0820-3572

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-A

ANNUAL REPORT PURSUANT TO SECTION 17
OF THE SECURITIES REGULATION CODE AND SECTION 141
OF THE CORPORATION CODE OF THE PHILIPPINES

12-31-08
AR/S

1. For the fiscal year ended **December 31, 2008**

2. SEC Identification Number **184044** 3. BIR Tax Identification No. **000-775-860**

4. Exact name of registrant as specified in its charter **JG Summit Holdings, Inc.**

5. **Pasig City, Philippines**
Province, Country or other jurisdiction of incorporation or organization

6. [ ] (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower ADB Ave. corner Poveda Road, Pasig City 1600**
Address of principal office Postal Code

8. **(632) 633-7631**
Registrant's telephone number, including area code

9. **Not Applicable**
Former name, former address, and former fiscal year, if changed since last report.

10. Securities registered pursuant to Sections 8 and 12 of the RSC, or Sec. 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
Common Stock	**6,797,191,657**

11. Are any or all of these securities listed on a Stock Exchange.

Yes [/] No [ ]
If yes, state the name of such stock exchange and the classes of securities listed herein:

Philippine Stock Exchange
Common Stock

12. Check whether the registrant:

(a) has filed all reports required to be filed by Section 17 of the SRC and SRC Rule 17 thereunder or Section 11 of the RSA and RSA Rule 11(a)-1 thereunder and Sections 26 and

141 of The Corporation Code of the Philippines during the preceding 12 months (or for such shorter period that the registrant was required to file such reports);

Yes [/] No [ ]

(b) has been subject to such filing requirements for the past 90 days.

Yes [/] No [ ]

13. State the aggregate market value of the voting stock held by non-affiliates of the registrant. The aggregate value shall be computed by reference to the price at which the stock was sold, or the average bid and asked prices of such stock, as of a specified date within 60 days prior to the date of filing. If a determination as to whether a particular person or entity is an affiliate cannot be made without involving unreasonable effort and expense, the aggregate market value of the common stock held by non-affiliates may be calculated on the basis of assumptions reasonable under the circumstances, provided the assumptions are set forth in this Form. (See definition of "affiliate" in "Annex B").

The aggregate market value of stocks held by non-affiliates is ₱14,199,901,528.

TABLE OF CONTENTS

PART I - BUSINESS AND GENERAL INFORMATION

Item 1. Description of Business

(A) Business Development

JG Summit Holdings, Inc. (the Company), which is controlled by the Gokongwei Family, was incorporated in November 1990 as the holding company for a group of companies with substantial business interests in branded consumer foods, agro-industrial and commodity food products, property development and hotel management, telecommunications, air transportation, petrochemicals and international capital and financial services. In addition, the Company has business interests in other sectors, including power generation and insurance.

The Company is one of the largest and most diversified conglomerates within the Philippines. The Company was listed on the PSE in 1993.

The Company and its subsidiaries (the Group), conduct business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao.

The Group also has a branded foods business in the People's Republic of China (PRC) and the ASEAN region and an interest in a property development company in Singapore.

The Company has not been into any bankruptcy, receivership or similar proceedings for the past two years.

The Gokongwei Family beneficially owns approximately 26.03% of the outstanding share capital of the Company. In addition, certain members of the Gokongwei Family are trustees of the Gokongwei Brothers Foundation, which holds interest in approximately 29.38% of the existing outstanding share capital of the Company.

(B) Business of Issuer

The industry segments where the Company and its subsidiaries and affiliates operate are summarized below:



Digital Telecommunications Philippines, Inc. and subsidiaries (49.81%)
JG Summit Petrochemical Corp. (100%)
CP Air Holdings Inc. and Subsidiaries (100%)
Robinsons Savings Bank Corp. (100%)
Telecommunications
Petrochemicals
Air Transportation
Banks
JG Summit Holdings, Inc.
Power Generation
Property Development and Hotel Management
Foods, Agro-Industrial & Commodity Food Products
Supplementary Businesses
First Private Power Corporation (20%)
Robinsons Land Corporation and Subsidiaries (60.01%)
Universal Robina Corporation and Subsidiaries (61.35%)
JG Summit (Cayman), Ltd. (100%)
JG Summit Philippines Ltd. and a subsidiary (100%)
JG Summit Limited (100%)
Unicon Insurance Brokers Corp. (100%)
Express Holdings, Inc. and Subsidiaries (100%)
JG Summit Capital Services Corporation and Subsidiaries (100%)

The following table shows the breakdown of the Company's revenues and net profits from continuing operations by business areas (in millions except % amounts):

	REVENUES						NET PROFITS					
	2006		2007		2008		2006		2007		2008	
	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%	Peso	%
Food, Agro-Industrial and Commodity Food Products	35,202	53	37,743	49	45,483	46	1,786	27	3,288	37	234	(33)
Air Transportation	9,714	15	15,025	19	19,698	20	(288)	(4)	3,614	41	(3,260)	470
Telecommunications	7,633	11	8,313	11	11,351	11	(480)	(7)	583	7	(985)	142
Real estate and hotels	7,346	11	9,485	12	12,650	13	1,834	28	2,781	31	3,868	(558)
Petrochemicals	5,304	8	5,151	7	9,284	9	(2,766)	(42)	(722)	(8)	(674)	97
Banks	1,156	2	1,378	2	1,039	1	256	4	285	3	144	(21)
Other Supplementary Businesses	263	-	275	-	368	-	4,890	74	669	8	230	(33)
Adjustments/elim							1,346	20	(1,689)	(19)	(251)	36
Total from continuing operations	66,618	100	77,370	100	99,873	100	6,578	100	8,809	100	(694)	100

Information as to domestic and foreign revenues, including foreign currency denominated revenues and dollar linked revenues, and their contributions to total revenues follow (in millions except % amounts):

	2006		2007		2008	
	Amount	**%**	**Amount**	**%**	**Amount**	**%**
Domestic	48,442	73	56,369	73	70,388	70
Foreign	18,176	27	21,001	27	29,485	30
	66,618	100	77,370	100	99,873	100

a) BRANDED CONSUMER FOODS, AGRO-INDUSTRIAL AND COMMODITY FOOD PRODUCTS

Business Development

The Company operates its food business through Universal Robina Corporation (URC), which is one of the largest branded food product companies in the Philippines and has a growing presence in other Asian markets. URC was founded in 1954 when Mr. John Gokongwei, Jr. established Universal Corn Products, a cornstarch manufacturing plant in Pasig. URC is currently involved in a wide range of food-related businesses, including the manufacture and distribution of branded consumer foods, production of hogs and day-old chicks, manufacture of animal and fish feeds, glucose and veterinary compounds, flour milling and sugar milling and refining. URC is a dominant player with leading market shares in Savory Snacks, Candies and Chocolates, and is a significant player in Biscuits, with leading positions in Cookies and Pretzels. URC is also the largest player in the RTD Tea market, and is a respectable 2nd player in the Coffee business.

Principal Products or Services

URC operates its food business through operating divisions and wholly or majority-owned subsidiaries that are organized into three core business segments: branded consumer foods, agro-industrial products and commodity food products.

Branded consumer foods (BCF), including URC's packaging division, is the largest segment contributing about 76.5% of revenues for the fiscal year ended September 30, 2008. Established in the 1960s, URC's BCF division manufactures and distributes a diverse mix of snack, chocolate, candy, biscuit, bakery, beverages, noodles and tomato based-products. The manufacture, distribution, sales and marketing activities for URCS's consumer food products are carried out mainly through the branded consumer foods group consisting of snack foods, beverage and grocery divisions, although URC conducts some of its branded consumer foods operations through its wholly-owned or majority-owned subsidiaries and joint venture companies (e.g. Hunt-URC and Nissin-URC). URC established Packaging division to engage in the manufacture of polypropylene films for packaging companies. The bi-axially oriented polypropylene plant (BOPP), located in Batangas, began commercial operations in June 1998. URC also formed the Food Service and Industrial Division that supplies BCF products in bulk to certain institutions like hotels, restaurants and schools.

In 2004, URC introduced and manufactured ready to drink tea in PET bottles, C2. URC expanded the beverage product line to include functional beverages such as fitness water. In 2006, URC supplied certain flexible packaging materials to BCF through its wholly-owned subsidiary, CFC Clubhouse Property, Inc. In 2007, URC acquired the water manufacturing facilities and trademark from Nestle Water Philippines Inc., which added water to the beverage product line. In 2008, URC acquired General Milling Corp.'s Granny Goose brand and snacks line which further expanded the snacks product lines.

In 2000, URC expanded its BCF business more aggressively into other Asian markets primarily through its subsidiary, URC International and its subsidiaries in China: Shanghai Peggy Foods Co. Ltd., Panyu Peggy Foods Co. Ltd. and URC Hongkong Co. Ltd. (formerly Hongkong Peggy Snack Foods Co. Ltd.); in Malaysia: URC Snack Foods (Malaysia) Sdn. Bhd. (formerly Pacific World Sdn. Bhd.) and Ricellent Sdn. Bhd.; in Thailand: URC (Thailand) Co. Ltd. (formerly Thai Peggy Foods Co. Ltd); in Singapore: URC Foods (Singapore) Pte. Ltd. (formerly Pan Pacific Snacks Pte. Ltd.); in 2007, Acesfood Network Pte, Ltd. and in 2008 Advanson International Pte, Ltd.; in Indonesia: PT URC Indonesia. In 2006, URC started operations in Vietnam through its subsidiary URC Vietnam Company Ltd. The Asian operations contributed about 20.4% of URC's revenues for the fiscal year ended September 30, 2008.

URC has a strong brand portfolio created and supported through continuous product innovation, extensive marketing and experienced management. Its brands are household names in the Philippines and a growing number of consumers across Asia are purchasing URC's branded consumer food products.

URC's agro-industrial products segment operates three divisions, which engage in hog and poultry farming (Robina Farms or "RF"), the manufacture and distribution of animal feeds, glucose and soya products (Universal Corn Products or "UCP"), and the production and distribution of animal health products (Robichem). This segment contributed approximately 12.3% of the sale of goods and services in fiscal year 2008.

URC's commodity food products segment engages in sugar milling and refining through its Sugar divisions URSUMCO, CARSUMCO and SONEDCO, and in fiscal 2008, acquired PASSI I and II, which provide additional capacity to our existing sugar mills; and flour milling and pasta manufacturing through URC Flour division. In fiscal 2008, the segment contributed approximately 11.2% of aggregate net sales and services.

The percentage contribution to URC's revenues for the three years ended September 30, 2006, 2007 and 2008 by each of URC's principal product categories is as follows:

	For the fiscal years ended September 30		
	2006	2007	2008
Branded Consumer Foods	75.6%	75.2%	76.5%
Agro-Industrial Products	14.4	15.0	12.3
Commodity Food Products	10.0	9.8	11.2
	100.0%	100.0%	100.0%

The geographic percentage distribution of the Company's revenues for the period ended September 30, 2006, 2007 and 2008 is as follows:

	For the fiscal years ended September 30		
	2006	2007	2008
Philippines	77.9%	80.9%	79.6%
ASEAN	19.1	17.4	18.4
China	3.0	1.7	2.0
	100.0%	100.0%	100.0%

Customers
URC's businesses are not dependent upon a single customer or a few customers that a loss of anyone of them would have a material adverse effect on the Company. URC has no single customer that will account for 20.0% or more of the Company's total sale of goods and services based upon existing orders.

Distribution, Sales and Marketing
URC has developed an effective nationwide distribution chain and sales network that it believes provide its competitive advantage. URC sells its branded food products primarily to supermarkets, as well as directly to top wholesalers, large convenience stores, large scale trading companies and regional distributors, which in turn sell their products to other small retailers and down line markets. URC's branded consumer food products are distributed to approximately 124,000 outlets in the Philippines and sold through its direct sales force and regional distributors. URC intends to enlarge its distribution network coverage in the Philippines by increasing the number of retail outlets that its sales force and distributors directly service.

The branded consumer food products are generally sold by URC either from salesmen to wholesalers or supermarkets, and regional distributors to small retail outlets. 15 to 30-day credit terms are extended to wholesalers, supermarkets and regional distributors.

URC believes that its emphasis on marketing, product innovation and quality, and strong brand equity has played a key role in its success in achieving leading market shares in the different categories where it competes. In particular, URC launched Jack n' Jill as a master umbrella brand in order to enhance customer recognition of its products. URC devotes significant expenditures to support advertising and branding to differentiate its products and further expand market share both in the Philippines and its overseas markets, including funding for advertising campaigns, such as television commercials and radio and print advertisements, as well as promotions for new product launches by spending on average 5% of its branded consumer food division's net sales this year.

Competition

URC faces competition in all segments of its businesses both in the Philippine market and in international markets where it operates. URC believes that the principal competitive factors include price, taste, quality, convenience, brand recognition and awareness, advertising and marketing, availability of products and ability to get its products widely distributed.

Generally, URC faces competition from both local and multinational companies in all of its markets. Major competitors in the market segments in which it competes include, in the Philippines, Liwayway Manufacturing Corp., Columbia Foods International, Republic Biscuit Corporation, Suncrest Foods Inc., Del Monte Phil. Inc., Monde Nissin Corporation, Nestle Philippines Inc., San Miguel Pure Foods Company Inc. and Kraft Foods Inc., and internationally, Procter & Gamble, Effem Foods/Mars Inc., Lotte Group, Perfetti Van Melle Group, Mayora Inda PT, Calbee Group, Apollo Food, Frito-Lay, Nestle S.A., Cadbury Schweppes Plc, Groupe Danone S.A. and Kraft Foods International.

Competition in the Philippine food and beverage industry is expected to increase in the future with increased liberalization of trade by the Philippine government and the predicted accompanying growth in imports due to the World Trade Organization (WTO), and ASEAN Free Trade Area (AFTA). Under the WTO, tariff rates on food and agricultural items are being decreased and import quotas are being eliminated among member countries, including the Philippines. AFTA is a free trade area formed by 10 South East Asian countries, including the Philippines. Under AFTA, tariffs on manufactured goods, including processed agricultural products, are being minimized or eliminated over a 15-year period starting January 1, 1993, and non-tariff barriers will be subsequently phased out.

The day-old chicks market is cyclical, very competitive and principally domestic. URC believes that the principal competitive factors are chick quality, supply dependability, price, and breeder performance for broiler chicks. For layer chicks, competitive factors are egg productivity and disease resistance. Principal competitors are RFM Corp. and Math Agro for broiler chicks and Bounty Farms, Inc. for both broiler and layer chicks.

The live hog market is highly fragmented, competitive and principally domestic. URC believes that the principal competitive factors are quality, reliability of supply, price and proximity to market. URC's principal competitors are San Miguel Corp. (Monterey) and Foremost Farms, Inc. The main competition is from backyard raisers who supply 70%-80% of the total pork requirement in the country. In 2008, the hog population decreased by 25-30% because of disease outbreaks and farm closure(s) due to high cost inputs (Feeds) and lower live weight prices (due to lower consumer spending starting June 2008). Due to the decrease in supply it is expected that farm gate prices will relatively be higher in the first half of 2009 pending any increase in pork importation.

The commercial animal feed market is highly fragmented and its products compete primarily with domestic feed producers. As of September 30, 2008, there were 300 registered feed mills in the Philippines, 35% of which sell commercial feeds. URC believes the principal competitive factors are quality and price. URC's principal competitors are B-Meg and UNAHCO (Sarimanok & Thunderbird). A number of multinationals including Cargil Purina Phils. Inc., CJ and Sun Jun of Korea, and Bew Hope of China are also key players in the market.

The animal health products market is highly competitive. The market is dominated by multinationals and the Company is one of only a few Philippine companies in this market. The principal competitors are Pfizer, Inc., Univet Pharmaceuticals Ltd., and Merial Limited, a company jointly owned by Merk and Co., Inc. and Aventis S. A. URC believes that the principal competitive factors are brand equity, price, product effectiveness and customer services.

Enhancement and development of New Products
URC intends to continuously introduce innovative new products, product variants and line extensions in the snackfoods (snacks, biscuits, candies, chocolates and bakery), beverage and grocery (instant noodles, tomato-based). In fiscal 2008, URC acquired GMC's Granny Goose brand and snacks line to add products to its savory snacks line. This fiscal year alone, URC's Branded Consumer Foods has introduced 89 new products.

URC also plans to selectively enter and expand its presence in segments of the Philippine beverage market through the addition of branded beverage products designed to capture market share in niches that complement its existing branded snack food product lines. In 2004, URC introduced and manufactured ready to drink tea in PET bottles, C2. URC expanded the beverage product line to include functional beverages such as fitness water. In fiscal year 2007, URC acquired the water manufacturing facilities and trademark (Hidden Spring) from Nestle Water Philippines and entered into a licensing agreement with Societe Des Produits Nestle S.A., to manufacture and sell the products carrying the "Nestle Pure Life" trademark in the Philippines.

Raw Materials/Suppliers
A wide variety of raw materials are required in the manufacture of URC's food products, including corn, wheat, flour, sugar, glucose and potatoes, some of which are purchased domestically and others URC imports. URC also obtains a major portion of its raw materials from its agro-industrial and commodity food products divisions, such as glucose, flour and sugar and flexible packaging materials from wholly owned subsidiary CFC Clubhouse Property, Inc. A portion of flexible packaging material requirements are also purchased both locally and from abroad (Korea and Japan), while Tetra-pak packaging is purchased from Singapore. URC's policy is to maintain a number of suppliers for its raw and packaging materials to ensure a steady supply of quality materials at competitive prices. However, the prices paid for raw materials also generally reflect external factors such as weather conditions, commodity market fluctuations, currency fluctuations and the effects of government agricultural programs. In the past year, URC has experienced higher prices for majority of its core raw materials including wheat and cooking oils. While the Company has increased the prices of certain products to reflect the increased price of raw materials, it has not been able to pass on the full extent of such increases. In response to these developments, URC realigned its resources to improve its operational efficiencies. This strategy includes manufacturing its products in countries where the raw materials are available at the lowest cost.

For its day-old chicks business, URC requires a number of raw materials, including parent stock for its layer chicks, grandparent stock for its broiler chicks and medicines and other nutritional products. URC purchases the parent stock for its layer chicks from Hendrix Genetics and from Hy-Line International in the United States under exclusive distribution agreements for the Philippines. URC purchases the grandparent stock for its broiler chicks from Hubbard SAS in France. URC purchases a significant amount of the vitamins, minerals, antibiotics and other medications and nutritional products used for its day-old chicks business from its Robichem division. URC purchases vaccines from various suppliers, including Merial, Intervet Philippines, Inc. and Boehringer Ingelheim GmbH and Ceva.

For its live hog business, URC requires a variety of raw materials, primarily imported breeding stocks or semen. The Company purchases all of the feeds it requires from its Universal Corn Products division and substantially all of the minerals and antibiotics for its hogs from its Robichem division. Ample water supply is also available in its locations. URC maintains approximately one month of inventory of its key raw materials.

For its animal health products, URC requires a variety of antibiotics and vitamins, which it acquires from suppliers in Europe and Asia (particularly China). For its commercial animal feed products, URC requires a variety of raw materials, including corn grains, soya beans and meals, feed-wheat grains, wheat bran, wheat pollard, rice bran, copra meal and fish meal. Tapioca starch and soya bean seeds, on the other hand, are required for its liquid glucose and soya bean products, respectively. Corn is generally sourced from local corn traders and imports from suppliers in China and Europe for feed-wheat and from United States for soya bean seeds. URC imports tapioca starch from a number of suppliers, primarily in Vietnam and Thailand. URC purchases solvents locally from Shell Chemicals Philippines for use in the extraction of soya oil and other soya-products from soya beans. URC maintains approximately two months physical inventory and one month in-transit inventory for its imported raw materials.

URC obtains sugar cane from local farmers. Competition for sugar cane supply is very intense and is a critical success factor for its sugar business. Additional material requirements for the sugar cane milling process are either purchased locally or imported.

Wheat, the principal raw materials for flour milling and pasta business, is generally purchased through forward contracts from suppliers in the United States, Canada and China.

URC maintains a number of suppliers for its raw materials to ensure a steady supply of quality materials at competitive prices. URC believes that alternative sources of supplies of the raw materials that it uses are readily available. The Company's policy is to maintain approximately 30 to 90 days of inventory.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract

URC owns a substantial number of trademarks registered with the Bureau of Trademarks of the Philippine Intellectual Property Office. In addition, certain of its trademarks have been registered in other Asian countries in which it operates. These trademarks are important in the aggregate because brand name recognition is a key factor in the success of many of URC's product lines. In the Philippines, URC's licensing agreements are registered with the Philippine Intellectual Property Office.

URC also uses brand names under licenses from third parties. These licensing arrangements are generally renewable based on mutual agreement. URC's licensed brands include:

Swiss Miss milk shakes and cocoa mix for sale in the Philippines;
Nissin's Cup instant noodles for sale in the Philippines;

Hunt's tomato and pork and bean products for sale in the Philippines; and
Nestle Purelife for sale in the Philippines

URC has obtained Intellectual Property Office certificates of registration for its licensing agreements with Nissin-URC, Hunt-URC and Societes Des Produits Nestle S.A. URC was also able to renew its licenses with Nissin-URC and Hunt-URC for another term.

Regulatory Overview

As a manufacturer of consumer food and commodity food (flour) products, URC is required to guarantee that the products are pure and safe for human consumption, and that URC conforms to standards and quality measures prescribed by the Bureau of Food and Drug.

URC's sugar mills are licensed to operate by the Sugar Regulatory Administration. The Company renews its sugar milling licenses at the start of every crop year.

All of URC's livestocks and feeds products have been registered with and approved by the Bureau of Animal Industry, an agency of the Department of Agriculture which prescribes standards, conducts quality control tests of feeds samples, and provides technical assistance to farmers and feed millers.

Some of URC's projects, such as the sugar mill and refinery and poultry and hog farm operations, certain snacks products, BOPP packaging, flexible packaging and PET bottle manufacturing, are registered with the Board of Investments (BOI), which allows URC certain fiscal and non-fiscal incentives.

Effects of Existing or Probable Governmental Regulations on the Business

URC operates its businesses in a highly regulated environment. These businesses depend upon licenses issued by government authorities or agencies for their operations. The suspension or revocation of such licenses could materially and adversely affect the operation of these businesses.

Research and Development

URC also develops new products and variants of existing product lines, researches new processes and tests new equipment on a regular basis in order to maintain and improve the quality of its food products. In the Philippine operations alone, about ₱41 million was spent for research and development activities for fiscal year 2008 and approximately ₱26 million and ₱29 million for fiscal years 2007 and 2006, respectively.

URC has research and development staff for its branded consumer foods and packaging divisions of approximately 109 people located in its research and development facility in Metro Manila. URC conducts extensive research and development for new products, line extensions for existing products and for improved production, quality control and packaging as well as customizing products to meet the local needs and tastes in the international markets.

Transactions with Related Parties

URC, in its regular conduct of business, has engaged in transactions with the Company and the latter's affiliates. The Company provides URC Group with certain corporate center services including corporate finance, corporate planning, procurement, human resources, legal and corporate communications. The Company also provides URC with valuable market expertise in the Philippines as well as intra-group synergies.

Costs and Effects of Compliance with Environmental Laws
The operations of URC are subject to various laws enacted for the protection of the environment, including the Pollution Control Law (R.A. No. 3931 as amended by P.D. 984), the Solid Waste Management Act (R.A. No. 9003), the Clean Air Act (R.A. No. 8749), the Environmental Impact Statement System (P.D. 1586) and the Laguna Lake Development Authority (LLDA) Act of 1966 (R.A. No. 4850). URC believes that it has complied with all applicable environmental laws and regulations, an example of which is the installation of wastewater treatments in its various facilities. Compliance with such laws has not had, and in URC's opinion, is not expected to have, a material effect upon URC's capital expenditures, earnings or competitive position. As of September 30, 2008, URC has invested about ₱333 million in wastewater treatment in its facilities in the Philippines.

b) PROPERTY DEVELOPMENT AND HOTEL MANAGEMENT

Business Development
The Company, through Robinsons Land Corporation (RLC), which is one of the Philippines' leading real estate developers in terms of revenues, number of projects and total project size, has adopted a diversified business model, with both an "investment" component, in which it develops, owns and operates commercial real estate projects (principally shopping malls, high-rise office buildings and hotels) and a "development" component, in which it develops residential real estate projects for sale (principally residential condominiums, middle-cost to upscale residential developments and low-and-middle cost lots and houses in its subdivision developments).

RLC was incorporated on June 4, 1980 and its shares were offered to the public in an initial public offering and were subsequently listed in the Manila Stock Exchange and the Makati Stock Exchange (predecessors of the Philippine Stock Exchange) on October 16, 1989. RLC had successful follow-on offering of primary and secondary shares in October 2006 where a total of 932.8 million shares were offered to domestic and international investors generating USD223 million or ₱10.87 billion in proceeds. Of this amount, approximately ₱5.3 billion was raised from the primary portion, intended to fund its capital expenditure programs for fiscal 2007. The additional shares were listed on October 4, 2006.

Principal Products or Services
RLC has four business divisions: a) Commercial Centers, b) High-Rise Buildings, c) Housing and Land Development, and d) Hotels.

a.) Commercial Centers
RLC's Commercial Center Division develops, leases and manages shopping malls throughout the Philippines. As of fiscal 2008, it operated 21 shopping malls; comprising 6 malls in Metro Manila and 15 malls in other urban areas throughout the Philippines, with a gross floor area of approximately 1.328 million square meters. The Commercial Center Division's main revenue stream is derived from the lease of commercial spaces.

As of fiscal 2008, RLC has 13 new shopping malls in the planning and development stage for completion in the next 2-3 years.

b.) High-Rise Buildings
RLC's High-Rise Buildings Division develops office buildings for lease and middle-cost to upscale residential developments for sale. This business division focuses on the construction of office towers and residential condominium projects. This is in large part a function of

socio-economic development in the Philippines and specifically the emergence of strong market demand for projects of this type. Notwithstanding the name of this business division, the high-rise buildings division includes non-high-rise mid-range to high-end residential developments and RLC intends to pursue additional projects of such kind, market conditions permitting, through this business division.

b.1) Office Buildings

As of September 30, 2008, the high-rise buildings division had completed six office buildings, one building under construction and has a plan to develop additional buildings. All of the office building projects are located in Metro Manila.

b.2) Residential Condominium Building

As of September 30, 2008, the high-rise buildings division had a portfolio 26 residential condominium projects, of which 6 had been completed substantially and 20 projects under various stages of development. RLC has a focus on mixed-use developments in order to enhance the attractiveness of and capitalize upon synergies among its shopping mall, high-rise buildings and hotel developments. As of September 30, 2008, 20 of RLC's residential condominium projects were classified as mix-use by virtue of their proximity to RLC's six commercial mixed-use developments.

c.) Housing and Land Development

RLC's Housing and Land Development Division develops and sells affordable and middle-end residential lots, houses and condominium units aimed predominantly at the lower to middle-income market sector. As of September 30, 2008, RLC's housing and land development division has 32 ongoing projects, of which 11 had been completed, while 17 had been substantially sold. Its business plan, subject to market conditions, is to begin development of at least three new projects per year.

Currently, this division is expanding the geographic region in which it seeks land, by pursuing joint venture opportunities in selected regional areas. As of September 30, 2008, it was in various stages of negotiations for the development of approximately 200 hectares in key regional cities throughout the Philippines.

d.) Hotels

RLC's Hotel division owns and operates hotels within Metro Manila and Cebu City. RLC, also to a lesser extent, plans to develop new, smaller hotels in connection with its other mixed-use development properties. RLC's hotels division currently has a portfolio of three hotels. As of September 2008, RLC's Hotel Division has an average occupancy rate of 74.4%.

The percentage contribution to RLC's revenues for the three years ended September 30, 2006, 2007 and 2008 by each of business segment is as follows:

	For the fiscal years ended September 30		
	2006	2007	2008
Commercial Centers	47.1%	39.3%	33.9%
High-Rise Buildings	32.5%	40.4%	49.4%
Housing and Land Development	7.4%	8.0%	6.1%
Hotels	13.0%	12.3%	10.6%
	100.0%	100.0%	100.0%

Competition
RLC competes with a number of domestic property developers in the real estate industry, as well as with established domestic and foreign hotel operators. RLC believes there is no single property company that has a significant presence in all sectors of the property market. In the commercial centers business, RLC believes that it has two major competitors since other players in the shopping mall business are significantly smaller. With respect to office buildings and residential project segments, RLC has two major competitors. The first competitor is positioned differently from RLC that it has more of a focus on the luxury market segment. The second competitor targets the same general market segment and offers a similar range of products. In the housing and land development business, RLC has more competitors since it does not enjoy the same "early mover" advantage. Because of the availability of joint venture arrangements with landowners and the ability to finance these projects through unit pre-sales, it is relatively easy for smaller players to enter into this business. With respect to hotel operations, the hotel business in the Philippines has not been particularly robust in the post-Asian financial crisis. RLC has entered into marketing tie-ups such as its affiliated airline Cebu Pacific, to boost its market share and promote domestic tourism.

Raw Materials/Suppliers
Construction and development of malls, high-rise office and condominium units as well as land and housing construction are awarded to various reputable construction firms subject to a bidding process and management's evaluation of the price and qualifications of and its relationship with the relevant contractor. Most of the materials used for the construction are provided by the contractors themselves in accordance with the underlying agreements, although sometimes RLC will undertake to procure the construction materials when it believes that it has an advantage in doing so.

Customers
RLC has a broad market base. The loss of any one customer would not have a materially adverse effect upon the Company.

Related Party Transactions
RLC leases significant portions of its commercial centers and office buildings to various subsidiaries and affiliates. Anchor tenants of the shopping malls are generally composed of affiliates in the retail trade business, namely Robinsons Department Store, Robinsons Supermarket and Handyman. Other affiliates include Top Shop, Robinsons Savings Bank and Cebu Pacific. Digitel also provides RLC with telecommunications services from time to time. RLC's lease contracts and/or supply services with these affiliate companies are under commercial terms at least as favorable as the terms available to non-affiliated parties.

Regulatory Overview
The real estate industry in the Philippines is subject to significant government regulation over, among other things, land acquisition and title issuance, development planning and design, construction, and mortgage financing, refinancing and pre-selling. Republic Act No.7279 requires developers of proposed subdivision projects to develop an area for socialized housing equivalent to at least 20% of the total subdivision area or total subdivision project cost, at the option of the developer. Alternatively, the developer may opt to buy socialized housing bonds issued by various accredited government agencies or enter into joint venture arrangements with other developers engaged in socialized housing development. RLC has benefited from providing low-income housing or projects of such types which are financially assisted by the government. These policies and programs may be modified or discontinued

in the future. The government may also adopt regulations which may have the effect of increasing the cost of doing business for real estate developers. Under current law, income derived by domestic corporations from the development and sale of socialized housing which currently, among other things, must have a basic selling price of ₱300,000, is exempt from project related income taxes. Under the current Investment Priorities Plan (IPP) issued by the BOI, mass housing projects including development and fabrication of housing components, are eligible for government incentives subject to certain policies and guidelines. In the future, since the sale of socialized housing units comprise a portion of homes sold by RLC, any changes in the tax treatment of income derived from the sale of socialized housing units may affect the effective rate of taxation of RLC.

The Philippine Economic Zone Authority (PEZA) is a government corporation that operates, administers and manages designated special economic zones (Ecozones) around the country. PEZA registered enterprises locating in an Ecozone are entitled to fiscal and non-fiscal incentives such as income tax holidays and duty free importation equipment, machinery and raw materials. Information technology (IT) enterprises offering IT services (such as call centers and business process outsourcing using electronic commerce) are entitled to fiscal and non-fiscal incentives if they are PEZA-registered locators. RLC actively seeks PEZA registration of its buildings, as this provides significant benefits to its tenants. As of fiscal September 2007, the Robinsons Pioneer mixed-use complex is in a PEZA Ecozone, the Robinsons Equitable Tower is a PEZA-registered building and the Robinsons Summit Center has applied for PEZA accreditation.

United Industrial Corporation Limited
In May 1999, the Company, through a subsidiary, acquired a 23% stake in a Singapore listed company, United Industrial Corporation Limited (UIC) which is one of the largest property developers in Singapore owning various office buildings that are located in prime locations. In December 2008, the Company's indirect interest in the shares of UIC increased to 35.02%. Other than the Company, the only significant stockholder in UIC is the United Overseas Bank group of Singapore.

c) TELECOMMUNICATIONS

Business Development
The Company, through its subsidiary Digital Telecommunications Phils, Inc. (DIGITEL), provides voice and data services through wireless and wireline technology in the Philippine telecommunications industry. DIGITEL continues to be the second largest provider of wirelines in the country in terms of working lines. Through 694 regional and local exchanges, DIGITEL telephones are now available in 281 towns and cities throughout Luzon. As of December 31, 2008, DIGITEL had a total of over 600,000 installed lines and over 400,000 working lines.

DIGITEL's voice products and services include the provisioning of local call, national and international toll services, enhanced through DIGITEL's suite of value added services, payphones and prepaid phone cards via Digitel prepaid (Digikard) & Digitel prepaid IDD (DGMax) brands. Existing foreign and domestic carrier interconnection agreements enable sufficient transmission capacities for efficient and cost-effective routing. Interconnection with Philippine-based and some international Carriers involves the use of IP (Internet Protocol). Quality customer service assistance is provided through the improved LEC Helper and the Kamustahan Program Web Application. These systems support standardization of the Customer Care interfaces.

In addition to wireline voice services, DIGITEL's data division, Enterprise Business Unit, offers corporate customers and consumers access to high-speed data transmission and Internet services through domestic and international leased line services, frame relay and dedicated Internet service. In response to future requirements for convergent technologies enabling simultaneous voice and data service transmissions, the ongoing expansion of the highly successful Asymetric Digital Subscriber Line (ADSL) project addresses the growing demand for broadband access in both business and high-end residential markets in Luzon. DIGITEL's current network expansion commitment to build a fiber-optic broadband facility strategically strengthens DIGITEL's transmission coverage throughout Luzon, Visayas and Mindanao, ensuring reliable and efficient nationwide connectivity to major metropolitan business and commercial districts.

DIGITEL Crossing, a joint venture between DIGITEL, East Asia Netcom Philippines, Inc. (a wholly owned company of Asia Netcom) and Asia Netcom Philippines, Inc. (formerly Philippine Crossing Land Corporation) was granted its franchise last November 2003 to construct, install, establish, operate and maintain telecommunications systems throughout the Philippines by Congress under Republic Act No. 9235. It brings competitive and high speed capacities to the local telecoms environment, thus enabling the growth of new businesses such as call centers, software design, and other IT services that leverage the Philippines' competitive advantage in the world economy. Together with Enterprise Business Unit's Luzon-wide broadband backbone, this joint venture helped spur wide-spread Internet and high-speed data usage and familiarity around the country.

On September 18, 2001, DIGITEL established Digitel Mobile Philippines, Inc. (DMPI), a wholly owned subsidiary, to provide wireless public and private telecommunications services.

On March 29, 2003, DMPI commercially launched its wireless mobile services under the Sun Cellular brand offering the latest in GSM technology, provisioning voice services (local, national, international calls), messaging services (short text or multi-media messaging), outbound and inbound International Roaming, and Value Added Services. Sun Cellular pioneered the 24/7 intra-network unlimited wireless services in Philippines' mobile telecommunications industry by introducing 24/7 Call and Text Unlimited (CTU) and 24/7 Text Unlimited (TU).

Principal Products or Services

To capture a significant market share in the fierce telecommunications industry competition, the Wireline Voice communications offers a wide range of products and services to its customers, some of which are as follows:

- **DIGITEL CHOICE PLANS** are comprehensive business and residential telephone subscription packages. These subscription plans provide unlimited local calls at very affordable fixed basic monthly fee. These CHOICE plans come in metered and non-metered services with national and international calls. All CHOICE plans come with Internet-ready feature.
- **DIGITEL prepaid** is DIGITEL's hassle-free pre-paid phone card that gives subscriber convenient access to phone, fax, and internet from any DIGITEL postpaid and prepaid landline phone, including payphones.
- **DIGITEL prepaid IDD** is another prepaid service of DIGITEL that allows international call either through DIGITEL's postpaid lines, prepaid lines or payphones. With as low as P3/minute to top international destinations, callers, especially families of Overseas Filipino Workers, can now make frequent voice calls and engage in longer talk time, breaking all affordability barriers.

- **IP-VPN or Virtual Private Network** is DIGITEL's most reliable, flexible, scalable, manageable, and cost effective wide-area multi-service network based on Multi-Protocol Label Switching (MPLS) technology. This provides customers with the technology to securely access private information on their corporate network over DIGITEL'S Internet Protocol enabled network or over a shared public infrastructure, such as the Internet. IP-VPN can carry any type of IP Traffic with differentiated classes of service (CoS), thus, it is well-suited for converged voice, data and video applications.
- **DIA or Dedicated Internet Access** is DIGITEL's service that continues to provide the much-needed Internet bandwidth requirements of large corporations and Business Process Outsourcing (BPO) companies, particularly the Call Center industry. DIA keeps our customers' businesses on track, with a reliable Internet connectivity, allowing them to communicate with their various offices and partners anywhere in the country and across the world. Customers are able to complete purchase/selling or any other business transactions, and even go on-line and check how their business is doing, through a real video-streaming running over their internet facility.

DIGITEL provides the following wireline data communications services to its subscribers through its data services arm Enterprise Business Unit and through a joint venture, DIGITEL Crossing.

Data Services

- **Leased Line** provides point-to-point telecommunication line with a 24-hour link to the business. It is an ideal tool in exchanging information in the form of data, voice, video or a combination of the three, through terrestrial microwave copper cable or fiber optic technology.
- **Frame Relay Service** is a Wide Area Network (WAN) communications technology that provides a certain company with a point-to-point or point-to-multi point dedicated connection.
- **International Private Leased Circuit** provides an international connectivity using a dedicated circuit. Through the partnership with Asia Netcom, DIGITEL can connect companies to major cities around the world.
- **International Frame Relay** – Working together with Asia Netcom, DIGITEL offers the resources and expertise to meet the subscriber's global telecommunication needs under a single contract with exceptional services.

Internet Services

- **Internet Access** is a dedicated connection to the internet with the flexibility to grow with subscriber's business. This may either be:
    - **Premium Internet Service** – designed for Internet Service Provider (ISP) clients who demand the fastest connection to the Internet backbone at a 1:1 bandwidth ratio
    - **The Corporate Internet Service** – for corporate clients that have lower utilization compared to ISPs, they can choose to avail shared bandwidth Corporate Internet Service that has 2:1 and 4:1 bandwidth ratio.
- **DIGITEL DSL and Business DSL** provide residential and SME subscribers respectively uninterrupted high-speed Internet connection for various applications such as e-mail, browsing, video and audio streaming, online games, and VOIP. All plans are now bundled with traditional voice service and are offered at very affordable subscription packages.

- **Peering Service** is the arrangement of traffic exchange between ISPs. Larger ISPs with their backbone networks agree to allow traffic from other large ISPs to pass through their backbones so that local internet traffic does not need to pass through expensive bandwidth.
- **Virtual Internet Presence** allows the internet connection to become a secure data pipe between regional sites. This service will offer ISP business establishments of a Local Presence without investing on expensive equipment, thus lowering total cost of operations compared to opening up and maintaining own internet equipment.

DIGITEL's Wireless Communications Services (WCS) represented by Sun Cellular, offers the latest in GSM technology, providing voice services (local, national, international calling), messaging services (short text or multimedia messaging), outbound and inbound international roaming (currently available in selected countries in Asia, Africa, Europe, and North and South America), broadband wireless technology, and value-added services such as Mobile Internet, and up-to-date downloadable contents like ringtones, dialtunes, picture messages, and logos.

- **Postpaid Services** offer fully consumable monthly service fees for voice usage (including IDD calls). Its range of plans has also proven to be an advantage as consumers have a choice among 5 postpaid plans: Plan 350, 600, 1000, 2000, and 3500. All of these plans come with a free handset with a 24-month holding period and can be enrolled in Call & Text unlimited to enjoy non-stop calling and texting Sun-to-Sun at a fixed monthly fee.
- **Prepaid Service** continues to attract more and more subscribers as its products have been specifically designed to provide subscribers with the best-value choices tailored to fit their specific needs and wants. Sun Cellular prepaid reloads are available in P50, P150, P300 and P500 denominations, in call cards or electronic reloads. Further, Sun Cellular offered through its electronic loading system, the Xpressload, its Call & Text Unlimited product via the P25 Call and Text Unlimited (CTU25) where Sun users can enjoy 24 hours of intra-network unlimited voice call and SMS for only P25.
- **Sun Broadband Wireless** – Launched in May 2008, it is a personal mobile broadband service that offers the most advanced and affordable mobile broadband solution. .
- **International Services** such as roaming services for its post-paid subscribers in Asia, North and South America, Europe and Africa by partnering with key mobile operators around the globe. As of December 31, 2008, Sun Cellular's International roaming coverage has grown to more than 300 operators in more than 100 destinations.

The percentage contribution to DIGITEL's service revenues for the three years ended December 31, 2006, 2007 and 2008 by each of Digitel's principal product categories is as follows:

	For the years ended December 31		
	2006	2007	2008
Wireline Voice Communication	58.7%	47.1%	32.2%
Wireless Voice Communication	37.4%	48.3%	64.6%
Wireline Data Communication	3.9%	4.6%	3.2%
	100.0%	100.0%	100.0%

Competition
According to the NTC, the Philippines is one of the countries that has the fastest growing telecommunications network in Asia. Consequently, DIGITEL faces a number of competitors such as Philippine Long Distance Telephone Co., Smart Telecommunications, Bayantel and Globe. The principal bases of competition in both wireline and wireless segment are price, coverage, quality of service support, and speed of network access and availability of calling features.

Currently, DIGITEL dominates the Luzon wireline market in terms of the total number of towns and cities served and lines installed. As of December 2008, DIGITEL had installed lines of over 60,000 with 400,00 working lines in 281 served towns and cities throughout Luzon including Quezon City in the National Capital Region.

DMPI, on the other hand, is the fastest growing mobile network provider in the country with more than 8 million subscribers supported by its more than 4,000 Cell Sites situated in all major cities and municipalities nationwide.

Prepaid subscriber growth increased by 80% year-on-year, as more and more affordable products and services have been launched, and more existing products have been enhanced. Sun Cellular currently holds 11% of the total prepaid market share and boasts of a 26% share in net additions in the country.

Sun Cellular continued its aggressive campaign in the Postpaid business, as it maintained a tighter grip on the number two spot while building momentum towards its quest for market dominance.

Suppliers
DIGITEL has entered into construction contracts with Huawei and Ericsson to undertake the implementation of DIGITEL's mobile network expansion projects in the Philippines. The Company will expand coverage to about 5,500 cellsites by end of year 2009.

Customers
At the retail level, DIGITEL provides local metered service as well as domestic and international long distance services to individual wireline and wireless subscribers both for outbound and inbound calls. It also provides Data Communications to business subscribers and Internet Services to both business and residential customers.

At the wholesale level, other telephone companies and private enterprises utilize DIGITEL's inter-exchange and IGF facilities, in effect becoming customers of the Company. DIGITEL now counts companies in the manufacturing, trading, banking, utilities, BPOs, call centers, hospitals, hotel and real estate sectors among its corporate subscribers.

Sun Cellular on the other hand continues to make available prepaid services through its thousands of Expressload retailers, distributors, as well as The Sun Shop outlets. Postpaid services meanwhile are being provided to individuals, families, small and medium enterprises, and even well-known local companies which include hospitals, courier services, transport businesses, retail merchants, and the like.

Related Party Transactions
DIGITEL, in its ordinary course of business, has transactions with its subsidiaries and affiliated companies consisting mainly of lease of telecommunications facilities.

Regulatory Overview
The Company's franchise which was granted in February 1994 and to expire after 25 years is subject to amendment, termination or repeal by the Philippine Congress. The franchise provides that the Company may offer particular services upon obtaining the permission of the NTC, which permission is granted through the issuance of Certificates of Public Convenience and Necessity ("CPCNs"). Upon receipt of an application for a CPCN, the NTC normally issues a Provisional Authority (PA), which can be renewed annually that permits operation of the service pending issuance of the CPCN. The PAs may be revoked by the NTC if the Company fails to comply with the conditions thereof. In addition, the Company and its business are subject to extensive regulation by the NTC, particularly with respect to rates.

The PA granted to DIGITEL was originally valid for eighteen months from date of issuance and was subsequently extended by the NTC up to February 7, 2005. In November 2005, DIGITEL's PA was further extended up to but not beyond February 7, 2008. In December 2007, DIGITEL has filed a manifestation for the issuance of a Certificate of Public Convenience and Necessity (CPCN) to install, operate and maintain a nationwide CMTS using GSM and/or CDMA technology. On June 4, 2008, NTC granted DIGITEL a CPCN to operate and maintain a nationwide CMTS, for a period coterminous with the life of its existing franchise under RA No. 9180.

DIGITEL believes that they are in compliance with all government regulations applicable to telecommunication companies.

d) AIR TRANSPORTATION

Business Development
Cebu Air, Inc. (Cebu Air) was incorporated on August 26, 1988. With the liberalization of the airline industry in 1995, JG Summit acquired 49% of Cebu Air's outstanding capital stock to undertake domestic and international flights to and from major cities in the Philippines and around the world. In September 2001, the Company, through a subsidiary, acquired the remaining 51% of Cebu Air's capital stock, thus making it a wholly owned subsidiary as of year end 2001. In May 2006, Cebu Air was acquired by CP Air Holdings Inc. (CPAir) through a deed of assignment by the Company, which resulted in the 100% ownership by CPAir of Cebu Air. CPAir is a wholly owned subsidiary of the Company.

Cebu Air operates under the trade name "Cebu Pacific Air (CEB)" which is the leading low-cost carrier in the Philippines. CEB entered the market in March 1996 with its first domestic commercial flight from Manila to Cebu. CEB engineered the "low fare, great value" strategy in the local aviation industry by providing scheduled air travel services targeted to air travel passengers who are willing to forego extras for fares that are typically lower than those offered by traditional full-service airlines while placing heavy emphasis on maintaining high levels of service quality, offering reliable services and developing in-flight initiatives to promote fun, positive and memorable travel experience.

CEB commenced scheduled passenger service operations in 1996, initially operating seven routes within the Philippines. International operations began in 2001, offering flights from Manila to Hong Kong. Through the years, CEB was able to expand its network. As of December 31, 2008, CEB now flies to 15 international destinations (Bangkok, Guangzhou, Hong Kong, Incheon, Jakarta, Kuala Lumpur, Kaoshiung, Kota Kinabalu, Macau, Pusan, Osaka, Saigon, Shanghai, Singapore and Taipei) and 27 domestic destinations (Bacolod, Busuanga, Butuan, Cagayan de Oro, Caticlan, Cebu, Clark, Cotabato, Davao, Dipolog,

Dumaguete, General Santos, Iloilo, Kalibo, Laoag, Legaspi, Manila, Naga, Ozamis, Puerto Princesa, Roxas, San Jose, Surigao, Tacloban, Tagbilaran, Tuguegarao and Zamboanga). CEB operates from four operating bases, the Ninoy Aquino Airport Terminal 3 in Pasay City, Metro Manila, Mactan-Cebu International Airport (MCIA) located in Lapu-Lapu City, Diosdado Macapagal International Airport in Clark, Pampanga and Davao International Airport in Davao City, Davao del Sur.

As of December 31, 2008, CEB operates a fleet of 25 aircraft, ten of which are Airbus A319-111, nine of which are Airbus A320-214, and six of which are ATR 72-500 aircraft. The current fleet took shape through a re-fleeting program which was completed in March 2007, replacing the older Boeing B757 and McDonnel Douglas DC-9 aircraft, which CEB sub-leased and retired, respectively. All of these aircrafts are owned except for seven A320-214 aircraft which are under long-term operating leases. CEB intends to expand its fleet size over the course of the coming years and as of December 31, 2008, has secured operating lease arrangements for four new Airbus A320-214 aircraft (2 of which will be delivered in January 2009, one in January 2012, and one in June 2012). In addition, it has also signed a purchase agreement for up to 20 additional new Airbus A320-200 aircraft comprising of ten firm orders and ten purchase options. The ten firm orders are scheduled to be delivered between 2010 and 2012. Furthermore, CEB will take delivery of four more ATR 72-500 turboprop aircraft in 2009, with options for additional eight aircraft, to cater to domestic destinations with smaller airports. CEB has one of the youngest fleet in Asia, with an average aircraft age of approximately 21 months as of December 31, 2008. CEB has also established foreign branches in Hong Kong, Singapore and Macau. The Hong Kong branch was established in 2002. It has been granted a Business Registration Certificate by the Hong Kong government that is renewed on an annual basis. The Singapore branch was registered with the Accounting and Corporate Regulatory Authority of Singapore in 2006 while the Macau branch was registered with the Macau Company Registrar in 2008.

Principal Products or Services

CEB is the country's low-fare commercial airline pioneer that engages in domestic and international passenger and cargo operations.

Passenger Services

CEB is recognized as the leading provider of affordable, fun, safe and quality air transportation services in the Philippines. It takes pride on its ability to offer passengers a quality, value-for-money service by providing no frills cabin service and by providing passengers the option to pay for extras. CEB is a "fun" airline. It stands out from all the other domestic airlines as it is the only one that offers an extremely unique flying experience through Fun Flights. Cebu Pacific has redefined in-flight entertainment with the introduction of activities such as games on board all its flights. The passengers' positive perception of this different approach to flying has had a noticeable impact on CEB's brand awareness in the public.

For CEB, value extends beyond efficient transport and warm service. Passengers get more than their money's worth with innovative value products, most of which are Philippine firsts.

CEB has always been the first in the industry to offer never-before-seen low fares. It started with the introduction of Go! Fares in 2005, a new fare structure that allows the allocation of seats to be sold in advance at discounted fares. The remainder of the seats would be sold at regular prices. CEB also offered promotional Piso fares which evolved into Zero fares for both domestic and international routes. CEB recently introduced all-inclusive pricing for its domestic services amidst the rise of fuel prices and surcharges. CEB spearheaded the transparency of fare advertisements by advertising all-inclusive fares (fare + fuel & insurance surcharge + 12% VAT).

CEB also offers promotional fares which are introduced in connection with extraordinary events, such as the introduction of services to a new route or an intensive effort to stimulate travel on a particular route. Promotional fares have restricted selling and travel periods.

In 2008, 22% of the total sales were sold at lower fare levels. CEB's offering of substantially lower fares follows studies that pre-selling seats at lower prices would generate higher revenues and make CEB financially stronger. Lower fares would also promote local tourism and even closer family ties since travel to the provinces will become very affordable.

Another first in Philippine aviation industry is electronic ticketing (E-ticketing). CEB is the first Philippine carrier to develop the facility for use in its domestic flights. E-Ticketing, with its "ticket anytime, anywhere" concept, has definitely made traveling a lot easier for people. E-ticketing translates into faster sales, more efficient service and increased productivity while making traveling hassle-free since guests' ticket information are stored electronically.

Constant innovation has always been important to CEB and the airline is continuously looking for opportunities to offer travelers more options. Other innovation includes TxtCEB, a booking engine with the use of mobile phones through short messaging system; and Payment Centers at various banks where tickets can be paid in person, via automated teller machines, phone or internet banking. Other products being offered include:

- Fun Shop - CEB's on-board shop which offers sale of merchandise items.
- Fun Tours - CEB's tour package brand that offers roundtrip airfares, hotel accommodation, airport transfers and optional tours to passengers.
- Hotels Plus - CEB's online hotel product to complement the online booking service. Passengers who would like to book hotel accommodations are redirected to the website of OctopusTravel.com (Hong Kong) Ltd.
- Europcar - CEB's inland transport service for self-driven and chauffeur-driven vehicles for domestic destinations. This is in partnership with the leading European car rental firm, Europcar.
- TravelSure - CEB's insurance product which offers comprehensive personal accident and emergency medical treatment insurance coverage for guests traveling anywhere in the Philippines or in Asia. This is the first insurance product in the country that is available for booking online. This is in partnership with Malayan Insurance Company.
- Go! Mastercard - CEB's co-branded credit card operated in partnership with Robinsons Retail Group and is issued by Metrobank Card Corporation. The Go! Mastercard is the first 'white label' card in the market offering rewards and incentives for purchases from a conglomerate. The conglomerate card is branded and led by CEB and the Robinsons Retail Group. Our frequent flyer program (the Summit Club) was discontinued and replaced by the Go! Mastercard program.

Cargo Services

CEB provides airport-to-airport cargo services on all of its domestic and international routes. In addition, it also accepts cargo packages from domestic points (via Manila) for shipment to overseas destinations through its airline partners Gulf Air, Continental Airlines, Qatar Airways, Saudi Arabian Airlines and Emirates.

CEB has an internal sales and marketing department. It has also external sales agents that increase CEB's distribution channels in the Philippines and to the regional destinations where it operates.

Competition

The level and intensity of competition that CEB faces varies from route to route based on a number of factors. Principally, CEB competes with other airlines that service the routes it flies. However, on certain domestic routes, CEB also considers alternative modes of transportation, particularly sea and land transport, to be competitors for its services. CEB's main competitor in the Philippines is Philippine Airlines (PAL), the Philippines' first flag carrier. PAL offers full service air travel and has significantly more international business than CEB has. Most of CEB's domestic destinations are also serviced by PAL. CEB, likewise, competes in the Philippines with Air Philippines, a domestic operator which has positioned itself as a low-price carrier in the market. Certain smaller airlines, including Zest Air (formerly Asian Spirit) and Southeast Asian Airlines, also compete with CEB domestically.

CEB also faces competition internationally with several regional full-service airlines and regional low-cost carriers currently operating in the Philippines, which include Tiger Airways, JetStar Asia Airways and AirAsia.

Competition in the Philippine air transportation industry is expected to increase in the future with increased liberalization of the Philippine aviation industry. As of present, the Philippines operates under a bilateral framework, whereby foreign carriers are granted landing rights in the Philippines on the basis of reciprocity as set forth in the relevant bilateral agreements between the Government and foreign nations. There are indications, however, that the Government is considering further liberalization of the Philippine aviation industry by allowing foreign carriers to exercise "freedoms of the air" traffic rights beyond those that were established under the bilateral agreements.

Aside from other airlines, CEB is also confronted with competition from ground and sea transportation alternatives, including buses, trains, ferries, boats and cars, which are the principal means of transportation in the Philippines. The Government is currently implementing an initiative to improve the national highway system, which may increase the appeal of road travel in the Philippines as an alternative to air travel. Video teleconferencing and other methods of electronic communication and improvements also add a new dimension of competition to the industry as they, to a certain extent, provide lower-cost substitutes for air travel.

Despite the competition, CEB managed to be the leading domestic airline in terms of number of routes, destinations, domestic flights and passengers carried in 2008. CEB was also able to capture 45.6% of the market.

Other Services- Joint Venture

To service its customers, CEB enters into various service agreements, the most major of which was the formation of the joint venture company with SIA Engineering Co., Ltd. (SIAEC) which formed Aviation Partnership (Philippines) Corporation. SIAEC has 51% voting interest while the remaining 49% is owned by CEB. It handles all the maintenance services required by the airline. Other agreements include the outsourcing of baggage handling services and groundhandling services. It has also entered into agreements with global reservations and distribution systems.

In early 2008, CEB signed a Memorandum of Understanding ("MOU") with SIAEC for the set up of another joint venture, SIA Engineering (Philippines) Corporation (SIAEP). SIAEP will operate a heavy maintenance and repair facility in Diosdado Macapagal International Airport in Clark Pampanga. SIAEC will have a voting interest of 65% in the said joint venture. The services to be offered by SIAEP will include A check to D check, support shops, and spares/tools handling. It is also expected to provide heavy maintenance to CEB's Airbus fleet in line with the present agreement with SIAEC.

Customers
CEB has a broad market base and does not have a single customer that would have a materially adverse effect upon CEB. Its customers consist primarily of individuals traveling for personal or business purposes with several tour packages provided to a number of small groups.

Regulatory Overview
The aviation industry is regulated by the Department of Transportation and Communication (DOTC). The DOTC oversees several departments, including Civil Aviation Authority of the Philippines (CAAP) formerly Air Transportation Office (ATO) Civil Aeronautics Board (CAB), Manila International Airport Authority and Mactan-Cebu International Airport Authority.

The CAAP regulates the technical and operational aspects of air transportation in the Philippines. In particular, it establishes the rules and regulations for the inspection and registration of all aircraft and facilities owned and operated in the Philippines and determines the charges and/or rates pertinent to the operation of public air utility facilities and services.

The CAB is authorized to regulate the economic aspects of air transportation, to issue general rules and regulations to carry out the provisions of the Civil Aeronautics Act of the Philippines and to approve or disapprove the conditions of carriage or tariff which an airline desires to adopt. It has general supervision and regulation over air carriers, general sales agents, cargo sales agents and airfreight forwarders, as well as their property, property rights, equipment, facilities and franchises.

e) PETROCHEMICALS

Business Development
The JG Summit Petrochemical Corporation (JGSPC) was incorporated in the Philippines on February 24, 1994 and is 100% owned by the Company.

On October 11, 2007, the Company, owner of 82.28% and Marubeni Corporation of Japan, owner of 17.72% of JGSPC entered into a sale and purchase agreement for the transfer of the 17.72% of 220,402,784 shares owned by Marubeni to the Company.

Its primary purpose is to engage in, operate, conduct, maintain, manage and carry on the business of manufacturing, dealing and marketing of polyethylene and polypropylene and related petrochemical products or by-products, in all their forms, varieties and stages of production and preparation, or of any article or commodity consisting of, or partly consisting of petrochemicals. JGSPC constructed the Philippines' first integrated polypropylene and polyethylene complex on a site at Bgy. Simlong, Batangas City. The total project cost amounted to US$300 million and the plant has the capacity to produce 180,000 tons of polypropylene and 175,000 tons of polyethylene annually.

Principal Products or Services
JGSPC manufactures polypropylene and polyethylene.

The percentage contribution to JGSPC's revenues for the three years ended September 30, 2006, 2007 and 2008 by each of its principal product categories is as follows:

	For the years ended September 30		
	2006	2007	2008
Polypropylene	64.0%	63.0%	54.6%
Polyethylene	36.0%	37.0%	45.4%
	100.0%	100.0%	100.0%

JGSPC products are sold under the EVALENE brand name and are manufactured under strict compliance with a Quality Management System based on ISO 9002 certified standards.

Distribution, Sales and Marketing

JGSPC has a rated capacity of 175,000 MT per year for polyethylene (PE) and 180,000 MT for Polypropylene (PP). JGSPC manufactures High Density and Linear Low Density polyethylene (HDPE and LLDPE) as well as Random Copolymer and Homopolymer polypropylene (PP) using the industry-renowned Unipol technology from Union Carbide Corporation. JGSPC sells directly to small, medium and large plastic converters in the Philippines through its sales group. It has taken a leading role in the markets it serves, providing 30% of total market requirements. Product distribution is handled directly by JGSPC in coordination with third party trucking services.

Competition

To be highly competitive, JGSPC commits to produce consistently good quality products using world-class technology and by employing highly competent plastics processing personnel. Continuous research and development is conducted in-house by the Product R&D and Technical Services Department, with the assistance of Univation, formerly a Union Carbide Corporation Company. Importation and smuggling of PE and PP resin goods are currently JGSPC's primary competition. Local competitors include Petrocorp and Bataan Petrochemical Corporation, both of which have previously ceased operations but may start up again within the following year.

Raw Materials/Suppliers

The principal raw materials used by JGSPC in the production of its products, namely olefins, are purchased internationally. Suppliers include Marubeni Corporation and Mitsui & Co. Ltd.

Customers

JGSPC aims to supply the majority of manufacturers of plastic-based products in the Philippines. It sells its products to internal and external parties. Internal parties include the Packaging Division of URC while external parties include Calypso, San Miguel Corporation, Shell Phils. and other customers. Loss of any one customer would not have a materially adverse effect upon JGSPC.

Related Party Transactions

JGSPC, in its regular conduct of business, has engaged in transactions with the Company and its affiliates. These transactions principally consist of sales, advances to and from these affiliated companies. JGSPC has also dollar advances from the Company that were used to finance the construction of its plant in Batangas, Philippines. These advances were converted into equity in 2003. Also, it obtains other advances for its operations from the Company.

Patents, Trademarks, Licenses, Franchises, Concessions or Labor Contract
JGSPC has existing technology and licensing agreements (Agreement) with a foreign company covering the construction, manufacture, use and sale of its PP and PE lines. In further consideration for the rights granted to JGSPC pursuant to the Agreement, JGSPC shall pay the foreign company a royalty fee equivalent to a certain percentage of net peso sales value of high-density PE and low-density PE and a certain percentage of net sales value based on Platts rate per metric ton of licensed homopolymer PP and random copolymer PP up to the end of the royalty terms.

Regulatory Overview
The BOI implements policies which directly affect the petrochemical industry. Under the Philippine Investment Priorities Plan, the BOI also has the power to grant incentives to manufacturers establishing new plants or undertaking rehabilitation or expansion programs such as tax holidays and duty free importation of capital equipment, as well as tax credits on locally purchased equipment.

Costs and Effects of Compliance with Environmental Laws
Among other things, the Clean Air Act requires that JGSPC enact a continuous emission monitoring system.

f) BANKING SERVICES

Robinsons Savings Bank (RSB), a wholly-owned subsidiary of JG Summit Capital Services Corp. (JG Capital Services) was incorporated to engage in the business of savings and mortgage bank. It started commercial operations in November 1997.

Principal Products or Services
As of December 31, 2008, RSB has a network of forty-five (45) branches; twenty-three (23) of which are strategically located in Metro Manila and twenty-two (22) others are situated in Luzon, Visayas, and Mindanao. Moreover, eighteen (18) of its branches are located inside malls, mostly in Robinsons' Malls, that are easily accessible and available six (6) days a week until Saturday. RSB also has seventy-one (71) ATMs, which are part of the Bancnet consortium, all of which are within reach and available 24 hours a day 7 days a week. To date, the Bank has a total of forty-six (46) branches and seventy-three (73) ATMs.

RSB started its operations as a savings bank on November 27, 1997. With its decade-long track record in the banking industry, JG Summit Group's major financial service arm, Robinsons Bank continuously strives to carry on its vision of leading the country to global-competitiveness through quality and innovative banking products and services. It provides a broad range of traditional banking services such as savings, current and time deposits, treasury products, unit investment trust funds and other traditional trust products, foreign-currency denominated deposits, commercial loans, housing, car, personal and jewelry loans, among others.

In support to the bank's response to changing times and the challenges that come along with it, Robinsons Bank prides itself with a business portfolio of market leaders, a solid financial position, and a formidable management team.

It is now positioned not only to be more responsive in meeting the banking requirements of its retail customers and business partners, but also to fully serve the general banking public.

Strong Investor Base
RSB is part of the JG Summit Holdings conglomerate. It maintains good patronage of the concessionaires, contractors and suppliers of the JG Group of Companies; exhibiting strong deposit and loan acquisitions. It being a wholly owned subsidiary of JG Summit Capital Services Corporation, RSB is in the company of leading and established corporations in the country today.

Regulatory Overview
The earnings of banks are affected not only by general economic conditions, but also by the policies of various governmental and regulatory authorities in the country and abroad. The establishment and operation of banking institution in the Philippines is governed by the General Banking Act. The Central Bank acting through the Monetary Board, exercises overall supervision of, and regulates the industry.

g) OTHER BUSINESS INTERESTS

The Company has foreign exchange and securities dealing operations and offshore financial subsidiaries.

To complement RSB's traditional banking activities, the Company put up JG Summit Capital Markets Corp. (JGSCMC) which aim to be major players in the global foreign exchange fixed income and equity markets. JGSCMC was incorporated in January 2000 under the supervision of the Securities and Exchange Commission.

The Company also has an interest in power generation, through its 20% ownership in First Private Power Corporation, whose 93.25%-owned subsidiary, owns and operates a 215 MW diesel-fired power plant in Bauang, La Union; packaging materials; insurance brokering; and securities investments.

In August 2000, the Company entered into a joint venture agreement with five other conglomerates establishing a business to business electronic purchasing exchange under name Bayantrade Dotcom, Inc. The Company also entered into other IT related services with the formation of Summit Internet Investments, Inc. in September 2000.

Competition
Many of the Group's activities are carried on in highly competitive industries. Given the Group's diversity, the Group competes with different companies domestically and internationally, depending on the product, service or geographic area. While the Group is one of the largest conglomerates in the Philippines, its subsidiaries compete in different sectors against a number of companies with greater manufacturing, financial, research and development and market resources than the Group.

The following table sets out the Group's principal competitors in each of the principal industry segments in which it operates:

Industry Segment	Principal Competitors
Branded Consumer Foods, Agro-Industrial and Commodity Food Products	General Milling Corp., Liwayway, Rebisco, Nissin Monde, Storck, Van Melle, Hersheys, Best Chemicals and Plastics, Vitarich Corp., Tyson Agro-Ventures, San Miguel Corporation, Central Azucarera de Bais and RFM Corporation
Telecommunications	Wireline: PLDT, Innove and Bayantel
	Wireless: Smart, Piltel and Globe
Banking and Financial Services	PS Bank and BPI
Petrochemicals	Imports
Air Transportation	Philippine Airlines, Air Philippines, Asian Spirit and SEAIR
Property Development and Hotel Management	SM Prime/Shoemart and Ayala Land Inc.

Publicly-Announced New Product or Service

The Company and its subsidiaries have no publicly-announced new product or service as of the date of the report.

Patents, Trademarks, Licenses, Franchises Concessions, Royalty Agreements

The Company has trademarks registered with the Bureau of Patents, Trademarks and Technology Transfer. Unless terminated earlier or renewed, patent registration of materials is protected for a period of 17 years, while trademarks and brand name registration have a protected period of 20 years.

The Company also has various licenses and franchises issued by the government to enable the Company to operate its diverse businesses including food, real estate, banking and financial services, telecommunications, air transportation and power generation.

Effect of Existing or Probable Governmental Regulations on the Business

The Company operates the majority of its businesses, including food, real estate, banking and financial services, telecommunications, air transportation and power generation activities, in a highly regulated environment. Many of these businesses depend upon licenses or franchises issued by the government authorities or agencies for their operations. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises, which in turn may have a material adverse effect upon the Company. In addition, the introduction or inconsistent application of, or changes in regulations may from time to time materially affect the Company's operations.

Cost and Effects of Compliance with Environmental Laws

The operations of the Company are subject to various laws enacted for the protection of the environment. The Company believes that it has complied with all applicable Philippine environmental laws and regulations, an example of which is the installation of waste and industrial water treatments in its various facilities. Compliance with such laws has not had, and in the Company's opinion, is not expected to have, a material effect upon the Company's capital expenditures, earnings or competitive position.

Employees and Labor

The number of full-time employees employed by the Company and its operating subsidiaries as of December 31, 2008 is shown in the following table:

Company	No. of Employees
Branded Consumer Foods, Agro-industrial, & Commodity Food Products	8,783
Telecommunications	4,023
Property Development and Hotel Management	1,638
Airlines	2,058
Petrochemicals	338
Finance	377
Supplementary Businesses	21
	17,238

The Company's management believes that good labor relations generally exist throughout the operating companies. For most of the operating companies, collective bargaining agreements exist between the relevant representative unions for the employees and the relevant operating companies. The collective bargaining agreements are usually valid for a term of five years, and include a right to renegotiate the economic terms of the agreement after three years, and generally provide for annual salary increment, health and insurance benefits and closed-shop arrangements. The management believes that those collective bargaining agreements, which are soon to expire or which have expired, will, as a result of existing good labour relations, be successfully renewed or renegotiated.

Working Capital

The working capital requirement of each subsidiary varies depending on the industry it is engaged in and is financed by operations and short-term loans from banks.

Item 2. Properties

JG Summit and subsidiaries conduct business throughout the Philippines, but primarily in and around Metro Manila (where it is based) and in the regions of Visayas and Mindanao. All substantial facilities are owned by the Company and are in good condition.

In 2000, the Company acquired equity interests in companies which are operating food plant facilities in Thailand, Malaysia, Vietnam, Indonesia and China.

URC operates manufacturing/farm facilities located in the following:

Location (Number of facilities)	Type of Facility	Owned/ Rented	Condition
Pasig City (4)	Branded consumer food plants, feedmills and flourmill	Owned	Good
Libis, Quezon City (1)	Branded consumer food plant	Owned	Good
Canlubang, Laguna (1)	Branded consumer food plant	Owned	Good
Mandaue City, Cebu (2)	Branded consumer food plant, poultry farm and feedmill	Owned	Good
Luisita, Tarlac (1)	Branded consumer food plant	Owned	Good
Davao City, Davao (1)	Flourmill	Owned	Good
San Fernando, Pampanga (2)	Branded consumer food plants	Owned	Good
Dasmariñas, Cavite (2)	Branded consumer food plants	Owned	Good
Cagayan de Oro (1)	Branded consumer food plant	Owned	Good
San Pablo, Laguna (2)	Branded consumer food plant	Rented	Good
Antipolo, Rizal (4)	Poultry and piggery farm	Owned/ Rented	Good

Taytay, Rizal (1)	Poultry farm	Rented	Good
Teresa, Rizal (2)	Poultry and piggery farms	Owned/ Rented	Good
Angono, Rizal (1)	Poultry farm	Owned	Good
Naic, Cavite (1)	Poultry farm	Rented	Good
San Miguel, Bulacan (3)	Poultry and piggery farms	Owned	Good
Novaliches, Quezon City (1)	Piggery farm	Owned	Good
Rosario, Batangas (1)	Piggery farm	Owned	Good
Manjuyod, Negros Oriental (1)	Sugar mill	Owned	Good
Piat, Cagayan (1)	Sugar mill	Owned	Good
Kabankalan, Negros Occidental (2)	Sugar mill	Owned	Good
San Enrique, Iloilo City (1)	Sugar mill	Owned	Good
Man-it, Passi City (1)	Sugar mill	Owned	Good
Simlong, Batangas (2)	BOPP plant/Flexible packaging	Owned	Good
Calamba, Laguna (1)	Branded consumer food plant	Rented	Good
Samutsakhorn Industrial Estate, Samutsakhorn, Thailand (1)	Branded consumer food plant	Owned	Good
Pasir Gudang, Johor, Malaysia (1)	Branded consumer food plant	Owned	Good
Shiqiao Town, Guandong, China (1)	Branded consumer food plant	Owned	Good
Shanghai, China (1)	Branded consumer food plant	Owned	Good
Industrial Town, Indonesia (1)	Branded consumer food plant	Owned	Good
VSIP, Bin Duong Province, Vietnam (1)	Branded consumer food plant	Owned	Good
Acesfoods, Shantou, China (1)	Branded consumer food plant	Owned	Good

Sugar mill facilities in Kabankalan, Negros Occidental with net book value of ₱2.54 billion in fiscal 2008 and ₱1.36 billion in fiscal 2007 of which ₱70 million and ₱92 million were used to secure the loan from Philippine Sugar Corporation in fiscals 2008 and 2007, respectively. (See Note 23 Long-Term Debt in the Consolidated Financial Statements for more details).

Annual lease payments for Calamba plant for fiscal year 2008 amounted to ₱44 million. Lease contract is renewable annually. Land in Taytay, Rizal and Antipolo, Rizal where farm facilities are located, are owned by an affiliate and are rent-free while land in Naic Cavite where poultry facilities are also located is leased starting September 2008.

RLC has invested in a number of properties located across the Philippines for existing and future development projects. These properties are in prime locations, thus affording RLC utmost flexibility for future development. These properties are fully owned by RLC and none of which are subject of any mortgage, lien or any form of encumbrance.

Breakdown of RLC's properties is set forth below:
a) Land

Location	Use	Status
Antipolo Rizal	Housing	No encumbrances
Aurora Boulevard, Quezon City	Upscale housing	No encumbrances
Aurora Boulevard, Quezon City	Mixed-use (mall/high-rise)	No encumbrances
Ayala Avenue, Makati City	High-rise	No encumbrances
Bacolod City	Mall	No encumbrances
Calasiao, Pangasinan	Mall	No encumbrances

Cabanatuan, Nueva Ecija	Mall	No encumbrances
Cebu	Mixed-use (mall/hotel/high-rise)	No encumbrances
Dasmariñas, Cavite	Mall	No encumbrances
Davao City, Davao del Sur	Land bank	No encumbrances
Dumaguete City	Mixed-use (mall/hotel)	No encumbrances
EDSA, Mandaluyong City	Mixed-use (mall/hotel/high-rise)	No encumbrances
EDSA, Ortigas, Quezon City	Mixed-use (mall/hotel/high-rise)	No encumbrances
Ermita, Manila	Mixed-use (mall/high-rise)	No encumbrances
Fort Bonifacio, Taguig	High-rise	No encumbrances
General Santos City, South Cotabato	Land bank	No encumbrances
General Trias, Cavite	Housing	No encumbrances
Horseshoe Village, Cubao, Quezon City	Upscale housing	No encumbrances
Imus, Cavite	Mall	No encumbrances
Iloilo City	Mall	No encumbrances
Lipa City, Batangas	Mall	No encumbrances
Los Baños, Laguna	Mall	No encumbrances
Luisita, Tarlac City	Mall	No encumbrances
Malolos, Bulacan	Mall	No encumbrances
Naga City, Camarines Sur	Land bank	No encumbrances
Novaliches, Quezon City	Mixed-use (mall/mid-cost housing)	No encumbrances
Ortigas, Pasig City	Mixed-use (mall/hotel/high-rise)	No encumbrances
Ortigas Center, Pasig City	Mixed-use (mall/hotel/high-rise)	No encumbrances
Paco, Manila	Mixed-use (mall/high-rise)	No encumbrances
Pasig (formerly Uniwide)	Mall	No encumbrances
Parañaque City	High-rise	No encumbrances
Pinamucan, Ibaba, Batangas	Land bank	No encumbrances
San Isidro, Batangas City	Housing	No encumbrances
San Fernando, Pampanga	Mall	No encumbrances
Santa Rosa, Laguna	Mall	No encumbrances
Soro-soro, Tanauan, Batangas	Housing	No encumbrances
Sucat, Muntinlupa City	Mall	No encumbrances
Tacloban City	Mall	No encumbrances
Tagaytay City, Cavite	Mixed-use (mall/hotel/high-rise/housing)	No encumbrances
Taytay, Rizal	Land bank	No encumbrances

b) Building and Improvements

Location	Use	Status
Angeles City, Pampanga	Mall	No encumbrances
Ayala Avenue, Makati City	High-rise	No encumbrances
Bacolod City	Mall	No encumbrances
Cabanatuan, Nueva Ecija	Mall	No encumbrances
Cagayan De Oro, Misamis Oriental	Mall	No encumbrances
Cainta, Rizal	Mall	No encumbrances
Cebu	Mixed-use (mall/hotel)	No encumbrances
Dasmariñas, Cavite	Mall	No encumbrances
EDSA, Mandaluyong City	Mixed-use (mall/hotel/high-rise)	No encumbrances

EDSA, Ortigas, Quezon City	Mixed-use (mall/hotel/high-rise)	No encumbrances
Ermita, Manila	Mixed-use (mall/high-rise)	No encumbrances
Iloilo City	Mall	No encumbrances
Imus, Cavite	Mall	No encumbrances
Lipa City, Batangas	Mall	No encumbrances
Los Baños, Laguna	Mall	No encumbrances
Luisita, Tarlac City	Mall	No encumbrances
Novaliches, Quezon City	Mixed-use (mall/mid-cost housing)	No encumbrances
Ortigas, Pasig City	Mixed-use (mall/hotel/upscale housing)	No encumbrances
Paco, Manila	Mixed-use (mall/high-rise)	No encumbrances
Pulilan, Bulacan	Mall	No encumbrances
San Fernando, Pampanga	Mall	No encumbrances
Santa Rosa, Laguna	Mall	No encumbrances

RLC owns all the properties where its existing commercial centers are located except for the following: Robinsons Place – Iloilo, Robinsons - Cagayan De Oro, Robinson Place – Cainta and Robinsons Pulilan. These four properties are leased at prevailing market rates. The leases for Iloilo and Cagayan de Oro properties are for 50 years each and commenced in October 2001 and December 2002, respectively. The leases for the Cainta and Pulilan properties are for 25 years and commenced in December 2003 and January 2008, respectively. No renewal options are available to RLC. Total rent expense amounted to ₱142,847,330 in 2008.

JGSPC constructed its polypropylene and polyethylene complex on a site at Bo. Simlong, Batangas.

Item 3. Risks

The major business risks facing the Group are as follows:

a. Political Situation and State of the Economy of the Country

The growth and profitability of the Group is greatly influenced by the general political situation in, and the state of the economy of, the Philippines. Any political or economic instability in the future could adversely affect the Group's business, financial condition or results of operations.

b. Competition

Many of the Group's activities are in highly competitive industries. The Group faces competition in all segments of its businesses both in the Philippine market and in international markets. The Group's ability to compete effectively will require continuous efforts in sales and marketing of our existing products, development of new products and cost rationalization. There can be no assurance that the Group's sales volume and market share will not be adversely affected by negative consumer reaction to higher prices as a result of price reduction or promotional sales undertaken by its competitors.

c. **Financial Market**

The Group has a foreign exchange exposure primarily associated with fluctuations in the value of the Philippine Peso against the U.S. dollar and other foreign currencies. The Group's revenues are predominantly denominated in Pesos, while certain expenses, including fixed debt obligations, are denominated in foreign currencies. Prudent fund management is employed to minimize effects of fluctuations in interest and currency rates.

d. **Raw Materials**

Production operations of some of the Group's manufacturing operations are dependent in obtaining adequate supply of raw materials on a timely basis. The results of operations can be adversely affected if the Group will be unable to obtain adequate supplies of raw materials in a timely manner or if the costs of raw materials increase significantly.

d. **Key Executives**

The Company's key executives play an integral part in the latter's success. The experience, knowledge, business relationships and expertise of these executives could be difficult to replace and may result in a decrease in the Company's operating proficiency and financial performance should any of them decide to leave the Company.

e. **Philippine Regulations**

The Group operates a material part of its businesses in a highly regulated environment. Many of these businesses depend upon licenses and franchises issued by government authorities or agencies for their operation. These businesses would be materially adversely affected by the suspension or revocation of these licenses or franchises.

The Group is also subject to numerous environmental laws and regulations relating to the protection of the environment and human health and safety, among others. Many of these environmental laws and regulations are becoming increasingly stringent and compliance to such is becoming increasingly complex and costly.

f. **Foreign Exchange Regulations**

In the past, the government has instituted restrictions on the ability of Philippine companies to use foreign exchange revenues or to convert Pesos into foreign currencies to satisfy foreign currency denominated obligations, and no assurance can be given that the government will not institute such or other restrictive exchange policies in the future.

Foreign exchange restrictions if imposed by the government could prevent the Group from meeting, or restrict its ability to meet its obligations. This could also effectively limit the Group's ability to convert Pesos to U.S. dollars.

Item 4. Legal Proceedings

Certain consolidated subsidiaries are defendants to lawsuits or claims filed by third parties which have pending decisions by the courts or are under negotiation, the outcomes of which are not presently determinable. In the opinion of management, the eventual liability under these lawsuits or claims, if any, will not have a material effect on the Company's consolidated financial position. Refer to Note 39 of the Consolidated Financial Statements attached to this report for a detailed description.

Item 5. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II - OPERATIONAL AND FINANCIAL INFORMATION

Item 6. Market for Registrant's Common Equity and Related Stockholder Matters

PRINCIPAL MARKET OR MARKETS WHERE THE REGISTRANT'S COMMON EQUITY IS TRADED.

The common stock of the Company is listed on the Philippine Stock Exchange.

STOCK PRICES

	High	Low
2008		
First Quarter	₱10.75	₱8.90
Second Quarter	9.70	8.70
Third Quarter	8.20	6.40
Fourth Quarter	7.00	1.58
2007		
First Quarter	₱14.00	₱10.50
Second Quarter	12.75	11.00
Third Quarter	12.75	8.90
Fourth Quarter	11.75	9.80
2006		
First Quarter	₱6.10	₱3.50
Second Quarter	7.90	5.40
Third Quarter	6.60	5.60
Fourth Quarter	11.00	6.20

The stock price of the Company's shares as of April 13, 2009 is ₱3.05.

CASH DIVIDENDS PER SHARE

On July 30, 2008, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of August 29, 2008 and payable on September 24, 2008.

On June 28, 2007, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of July 27, 2007 and payable on August 23, 2007.

On June 28, 2006, the Company declared cash dividend of ₱0.03 per share from the Unrestricted Retained Earnings as of December 31, 1997 to all stockholders of record as of July 28, 2006 and payable on August 23, 2006.

STOCK DIVIDENDS DECLARED

No stock dividend was declared in 2008, 2007 and 2006.

Retained earnings of the Company as of December 31, 2008 include undistributed earnings amounting to ₱45.31 billion representing accumulated equity in net earnings of consolidated and unconsolidated subsidiaries and affiliates which is not available for dividend declaration until received in the form of dividends from the investees. (See Note 26 of Consolidated Audited Financial Statements as of December 31, 2008).

RECENT SALES OF UNREGISTERED SECURITIES

Not Applicable.

The number of shareholders of record as of December 31, 2008 was 1,366. Total shares outstanding as of December 31, 2008 were 6,797,191,657 shares with a par value of P1.00.

Top 20 stockholders as of December 31, 2008:

	Name	No. of Shares Held	% to Total Outstanding
1.	Gokongwei Brothers Foundation, Inc.	1,997,076,451	29.38
2.	RSB-TIG No. 030-46-000001-9	1,033,319,225	15.20
3.	John Gokongwei, Jr.	866,509,465	12.75
4.	PCD Nominee Corporation (Filipino)	864,856,408	12.72
5.	Express Holdings, Inc.	284,676,715	4.19
6.	PCD Nominee Corporation (Non-Filipino)	283,096,866	4.16
7.	Lance Gokongwei &/or Elizabeth Gokongwei	234,845,280	3.46
8.	James L. Go	216,679,656	3.19
9.	John Gokongwei &/or Lance Gokongwei	141,030,450	2.07
10.	Gosotto & Co., Inc.	115,644,494	1.70
11.	Lily G. Ngochua	74,591,775	1.10
12.	Robina Gokongwei Pe &/or Elizabeth Gokongwei	72,345,278	1.06
13.	Universal Robina Corporation	57,663,430	0.85
14.	Liza Yu Gokongwei &/or Elizabeth Gokongwei	54,200,000	0.80
15.	Nicris Development Corporation	38,073,252	0.56
16.	Catalino S. Ngochua	36,907,869	0.54
17.	Faith Gokongwei Ong &/or Elizabeth Gokongwei	36,100,000	0.53
17.	Marcia Gokongwei Sy &/or Elizabeth Gokongwei	36,100,000	0.53
17.	Hope Gokongwei Tang &/or Elizabeth Gokongwei	36,100,000	0.53
18.	Emma G. See	27,552,125	0.41
19.	Ignacio O. Gotao	29,882,114	0.44
20.	Pacred Service & Investment Corporation	18,733,226	0.28
		6,555,984,079	96.45

Item 7. Management's Discussion and Analysis or Plan of Operation.

The following discussion and analysis should be read in conjunction with the accompanying financial statements and the related notes as of December 31, 2008, 2007 and 2006, included elsewhere in this Annual Report. Our financial statements, and the financial information discussed below, have been prepared in compliance with Philippine Financial Reporting Standards (PFRS).

Management's Discussion of Results of Operations is presented in two parts: Consolidated Operations and Segment Operations.

2008 vs. 2007

I. CONSOLIDATED OPERATIONS

Results of Operations

JG Summit's consolidated revenues grew by 29.1% to ₱99.87 billion from last year's ₱77.37 billion as most of its subsidiaries posted double-digit revenue growth:

- Revenues from foods subsidiary, Universal Robina Corporation (URC) grew 20.5%, from ₱37.72 billion to ₱45.45 billion mainly because of the strong performances of its branded consumer foods group and commodity foods group.

- Revenues of Cebu Pacific Air reached ₱19.68 billion, a 31.1% increase over last year's ₱15.02 billion. It has successfully carried about 6.4 million passengers compared to the 5.2 million passengers flown in 2007. This can be attributed to the increase in number of flights during the year brought about by the opening of five international routes and seven domestic destinations in 2008.

- Digitel posted an increase of about 36.5% in its service revenues. Its mobile phone business, Sun Cellular registered a remarkable improvement of 82.4% in revenures as it reached a wider subscriber base more significantly in prepaid that boosted revenues in unlimited fees, voice, SMS, roaming and value added services.

- Robinsons Land Corporation generated gross revenues of ₱10.67 billion in 2008, an increase of 30.7% from last year's ₱8.17 billion. Its High-rise division continues lead growth because of the continuing strong demand for condominiums and BPO office space.

- Petrochemicals business recorded an 80.2% increase in its revenues, from ₱5.15 billion in 2007 to ₱9.28 billion in 2008 as a result of higher sales volume (76,737MT last year to 132,049 MT).

- Equity in net income of associates increased by 47.1%, from ₱1.62 billion in 2007 to ₱2.39 billion in 2008 because of higher equity earnings recognized from UIC, a Singapore-based listed company where we have a 35.0% stake.

Gross income increased only by 18.5% to ₱P34.84 billion, a result of substantial increases in input costs for our food, property, airline, and petrochemical businesses. Effective management of general and administrative expenses led to a higher growth in Operating income of 77.3% to ₱11.30 billion.

Financing costs and other charges incurred for the year ended December 31, 2008 dropped 7.8% due to lower average interest rates offsetting the effects of a devalued currency.

Provision for income tax declined 109.7% due to recognition of a net benefit from deferred income tax this year brought about by recognition of deferred tax on unrealized foreign exchange loss during the period.

JG Summit's core earnings before taxes which exclude effects of foreign exchange and market valuation on financial instruments for the year ended December 31, 2008, increased 60.6% from ₱5.70 billion to ₱9.16 billion, on the back of the 29.1% increase in revenues.

EBITDA (earnings before interest, taxes, depreciation and amortization) for the period, amounted to ₱15.15 billion, a 50.0% decline from last year's ₱30.29 billion. However, Core EBITDA, excluding the foreign exchange and mark-to-market gains and losses, increased by 19.4% from ₱21.12 billion last year to ₱25.22 billion this year, with strong performance from the food, property and telecoms business.

Incorporating the negative effects of foreign exchange translation losses, as well as the mark-to-market losses on the Group's financial assets and fuel hedges, consolidated net income (attributable to equity holders of the parent) amounted to a net loss of ₱694 million, a complete turnaround from last year's net income of ₱8.61 billion. The net foreign exchange translation loss amounted to ₱2.93 billion compared to a gain of ₱7.21 billion in the same period last year. This is a direct result of translating the value of the company's dollar-denominated assets and liabilities with a much devalued Philippine peso at the close of the year 2008. The mark-to-market losses amounted to ₱7.14 billion versus a gain of ₱1.96 billion for the same period last year. Again this was brought about by the combined effects of the lower market value of its financial assets and fuel hedges coming out of the collapse and volatility of global financial and commodity markets, as well as the lower value of the peso.

II. Segment Operations

A. Results from Continuing Operations

Foods generated a consolidated sales of goods and services of ₱45.45 billion for the fiscal year ended September 30, 2008, a 20.5% increase over last year. The principal reasons for this increase were as follows: (1) ₱5.94 billion, or 21.7% increase in net sales of URC's branded consumer foods segment, excluding packaging division. Domestic operations posted a 19.2% increase in net sales, which was largely driven by the strong performance of its snackfoods. The launch of 89 SKU's during the year, which contributed 4% of the total sales and acquisition of Granny Goose snacks line also boosted sales in fiscal 2008. BCFG's international sales increased by 28.9% due to higher revenues from Vietnam, Thailand, Malaysia and China operations. Vietnam posted a phenomenal sales growth due to surging C2 sales volume coupled by price increases. Sale of goods and services in packaging division rose to ₱1.50 billion, up 44.0% from ₱1.04 billion last year due to increase in sales volume and prices. (2) ₱1.4 billion or 38.3% increase in net sales of commodity foods segment due to increase in sales of flour, from ₱2.53 billion last year to ₱3.32 billion this fiscal 2008. Moreover, sugar net sales increased by 54.6% to ₱1.80 billion this year as a result of higher sales volume due to acquisition earlier this year of PASSI sugar milling and increased production volume in two Negros mills. The agro-industrial segment of URC however, registered a slight drop in its sales of goods and services from ₱5.65 billion in fiscal

2007 to ₱5.57 billion in fiscal 2008 mainly due to decline in sales of the farm business brought about by lower sales volume caused by an influx of cheap imported meat.

URC's gross profit for fiscal 2008 amounted to ₱10.86 billion, up 7.4% from ₱10.10 billion recorded in fiscal 2007 despite the drop in gross margin to 23.9% from 26.8% last year. Selling and distribution costs and general and administrative expenses rose by 3.5% from ₱ 6.92 billion to ₱7.17 billion primarily due to the following factors: (1) increase in freight and handling expenses by 13.0% or ₱196 million due to higher volume and freight rate charges associated with higher fuel prices and increase in trucking and shipping costs; (2) increase in advertising and promotion costs by 8.0% from ₱2.35 billion in fiscal 2007 to ₱2.53 billion in fiscal 2008 to support the new SKUs launched and to boost sales of existing products in light of increasing market competition; and (3) increase in personnel related expenses due to pension income resulting from net actuarial gain recognized during the year.

URC recognized a market valuation loss on financial instruments at fair value through profit or loss of ₱2.26 billion in fiscal 2008 compared to a ₱452 million market valuation gain in fiscal 2007. This was due to significant drop in market values of both bond investments and equity securities as a result of global financial crisis.

Gain on sale of investment in fiscal 2007 amounting to ₱2.86 billion represents gain on sale of equity investment in RLC.

Net income attributable to equity holders of the parent decreased by ₱5.18 billion or 93.1% to ₱381.03 million in fiscal 2008 from ₱5.56 billion in fiscal 2007 due to the one-time gain recognized last year and the market valuation losses recorded this year.

URC's Core EBITDA increased by 16.7% to ₱6.38 billion for fiscal 2008. Core earnings , which is operating profit after equity earnings, net of finance costs and other expenses reached ₱3.50 billion in fiscal 2008 compared to ₱3.24 billion last year.

Real estate and hotels generated total gross revenues of ₱11.18. billion for fiscal year 2008, an increase of 25.8% from ₱8.89 billion of total gross revenues for fiscal year 2007. RLC's Commercial Centers Division contributed 33.1% while its High Rise Division accounted for 50.4% of its gross revenues. Income Before Income Tax for the year was ₱3.76 billion, an increase of 10.2% from ₱3.42 billion the previous year. Core EBITDA recorded a positive variance of 10.4% from ₱4.82 billion last year to ₱5.32 billion mainly due to higher revenues. RLC's net income increased by 29% to ₱3.15 billion compared to ₱2.45 billion last year. In 2008, the income includes an extraordinary adjustment to reduce provision for deferred income tax amounting to ₱300 million. This adjustment was necessitated by the reduction of the legislated corporate income tax rate starting January 2009.

The Commercial Centers Division accounted for ₱3.70 billion of the real estate revenues for the year, versus ₱3.54 billion last year. The 4.5% increase in revenues of the Commercial Centers Division was principally due to rental escalations and strong take up of leased areas of RLC's mall space after renovation and expansion work. Significant rental contribution came from Galleria mall, Robinsons Place Manila, Robinsons Place Novaliches, Otis mall and Luisita mall in Tarlac City, among others.

The Company's High Rise Buildings Division realized gross revenues of ₱5.64 billion, up by 60% from ₱3.52 billion last year due to initial take up of realized revenues from its ongoing residential condominium properties, specifically, East of Galleria, Gateway Garden Ridge, Otis 888 Residences and Gateway Garden Heights. Likewise, the Division continues to enjoy stable recurring lease income from six of its office buildings, which have become the choice corporate addresses of reputable multinational companies as well as BPO companies, Galleria Corporate Center, Robinsons Equitable Tower, Robinsons Summit Center and Robinsons Cybergate Center Towers 1, 2 and 3. Total revenues from Office Buildings Division amounted to ₱883.4 million compared to ₱714.5 million over the same period last year. This 24% increase in lease income was largely attributable to the opening of new Cybergate Center Tower 3 during the year as well as increased occupancy rates and generally higher rental rates of its office buildings.

The Hotels Division, a major contributor of RLC's recurring revenues registered gross revenues of ₱1.14 billion, as against last year's ₱1.11 billion. The 2.8% increase in hotel revenues was principally due to revenue attributable to Crowne Plaza Hotel. RLC's two other hotels continue to register satisfactory occupancy rates.

The Housing and Land Development Division reported realized gross revenues of ₱704.3 million as against ₱715.8 million for the same period last year or a slight decrease of 1.6%. The decrease in realized revenues can be attributed to lower project completion.

Interest income decreased from ₱710.4 million last year to ₱494.7 million due to lower level of discount amortization of installment contract receivables and lower level of interest from money market placements.

Telecommunications consolidated revenues posted a significant growth in 2008 of 36.5% or ₱3,037.8 million to ₱11,351.2 million for the year ended December 31, 2008 from last year's ₱8,313.3 million. The increase was largely due to the 82.4% improvement in the service and nonservice revenues of the wireless segment during the year attributable to the growth in subscriber base more significantly in the prepaid segment that boosted revenues in unlimited fees, voice, SMS, roaming and value added services.

Wireline voice communication service revenues however, declined 6.8% during the year to ₱3,630.7 million in 2008 from ₱3,895.5 million in 2007. This was mainly due to lower international and domestic tolls, decreasing average rate per minute and the effect of the foreign exchange. Providing cushion to the reduced international and domestic traffic is the growth of ADSL products which registered an increase of 33% compared to last year.

Wireline data communication services generated revenues of ₱358.1 million in 2008, lower by 6.0% against last year's ₱381.0 million. The decrease was due to the adverse impact of foreign exchange and last year's revenues include a one-time rental revenues of International Private Leased Circuit (IPLC) services from certain carriers.

Consolidated costs and operating expenses is lower by ₱1,146.0 million or 9.8% due to lower depreciation charges. Excluding depreciation charges, consolidated costs and operating expenses would have been higher by 22.7% or ₱1,428.4 million due to the increase in cost of sales by 30.3%, general and administrative expense by 23.4% and network-related expenses by 19.0%.

With the significant growth in the wireless segment, the company realized earnings before interests, foreign exchange loss, market valuation loss and taxes of ₱764.4 million in 2008, a remarkable improvement over last year's loss before interests, foreign exchange gain, market valuation gain and taxes of ₱3,419.5 million.

After considering finance costs, foreign exchange loss, market valuation loss and other income, DIGITEL posted a consolidated loss before income tax of ₱3,041.9 million in 2008 compared with the consolidated income before income tax of ₱2,692.1 million in 2007.

Net loss for the year 2008 is at ₱1,978.1 million versus a net income of ₱1,170.5 million in 2007. This is primarily due to the adverse impact of foreign exchange rate and market valuation.

DIGITEL continues to project an uptrend in its results of operation moving forward as it aggressively grows its coverage and capacity in the wireless network to bring in new and innovative products. The Company likewise continues to pursue cost-containment measures to efficiently manage its costs and expenses.

Air transportation revenues increased 31.1% to ₱19.68 billion for the year ended December 31, 2008 from last year's ₱15.02 billion, a result of increased passenger load factor due to expansion of routes for the year. This was brought about by the opening of five international routes and seven domestic destinations. Additional flight frequencies and capacity increase due to the addition of four airbus A320 and six ATR72-500 aircraft also contributed to the increase. Furthermore, Cebu Air opened its Davao and Clark hub in 2008, thereby strengthening the number of passengers flown during the year by about 23.2%. Correspondingly, cost of services and operating expenses went up 44.1% from ₱12.46 billion to ₱17.95 billion this year. This is due to higher operations-related expenses, particularly, fuel costs, which posted an 81.8% growth during the period. Cebu Air recognized a foreign exchange loss of ₱1.51 billion in 2008 compared to a foreign exchange gain of ₱1.97 billion in 2007. In addition to this, a mark-to-market loss of ₱2.59 billion was recognized during the period for its fuel hedging compared to mark-to-market gain of ₱29.82 million last year. As a result, Cebu Air recorded a net loss of ₱3.26 billion this year, a complete turn around from last year's net income of ₱3.61 billion.

Petrochemicals revenues grew 80.2% to ₱9.28 billion for the fiscal year ended September 30, 2008, from last year's ₱5.15 billion, mainly due to higher production during the period. JGSPC recognized a gross income this year of ₱243.78 million from a gross loss of ₱308.66 million last year. Operating expenses also increased by 35.9% mainly due to higher freight charges relative to the growth in sales during the year. However, net loss only dropped by 6.7% despite the recognition of a gross income, mainly due to the foreign exchange loss of ₱290.74 million recorded during the year. Net loss for fiscal 2008 amounted to ₱673.80 million compared to last year's ₱722.44 million.

Robinsons Savings Bank generated net earnings of ₱143.59 million for the year ended December 31, 2008, a 49.7% drop from last year's net income of ₱285.36 million. The decrease is mainly due to lower interest income recorded this year from ₱1.08 billion last year to only ₱0.89 billion this year. Aside from this, trading and securities gain also decreased by 72.4% during the period. As of December 31, 2008, total resources amounted to ₱12.72 billion from last year's ₱12.42 billion. Loans increased to ₱7.06 billion from last year's ₱5.47 billion, deposit liabilities decreased to ₱8.58 billion this year compared to ₱9.58 billion last year.

Equity earnings from associated companies and joint ventures were reported at ₱2.39 billion for the year ended December 31, 2008, a 47.1% growth from last year's ₱1.62 billion. Increase in equity income is mainly due to UIC, which recorded a higher net income before fair value gain (loss) on investment properties. **United Industrial Corporation, Limited** recorded a 51.7% growth in its net income from operations S$123.59 million in 2007 to S$187.50 million in 2008. Increase is mainly due to higher sales of residential properties and hotel revenues. Since the Group's policy for the valuation of property, plant and equipment is the cost basis method, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect in the income statement of the revaluation of the said assets. **First Private Power Corporation (FPPC)**, reported a net income of US$8.46 million, from last year's US$ 20.24 million. The decrease was mainly due to lower equity income recognized by FPPC from BPPC, which was brought about by the latter's adoption of a new accounting standard.

Other Supplementary Business, JG Summit Capital Markets Corporation recognized negative revenues of ₱358.81 million during the year, as it recorded losses from forex and forward swap points. This contributed to the turnaround in its bottom line, from a net profit of ₱163.08 million last year to a ₱324.04 million net loss this year.

2007 vs 2006

I. Consolidated Operations

JG Summit experienced another record year as it took advantage of the resilient growth of the Philippine economy in 2007, a stronger peso, low inflation and low interest rates.

Consolidated revenues improved by 16.1% from ₱66.62 billion to ₱77.37 billion backed by the strong performance of our air transportation, foods and property and telecommunications businesses.

- Revenues from our foods subsidiary, Universal Robina Corporation (URC) grew 7.2%, from ₱35.18 billion to ₱37.72 billion mainly because of our impressive growth in sales of our beverage, snackfoods and animal feeds businesses. URC continues to be the biggest contributor to Group revenues accounting for 48.8 % of the total.

- Revenues of Cebu Pacific Air reached a record P15.02 billion, a 54.5% increase over last year's ₱9.72 billion. It has successfully carried almost 5.5 million passengers in 2007, an increase of 58% from last year's almost 3.5 million passengers carried. This makes Cebu Pacific the single largest domestic carrier in the country today.

- Robinsons Land Corporation generated gross revenues of ₱8.28 billion in 2007, an increase of 24.8% from last year's ₱6.6 billion. Its High-rise division continues lead growth because of the continuing strong demand for condominiums and BPO office space.

- Digitel posted an increase of about 8.9% in its service revenues. Its mobile phone business, Suncellular has seen a big jump in its revenues as it reached a wider subscriber base due to the aggressive roll-out of its network, which started in 2006. This compensated for the decline in its fixed-line service revenues caused by the continuing shift towards mobile telephony.

- Equity in net income of associates increased by 50.4%, from ₱1.08 billion in 2006 to ₱1.62 billion in 2007 because of higher income posted by UIC, a Singapore-based listed company where we have a 33.5% stake. Our equity income in First Private Power Corp, where we have a 20% stake, amounted to ₱234 million.

Consolidated net income increased by as much as 30.7% from last year's ₱8.70 billion to this year's ₱11.37 billion. Net income attributable to equity holders of JG Summit rose 33.4% from last year's ₱6.46 billion to ₱8.61 billion in 2007. Excluding the one-time gains and losses in 2006, net income attributable to equity holders amounted to only ₱3.83 billion in

2006, making the increase in recurring net income amount to 124.8%.

- The most significant growth in earnings was posted by Cebu Pacific from a net income of ₱196.79 million in 2006 to ₱3.61 billion in 2007. This was brought about by a substantial increase in passenger load due to expansion in both domestic and international routes. And because Cebu Pacific boasts of a young fleet, this has helped them improve aircraft utilization and become more cost efficient. It must be noted though that P1.9 billion of this net income was due to foreign exchange gains arising out of the translation of the value of its dollar denominated debt into Philippine pesos.

- URC's earnings increased significantly from ₱3.02 to ₱5.56 billion mainly due to recognition of gain on sale of their investment in RLC amounting to ₱2.86 billion. However, this gain was already recorded by the Group in 2006, thus, such gain is no longer reflected in the Group's consolidated net income.

- RLC's net earnings improved from ₱1.72 to ₱2.44 billion, as completion of its high rise projects and expansion and renovation of malls delivered better margins and higher rental income.

- Digitel saw a reversal in its net earnings for the year, from a net loss of ₱962.91 million in 2006 to a net income of ₱1.17 billion mainly because of foreign exchange gains recognized on the translation of its dollar-denominated obligations, which amounted to ₱5.15 billion this year from ₱2.68 billion last year.

- Petrochemicals' net loss this year decreased by as much as ₱2.64 billion this year, from a net loss of ₱3.36 billion in 2006 to only ₱722.44 million. In 2006, JG Petrochem recognized impairment loss of its assets amounting to ₱3.86 billion.

EBITDA (earnings before interest, taxes, depreciation and amortization) excluding non-recurring items increased by 34.8% from ₱22.47 billion to ₱30.29 billion with major improvements in food, property, and airlines, boosted by growth in revenues, foreign exchange gains and better cost management.

Our cost of sales and services grew 11.5% to ₱47.98 billion as a result of an increase in the cost of raw materials in our foods business, the higher cost of services in our mobile phone business, and the increase in flight operations costs in the airline business.

General and administrative expenses increased by 24.4% as a result of the higher operating expenses of our expanding mobile network, our growing airline operations, and the expansion of our international branded food operations.

Impairment losses for the year dropped from ₱5.93 billion last year to only ₱349.94 million this year, which is related mostly to Digitel's receivables. Last year's impairment loss includes ₱2.86 billion impairment loss on certain assets of JG Petrochem.

Our interest and other financing charges declined from ₱7.17 billion in 2006 to ₱6.54 billion in 2007 due largely to the effects of a strong peso and low interest rates.

Provision for income tax increased by 17.8%, because of the booking of deferred taxes on unrealized foreign exchange gains and unrealized gross profits on sales of real property. However, our effective tax rate (income tax expense as a percentage of net income before tax) dropped to 22.3% in 2007, from 24.2% in 2006 mainly due to Cebu Air's higher operating income covered by an income tax holiday.

II. Segment Reporting

Foods posted a consolidated net sales and services of ₱37.72 billion for the fiscal year ended September 30, 2007, a 7.2% increase over last year. The principal reasons for this increase were as follows: (1) ₱1.77 billion, or 6.7% increase in net sales of URC's branded consumer foods segment, including the packaging division. This increase was primarily due to a 12.6% increase in net sales from URC's domestic operations coming mostly from the impressive growth in sales of beverage and snack foods. Revenue was also pushed up by new products like Nature's Harvest and new water business (Hidden Spring and Nestle Purelife). (2) ₱565.0 million or 11.2% increase in net sales of agro-industrial segment primarily due to the animal feeds business, which reported an increase in net sales of 19.3% as a result of higher sales volume. The major driver for the favorable result is the continuous success of its Uno and Stargain hog feeds in terms of market coverage and positive feedback on marketing undertakings in establishing brand equity. (3) ₱198.0 million or 5.6% increase in net sales of commodity foods segment primarily due to sugar business, which registered a 33.8% increase driven by higher volume this year.

URC's gross profit improved by 14.5% to ₱10.10 billion in the fiscal 2007 from ₱8.82 billion recorded in fiscal 2006. URC's gross profit as a percentage of net sales grew by 2 percentage points to 27% in fiscal 2007 from 25% in fiscal 2006. Selling and distribution costs and general and administrative expenses increased by 13.1% from ₱6.12 billion to ₱ 6.92 billion primarily due to the following factors: (1) increase in freight and other selling expenses by ₱164.0 million due to higher volume of exports and increased freight rate charges associated with higher fuel prices and increase in trucking and shipping costs; and (2) increase in non-manufacturing personnel expenses by 27.0% due to annual salary adjustment given in May 2007 and accrual of retirement benefits.

URC recognized a gain on sale of its equity investments in RLC shares during the year, which amounted to ₱2.86 billion. *(This gain was already taken in the Group's 2006 financial statements, thus, it will no longer reflect in the 2007 consolidated income statement).*

Net income attributable to equity holders of the parent increased by 84.1% to ₱5.56 billion in fiscal 2007 from ₱3.02 billion in fiscal 2006 resulting in earnings per share of ₱2.50 better than last year's ₱1.42.

Real estate and hotels generated total gross revenues of ₱9.0. billion for fiscal year 2007, an increase of 29.0% from ₱6.98 billion of total gross revenues for fiscal year 2006. RLC's Commercial Centers Division contributed 39.3% while its High-Rise Division accounted for 40.4% to its gross revenues. Income Before Income Tax for the year was ₱3.42 billion, an increase of 40.9% from ₱2.42 billion the previous year. Its EBITDA recorded a positive variance of 30.6% from ₱3.69 billion last year to ₱4.82 billion mainly due to higher revenues. RLC's net income increased by 41.8% to ₱2.45 billion compared to ₱1.72 billion last year.

The Commercial Centers Division accounted for ₱3.54 billion of the real estate revenues for the year, versus ₱3.28 billion last year. The 7.8% increase in revenues of the Commercial Centers Division was principally due to rental escalations and strong take up of leased areas of RLC's mall space after renovation and expansion work. Significant rental contribution came from Galleria mall, Robinsons Place Manila, Robinsons Place Pioneer and Robinsons Metro Bacolod, among others.

The Company's High Rise Buildings Division realized gross revenues of ₱3.64 billion, up by 60.3% from ₱2.27 billion last year due to initial take up of realized revenues from three of its ongoing residential condominium properties, Adriatico Places Two and Three, and McKinley

Park Residences. Likewise, the Division continues to enjoy stable recurring lease income from five of its office buildings, which have become the choice corporate addresses of reputable multinational companies as well as BPO companies, Galleria Corporate Center, Robinsons Equitable Tower, Robinsons Summit Center and Robinsons Cybergate Center Towers 1 and 2. Rental income from these five office buildings amounted to ₱570.63 million compared to ₱322.9 million over the same period last year. This 77% increase in lease income was largely attributable to the opening of new Cybergate Center Tower 2 in October 2006 as well as increased occupancy rates and generally higher rental rates at its office buildings.

The Hotels Division, a major contributor of RLC's recurring revenues registered gross revenues of ₱1.11 billion, as against last year's ₱907.3 million. The 22.2% increase in hotel revenues was principally due to revenue growth attributable to Crowne Plaza Hotel. RLC's two other hotels continue to register satisfactory occupancy rates.

The Housing and Land Development Division reported realized gross revenues of ₱715.8 million as against ₱514.9 million for the same period last year or an increase of 39%. The increase in realized revenues can be attributed to higher units sold, higher project completion and higher financing income.

Telecommunications posted consolidated revenues of ₱8,313.3 million for the year ended December 31, 2007, up by 8.9% from last year's ₱7,633.6 million largely due to increase in income reported during the year by wireless segment.

Consolidated service revenues amounted to ₱8,267.8 million for the year 2007, ₱665.6 million or 8.8% increase from last year, owing to higher service revenues generated by the wireless business.

The wireless business reported ₱3,991.3 million service revenues in 2007, a 40.5% increase against ₱2,840.2 million in 2006. The increase was attributable to the continued growth in subscriber base that boosted revenues in unlimited fees, voice, SMS, roaming and value added services.

Wireline voice communication services however, decreased to ₱3,895.5 million in 2007 from ₱4,459.5 million in 2006. This segment, being the traditional voice services, is being challenged with the advent of new technology thus, affecting revenues from international and domestic tolls. The international traffic is further dampened by the decreasing rates and the continued appreciation of peso against the dollar. Notwithstanding the challenges, the wireline voice communication services managed to curb the decline in revenues with the continued growth of ADSL and wireless telephone with broadband services, known as MANGO which showed an increase of 67.2% over last year's revenues.

Wireline data communication services generated revenues of ₱381.0 million in 2007, higher than last year's by ₱78.5 million or 25.9%. The increase was driven by the demand of call centers and BPOs for high bandwidth data services and for high bandwidth transport services in the case of foreign and local carriers. This was also driven by the offering of IP VPN in the last quarter of 2006.

Consolidated costs and operating expenses amounted to ₱11,732.8 million for the year ended December 31, 2007, 35.0% higher than previous year's figure of ₱8,693.3 million largely due to higher depreciation charges. Network-related expenses increased by 17.0% or ₱381.6 million which is largely attributable to the aggressive roll out activities undertaken in the wireless business during the year.

DIGITEL registered a consolidated EBITDA of ₱2,010.7 million in 2007, higher by 8.8% against ₱1,847.9 million in 2006.

As a result of the foregoing, DIGITEL realized a consolidated income before income tax of ₱2,692.1 million in 2007, about 5 times more than last year's consolidated income before income tax of ₱449.1 million.

DIGITEL expects to improve results of operation in the future as we continue to expand the wireless network and through introduction of new and innovative products and continued implementation of cost-containment measures to further reduce its costs and expenses.

Air transportation revenues grew 54.5% to ₱15.02 billion for the year ended December 31, 2007 from last year's ₱9.72 billion, a result of increased passenger load factor due to expansion of routes for the year. This was brought about by the opening of seven international routes and additional flight frequencies in several domestic and international destinations. Cost of services and operating expenses also went up relative to higher revenue. Finance costs recognized during the year amounted to ₱887.46 million compared to ₱544.76 million in 2006. Foreign exchange gain recognized by Cebu Air in 2007 amounted to ₱1.97 billion compared to ₱631.21 million in 2006. As a result, net income increased significantly from ₱196.79 million last year, to ₱3.61 billion this year.

Petrochemicals revenues slightly dropped to ₱5.15 billion for the fiscal year ended September 30, 2007, from last year's ₱5.31 billion, mainly due to 5.7% decrease in sales volume. Gross loss of Petrochem increased from 4.2% last year to 6.0% this year. However, since no impairment loss on assets was recognized by the Company during the year, net loss dropped to ₱722.44 million compared to last year's ₱3.36 billion.

Robinsons Savings Bank generated net earnings of ₱283.25 million for the year ended December 31, 2007, increased by 10.6% from last year's net income of ₱255.99 million. As of December 31, 2007, total resources dropped to ₱12.42 billion from last year's ₱15.47 billion. Loans increased to ₱5.43 billion from last year's ₱4.89 billion, deposit liabilities decreased to ₱10.30 billion this year compared to ₱13.62 billion last year.

Equity earnings from associated companies and joint ventures were reported at ₱1.62 billion for the year ended December 31, 2007, a 50.4% growth from last year's ₱1.08 billion. Increase in equity income is mainly due to UIC, which recorded a higher net income. **United Industrial Corporation, Limited** recorded a significant increase in net income from S$492.1 million in 2006 to S$1.17 billion in 2007. This includes net fair value gain on investment properties amounting to S$1.05 billion in 2007 compared to S$416.32 million in 2006. Excluding the fair value gain on investment properties, the attributable profit from operations in 2007 is S$123.59 million a 63.1% growth from last year's S$75.79 million. Increase is mainly due to higher sales of residential properties, revenue recognition on a percentage of completion basis and consolidation of the results of Pan Pacific hotel. Marina Centre Holdings, a wholly-owned subsidiary of UIC, acquired the remaining 50% interest in Pan Pacific hotel in end of March 2007. Since the Group's policy for the valuation of property, plant and equipment is the cost basis method, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect in the income statement of the revaluation of the said assets. **First Private Power Corporation (FPPC)**, reported a net income of US$25.38 million, up 9.5% from last year's US$ 23.18 million. This was brought about by increased revenues of Bauang Private Power Corp. (BPPC), where FPPC owns 93.25% of BPPC's equity.

Other Supplementary Business, JG Summit Capital Markets Corporation revenues increased during the year, from ₱105.73 million to ₱312.73 million for the year ended December 31, 2007 mainly due to recognition of higher foreign exchange gain. Net profit registered a significant increase from last year's ₱28.78 million to ₱163.08 million this year.

2006 vs 2005

I. Consolidated Operations

The Group's consolidated financial performance reached record levels despite the challenges that we faced in 2006. Consumer demand continued to be tepid as the purchasing power of OFW families were affected by a stronger peso, and lagged behind the increase in inflation caused by additional VAT and fuel price increases. However, we believe that the effects of the rapidly expanding BPO labor force, coupled with the decline in interest rates brought about by the improved fiscal position of the national government, contributed greatly to the expansion of our property, airline and telecoms businesses.

Consolidated group revenues increased by 14% from ₱58.5 billion in 2005, to ₱66.6 billion in 2006 due to the strong performance of our food, property and airline subsidiaries.

- Revenues of Universal Robina Corporation grew by 13% from ₱31.2 billion in 2005, to ₱35.2 billion in 2006, mainly because of the rapid growth of our beverage business, and our continuing dominance in snackfoods. URC continues to be the largest contributor to Group revenues accounting for 41% of the total.

- Revenues from Robinsons Land grew the fastest with a 30% growth from ₱5.1 billion, to ₱6.6 billion in 2006. The high-rise division emerged as our fastest growing business buoyed by the strong demand for condominiums and BPO office space. RLC is now the country's largest landlord to the BPO industry to date with around 125,000 square meters leased out.

- Cebu Pacific is now our second largest business in terms of revenue contribution posting a 24% growth from ₱7.8 billion in 2005 to ₱9.7 billion in 2006. This was caused by our successful shift into a true low cost carrier model which enabled us to stimulate passenger traffic growth with our increasingly popular "Go" fares and internet booking engine.

- Service Revenues from Digitel posted a modest 8% decline, from ₱8.3 to ₱7.6 billion, as fixed line revenues suffered from lower international receipts due to the strengthening of the peso and the over-all decline of inbound traffic. Mobile revenues also declined modestly as the company deliberately focused more on the improvement of network coverage and quality. Consolidated revenues however, inclusive of foreign exchange gains and the increase in the market valuation of financial instruments, increased 8% from ₱10.5 billion in 2005, to ₱11.3 billion in 2006.

Consolidated net income amounted to ₱8.7 billion in 2006, an increase of 137% from ₱3.7 billion in 2005. Net income attributable to equity holders of JG Summit (including non-recurring items) rose by 55% from ₱4.2 billion in 2005 to ₱6.5 billion in 2006.

- The most significant improvement in earnings was posted by Cebu Pacific from a net income of ₱3.7 million in 2005 to ₱133.9 million in 2006. This was brought about by a more fuel efficient aircraft fleet, better aircraft utilization, a dramatic increase in the number and profitability of our international routes, and a revenue management system that helps us maintain high passenger loads throughout the year.

- RLC's net earnings improved from ₱1.2 to 1.7 billion, as it increased the completion of its high rise projects which also delivered better margins and rental income. JG's share of this declined modestly from ₱1.1 to ₱1.0 billion as a result of our reduced effective equity interest in RLC.

- URC's earnings also improved from ₱2.5 to ₱3.0 billion despite increasing raw material, packaging and freight costs. JG's share of this declined from ₱2.2 to ₱1.8 billion as a result of our reduced equity stake in URC.

- The net loss of Digitel improved from ₱1.5 billion to ₱963 million, despite higher financing costs, because of the tight management of operating and network related expenses. JG's share of Digitel's net loss declined from ₱748 million last year, to ₱480 million in 2006.

- Petrochemicals saw a deterioration of earnings mainly because of the lower prices of our main products, coupled with the higher cost of feedstock. Net losses increased from ₱431 million in 2005 to ₱3.4 billion in 2006 (already inclusive of almost ₱3 billion in asset impairment charges). JG's share of this loss was ₱355 million in 2005, and ₱2.8 billion in 2006.

Without the non-recurring items and with the lower equity ownership in URC and RLC, net income attributable to equity holders of JG Summit, declined by 15% from ₱4.5 billion in 2005, to ₱3.8 billion in 2006.

- Gains realized from the URC and RLC follow-on offerings amounted to ₱9.1 billion.

- Impairment losses recognized, mostly from JG Petrochemicals and Cebu Air totaled ₱5.9 billion.

- Losses on discontinued operations of the textile and printing subsidiaries amounted to ₱119.7 million.

- The peso strengthened against the US dollar by 8% from ₱53.09 : US$ 1 at year-end 2005, to ₱49.03 : US$ 1 by year-end 2006. Foreign exchange gains were recognized on the translation of our dollar-denominated net borrowings and this amounted to ₱3.4 billion.

- Gains on the market value of our financial instruments amounted to ₱2.4 billion.

- Equity income from our associates, United Industrial Corporation and First Private Power, increased to ₱1.1 billion in 2006.

- Interest income grew 12.5% from ₱4.4 billion to ₱4.9 billion as cash proceeds from the follow-on offerings were placed in high-yielding instruments.

EBITDA (earnings before interest, taxes, depreciation and amortization) excluding non-recurring items increased by 4.6% from ₱21.5 billion to ₱22.5 billion with major improvements in food, property, and airlines, boosted by growth in revenues, foreign exchange gains and better cost management.

Our cost of sales and services grew 14% to ₱43.0 billion as a result of an increase in the cost of raw materials in our foods business, the higher cost of services in our mobile phone business, and the increase of flight operations costs in the airline business.

Operating expenses increased by 6.8% as a result of the higher operating expenses of our expanding mobile network, our growing airline operations, and the expansion of our international branded food operations.

The issuance of a US$300 Million 8% bond, due 2013, in January 2006 increased our interest and other financing charges from ₱7.2 billion in 2005 to ₱7.5 billion in 2006.

Provision for income tax increased by 52%, because of the booking of deferred taxes on unrealized foreign exchange gains and unrealized gross profits on sales of real property. However, our effective tax rate (income tax expense as a percentage of net income before tax) was reduced to 24% in 2006, from 34% in 2005 as a result of the lower stock transaction tax on the secondary sale of shares related to the URC and the RLC follow-on offerings.

II. Segment Operations

2006 vs 2005

Foods posted a consolidated net sales and services of ₱35.18 billion for the fiscal year ended September 30, 2006, a 12.8% increase over the same period last year. The principal reasons for this increase were as follows: (1) ₱2.8 billion, or 11.8% increase in net sales of URC's branded consumer foods segment, including the packaging division. This increase was primarily due to an 11.4% increase in net sales from URC's international operations and 12.0% increase in net sales from URC's domestic operations. The increase in URC's domestic branded consumer foods substantially came from the tremendous growth in sales of beverage products like coffee and tea. (2) ₱867.9 million or 20.6% increase in net sales of agro-industrial segment was primarily driven animal feeds business, which reported an increase in net sales of 40.9% as a result of higher sales volume. (3) ₱303.5 million or 9.5% increase in net sales of commodity foods segment primarily due to sugar business, which registered a 24.9% increase due mainly to higher selling prices this year.

URC's gross profit improved by 11.8% to ₱8.82 billion compared to the same period last year of ₱7.89 billion. URC's gross profit as a percentage of net sales remains flat at 25%. Income after selling and distribution costs and general and administrative expenses, slightly went up by 1.5% to ₱2.70 billion in fiscal 2006 despite improvement in gross profit due to increase in operating expenses. Selling and distribution costs and general and administrative expenses increased by 17.1% from ₱5.23 billion to ₱6.12 billion primarily due to the following factors: (1) increase in freight and other selling expenses by ₱420.9 million due to increased sales and freight rate charges associated with higher fuel prices; and (2) increased advertising and promotion costs by 27.7% both from domestic and international operations due to new products launched this year and support for Jack 'n Jill Mega branding.

Net income attributable to equity holders of the parent increased by 19.5% to ₱3.02 billion in fiscal 2006 from ₱2.53 billion in fiscal 2005 resulting in earnings per share of ₱1.42 better than last year's ₱1.30.

Real estate and hotels generated total gross revenues of ₱6.97 billion for fiscal year 2006, an increase of 28% from ₱5.44 billion of total gross revenues for fiscal year 2005. RLC's Commercial Centers Division contributed 47.1% to its gross revenues. Income Before Income Tax for the year was ₱2.42 billion, an increase of 51% from ₱1.60 billion the previous year. RLC's net income increased by 40% to ₱1.72 billion compared to ₱1.23 billion last year.

The Commercial Centers Division accounted for ₱3.28 billion of the real estate revenues for the year, as against ₱3.14 billion last year. The 4.7% increase in revenues of the Commercial Centers Division was principally due to rental escalations in part offset by the temporary closure of certain mall space for renovation and expansion work. In particular, RLC's flagship mall, Robinsons Place Manila continued to generate strong rental income, while the new malls, including Robinsons Place Pioneer and Robinsons Place Angeles and the redeveloped Robinsons Place Novaliches became increasingly important contributors to revenue as their businesses matured.

RLC's High Rise Buildings Division realized gross revenues of ₱2.27 billion, up by 77% increase from ₱1.28 billion last year due to recognition of increased revenues from its projects, particularly One Adriatico Place and One Gateway Place, neither of which contributed any revenue in year ended September 30, 2005. Likewise, the Division continues to enjoy stable recurring lease income from four of its office buildings, which have become the choice corporate addresses of reputable multinational and domestic companies, Galleria Corporate Center, Robinsons Equitable Tower, Robinsons Summit Center and Robinsons Cybergate Center Tower 1. Rental income from these four buildings amounted to ₱322.9 million compared to ₱220.7 million over the same period last year. This 46% increase in lease income was largely attributable to the opening of new Cybergate Center Tower1 in June 2005 as well as increased occupancy rates and generally higher rental rates of its office buildings.

The Hotels Division registered gross revenues of ₱907.3 million, as against last year's ₱502.1 million. The 81% increase in hotel revenues was principally due to revenue attributable to Crowne Plaza Galleria Regency Hotel, which opened in July 2005.

The Housing and Land Development Division reported gross revenues of ₱514.9 million as against ₱518.6 million for the same period last year or a decrease of 0.7%brought about by lower interest income recognized this year.

Telecommunications generated consolidated revenues of ₱7.6 billion for the year ended December 31, 2006 or an 8% decrease as a result of lower service revenues generated by both the wireline and wireless businesses.

Wireline communication services recorded ₱4.5 billion in service revenues in 2006, a decline of 11.0% as against ₱5.0 billion in 2005. This decrease resulted mainly from the appreciation of peso, prompting downward adjustments in monthly recurring charges, as well as a decline in international inbound revenues. Also, the declining minutes brought about by the preference of the public to mobile phones contributed to the lower revenues generated in 2006. The revenue decline, however, was partly mitigated by the growth in the broadband business with ADSL registering a 74.0% increase in revenues to ₱313.64 million, and by the introduction of "MANGO", an innovative wireless fixed line telephone service with bundled broadband capability, which registered additional revenues of ₱47.74 million.

The wireless business also reported a 2.8% decline in service revenues from ₱2.9 billion in 2005 to ₱2.8 billion in 2006, that was largely expected because of the Division's increased focus on the completion of the network roll-out and the improvement of both network coverage and quality. During the year, we noted stronger subscriber interest in unlimited services resulting in the growth unlimited service revenues by 27% or by ₱325.5 million. This growth was not enough, however, to immediately cover the decline in SMS revenues and in unused monthly recurring postpaid fees, indicative of more efficient subscriber usage.

Consolidated costs and expenses is reported at ₱8.7 billion for the year ended December 31, 2006, slightly better than previous year's figure of ₱8.6 billion for the year ended December 31, 2005. The decline is largely due to lower cost of sales incurred also in the wireless business owing to the significant drop by almost 100% in Subscriber Identification Module (SIM) pack cost as a result of better price deals on SIM purchases.

DIGITEL registered a consolidated EBITDA of ₱1.8 billion in 2006, lower by 30.3% against ₱2.6 billion in 2005 due to higher network-related expenses and general and administrative expenses.

As a result of the foregoing, DIGITEL realized a consolidated income before income tax of ₱449.1 million in 2006, a 151.3% turnaround from last year's consolidated loss before income tax of ₱875.2 million.

DIGITEL expects to improve results of operation in the future as we continue to expand the wireless network and through introduction of new and innovative products and continued implementation of cost-containment measures to further reduce its costs and expenses.

Air transportation revenues rose 24.4% to ₱9.72 billion for the year ended December 31, 2006 from last year's ₱7.81 billion. The competitive position of the airline continues to strengthen as Cebu Pacific acquired a major chunk of the market share in domestic routes during the year. Cost of services and operating expenses also went up relative to higher revenue. Aside from this, the airline recorded expenses related to retirement of its Boeing 757 amounting to ₱502.8 million, part of which is loss on aircraft lease and write-down of aircraft parts and equipment amounting to ₱309.8 million during the year. Finance costs recognized during the year amounted to ₱538.8 million offset by a higher foreign exchange gain amounting to ₱631.2 million in relation to its foreign-denominated obligations. As a result, net income increased significantly from ₱82.0 million last year, to ₱196.8 million this year.

Petrochemicals recorded revenues of ₱5.30 billion for the fiscal year ended September 30, 2006, a slight improvement from last year's ₱5.05 billion, which is mainly due to higher sales volume. However, cost of sales also increased significantly due to higher cost of raw materials, resulting to a gross loss of ₱223 million during the current year. The Company also recognized an impairment loss on its assets of ₱2.78 billion during the year. This resulted to a higher net loss this year, which amounted to ₱3.36 billion compared to last year's ₱431 million.

Robinsons Savings Bank generated net earnings of ₱253.1 million for the year ended December 31, 2006, increased by 48.7% from last year's net income of ₱170.2 million. As of December 31, 2006, total resources increased to ₱15.47 billion from last year's ₱8.66 billion. Loans increased to ₱4.89 billion from last year's ₱4.02 billion, deposit liabilities also went up substantially to ₱13.2 billion this year compared to ₱5.2 billion last year.

Equity earnings from associated companies and joint ventures were reported at ₱1.1 billion for the year ended December 31, 2006. Our company has equity investments in, among others, First Private Power Corporation (FPPC) and United Industrial Corporation Limited (UIC, Ltd.) **United Industrial Corporation, Limited** recorded a significant increase in net income from S$201.1 million in 2005 to S$492.1 million in 2006. This includes income on revaluation of investment properties amounting to S$416.3 million in 2006 compared to S$117.4 million in 2005. Excluding the asset revaluation surplus, the attributable profit from operations in 2006 is S$75.8 million lower by 9.4% from last year's S$83.7 million. The decrease was mainly due to recognition of gain on sale of its investment properties, Atrium

Court and Eau Claire Place II in June 2005. Since the Group's policy for the valuation of property, plant and equipment is the cost basis method, the equity income taken up by the Group represents the adjusted amounts after reversal of the effect in the income statement of the revaluation of the said assets.

Other Supplementary Business, JG Summit Capital Markets Corporation revenues declined during the year, from ₱172.8 million to ₱105.7 million for the year ended December 31, 2006. However, net profit registered a 33.7% increase from last year's ₱21.5 million to ₱28.8 million this year, mainly due to recognition of lower interest expense this year from its interest-bearing loans from affiliates.

RESULTS FROM DISCONTINUED OPERATIONS

On October 13, 2006, the Group's BOD approved the cessation of operations of Litton Mills, Inc. (LMI) effective at close of business hours on November 30, 2006. LMI is a manufacturer, buyer and seller of textiles and fabrics. In relation to the cessation of operations, LMI will sell the remaining property and equipment except for land, land improvements, and buildings and improvements, which will be leased out to certain related parties.

Also in 2006, the Group announced management's decision to dispose of Premiere Printing Company, Inc. (PPCI). PPCI is a proprietor and publisher of journals, magazines, books and other literary works and undertakings.

In fiscal 2008, LMI filed an Amended Articles of Incorporation in the SEC amending its secondary purpose, which now includes leasing out of its real properties including but not limited to lands, office buildings and warehouses.

The results of LMI and PPCI are presented below:

2007

	LMI	PPCI	Total
Revenues:			
Sales and services	₱391,957,032		₱391,957,032
Others	96,810,777	171,044	96,981,821
Total Revenues	**488,767,809**	**171,044**	**488,938,853**
Expenses:			
Cost of sales and services	656,531,730	–	656,531,730
Operating expenses	59,035,230	824,743	59,859,973
Financing costs and other charges	1,795,023	–	1,795,023
Provision for income tax	(34,063,621)	–	(34,063,621)
Total Expenses	**683,298.362)**	**824,743**	**684,123,105**
Loss for the year from discontinued operations	**(₱194,530,553)**	**(₱653,699)**	**(₱195,184,252)**

2006

	LMI	PPCI	Total
Revenues:			
Sales and services	₱2,254,296,485	26,728,809	₱2,281,025,294
Others	207,231,552	1,750,712	208,982,264
Total Revenues	**2,461,528,037**	**28,479,521**	**2,490,007,558**
Expenses:			
Cost of sales and services	2,136,915,189	33,259,154	2,170,174,343
Operating expenses	334,118,036	97,653,176	431,771,212
Financing costs and other charges	34,701,655	-	34,701,655
Provision for income tax	(26,892,354)	-	(26,892,354)
Total Expenses	**2,478,842,526**	**130,912,330**	**2,609,754,856**
Loss for the year from discontinued operations	**(₱17,314,489)**	**(₱102,432,809)**	**(₱119,747,298)**

FINANCIAL RESOURCES AND LIQUIDITY

2008 vs 2007

Cash & cash equivalents dropped significantly from ₱13.29 billion as of December 31, 2007, to ₱7.74 billion as of December 31, 2008 mainly due to the settlement of a US$ 125 million note and the buyback of the food division of its shares. Our financial assets, including those held at fair value through profit and loss, available for sale investments and held-to-maturity investments, dropped by 37.2% with the sale of certain debt securities and the more significantly, due to the decline in the market value of these financial assets greatly affected by the crisis which hit the financial markets globally.

Cash from operating activities amounted to ₱15.68 billion and cash from financing activities amounted to ₱19.11 billion. Cash was principally used for the capital expenditure program of the Company's operating subsidiaries and to service debt maturity. The Group spent ₱12.53 billion on Digitel's capital expenditures as Digitel continues its network rollout on its mobile phone business; RLC spent about ₱9.49 billion in its landbanking and high-rise projects; Cebu Pacific's aircraft acquisitions cost around ₱6.08 billion, while URC's ₱5.06 billion capex was used in the expansion of its snackfoods production facilities, sugar mills, refinery and farms and the acquisition of GMC machineries.

Derivative assets dropped 65.5% from ₱3.30 billion to ₱1.14 billion this year mainly due to the effect of the turmoil in the credit markets, which greatly affected Capital Market's trading position. Aside from this, the telecoms business' balance of derivative assets related to its embedded derivatives in foreign currency denominated purchase orders and contracts for network-related projects significantly went down during the period by ₱₱879.7 million.

Receivables increased to ₱21.58 billion as of December 31, 2008 from last year's ₱16.94 billion due to higher trade and finance receivables.

Inventories grew 15.0% from ₱10.30 billion as of December 31, 2008 to ₱11.85 billion as of December 31, 2007 mainly due to increase in inventory level of raw materials, finished goods and materials in transit of the food business.

Biological assets, including the noncurrent portion, increased 37.4% to ₱1.44 billion this year, from ₱1.05 billion last year due to expansion of breeder stock and increase in market value of hogs.

Other current assets increased by 56.9% from last year's ₱5.81 billion to ₱9.12 billion due to higher level of input tax of the telecommunication business in relation to their acquisition of equipment for the continuous expansion project of its wireless segment.

Assets of disposal group classified as held for sale dropped significantly from ₱791.63 million in 2007 to ₱197.42 million in 2008 since last year's balance include the assets of textile business which were already disposed during the year. Assets remaining in this account, pertains to a subsidiary of the food group, Tianjin Pacific Foods Manufacturing Co., Ltd.

Investment properties rose by 15.2% from ₱24.04 billion as of December 31, 2007 to ₱27.69 billion as of December 31, 2008 due to acquisition of land for future development of the real estate business of the Company.

Property, plant and equipment increased 15.6% from ₱105.50 billion to ₱121.92 billion attributed mainly to the on-going expansion of the facilities of our cellular telecommunications business, additional aircrafts by the airline division, expansion of our branded consumer foods business and continuous construction of the real estate business.

Intangibles increased by 122.0% mainly due to acquisition of trademark and product formulation of the food business during the year.

Other noncurrent assets grew by 44.3% from ₱4.47 billion in 2007 to ₱6.44 billion in 2008 due to higher level of miscellaneous deposits of airline business, related to commitment fees and pre-delivery payments of new aircrafts.

Consolidated total assets reached ₱251.24 billion due to all these factors.

Accounts payable and accrued expenses increased 10.5% from ₱24.71 billion as of December 31, 2007 to ₱27.31 billion as of December 31, 2008, which can be attributed to higher trade payables of the telecommunications, real estate and airline businesses.

Short-term debt increased by 43.9% from ₱17.47 billion as of December 31, 2007 to ₱25.14 billion as of December 31, 2008 mainly due to higher level of bank loans and trust receipts of the food business during the year to meet its working capital requirements. RLC also obtained a new loan of ₱677 million during the year.

The cumulative redeemable preferred shares account was reclassified from noncurrent to current liability this year since this will be maturing on the third quarter of 2009.

Derivative liabilities, including noncurrent portion, increased significantly from ₱978.16 million in 2007 to ₱2.96 billion in 2008 due to recognition of fuel hedging losses of the airline business and the mark-to-market losses recorded by an offshore company from its interest rate swap activity.

Long-term debt, including current portion, grew 22.6% from ₱62.75 billion as of December 31, 2007 to ₱76.94 billion as of December 31, 2008 as the Group availed of new credit facilities. The Parent Company and RLC availed of new peso corporate notes amounting to

₱4.31 billion and ₱2 billion, respectively. Digitel and Cebu Air's outstanding foreign borrowings, mostly supplier's credit and export loans, increased during the period. All these, plus the effect of peso depreciation contributed to the increase in this year's balance of long-term debt.

Deferred income tax liabilities dropped to ₱4.99 billion, from last year's ₱6.42 billion which is due to deferred tax effects of unrealized foreign exchange losses and mark-to-market losses of our financial instruments.

Other noncurrent liabilities increased significantly from ₱10.89 billion last year to ₱15.06 billion mainly due to higher level of accrued project cost of the telecoms business. This account also includes the noncurrent portion of derivative liability amounting to ₱865.67 million this year.

Stockholders' equity, excluding minority interest, stood at ₱72.91 billion as of December 31, 2008 from ₱76.77 billion.

2007 vs 2006

Cash & cash equivalents dropped significantly from ₱24.83 billion as of December 31, 2006, to ₱13.29 billion as of December 31, 2007 as proceeds from last year's follow-on offerings were used for capex availment and debt settlements. Investments in bonds and other securities, classified as financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments with the adoption in 2005 of PAS 39, dropped by 10.7% with the sale of certain debt securities and the lower translated level of our dollar-denominated investments due to the peso's appreciation.

Cash from operating activities amounted to ₱10.50 billion and cash from financing activities amounted to ₱4.70 billion. Cash was principally used for the capital expenditure program of the Company's operating subsidiaries and to service debt maturity. The Group spent ₱9.89 billion on Digitel's capital expenditures as Digitel continues its network rollout on its mobile phone business; RLC spent about P8.9 billion in its landbanking and high-rise projects; Cebu Pacific's aircraft acquisitions cost around ₱4.53 billion, while URC's ₱4.12 billion capex was used in the expansion of its snackfoods production facilities, sugar mills and refinery and the acquisition of the production facilities for its bottled water business.

Receivables increased to ₱16.94 billion as of December 31, 2007 from last year's ₱14.53 billion due to higher trade receivables of real estate and petrochemicals businesses.

Inventories increased by 15.1% from ₱8.95 billion as of December 31, 2006 to ₱10.30 billion as of December 31, 2007 mainly due to higher level of finished goods and packaging materials of the food business.

Derivative assets grew 117.2% from ₱1.52 billion to ₱3.30 billion this year mainly due to Capital Market's good trading position in the currency market as they took advantage of continuing peso appreciation.

Other current assets increased by 79.8% from last year's ₱3.22 billion to ₱5.81 billion due to higher level of input tax of the telecommunication business.

Assets of disposal group classified as held for sale pertains to total assets of the textile and printing businesses, which ceased operation during the year. This account dropped significantly during the year due to disposal and write down of textile assets during the year.

Investment properties rose by 28.7% from ₱18.69 billion as of December 31, 2006 to ₱24.04 billion as of December 31, 2007 due to acquisition of land for future development and renovations of existing malls of the real estate business of the Company.

Property, plant and equipment increased 11.6% from ₱94.58 billion to ₱105.50 billion attributed mainly to the on-going expansion of the facilities of our cellular telecommunications business, additional aircrafts by the airline division, expansion of our branded consumer foods business and continuous construction of the real estate business.

Biological assets, including noncurrent portion, increased 28.6% to ₱1.05 billion this year, from ₱817.0 million last year due to higher population of live stocks and increase in market value of hogs.

Other noncurrent assets grew by 24.2% from ₱3.60 billion in 2006 to ₱4.47 billion in 2007 due to higher level of miscellaneous deposits of airline business, related to commitment fees and pre-delivery payments made for the 10 ATR 72-500 and 10 Airbus A320 during the year.

Consolidated total assets reached ₱229.88 billion due to all these factors.

Accounts payable and accrued expenses declined by 23.5% from ₱32.29 billion as of December 31, 2006 to ₱24.71 billion as of December 31, 2007, which can be attributed to a drop in deposit liabilities of RSB and settlement of obligations under finance lease of the telecommunication business amounting to ₱2.48 billion.

Short-term debt increased by 19.3% from ₱14.64 billion as of December 31, 2006 to ₱17.47 billion as of December 31, 2007 mainly due to Parent Company's new loan amounting to ₱3.43 billion during the year.

Income tax payable increased 25.3% from ₱246.25 million to ₱308.46 million this year mainly due to real estate business.

Derivative liabilities increased significantly from ₱276.56 in 2006 to ₱978.16 billion in 2007 resulting from Capital Market's long trading position in the currency market where the peso continuously appreciated against the US Dollar.

Other current liabilities went up by 52.4% from last year's ₱3.17 billion to ₱4.83 billion this year due to recognition of higher unearned revenues by the airline business and higher customers deposits of real estate business.

Long-term debt, including current portion, declined 10.0% from ₱69.74 billion as of December 31, 2006 to ₱62.75 billion as of December 31, 2007 mainly due to drop in exchange rate during the period.

Deferred income tax liabilities rose to ₱6.42 billion, up by 57.0% from last year's ₱4.22 billion which is due to deferred tax effects of unrealized foreign exchange gain and mark-to-market gain of our financial instruments.

Other noncurrent liabilities increased significantly from ₱2.61 billion last year to ₱10.89 billion mainly due to higher level of accrued project cost of the telecoms business.

Stockholders' equity, excluding minority interest, stood at ₱76.77 billion as of December 31, 2007 from ₱69.55 billion.

2006 vs 2005

Consolidated total assets grew by 11% to ₱220.4 billion. Capital Expenditures grew by 13% to almost ₱28 billion in 2006, from ₱24.4 billion in 2005, because of the re-fleeting exercise of the airline, the continued roll-out of the mobile network of Digitel, the expansion of the beverage manufacturing assets of URC, and the continuing build-out of the high rise and commercial center projects of RLC. Cash and cash equivalents increased to ₱24.8 billion, from the proceeds of the follow-on offerings of URC and RLC. Current assets amounted to ₱82.3 billion while current liabilities reached ₱57.7 billion, for a current ratio of 1.43:1. Total financial debt amounted to ₱86.5 billion in 2006, slightly lower from ₱87.9 billion in 2005. Additional borrowing was offset by the lower translated level of our dollar-denominated debt as the peso strengthened. Net debt stood at ₱44.8 billion, bringing our net debt to equity ratio to 0.49:1 from 0.74:1 at the beginning of the year. Our gearing ratio for the year is 0.96:1, well within our financial covenant of 1.5:1.

Cash & cash equivalents increased significantly to ₱24.83 billion as of December 31, 2006, from last year's ₱5.46 billion. Such increase was a result of proceeds from follow-on offerings of certain subsidiaries. Investments in bonds and other securities, classified as financial assets at fair value through profit and loss, available for sale investments and held-to-maturity investments with the adoption in 2005 of PAS 39, dropped by 18.9% with the sale of debt securities.

Cash from operating activities amounted to ₱24.36 billion and cash from financing activities amounted to ₱3.25 billion. Cash was principally used for the capital expenditure program of the Company's operating subsidiaries and to service debt maturity. The Company does not expect any liquidity problems that may arise in the near future.

Receivables dropped to ₱14.53 billion as of December 31, 2006 from last year's ₱19.60 billion due to lower receivables from related parties.

Inventories decreased by 13.4% from ₱10.34 billion as of December 31, 2005 to ₱8.95 billion as of December 31, 2006 mainly due to cessation of operation of textile business. Inventories of textile business last year amounted to ₱1.43 billion, this year, its net realizable value amounted to ₱1.1 billion, which is being presented under assets for disposal group classified as held for sale.

Other current assets decreased by 15.2% from last year's ₱3.80 billion to ₱3.22 billion due to drop in advances to suppliers of the airline business.

Assets of disposal group classified as held for sale pertains to total assets of the textile and printing businesses which ceased operation during the year.

Investments in associates and joint ventures increased by 10.6% from ₱17.11 billion to ₱18.91 billion following the acquisition of additional shares in UIC, Ltd., which increased our stake from 30% to 32% in 2006.

Investment properties rose by 9% from ₱18.63 billion as of December 31, 2005 to ₱20.30 billion as of December 31, 2006 due to acquisition of land for future development of the real estate business of the Company.

Property, plant and equipment increased 14% from ₱81.42 billion to ₱92.81 billion attributed mainly to the re-fleeting program of air transportation business, on-going expansion of the facilities of our cellular telecommunications business, and the expansion of our branded consumer foods business.

Goodwill and intangibles dropped significantly to ₱959.73 million this year, from ₱2.05 billion last year due to recognition of impairment losses of goodwill in URC-China amounting to ₱240 million and JGSPC's technology license amounting to ₱278.4 million.

Other noncurrent assets decreased by 31.6% from ₱5.54 billion in 2005 to ₱3.79 billion in 2006 due to reclassification of certain security deposits to property and equipment account.

Accounts payable and accrued expenses grew by 26.2% from ₱25.45 billion as of December 31, 2005 to ₱32.10 billion as of December 31, 2006 mainly due to an increase in deposit liabilities of RSB which totaled ₱13.6 billion in 2006 versus ₱7.0 billion in 2005.

Short-term debt declined by 23.3% from ₱19.09 billion as of December 31, 2005 to ₱14.64 billion as of December 31, 2006 due to settlement of short-term borrowings of certain offshore subsidiaries.

Other current liabilities dropped 43% from last year's ₱7.05 billion to ₱4.01 billion this year as the Company settled some of its obligations.

Long-term debt, including current portion, went up by 4.5% from ₱66.72 billion as of December 31, 2005 to ₱69.74 billion as of December 31, 2006 because of additional borrowings under an Export Credit Agency guaranteed aircraft facility of Cebu Air related with their refleeting program, and the issuance of a US$ 300 million 8% bond in January 2006, through one of our offshore finance subsidiaries. This was offset by settlement of some long-term debt by some of our subsidiaries.

Deferred income tax liabilities rose to ₱4.22 billion, up by 98% from last year's ₱2.13 billion which is due to deferred tax effects of unrealized foreign exchange gain and mark-to-market gain of our financial instruments.

Other noncurrent liabilities dropped significantly by 52% from ₱4.04 billion last year to ₱1.96 billion due to decrease in accrued project cost of the telecoms.

Minority interest in consolidated subsidiaries increased significantly from ₱7.79 billion as of December 31, 2005 to ₱20.94 billion as of December 31, 2006 due to the Company's reduction in equity interest in URC from 86% to 59% and RLC from 90% to 60%.

Stockholders' equity, excluding minority interest, stood at ₱69.55 billion as of December 31, 2006 from ₱63.85 billion.

KEY FINANCIAL INDICATORS

The Company sets certain performance measures to gauge its operating performance periodically and to assess its overall state of corporate health. Listed below are the major performance measures, which the Company has identified as reliable performance indicators.

Analyses are employed by comparisons and measurements on a consolidated basis based on the financial data as of December 31, 2008, 2007 and 2006.

Key Financial Indicators	2008	2007	2006
Revenues	P99.87 Billion	P77.37 Billion	P66.62 Billion
EBIT	P5.32 Billion	P18.94 Billion	P14.07 Billion
EBITDA	P15.15 Billion	P30.29 Billion	P22.47 Billion
Core EBITDA	P25.22 Billion	P21.12 Billion	P16.72 Billion
Current ratio	1.01	1.08	1.43
Gearing ratio	1.12	0.83	0.96
Net debt to equity ratio	0.93	0.51	0.49
Book value per share	10.73	11.30	10.23

The manner in which the Company calculates the above key performance indicators is as follows:

Key Financial Indicators		
Revenues	=	Total of sales and services, interest and investment income, equity in net earnings and other income
EBIT	=	Earnings before interest expense and taxes computed as net income before nonrecurring items add provision for income tax and financing costs.
EBITDA	=	Earnings before interest, taxes and depreciation and amortization computed as net income before nonrecurring items add (deduct) provision for income tax, financing costs and depreciation and amortization.
Core EBITDA	=	EBITDA excluding foreign exchange and market valuation gains and (losses).
Current ratio	=	Total current assets over current liabilities
Gearing ratio	=	Total Financial Debt over Stockholders' Equity and Minority Interest.
Net debt to equity ratio	=	Total Financial Debt less Cash including Financial Assets at FVPL and AFS investments (excluding RSB Cash and AFS investments) over Stockholders' Equity and Minority Interest.
Book value per share	=	Stockholders' Equity over outstanding no. of common shares as of year-end

Current assets amounted to ₱67.38 billion while current liabilities reached ₱66.50 billion, for a current ratio of 1.02:1. The drop in current ratio is due to the classification of the Cumulative Redeemable Preferred Shares maturing in 2009 as current obligations. The Company and the Group as a whole, do not expect any liquidity problems that may arise in the near future.

Total financial debt amounted to ₱104.18 billion in 2008, higher than last year's ₱82.33 billion. Additional borrowing and peso depreciation contributed to this increase, bringing our gearing ratio down to a more comfortable level of 1.12:1, well within the financial covenant of 1.5:1. Net debt stood at ₱86.24 billion, bringing our net debt to equity ratio to 0.93:1.

As of December 31, 2008, the Company has already effected in its consolidated financial statements, the additional market valuation losses on the financial assets of certain of its subsidiary (URC), reported in its 1st Quarter 2009. This is in line with the Philippine SEC rule on consolidated financial statement, that if the reporting date of a subsidiary is different from that of the parent, adjustments shall be made for the effects of significant transactions or events that occur between that date and the date of the parent financial statements. Other than this, the Company is not aware of any events and uncertainties that would have a material impact on the Company's revenues and net income and future operations.

The Company, in the normal course of business, makes various commitments and has certain contingent liabilities that are not reflected in the accompanying consolidated financial statements. The commitments and contingent liabilities include various guarantees, commitments to extend credit, standby letters of credit for the purchase of equipment, tax assessments and bank guarantees through its subsidiary bank. The Company does not anticipate any material losses as a result of these transactions.

PROSPECTS FOR NEXT YEAR

The year 2009 poses a greater challenge for the Company and the Group as a whole, with the continuing worldwide recession having its effect on Philippine economy, rising commodity prices and increasing unemployment rate. However, the Company is taking on these challenges with a positive outlook and possibly come up with an even more substantial revenue and earnings growth by pursuing the following principal strategies: a) strenghten the Group's strategic positions in the foods, agro-industrial and commodity food products, air transportation, property development and hotel management, and telecommunications businesses by capitalizing on the Group's culture, financial resources, successful track record in introducing innovative products services that create value for our customers, and the strong brands maintained through effective advertising and marketing initiatives; b) maintain a diversified portfolio of businesses with large and growing markets where the Group has sustainable competitive advantage, while looking for opportunities for new businesses, and; c) retain a focus on the Philippines as its core market while looking for opportunities to develop the Group's foods, agro-industrial and commodity food products, air transportation, property development and hotel management businesses in the ASEAN region and PRC.

DISCLOSURE OF EFFECTS OF PESO DEPRECIATION AND OTHER CURRENT EVENTS

Refer to Management Discussion and Analysis on pages 37-59 of this report and Note 4 of the Consolidated Financial Statements.

Item 8. Financial Statements

The Consolidated financial statements are filed as part of this report.

Item 9. Information on Independent Accountant and other Related Matters

A. External Audit Fees and Services

Audit and Audit - Related Fees

The following table sets out the aggregate fees billed to the Company for each of the last three (3) years for professional services rendered by SyCip, Gorres Velayo & Co.,

	2008	2007	2006
Audit and Audit-Related Fees			
Fees for services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements	₱1,309,125	₱1,309,125	₱1,168,861
Professional Fees for due diligence review for bond offering	4,638,500	4,250,000	-
Tax Fees	None	None	None
All Other Fees	None	None	None
Total	**₱5,947,625**	**₱5,559,125**	**₱1,168,861**

No other service was provided by external auditors to the Company for the calendar years 2008, 2007 and 2006.

The audit committee's approval policies and procedures for the services rendered by the external auditors

The Corporate Governance Manual of the Company provides that the audit committee shall, among others:

1. Evaluate all significant issues reported by the external auditors relating to the adequacy, efficiency and effectiveness of policies, controls, processes and activities of the Company.

2. Ensure that other non-audit work provided by the external auditors is not in conflict with their functions as external auditors.

3. Ensure the compliance of the Company with acceptable auditing and accounting standards and regulations.

B. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

NONE.

PART III - CONTROL AND COMPENSATION INFORMATION

Item 10. Directors and Executive Officers of the Registrant

DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The names and ages of directors and executive officers of the Company are as follow:

1. DIRECTORS

Director, Chairman Emeritus	John Gokongwei, Jr.	82	Filipino
Director, Chairman and Chief Executive Officer	James L. Go	69	Filipino
Director, President and Chief Operating Officer	Lance Y. Gokongwei	42	Filipino
Director, Senior Vice President	Ignacio O. Gotao	80	Filipino
Director	Johnson Robert G. Go Jr.	43	Filipino
Director	Lily G. Ngochua	77	Filipino
Director	Patrick Henry C. Go	38	Filipino
Director	Gabriel C. Singson	79	Filipino
Director	Ricardo J. Romulo	75	Filipino
Director (Independent)	Cornelio T. Peralta	75	Filipino
Director(Independent)	Jose T. Pardo	69	Filipino

2. MEMBERS OF ADVISORY BOARD

Member of Advisory Board	Aloysius B. Colayco	58	Filipino
Member of Advisory Board	Washington Z. SyCip	87	Filipino

3. EXECUTIVE OFFICERS

Senior Vice President/Chief Financial Officer- Treasurer	Eugenie ML. Villena	60	Filipino

Senior Vice President - Corporate Controller	Constante T. Santos	60	Filipino
Senior Vice President - Corporate Planning	Bach Johann M. Sebastian	47	Filipino
Senior Vice President - Corporate Human Resource	Nicasio L. Lim	52	Filipino
Assistant Treasurer	Chona R. Ferrer	52	Filipino
Corporate Secretary	Rosalinda F. Rivera	38	Filipino

All of the above directors and officers have served their respective offices since July 30, 2008 except Ms. Chona R. Ferrer who was appointed as Assistant Treasurer of the Company effective September 15, 2008.

Messrs. Cornelio T. Peralta and Jose T. Pardo are the "Independent Directors" of the Company as defined under SRC Rule 38.1.

The directors of the Company are elected at the annual stockholders' meeting to hold office until the next succeeding annual meeting and until their respective successors have been elected and qualified.

Officers are appointed or elected annually by the Board of Directors. Appointed or elected officers are to hold office until a successor shall have been elected, appointed or shall have qualified.

Directors

A brief description of the directors' and executive officers' business experience and other directorships held in other reporting companies are provided as follows:

1. **John L. Gokongwei, Jr.**, 82, is the founder and Chairman Emeritus of JG Summit Holdings, Inc. (JGSHI). He continues to be a member of the Board of Directors of JGSHI and certain of its subsidiaries. He also continues to be a member of the Executive Committee of JGSHI and is Chairman Emeritus of certain of its subsidiaries. He is currently the Chairman of the Gokongwei Brothers Foundation, Inc. (GBFI); Deputy Chairman and Director of United Industrial Corporation, Ltd. (UIC) and Singapore Land, Limited (Singland), and a director of JG Summit Capital Markets Corporation (JGSCMC), Digital Telecommunications, Phils. Inc. (DIGITEL), Oriental Petroleum and Minerals Corporation (OPMC), First Private Power Corporation and Bauang Private Power Corporation. He is also a non-executive director of A. Soriano Corporation. Mr. Gokongwei received a Masters degree in Business Administration from De La Salle University and attended the Advanced Management Program at Harvard Business School.

2. **James L. Go,** 69, is the Chairman and Chief Executive Officer of JGSHI. He had been President and Chief Operating Officer of JGSHI and was elected to his current position effective January 1, 2002. As Chairman and Chief Executive Officer, he heads the Executive Committee of JGSHI. He is currently the Chairman and Chief Executive Officer of Universal Robina Corporation (URC), Robinsons Land Corporation (RLC), JG Summit Petrochemical Corporation (JGSPC), CFC Corporation (CFC), Robinsons, Inc. and OPMC. In addition, he is the President and a Trustee of the GBFI and the Vice Chairman, President and Chief

Executive Officer of DIGITEL. He is also a director of First Private Power Corporation, Bauang Private Power Corporation, Cebu Air, Inc., Panay Electric Co., UIC, Singland, Marina Center Holdings, Inc. and JGSCMC. He received a Bachelor of Science and a Master of Science in Chemical Engineering from Massachusetts Institute of Technology. He is the brother of Mr. John Gokongwei, Jr.

3. **Lance Y. Gokongwei,** 42, is the President and Chief Operating Officer of JGSHI. He had been Executive Vice President of JGSHI and was elected President and Chief Operating Officer effective January 1, 2002. He is also President and Chief Operating Officer of URC and JGSPC. He is the Vice-Chairman and Deputy Chief Executive Officer of RLC. In addition, he is the President and Chief Executive Officer of Cebu Air, Inc., Chairman of Robinsons Savings Bank (RSB), Vice Chairman of JGSCMC, and a director of DIGITEL, OPMC, UIC and Singland. He is a trustee, secretary and treasurer of the GBFI. He received a Bachelor of Science in Finance and a Bachelor of Science in Applied Science from the University of Pennsylvania. He is the son of Mr. John Gokongwei, Jr.

4. **Ignacio O. Gotao**[1], 80, is a director and Senior Vice President of JGSHI. He is also a director of RLC and CFC. He has been a director of JGSHI since its incorporation in 1990 and was elected Senior Vice President in 1991. He served as Treasurer of CFC in the 1960s. Mr. Gotao attended a collegiate course at the Colegio de San Jose in Cebu City.

5. **Johnson Robert G. Go, Jr.**, 43, was elected director of JGSHI on August 18, 2005. He is currently a director of URC, RLC, RSB and CFC. He is also the President of Robinsons Convenience Stores, Inc. and General Manager of Robinsons Cinemas. He is a trustee of the GBFI. He received a Bachelor of Arts in Interdisciplinary Studies (Liberal Arts) from the Ateneo de Manila University. He is the nephew of Mr. John Gokongwei, Jr.

6. **Lily G. Ngochua,** 77, has been a director of JGSHI since its formation in 1990. She is responsible for overseeing the Company's hotel and agro-industrial business in Cebu. She also supervises the purchasing and treasury departments of the URC Biscuit and Noodle Plants in Cebu and handles the treasury and accounting functions of the retail business in Cebu. She received a Bachelor of Arts degree from Maryknoll College in Quezon City in 1957.

7. **Patrick Henry C. Go,** 38, is a director of JGSHI. He is currently a director and Vice President of URC and the Business Unit General Manager of URC Packaging Division. In addition, he is a director of RLC, CFC, RSB and JGSPC where he is also Business Unit General Manager. He is also a trustee of the GBFI. He received a Bachelor of Science degree in Management from the Ateneo de Manila University and attended a General Manager Program from Harvard Business School. Mr. Patrick Henry C. Go is the nephew of Mr. John Gokongwei, Jr.

8. **Gabriel C. Singson**, 79, has been a director and Senior Adviser of JGSHI since 1999. He is the Chairman of the Board of Directors and President of JG Summit Capital Markets Corporation, director of United Industrial Corporation, Ltd. of Singapore, Multinational Finance Group Ltd., Summit Forex Brokers Corporation, Summit Point Corporation, and a trustee of the Gokongwei Brothers Foundation, Inc. and of the Tan Yan Kee Foundation.

---

[1] Mr. Ignacio O. Gotao has retired as a director and Senior Vice President of JGSHI as of February 20, 2009.

He is also the Chairman of Great Pacific Life Insurance. He was former Governor of the Bangko Sentral ng Pilipinas (1993-1999) and President of the Philippine National Bank (1992-1993). He obtained his LL.B degree, cum laude, from the Ateneo Law School and received his Master of Laws from the University of Michigan Law School as a Dewitt Fellow and Fulbright scholar.

9. **Ricardo J. Romulo,** 75, was elected director of JGSHI on July 26, 2000. He is the Chairman of Cebu Air, Inc., Digital Telecommunications Phils., Inc., Federal Phoenix Assurance Company, Inc., and InterPhil Laboratories, Inc. He is a Senior Partner in Romulo, Mabanta, Buenaventura, Sayoc & De Los Angeles Law Office. He is a director of SM Development Corporation, Philippine American Life and General Insurance Company, Planters Development Bank and Zuellig Pharma Corporation. He received his Bachelor of Laws degree from Georgetown University and Doctor of Laws degree from Harvard Law School.

10. **Cornelio T. Peralta,** 75, was elected director of JGSHI on July 26, 2000. He is a director of Philippine Stock Exchange, University of the East, UERM Medical Center, Inc., Makati Commercial Estate Association, Inc., Securities Clearing Corporation of the Philippines, Wan Hai Lines, Inc., Philippine Dealing System and Grow Holdings Phils. Inc., where he is one of the incorporators. He is also appointed Chairman of the Management Committee of Pacific East Asia Cargo Airlines, Inc. and ZIPP Cargo Corporation. He was formerly Chairman, CEO and President of Kimberly Clark Philippines, Inc. (1971 – 1998) and former President of P. T. Kimsari Paper Indonesia (1985 – 1998). He finished Bachelor of Arts, cum laude, and Bachelor of Laws degrees from the University of the Philippines and took up Advanced Management Program at Harvard Graduate School of Business.

11. **Jose T. Pardo,** 69, was elected director of JGSHI on August 6, 2003. He is presently the Chairman of Philippine Savings Bank, Associated Broadcast Corporation (ABC 5), Asian Holdings Corporation, and Electronic Commerce Payment Networks, Inc. (ECPay). He is also a director of Bank of Commerce, San Miguel Pure Foods Co., Inc., Mabuhay Philippine Satellite Corporation and Bank of Commerce Investment Corporation. In addition, he is a director of Radio Veritas Global Broadcasting System, Inc. He also held positions in government as former Secretary of the Department of Finance and former Secretary of the Department of Trade and Industry. He obtained his Bachelor of Science in Commerce, Major in Accounting and his Masters Degree in Business Administration from the De La Salle University.

Members of Advisory Board

1. **Aloysius B. Colayco**, 58, was appointed to the advisory board of JG Summit Holdings Inc. in August 2001 and is presently the Country Chairman for the Jardine Matheson Group in the Philippines. He is also the Managing Director of Argosy Partners, a private equity firm. He is the Chairman of Republic Cement and Colliers Philippines. Previously, Mr. Colayco was the president of AIG Investment Corporation in New York, the AIG subsidiary responsible for managing the Group's investment portfolios outside the US (primarily Europe, Asia, Latin America, the Middle East and Africa).

2. **Washington Z. Sycip**, 87, was appointed to the advisory board of JG Summit Holdings, Inc. in August 2001 and is the founder of The SGV Group, a firm of auditors and management consultants. He is also Chairman Emeritus of the Board of Trustees and Board of Governors of the Asian Institute of Management, member of Board of Overseers, Columbia University's School of Business, member of the International Advisory Board of American International Group and Council on Foreign Relations, Counsellor of the

Conference Board and Chairman of the Asia Pacific Advisory Committee of the New York Stock Exchange (1997-2004). Among his awards are the Management Man of the Year given by the Management Association of the Philippines, Ramon Magsaysay Award for International Understanding, Office's Cross of the Order of Merit given by the Federal Republic of Germany and Philippine Legion of Honor, degree of Commander conferred by the Philippine Government.

Executive Officers

1. **Eugenie ML Villena,** is Senior Vice President and Chief Financial Officer-Treasurer of JGSHI where she is responsible for finance and treasury operations. She is also Senior Vice President–Chief Financial Officer of URC. Prior to joining the Company, she worked for Bancom Development Corporation, Philippine Pacific Capital Corporation and Pacific Basin Securities, Co., Inc. She is a member of the Financial Executives Institute of the Philippines. She received her Bachelor of Science in Business Administration and Masters in Business Administration degrees from the University of the Philippines.

2. **Constante T. Santos,** 60, is Senior Vice President - Corporate Controller of JGSHI. He is also Senior Vice President - Corporate Controller of URC and RLC. Prior to joining the Company, he practiced public accounting with SGV & Co. in the Philippines and Ernst & Whinney in the United States. He is a member of the Philippine Institute of Certified Public Accountants. Mr. Santos obtained his Bachelor of Science in Business Administration from the University of the East and attended the Management Development Program at the Asian Institute of Management.

3. **Bach Johann M. Sebastian,** 47, was appointed Senior Vice President - Corporate Planning of JGSHI on June 28, 2007. He is also Senior Vice President for Corporate Planning of URC and RLC. Prior to joining the Company in 2002, he was Senior Vice President and Chief Corporate Strategist at PSI Technologies and RFM Corporation. He was also Chief Economist, Director of Policy and Planning Group at the Department of Trade and Industry. He received a Bachelor of Arts in Economics from the University of the Philippines and his Master in Business Management degree from the Asian Institute of Management.

4. **Nicasio L. Lim,** 52, was appointed Senior Vice President - Corporate Human Resources of JGSHI on March 1, 2008. He is a top human resource executive with more than 30 years solid training and experience in the Philippines and abroad in all aspects of Human Resources management. Prior his current role, he joined JGSHI in May 2004 as Director, Human Resources of URC. In that role, he managed HR functions for the whole URC group comprising of several businesses: Branded Consumer Foods, Agro-Industrial, Flour, Sugar, Packaging, CFC Flexible and Hot Loops. He established his credibility as an HR practitioner in his 20-year stint with San Miguel Corporation (SMC) which culminated his appointment as Vice President, HR & Communication, Beer Division for Philippines and International. After SMC, he joined multinational Kraft Foods International where he stayed for 4 years. In Kraft, he led the review, development and installation of various HR systems and processes throughout the Southeast Asia region. He holds a Bachelor of Science Degree in Business Administration at the De La Salle University, Manila and completed the Human Resource Executive Program at the University of Michigan, USA in 1989. In 2007, the People Management Association of the Philippines (PMAP) conferred him the highest honor a Filipino HR practitioner can receive, the People Manager of the Year Award.

5. **Chona R. Ferrer,** 52, was appointed Assistant Treasurer on September 15, 2008. She is also the First Vice President for Corporate Treasury of Universal Robina Corporation, Treasurer for Outreach Home Development Corporation and Director of Consolidated Global Imports, Inc. Prior to joining the Company in 1983, she was Assistant Treasurer of Guevent

Industrial Development Corporation. She received a Bachelor of Science in Business Administration from the University of the Philippines.

6. **Rosalinda F. Rivera**, 38, was appointed Corporate Secretary of JGSHI on August 6, 2003 and had been Assistant Corporate Secretary since May 2002. She is also the Corporate Secretary of URC, RLC, Cebu Air, Inc., JGSPC, CFC Corporation and JG Cement Corporation. Prior to joining the Company, she was a Senior Associate in Puno and Puno Law Offices. She received a degree of Juris Doctor from the Ateneo de Manila University School of Law and a Masters of Law in International Banking from the Boston University School of Law. She was admitted to the Philippine Bar in 1995.

SIGNIFICANT EMPLOYEE

There are no persons who are not executive officers of the Company who are expected to make a significant contribution to the business.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS WHICH OCCURRED DURING THE PAST FIVE YEARS.

None.

FAMILY RELATIONSHIPS

1. Mr. James L. Go is the brother of John L. Gokongwei, Jr.
2. Ms. Lily G. Ngochua is the sister of John L. Gokongwei, Jr.
3. Mr. Lance Y. Gokongwei is the son of John L. Gokongwei, Jr.
4. Mr. Patrick Henry C. Go is the nephew of John L. Gokongwei, Jr.
5. Mr. Johnson Robert G. Go, Jr. is the nephew of John L. Gokongwei, Jr

Item 11. Executive Compensation

The aggregate compensation of executive officers and directors of the Company for the last 2 years and projected for the ensuing year (2009) are as follows:

	ACTUAL				
	Salary	Bonus	Others	**2008 Total**	2007
A. CEO and Five (5) most highly compensated Executive officer	₱51,464,725	₱800,000	₱80,000	₱52,344,725	₱48,531,191
All directors and executive officers as a group unnamed	₱127,682,263	₱2,300,000	₱220,000	₱130,202,264	₱119,360,693

	PROJECTED 2009			
	Salary	Bonus	Others	Total
A. CEO and Five (5) most highly compensated Executive officer	₱55,076,866	₱800,000	₱110,000	₱55,986,866
All directors and executive officers as a group unnamed	₱129,979,793	₱2,100,000	₱260,000	₱132,339,793

The following are the five (5) highest compensated directors/or executive officers of the Company; 1. Chairman Emeritus- John Gokongwei, Jr.; 2. Director, Chairman and CEO – James L. Go; 3. Director, President and COO– Lance Y. Gokongwei; 4. Director - Johnson Robert G. Go Jr.; and 5. Senior Vice President – Ignacio Gotao.

Standard Arrangement

Other than payment of reasonable per diem, there are no standard arrangements pursuant to which directors of the Company are compensated, or are to be compensated, directly or indirectly, for any services rendered provided as a director for the last completed fiscal year and the ensuing year.

Other Arrangements

There are no other arrangements pursuant to which any director of the Company was compensated, or is to be compensated, directly or indirectly, during the Company's last completed fiscal year, and the ensuing year, for any service provided as a director.

Terms and Conditions of any Employment Contract or any Compensatory Plan or Arrangement between the Company and the Executive Officers.

None.

Outstanding Warrants or Options Held by the Company's CEO, the Executive Officers and Directors.

None.

Item 12. Security Ownership of Certain Record and Beneficial Owners and Management

As of December 31, 2008, the Company is not aware of anyone who beneficially owns in excess of 5% of JG Summit's capital stock except as set forth in the table below:

(1) SECURITY OWNERSHIP OF CERTAIN RECORD AND BENEFICIAL OWNERS

Title of Class	Names and addresses of record owners and relationship with the Corporation	Names of beneficial owner and relationship with record owner	Citizenship	No. of Shares Held	% to Total Outstanding
Common	Gokongwei Brothers Foundation, Inc. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder)	Same as record owner (see note 1)	Filipino	1,997,076,451	29.38%
Common	Robinsons Savings Bank – Trust & Investment Group No. 030-46-000001-9 17/F Galleria Corporate Center Edsa Cor. Ortigas Ortigas Ave., Quezon City (stockholder)	Trustee's designated officers (see note 2)	Filipino	1,033,319,225	15.20%
Common	John Gokongwei, Jr. 43/F Robinsons-Equitable Tower ADB Ave. cor. Poveda St. Ortigas Center, Pasig City (stockholder and Chairman Emeritus)	Same as record owner (see note 4)	Filipino	1,009,339,915	14.85%
Common	PCD Nominee Corporation (Filipino) GF MKSE Building 6767 Ayala Ave, Makati City (stockholder)	PCD Participants and their clients (see note 3)	Filipino	864,856,408	12.72%

Notes:

1 Gokongwei Brothers Foundation, Inc. (the "Foundation") is a non-stock, non-profit corporation organized by the irrevocable donation by the incorporators, who are also Trustees of the Foundation, of JG Summit Holdings, Inc. shares. Under the Articles of Incorporation and By-Laws of the Foundation, except for salaries of employees and honoraria of consultants and similar expenses for actual services rendered to the Foundation or its projects, no part of the corpus or its income and increments shall benefit or be used for the private gain of any member, trustee, officer or any juridical or natural person whatsoever. The Chairman of the Board of Trustees shall exercise exclusive power and authority to represent and vote for any shares of stock owned by the Foundation in other corporate entities. The incumbent Chairman of the Board of Trustees of the Foundation is Mr. John L. Gokongwei, Jr.

2 Robinsons Savings Bank – Trust & Investment Group is the trustee of this trust account. The securities are voted by the trustee's designated officers who are not known to the Corporation.

3 PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the registered owner of the shares in the books of the Corporation's transfer agent in the Philippines. The beneficial owners of such shares are PCD Participants, who hold the shares on their behalf, and their clients. PCD is a private Corporation organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transactions in the Philippines. Out of this account, the Hongkong and Shanghai Banking Corporation Limited holds for various trust accounts 618,362,452 shares representing 9.10% of the

Company's outstanding capital stock as of December 24, 2008. The securities are voted by the trustee's designated officers who are not known to the Corporation.

4 Sum of shares in the name of "John Gokongwei, Jr. " and "John Gokongwei, Jr. and/or Lance Gokongwei" and "Robina Gokongwei Pe &/or Elizabeth Gokongwei" for 866,509,465 ; 141,030,450 and 1,800,000 shares, respectively.

(2) SECURITY OWNERSHIP OF MANAGEMENT AS OF DECEMBER 31, 2008:

Title of Class	Names of beneficial owner	Position	Amount and nature of Beneficial Ownership	Citizenship	% to Total Outstanding
A. Named Executive Officers [1]					
Common	1. John L. Gokongwei, Jr.	Chairman Emeritus	1,009,339,915[2](D)	Filipino	14.85%
Common	2. James L. Go	Director, Chairman and CEO	216,679,656(D)	Filipino	3.19%
Common	3. Lance Y. Gokongwei	Director, President and COO	235,513,855[3](D)	Filipino	3.46%
Common	4. Johnson Robert G. Go, Jr.	Director	1(D)	Filipino	*
Common	5. Ignacio O. Gotao	Director, SVP	29,882,114(D)	Filipino	0.44%
	Sub-Total		1,491,415,541		21.94%
B. Other Directors and Executive Officers and Nominees					
Common	6. Lily G. Ngochua	Director	74,591,775(D)	Filipino	1.10%
Common	7. Patrick Henry C. Go	Director	93,500(D)	Filipino	*
Common	8. Gabriel C. Singson	Director	1(D)	Filipino	*
Common	9. Ricardo J. Romulo	Director	1(D)	Filipino	*
Common	10. Cornelio T. Peralta	Director (Independent)	11,000(D)	Filipino	*
Common	10. Jose T. Pardo	Director (Independent)	1(D)	Filipino	*
	Sub-Total		74,696,278		1.10%
C. All directors, executive officers & nominees as a group unnamed			1,566,111,819		23.04%

Notes:

D - Direct

1 As defined under Part IV (B) (1) (b) of SRC Rule 12, the "named executive officers" to be listed refer to the Chief Executive Officer and those that are the four (4) most highly compensated executive officers as of December 31, 2008.

2 Sum of shares in the name of "John Gokongwei, Jr.", "John Gokongwei, Jr. and/or Lance Gokongwei" and "Robina Gokongwei Pe &/or Elizabeth Gokongwei" for 866,509,465; 141,030,450 and 1,800,000 shares, respectively.

3 Sum of shares in the name of "Lance Gokongwei. " and "Lance Y. Gokongwei &/or Elizabeth Gokongwei" for 668,575 and 234,845,280 shares, respectively.

* Less than 0.01%.

The other Executive Officers of the Company have no beneficial ownership over any shares of the Company as of December 31, 2008, namely:

1. Eugenie ML Villena - Senior Vice President and Chief Financial Officer – Treasurer
2. Constante T. Santos - Senior Vice President - Corporate Controller
3. Bach Johann M. Sebastian - Senior Vice President - Corporate Planning
4. Nicasio L. Lim – Senior Vice President – Corporate Human Resources
5. Chona R. Ferrer – Assistant Treasurer
6. Rosalinda F. Rivera - Corporate Secretary

(3) VOTING TRUST HOLDERS OF 5% OR MORE

As of December 31, 2008, there are no persons holding more than 5% of a class under a voting trust or similar agreement.

(4) CHANGES IN CONTROL

None

Item 13. Certain Relationships and Related Transactions

See Note 36 (Related Party Transactions Disclosures) of the Notes to Consolidated Financial Statements.

The Company and its subsidiaries and affiliates, in their regular conduct of business, have engaged in transactions with each other and with other affiliated companies, consisting principally of sales and purchases at market prices and advances made and obtained.

PART IV – CORPORATE GOVERNANCE

Item 14. Corporate Governance

The Company adheres to the principles and practices of good corporate governance, as embodied in its Corporate Governance Manual and pertinent SEC Circulars. Continuous improvement and monitoring have been undertaken to ensure that the Company observes good governance and management practices.

The Board of Directors has approved its Corporate Governance Compliance Evaluation System in late 2003 in order to check and assess the level of compliance of the Company with leading practices on good corporate governance as specified in its Corporate Governance Manual and pertinent SEC Circulars. The System likewise highlights areas for compliance improvement and actions to be taken. One of the system's output is the Annual Corporate Governance Compliance Evaluation Form submitted to the SEC and PSE on or before January 30 of every year starting with calendar year 2003.

Likewise, JG Summit Holdings, Inc. has consistently strived to raise its level of reporting to adopt and implement prescribed Philippine Financial Reporting Standards.

PART V - EXHIBITS AND SCHEDULES

Item 15. Exhibits and Reports on SEC Form 17-C

(a) Exhibits - See accompanying Index to Exhibits

The other exhibits, as indicated in the Index to Exhibits are either not applicable to the Company or require no answer.

(b) Reports on SEC Form 17-C (Current Report)

Following is a list of disclosures filed by JGSHI under SEC Form 17-C for the six month period from July 1, 2008 to December 31, 2008:

Date of Disclosure	Subject Matter
July 30, 2008	Notice of Cash Dividend
July 30, 2008	Election of Members of the Board of Directors
July 30, 2008	Results of the Organizational Meeting of the Board of Directors
August 15, 2008	Disclosure statement on the results of operations of JGSHI for the six-month period ended June 30, 2008
September 10, 2008	Disclosure regarding the sale of shares held in Philex Mining Corporation
September 15, 2008	Issuance of fixed rate notes by JGSHI
September 15, 2008	Appointment of an officer
November 4, 2008	Disclosure regarding change of contact numbers by JGSHI
November 18, 2008	Clarification on the news article entitled "6 banks vie for Philam savings bank"
November 19, 2008	Clarification on the news article entitled "Gokongwei and the ex-central bank chief"

SIGNATURES

Pursuant to the requirements of Section 17 of the Code and Section 141 of the Corporation Code, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of PASIG on APRIL 30, 2009.

By:

JAMES L. GO
Chairman of the Board and
Chief Executive Officer
(acts as Principal Financial Officer)

LANCE Y. GOKONGWEI
President and
Chief Operating Officer

CONSTANTE T. SANTOS
Senior Vice President and
Corporate Controller

ROSALINDA F. RIVERA
Corporate Secretary

SUBSCRIBED AND SWORN to before me this APR 2 4 2009 day of April 2009 affiant(s) exhibiting to me his/their Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
James L. Go	26807752	January 29, 2009	Pasig City
Lance Gokongwei	26807751	January 29, 2009	Pasig City
Constante T. Santos	00295092	February 10, 2009	Pasig City
Rosalinda F. Rivera	00317205	March 3, 2009	Pasig City

ATTY. STEVE G. CUA
Notary Public
NOTARY PUBLIC
PTR- 1172824
ISSUED AT QUEZON CITY
ISSUED ON JANUARY 5, 2009
UNTIL DECEMBER 31, 2009

Doc. No. 181
Book No. 37
Page No. 03
Series of 2009

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

FORM 17-A, Item 7

*** These schedules which are required by part IV (e) of RSC Rule 68, have been omitted because they are either not required, not applicable of the information required to be presented is included in the Company's consolidated financial statements or notes to consolidated financial statements.**

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO. 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

STATEMENT OF MANAGEMENT'S RESPONSIBILITY

Securities and Exchange Commission
SEC Building, EDSA, Greenhills
Mandaluyong City

The management of JG Summit Holdings, Inc. and Subsidiaries is responsible for all information and representations contained in the consolidated financial statements as of December 31, 2008 and 2007. The consolidated financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, the management maintains a system of accounting and reporting which provides for the necessary internal control to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the Company's audit committee and to its external auditors: (i) all significant deficiencies in the design or operation of internal controls that could adversely affects its ability to record, process, and record financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the consolidated financial statements before such statements are approved and submitted to the stockholders of the Company.

Sycip, Gorres, Velayo and Co., the independent auditors appointed by the stockholders, have examined the consolidated financial statements of the Company and its subsidiaries in accordance with generally accepted auditing standards in the Philippines and have expressed their opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

James L. Go	**Lance Y. Gokongwei**	**Constante T. Santos**
Chairman and CEO	*President and COO*	*SVP – Corporate Controller*

Subscribed and Sworn to before me this April APR 2 4 2009, 2009 affiant(s) exhibiting to me his/her Residence Certificates, as follows:

NAMES	CTC NO.	DATE OF ISSUE	PLACE OF ISSUE
James L. Go	26807752	January 29, 2009	Pasig City
Lance Y. Gokongwei	26807751	January 29, 2009	Pasig City
Constante T. Santos	00295092	February 10, 2009	Pasig City

ATTY. STEVE G. CU[illegible]
NOTARY PUBLIC
PTR - [illegible]
ISSUED AT [illegible]
ISSUED ON JANUARY [illegible], 2009
UNTIL DECEMBER 31, 2009

Doc. No. 179
Book No. 31
Page No. 03
Series of 2009

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines
Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph
BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-1

INDEPENDENT AUDITORS' REPORT

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited the accompanying consolidated financial statements of JG Summit Holdings, Inc. and Subsidiaries, which comprise the consolidated balance sheets as at December 31, 2008 and 2007, and the consolidated statements of income, consolidated statements of changes in equity and consolidated statements of cash flows for each of the three years in the period ended December 31, 2008, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with Philippine Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Philippine Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of JG Summit Holdings, Inc. and Subsidiaries as of December 31, 2008 and 2007, and their financial performance and their cash flows for each of the three years in the period ended December 31, 2008 in accordance with Philippine Financial Reporting Standards.

SYCIP GORRES VELAYO & CO.

Vicky B. Lee-Salas
Partner
CPA Certificate No. 86838
SEC Accreditation No. 0115-AR-1
Tax Identification No. 129-434-735
PTR No. 1566436, January 5, 2009, Makati City

April 15, 2009

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31	
	2008	2007 (As restated - Note 41)
ASSETS		
Current Assets		
Cash and cash equivalents (Note 7)	**₱7,742,096,134**	₱13,286,433,660
Derivative financial instruments (Note 8)	**1,138,164,659**	3,303,006,306
Financial assets at fair value through profit or loss (Note 9)	**6,033,611,355**	19,240,698,816
Available-for-sale investments (Note 10)	**8,665,394,821**	4,734,603,262
Receivables - current portion (Notes 11, 31 and 36)	**21,580,596,806**	16,942,041,183
Inventories (Notes 12, 23 and 31)	**11,851,296,915**	10,305,705,479
Biological assets - current portion (Note 18)	**1,052,544,395**	777,106,454
Other current assets (Note 13)	**9,115,653,205**	5,808,103,979
	67,179,358,290	74,397,699,139
Assets of disposal group classified as held for sale (Note 40)	**197,416,861**	791,630,235
Total Current Assets	**67,376,775,151**	75,189,329,374
Noncurrent Assets		
Held-to-maturity investments (Note 14)	**512,769,748**	261,139,262
Investments in associates and joint ventures (Note 15)	**25,145,714,203**	18,875,832,016
Property, plant and equipment (Notes 17, 23 and 31)	**121,915,401,869**	105,498,161,895
Investment properties (Note 16)	**27,689,329,277**	24,045,776,100
Goodwill (Note 31)	**890,375,020**	872,795,433
Biological assets - net of current portion (Note 18)	**390,715,347**	273,462,319
Intangible assets (Note 19)	**871,090,222**	392,393,888
Other noncurrent assets (Notes 11, 20 and 33)	**6,445,316,715**	4,466,467,767
Total Noncurrent Assets	**183,860,712,401**	154,686,028,680
	₱251,237,487,552	₱229,875,358,054
LIABILITIES AND EQUITY		
Current Liabilities		
Short-term debt (Note 23)	**₱25,136,598,372**	₱17,467,076,999
Accounts payable and accrued expenses (Notes 21 and 36)	**27,309,388,384**	24,710,043,845
Derivative financial instruments (Note 8)	**2,091,010,183**	978,161,144
Income tax payable	**293,005,102**	308,458,844
Other current liabilities (Note 22)	**4,636,811,325**	4,832,962,506
Current portion of long-term debt (Note 23)	**4,914,812,758**	21,443,502,972
Cumulative redeemable preferred shares (Note 24)	**2,107,818,750**	-
	66,489,444,874	69,740,206,310
Liabilities directly associated with assets classified as held for sale (Note 40)	**8,727,389**	23,432,307
Total Current Liabilities	**66,498,172,263**	69,763,638,617

(Forward)

	December 31	
	2008	2007 (As restated - Note 41)
Noncurrent Liabilities		
Long-term debt - net of current portion (Note 23)	**₱72,024,713,333**	₱41,309,216,318
Cumulative redeemable preferred shares (Note 24)	**–**	2,107,818,750
Deferred tax liabilities (Note 34)	**4,990,340,268**	6,418,776,281
Other noncurrent liabilities (Notes 25 and 33)	**15,062,121,294**	10,890,422,473
Total Noncurrent Liabilities	**92,077,174,895**	60,726,233,822
Total Liabilities	**158,575,347,158**	130,489,872,439
Equity (Note 26)		
Equity attributable to equity holders of the Parent Company:		
Paid-up capital	**12,856,988,094**	12,856,988,094
Retained earnings	**64,646,857,852**	65,546,119,210
Other reserves	**(3,870,347,260)**	(906,816,824)
Treasury shares	**(721,848,289)**	(721,848,289)
	72,911,650,397	76,774,442,191
Minority interest	**19,750,489,997**	22,611,043,424
Total Equity	**92,662,140,394**	99,385,485,615
	₱251,237,487,552	₱229,875,358,054

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31		
	2008	2007	2006
REVENUE			
Sale of goods and services:			
Foods	**₱45,454,500,015**	₱37,720,260,615	₱35,183,814,854
Air transportation	**19,682,140,058**	15,015,781,716	9,716,893,805
Telecommunications	**11,351,149,841**	8,313,292,759	7,633,563,382
Real estate and hotels (Note 16)	**10,672,746,492**	8,168,277,118	6,544,261,426
Petrochemicals	**9,284,019,956**	5,151,157,476	5,303,742,986
Banking	**1,038,942,792**	1,377,295,873	1,155,756,342
Equity in net earnings of associates and joint ventures (Note 15)	**2,389,830,800**	1,624,158,170	1,080,041,888
	99,873,329,954	77,370,223,727	66,618,074,683
COST OF SALES AND SERVICES (Note 29)	**65,033,651,756**	47,976,654,188	43,012,595,421
GROSS INCOME	**34,839,678,198**	29,393,569,539	23,605,479,262
General and administrative expenses (Notes 30 and 33)	**22,708,399,834**	22,667,244,125	18,227,927,843
Impairment losses and others (Note 31)	**827,124,734**	349,936,901	5,928,135,524
OTHER OPERATING EXPENSES	**23,535,524,568**	23,017,181,026	24,156,063,367
OPERATING INCOME	**11,304,153,630**	6,376,388,513	(550,584,105)
Financing costs and other charges (Note 32)	**(6,033,237,404)**	(6,542,812,238)	(7,173,395,424)
Market valuation gain (loss) on financial assets at fair value through profit or loss (Note 9)	**(3,664,880,243)**	247,396,519	1,226,373,047
Market valuation gain (loss) on derivative financial instruments (Note 8)	**(3,474,278,826)**	1,712,759,453	1,134,762,076
Foreign exchange gain (loss)	**(2,930,519,010)**	7,213,001,815	3,381,895,231
Interest income	**2,514,281,808**	3,328,117,906	4,069,617,665
Gain on sale of investments (Note 27)	**–**	–	6,284,208,812
Gain on dilution of equity interest (Note 27)	**–**	–	2,765,911,144
Others (Note 28)	**1,377,122,100**	2,542,209,872	490,289,404
INCOME (LOSS) BEFORE TAX	**(907,357,945)**	14,877,061,840	11,629,077,850
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 34)	**(321,828,720)**	3,312,037,822	2,812,494,523
INCOME (LOSS) AFTER INCOME TAX FROM CONTINUING OPERATIONS	**(585,529,225)**	11,565,024,018	8,816,583,327
LOSS AFTER INCOME TAX FROM DISCONTINUED OPERATIONS (Note 40)	**–**	(195,184,252)	(119,747,298)
NET INCOME (LOSS)	**(₱585,529,225)**	₱11,369,839,766	₱8,696,836,029

(Forward)

	Years Ended December 31		
	2008	2007	2006
NET INCOME (LOSS) ATTRIBUTABLE TO:			
Equity holders of the Parent Company (Note 35)	**(₱693,666,085)**	₱8,614,002,139	₱6,458,739,129
Minority interest	**108,136,860**	2,755,837,627	2,238,096,900
	(₱585,529,225)	₱11,369,839,766	₱8,696,836,029
EARNINGS (LOSS) PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY (Note 35)			
Basic/diluted earnings (loss) per share	**(₱0.10)**	₱1.27	₱0.95
Basic/diluted earnings (loss) per share from continuing operations	**(₱0.10)**	₱1.30	₱0.97

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Year Ended December 31, 2008

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY													
	Paid-up Capital (Note 26)			Retained Earnings (Note 26)			Other Reserves							
	Capital Stock	Additional Paid-in Capital	Total Paid-up Capital	Unrestricted Retained Earnings	Restricted Retained Earnings	Total Retained Earnings	Cumulative Translation Adjustments	Net Unrealized Gain (Loss) on Available-for-Sale Investments (Note 10)	Net Unrealized Loss on Reserves (Note 8)	Total Other Reserves	Treasury Shares (Note 26)	Total	MINORITY INTEREST (As restated - Note 41)	TOTAL EQUITY
Balance at December 31, 2007, as previously reported	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱57,546,119,210	₱8,000,000,000	₱65,546,119,210	(₱1,617,353,982)	₱710,537,158	₱–	(₱906,816,824)	(₱721,848,289)	₱76,774,442,191	₱22,608,305,866	₱99,382,748,057
Minority interest arising on business combination (Note 41)	–	–	–	–	–	–	–	–	–	–	–	–	2,737,558	2,737,558
Balance at January 1, 2008, as restated	6,895,273,657	5,961,714,437	12,856,988,094	57,546,119,210	8,000,000,000	65,546,119,210	(1,617,353,982)	710,537,158	–	(906,816,824)	(721,848,289)	76,774,442,191	22,611,043,424	99,385,485,615
Adjustments to foreign currency translation	–	–	–	–	–	–	(48,395,452)	–	–	(48,395,452)	–	(48,395,452)	11,956,763	(36,438,689)
Loss on cash flow hedge	–	–	–	–	–	–	–	–	(899,284,256)	(899,284,256)	–	(899,284,256)	–	(899,284,256)
Changes in fair value of available-for-sale investments taken to profit or loss	–	–	–	–	–	–	–	(99,769,988)	33,614,393	(66,155,595)	–	(66,155,595)	–	(66,155,595)
Changes in fair value of available-for-sale investments	–	–	–	–	–	–	–	(1,949,695,133)	–	(1,949,695,133)	–	(1,949,695,133)	(717,804,732)	(2,667,499,865)
Income (loss) recognized directly in equity	–	–	–	–	–	–	(48,395,452)	(2,049,465,121)	(865,669,863)	(2,963,530,436)	–	(2,963,530,436)	(705,847,969)	(3,669,378,405)
Net loss for the year	–	–	–	(693,666,085)	–	(693,666,085)	–	–	–	–	–	(693,666,085)	108,136,860	(585,529,225)
Total income (loss) for the year	–	–	–	(693,666,085)	–	(693,666,085)	(48,395,452)	(2,049,465,121)	(865,669,863)	(2,963,530,436)	–	(3,657,196,521)	(597,711,109)	(4,254,907,630)
Cash dividends (Note 26)	–	–	–	(203,915,750)	–	(203,915,750)	–	–	–	–	–	(203,915,750)	–	(203,915,750)
Cash dividends paid to minority interest	–	–	–	–	–	–	–	–	–	–	–	–	(1,154,401,939)	(1,154,401,939)
Acquisition of minority interest	–	–	–	–	–	–	–	–	–	–	–	–	(1,107,382,344)	(1,107,382,344)
Effect of restatement of Acesfood Network Pte. Ltd. (Note 41)	–	–	–	(1,679,523)	–	(1,679,523)	–	–	–	–	–	(1,679,523)	(1,058,035)	(2,737,558)
Balance at December 31, 2008	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱56,646,857,852	₱8,000,000,000	₱64,646,857,852	(₱1,665,749,434)	(₱1,338,927,963)	(₱865,669,863)	(₱3,870,347,260)	(₱721,848,289)	₱72,911,650,397	₱19,750,489,997	₱92,662,140,394

	For the Year Ended December 31, 2007												
	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY												
	Paid-up Capital (Note 26)			Retained Earnings (Note 26)			Other Reserves						
	Capital Stock	Additional Paid-in Capital	Total Paid-up Capital	Unrestricted Retained Earnings	Restricted Retained Earnings	Total Retained Earnings	Cumulative Translation Adjustments	Net Unrealized Gain on Available-for-Sale Investments (Note 10)	Total Other Reserves	Treasury Shares (Note 26)	Total	MINORITY INTEREST (As restated - Note 41)	TOTAL EQUITY
Balance at January 1, 2007	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱49,136,032,821	₱8,000,000,000	₱57,136,032,821	₱19,673,584	₱260,709,718	₱280,383,302	(₱721,848,289)	₱69,551,555,928	₱20,939,662,481	₱90,491,218,409
Adjustments to foreign currency translation	–	–	–	–	–	–	(1,637,027,566)	–	(1,637,027,566)	–	(1,637,027,566)	–	(1,637,027,566)
Changes in fair value of available-for-sale investments taken to profit or loss	–	–	–	–	–	–	–	(232,046,247)	(232,046,247)	–	(232,046,247)	–	(232,046,247)
Changes in fair value of available-for-sale investments	–	–	–	–	–	–	–	681,873,687	681,873,687	–	681,873,687	–	681,873,687
Income (loss) recognized directly in equity	–	–	–	–	–	–	(1,637,027,566)	449,827,440	(1,187,200,126)	–	(1,187,200,126)	–	(1,187,200,126)
Net income for the year	–	–	–	8,614,002,139	–	8,614,002,139	–	–	–	–	8,614,002,139	2,755,837,627	11,369,839,766
Total income (loss) for the year	–	–	–	8,614,002,139	–	8,614,002,139	(1,637,027,566)	449,827,440	(1,187,200,126)	–	7,426,802,013	2,755,837,627	10,182,639,640
Cash dividends (Note 26)	–	–	–	(203,915,750)	–	(203,915,750)	–	–	–	–	(203,915,750)	–	(203,915,750)
Cash dividends paid to minority interest	–	–	–	–	–	–	–	–	–	–	–	(1,023,229,385)	(1,023,229,385)
Decrease in minority interest	–	–	–	–	–	–	–	–	–	–	–	(63,964,857)	(63,964,857)
Minority interest arising on business combination (Note 41)	–	–	–	–	–	–	–	–	–	–	–	2,737,558	2,737,558
Balance at December 31, 2007	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱57,546,119,210	₱8,000,000,000	₱65,546,119,210	(₱1,617,353,982)	₱710,537,158	(₱906,816,824)	(₱721,848,289)	₱76,774,442,191	₱22,611,043,424	₱99,385,485,615

For the Year Ended December 31, 2006

	ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT COMPANY												
	Paid-up Capital (Note 26)			Retained Earnings (Note 26)			Other Reserves						
	Capital Stock	Additional Paid-in Capital	Total Paid-up Capital	Unrestricted Retained Earnings	Restricted Retained Earnings	Total Retained Earnings	Cumulative Translation Adjustments	Net Unrealized Gain on Available-for-Sale Investments	Total Other Reserves	Treasury Shares (Note 26)	Total	MINORITY INTEREST	TOTAL EQUITY
Balance at January 1, 2006	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱42,881,209,448	₱8,000,000,000	₱50,881,209,448	₱781,355,122	₱51,626,906	₱832,982,028	(₱721,848,289)	₱63,849,331,281	₱7,787,208,225	₱71,636,539,506
Adjustments to foreign currency translation	–	–	–	–	–	–	(761,681,538)	–	(761,681,538)	–	(761,681,538)	–	(761,681,538)
Changes in fair value of available-for-sale investments	–	–	–	–	–	–	–	209,082,812	209,082,812	–	209,082,812	–	209,082,812
Income (loss) recognized directly in equity	–	–	–	–	–	–	(761,681,538)	209,082,812	(552,598,726)	–	(552,598,726)	–	(552,598,726)
Net income for the year	–	–	–	6,458,739,129	–	6,458,739,129	–	–	–	–	6,458,739,129	2,238,096,900	8,696,836,029
Total income (loss) for the year	–	–	–	6,458,739,129	–	6,458,739,129	(761,681,538)	209,082,812	(552,598,726)	–	5,906,140,403	2,238,096,900	8,144,237,303
Cash dividends (Note 26)	–	–	–	(203,915,756)	–	(203,915,756)	–	–	–	–	(203,915,756)	–	(203,915,756)
Cash dividends paid to minority interest	–	–	–	–	–	–	–	–	–	–	–	(783,317,584)	(783,317,584)
Increase in minority interest (Note 27)	–	–	–	–	–	–	–	–	–	–	–	11,697,674,940	11,697,674,940
Balance at December 31, 2006	₱6,895,273,657	₱5,961,714,437	₱12,856,988,094	₱49,136,032,821	₱8,000,000,000	₱57,136,032,821	₱19,673,584	₱260,709,718	₱280,383,302	(₱721,848,289)	₱69,551,555,928	₱20,939,662,481	₱90,491,218,409

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31		
	2008	2007 (As restated - Note 41)	2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Income (loss) before income tax from continuing operations	**(₱907,357,945)**	₱14,877,061,840	₱11,629,077,850
Loss before income tax from discontinued operations (Note 40)	–	(229,247,873)	(146,639,652)
Income (loss) before income tax from continuing operations	**(907,357,945)**	14,647,813,967	11,482,438,198
Adjustments for:			
Depreciation and amortization of:			
Property, plant and equipment (Note 17)	**7,514,794,643**	9,272,836,651	6,745,831,923
Investment properties (Note 16)	**1,331,338,705**	1,216,501,237	1,096,100,165
Deferred subscriber acquisition and retention costs (Note 20)	**890,855,563**	639,376,777	431,447,743
Biological assets (Note 18)	**81,504,856**	85,923,741	73,762,770
Intangibles (Note 19)	**9,874,618**	10,836,750	46,102,054
Market valuation loss (gain) on:			
Financial assets at fair value through profit or loss and available-for-sale investments (Note 9)	**3,664,880,243**	(247,396,519)	(1,226,373,047)
Derivative instruments (Note 8)	**3,474,278,826**	(1,712,759,453)	(1,134,762,076)
Interest expense (Note 32)	**5,714,212,456**	6,223,235,631	6,871,714,691
Interest income	**(2,514,281,808)**	(3,328,117,906)	(4,069,617,665)
Foreign exchange loss (gain)	**2,930,519,010**	(7,213,001,815)	(3,381,895,231)
Equity in net income of associates and joint ventures (Note 15)	**(2,389,830,800)**	(1,624,158,170)	(1,080,041,888)
Inventory obsolescence and market decline (Note 31)	**419,171,122**	62,540,947	106,987,095
Provision for impairment losses on (Note 31):			
Receivables (Note 11)	**396,279,058**	287,395,954	1,671,921,590
Available-for-sale investments	**11,674,554**	–	–
Property, plant and equipment	–	–	3,516,538,157
Intangibles	–	–	278,394,939
Goodwill	–	–	240,688,815
Other noncurrent assets	–	–	113,604,928
Gain arising from changes in fair value less estimated point-of-sale costs of swine stocks (Note 18)	**(280,333,605)**	(276,815,236)	(244,709,188)
Dividends on preferred shares (Note 32)	**253,991,250**	255,818,906	255,402,313
Dividend income (Note 28)	**(140,824,885)**	(129,223,295)	(194,647,816)
Amortization of debt issuance costs	**71,874,048**	83,556,702	83,696,293
Loss on disposal of investment properties (Note 16)	**46,652,923**	58,561,423	42,994,137

(Forward)

	Years Ended December 31		
	2008	2007 (As restated - Note 41)	2006
Loss (gain) on sale of:			
Financial assets at fair value through profit or loss (Note 28)	**₱19,652,106**	(₱321,227,238)	(₱35,686,213)
Property, plant and equipment	**2,693,255**	(5,129,493)	(44,617,952)
Investment in subsidiaries (Note 27)	**–**	–	(6,284,208,812)
Gain on dilution of equity interest (Note 27)	**–**	–	(2,765,911,144)
Operating income before changes in operating accounts	**20,601,618,193**	17,986,569,561	12,595,154,779
Decrease (increase) in the amounts of:			
Derivative financial instruments	**(196,588,140)**	632,049,811	148,962,243
Financial assets at fair value through profit or loss	**2,300,354,528**	3,340,099,108	8,372,516,702
Receivables	**(5,190,305,431)**	(3,264,374,001)	2,207,349,472
Inventories	**2,541,189,709**	902,529,522	1,472,108,564
Other current assets	**(3,172,244,672)**	(2,464,415,851)	401,388,913
Increase (decrease) in the amounts of:			
Accounts payable and accrued expenses	**2,677,280,217**	(4,997,941,978)	5,683,058,500
Other current liabilities	**(196,151,181)**	2,074,341,776	(3,809,865,915)
Net cash generated from operations	**19,365,153,223**	14,208,857,948	27,070,673,258
Interest paid	**(5,806,853,052)**	(6,462,414,298)	(6,801,928,024)
Interest received	**2,810,660,684**	3,430,658,980	4,685,361,383
Income taxes paid	**(827,454,839)**	(810,152,151)	(788,804,941)
Dividends received	**140,824,885**	129,223,295	194,647,816
Net cash provided by operating activities	**15,682,330,901**	10,496,173,774	24,359,949,492
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisitions of:			
Held-to-maturity investments	**(10,217,442)**	(49,464,134)	(29,269,711)
Property, plant and equipment (Note 17)	**(30,685,538,760)**	(22,865,629,900)	(24,905,949,009)
Investment properties (Note 16)	**(2,720,271,035)**	(4,644,493,954)	(2,721,182,557)
Biological assets (Note 18)	**(2,778,922,011)**	(1,841,402,653)	(1,851,497,916)
Proceeds from sale of:			
Property, plant and equipment	**88,822,745**	45,527,762	329,068,897
Investments in subsidiaries (Note 27)	**–**	–	18,643,682,983
Biological assets	**2,585,059,791**	1,798,728,828	1,958,344,410
Decrease (increase) in the amounts of:			
Available-for-sale investments	**9,698,088**	395,561,036	(583,924,700)
Investments in associates and joint ventures (Note 15)	**(4,367,674,300)**	478,070,492	(1,299,597,720)
Goodwill	**(17,579,587)**	(28,247,243)	534,185,799
Intangible assets	**(488,685,536)**	(97,827,946)	(194,740,398)
Other noncurrent assets	**(2,698,506,650)**	(1,410,955,015)	1,309,609,423

(Forward)

	Years Ended December 31		
	2008	2007 (As restated - Note 41)	2006
Dividends received on investments in associates and joint ventures	**₱745,354,210**	₱1,196,260,913	₱572,221,188
Proceeds from maturity of held-to-maturity investments	**3,622,189**	275,619,197	–
Net cash used in investing activities	**(40,334,838,298)**	(26,748,252,617)	(8,239,049,311)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of (Note 23):			
Long-term debt	**33,379,171,927**	8,823,054,455	19,705,950,853
Short-term debt	**21,602,265,637**	13,466,442,348	9,517,898,515
Settlements of (Note 23):			
Long-term debt	**(22,194,758,184)**	(8,685,749,683)	(10,903,680,244)
Short-term debt	**(13,932,744,264)**	(10,643,073,233)	(13,964,533,524)
Increase (decrease) in the amounts of:			
Other noncurrent liabilities	**3,011,422,762**	4,925,042,200	(1,201,361,886)
Minority interests	**(1,108,440,379)**	(61,227,299)	2,104,111,913
Cumulative translation adjustment (Note 42)	**(36,438,689)**	(1,637,027,566)	(761,681,538)
Dividends paid on:			
Common shares (Note 26)	**(203,915,750)**	(203,915,750)	(203,915,756)
Preferred shares (Note 32)	**(253,991,250)**	(255,818,906)	(255,402,313)
Dividends paid to minority interest	**(1,154,401,939)**	(1,023,229,385)	(783,317,584)
Net cash provided by financing activities	**19,108,169,871**	4,704,497,181	3,254,068,436
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(5,544,337,526)**	(11,547,581,662)	19,374,968,617
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**13,286,433,660**	24,834,015,322	5,459,046,705
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 7)	**₱7,742,096,134**	₱13,286,433,660	₱24,834,015,322

See accompanying Notes to Consolidated Financial Statements.

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information

JG Summit Holdings, Inc. (the Parent Company) is incorporated in the Republic of the Philippines. The registered office address of the Parent Company is 43rd Floor Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City.

The Parent Company is the holding company of the JG Summit Group (the Group). The Group has principal business interests in branded consumer foods, agro-industrial and commodity food products, real property development, hotels, banking and financial services, telecommunications, petrochemicals, air transportation and power generation.

The Group conducts business throughout the Philippines, but primarily in and around Metro Manila where it is based. The Group also has branded food businesses in the People's Republic of China and in the Association of Southeast Asian Nations region, and an interest in a property development business in Singapore.

The principal activities of the Group are further described in Note 6, *Segment Information*, to the consolidated financial statements.

The accompanying consolidated financial statements of the Group were authorized for issue by the board of directors (BOD) on April 15, 2009.

2. Summary of Significant Accounting Policies

Basis of Preparation

The accompanying consolidated financial statements of the Group have been prepared on a historical cost basis, except for financial assets at fair value through profit or loss (FVPL), available-for-sale (AFS) investments and derivative financial instruments that have been measured at fair value, and agricultural produce and certain biological assets that have been measured at fair value less estimated point-of-sale costs.

The consolidated financial statements of the Group are presented in Philippine Peso, the functional currency of the Parent Company and its Philippine subsidiaries.

Except for certain consolidated foreign subsidiaries within Universal Robina Corporation (URC) and Subsidiaries Group which are disclosed below, the functional currency of other consolidated foreign subsidiaries is US Dollar.

Subsidiaries	Country of Incorporation	Functional Currency
Universal Robina (Cayman), Limited	Cayman Islands	US Dollar
URC International Co., Ltd. and Subsidiaries		
Hong Kong China Foods Co., Ltd. and Subsidiaries		
Hong Kong China Foods Co., Ltd.	-do-	-do-
URC Hong Kong Company Limited (formerly Hong Kong Peggy Snacks Foods Co., Limited)	Hong Kong	HK Dollar
Advanson International Pte. Ltd.	Singapore	Singapore Dollar
Tianjin Pacific Foods Manufacturing Co., Ltd.	China	Chinese Yuan
Xiamen Tongan Pacific Food Co., Ltd.	-do-	-do-
Shanghai Peggy Foods Co., Ltd.	-do-	-do-
Guanzhou Peggy Foods., Ltd.	-do-	-do-
URC Asean Brands Co., Ltd. and Subsidiaries		
URC Asean Brands Co., Ltd.	Cayman Islands	US Dollar
URC (Thailand) Co., Ltd. (formerly Thai Peggy Foods Co. Ltd.)	Thailand	Thai Baht
URC Foods (Singapore) Pte. Ltd. (formerly Pan Pacific Snacks Pte. Ltd.)	Singapore	Singapore Dollar
Ricellent Sdn. Bhd.	Malaysia	Malaysian Ringgit
URC Snack Foods (Malaysia) Sdn. Bhd. (formerly Pacific World Sdn. Bhd.)	-do-	-do-
URC Vietnam Co., Ltd.	Vietnam	Vietnam Dong
PT URC Indonesia	Indonesia	Indonesian Rupiah
Acesfood Network Pte. Ltd. (Acesfood) and Subsidiaries		
Acesfood Network Pte. Ltd.	Singapore	Singapore Dollar
Acesfood Holdings Pte. Ltd.		
Acesfood Distributor Pte. Ltd.	-do-	-do-
Guangdong Acesfood Industrial Co., Ltd.	China	Chinese Yuan
Shantou SEZ Toyo Food Industries Co. Ltd.	-do-	-do-
Shantou SEZ Shanfu Foods Co. Ltd.	-do-	-do-
URC China Commercial Co., Ltd.	China	Chinese Yuan

Statement of Compliance

The consolidated financial statements of the Group have been prepared in compliance with Philippine Financial Reporting Standards (PFRS).

Basis of Consolidation

The consolidated financial statements include the financial statements of the Parent Company and the following wholly and majority owned subsidiaries:

Subsidiaries	Country of Incorporation	Effective Percentage of Ownership 2008	2007	2006
Food				
URC and Subsidiaries	Philippines*	**61.35**	59.18	59.18
Air Transportation				
CP Air Holdings, Inc. (CPAHI)	-do-	**100.00**	100.00	100.00
Cebu Air, Inc. (CAI)	-do-	**100.00**	100.00	100.00
Telecommunications				
Digital Telecommunications Phils., Inc. (Digitel) and Subsidiaries**	-do-	**49.81**	49.80	49.80
Real Estate and Hotels				
Robinsons Land Corporation (RLC) and Subsidiaries	-do-	**60.01**	60.01	60.01
Adia Development and Management Corporation	-do-	**100.00**	100.00	100.00
Petrochemicals				
JG Summit Petrochemical Corporation (JGSPC)	-do-	**100.00**	100.00	82.28
Banking				
Robinsons Savings Bank Corporation (RSBC)	-do-	**100.00**	100.00	100.00
Supplementary Businesses				
Westpoint Industrial Mills Corporation	-do-	**100.00**	100.00	100.00
Litton Mills, Inc. (LMI)	-do-	**100.00**	100.00	100.00
Express Holdings, Inc. (EHI) and a Subsidiary	-do-	**100.00**	100.00	100.00
Summit Forex Brokers Corporation	-do-	**100.00**	100.00	100.00
JG Summit Capital Services Corp. (JGSCSC) and Subsidiaries	-do-	**100.00**	100.00	100.00
JG Summit Capital Markets Corporation	-do-	**100.00**	100.00	100.00
Summit Point Services Ltd.	-do-	**100.00**	100.00	100.00
Summit Internet Investments, Inc.	-do-	**100.00**	100.00	100.00
JG Summit (Cayman), Ltd. (JGSCL)	Cayman Island	**100.00**	100.00	100.00
JG Summit Philippines Ltd. (JGSPL) and Subsidiaries	British Virgin Islands	**100.00**	100.00	100.00
Multinational Finance Group, Ltd.	-do-	**100.00**	100.00	100.00
Telegraph Developments, Ltd.	Singapore	**100.00**	100.00	100.00
Summit Top Investments, Ltd.	British Virgin Islands	**100.00**	100.00	100.00
JG Summit Limited (JGSL)	-do-	**100.00**	100.00	100.00
Cebu Pacific Manufacturing Corporation	Philippines	**100.00**	100.00	100.00
Hello Snack Foods Corporation	-do-	**100.00**	100.00	100.00
JG Cement Corporation	-do-	**100.00**	100.00	100.00
Savannah Industrial Corporation	-do-	**100.00**	100.00	100.00
Terai Industrial Corporation	-do-	**100.00**	100.00	100.00
Unicon Insurance Brokers Corporation	-do-	**100.00**	100.00	100.00
Premiere Printing Company, Inc.	-do-	**100.00**	100.00	100.00
JG Summit Olefins Corporation	-do-	**100.00**	–	–

* *Certain URC subsidiaries are located in other countries, such as China, Vietnam, Thailand, Malaysia, etc.*

** *The consolidated financial statements include the accounts of entities over which the Group has the ability to govern the financial and operating policies to obtain benefits from their activities. The Group's consolidated financial statements include the accounts of Digital Telecommunications Phils., Inc, and its wholly owned subsidiaries (the Digitel Group). As disclosed above, the Digitel Group is a 49.81%, 49.80% and 49.80%-owned company as of December 31, 2008, 2007 and 2006, respectively.*

Standing Interpretations Committee (SIC) 12, *Consolidation - Special Purpose Entities*, prescribes guidance on the consolidation of special purpose entities (SPE). Under SIC 12, an SPE should be consolidated when the substance of the relationship between a certain company and the SPE indicates that the SPE is controlled by the company. Control over an entity may exist even in cases where an enterprise owns little or none of the SPE's equity, such as when an entity retains majority of the residual risks related to the SPE or its assets in order to obtain benefits from its activities. In accordance with SIC 12, the Group's consolidated financial statements include the accounts of Cebu Aircraft Leasing Limited (CALL), IBON Leasing Limited (ILL) and Boracay Leasing Limited (BLL). CALL, ILL and BLL are SPEs in which the Group does not have equity interest. CALL, ILL and BLL acquired the passenger aircraft for lease to CAI under a finance lease arrangement (Note 17) and funded the acquisitions through long-term debt (Note 23).

The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. All significant intercompany transactions and balances, including intercompany profits and unrealized profits and losses, are eliminated in the consolidation.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Parent Company obtains control. Control is achieved where the Parent Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities. Subsidiaries under *de facto* control are also fully consolidated. Consolidation of subsidiaries ceases when control is transferred out of the Parent Company.

Under PFRS, it is acceptable to use, for consolidation purposes, the financial statements of subsidiaries for fiscal periods differing from that of the Parent Company if the difference is not more than three months.

Below are the subsidiaries with a different fiscal year from that of the Parent Company:

Subsidiaries	Fiscal Year
Food	
URC and Subsidiaries	September 30
Real Estate and Hotels	
RLC and Subsidiaries	-do-
Petrochemicals	
JGSPC	-do-
Textiles	
Westpoint Industrial Mills Corporation	-do-
LMI	-do-
Supplementary Businesses	
Cebu Pacific Manufacturing Corporation	-do-
Hello Snack Foods Corporation	-do-
JG Cement Corporation	-do-
Savannah Industrial Corporation	-do-
Unicon Insurance Brokers Corporation	-do-

Any significant transactions or events that occur between the date of the subsidiaries' financial statements and the date of the Parent Company's financial statements are adjusted in the consolidated financial statements.

Acquisitions of subsidiaries are accounted for using the purchase method. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest.

Any excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities represents goodwill. Any excess of the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of business combination is recognized in the consolidated statement of income on the date of acquisition.

Minority Interests

Minority interests represent the portion of income or loss and net assets not held by the Group and are presented separately in the consolidated statement of income and within equity in the consolidated balance sheet, separate from the Group's equity attributable to the equity holders of the Parent Company. Acquisitions of minority interests are accounted for using the parent entity extension method, wherein, the difference between the consideration and the book value of the share of the net assets acquired is recognized as goodwill.

Changes in Accounting Policies

The accounting policies adopted are consistent with those of the previous financial years except as follows:

- Amendments to PAS 39, *Financial Instruments: Recognition and Measurement*, and PFRS 7, *Financial Instruments Disclosures - Reclassification of Financial Assets*

  The Group adopted the amendments to PAS 39 and PFRS 7, which allow reclassifications of certain financial instruments held-for-trading to either held-to-maturity (HTM) investments, loans and receivables or AFS investments categories, as well as certain instruments from AFS investments to loans and receivables.

  The Group reclassified certain financial instruments out of the FVPL category into the AFS investments category using July 1, 2008 as its reclassification date. The adoption of the amendments to PAS 39 and PFRS 7 did not result in the restatement of prior year financial statements. Information related to the reclassification of financial instruments is disclosed in Note 9 to the consolidated financial statements.

- Philippine Interpretation IFRIC 11, *PFRS 2 - Group and Treasury Share Transactions*

  This Interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if: (a) the entity chooses or is required to buy those equity instruments (i.e., treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed. It also provides guidance on how subsidiaries, in their separate financial statements, account for such schemes when their employees receive rights to the equity instruments of the parent. Adoption of this Interpretation has no impact on the consolidated financial statements, as no such scheme currently exists.

- Philippine Interpretation IFRIC 12, *Service Concession Arrangements*
  This Interpretation applies to service concession operators and explains how to account for the obligations undertaken and rights received in service concession arrangements. The Interpretation is not relevant to the Group.

- Philippine Interpretation IFRIC 14, *PAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*
  This Interpretation provides guidance on how to assess the limit in PAS 19, *Employee Benefits*, on the amount of the surplus that can be recognized as an asset, and how the pension assets or liability may be affected when there is a statutory or contractual minimum funding requirement. The Interpretation has no impact to the Group.

Significant Accounting Policies

Foreign Currency Translation

Each entity in the Group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Transactions in foreign currencies are initially recorded in the functional currency rate prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated using the closing foreign exchange rate prevailing at the balance sheet date. All differences are taken to the consolidated statement of income. Nonmonetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the dates of initial transactions. Nonmonetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

As of reporting date, the assets and liabilities of foreign subsidiaries are translated into the presentation currency of the Group using the closing foreign exchange rate prevailing at balance sheet date, and their respective statement of income are translated at the monthly weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a foreign entity, the deferred cumulative amount recognized in equity relating to that particular foreign operation shall be recognized in the consolidated statement of income.

Cash and Cash Equivalents

Cash includes cash on hand and in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less from dates of placement, and that are subject to an insignificant risk of changes in value.

Recognition of Financial Instruments

Date of recognition

Financial instruments within the scope of PAS 39 are recognized in the consolidated balance sheet, when the Group becomes a party to the contractual provisions of the instrument. Purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace are recognized on the settlement date. Derivatives are recognized on trade date basis.

Initial recognition of financial instruments
Financial instruments are recognized initially at fair value. Except for financial instruments designated at FVPL, the initial measurement of financial assets includes transaction costs. The Group classifies its financial assets into the following categories: financial assets at FVPL, HTM investments, AFS investments, and loans and receivables. The Group classifies its financial liabilities into financial liabilities at FVPL and other financial liabilities at amortized cost. The classification depends on the purpose for which the investments were acquired and whether they are quoted in an active market. Management determines the category of its investments at initial recognition and, where allowed and appropriate, re-evaluates such designation at every reporting date.

Determination of fair value
The fair value for financial instruments traded in active markets at the balance sheet date is based on their quoted market prices or dealer price quotations (bid price for long positions and ask price for short positions), without any deduction for transaction costs. When current bid and ask prices are not available, the price of the most recent transaction provides evidence of the current fair value as long as there has not been a significant change in economic circumstances, since the time of the transaction.

For all other financial instruments not listed in an active market, the fair value is determined by using appropriate valuation techniques. Valuation techniques include net present value techniques, comparison to similar instruments for which market observable prices exist, options pricing models and other relevant valuation models.

Day 1 difference
Where the transaction price in a non-active market is different from the fair value based on other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable market, the Group recognizes the difference between the transaction price and fair value (a Day 1 difference) in the consolidated statement of income unless it qualifies for recognition as some other type of asset. In cases where variables used are made of data which is not observable, the difference between the transaction price and model value is only recognized in the consolidated statement of income when the inputs become observable or when the instrument is derecognized. For each transaction, the Group determines the appropriate method of recognizing the Day 1 difference amount.

Financial assets and financial liabilities at FVPL
Financial assets and financial liabilities at FVPL include financial assets and financial liabilities held for trading purposes, derivative financial instruments or those designated upon initial recognition at FVPL.

Financial assets and liabilities are classified as held for trading if they are acquired for the purpose of selling and repurchasing in the near term.

Derivatives are also classified under financial asset or liabilities at FVPL, unless they are designated as hedging instruments in an effective hedge.

Financial assets or liabilities may be designated by management on initial recognition as at FVPL when any of the following criteria are met:

- the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the assets or liabilities or recognizing gains or losses on them on a different basis;
- the assets and liabilities are part of a group of financial assets, financial liabilities or both which are managed and their performance are evaluated on a fair value basis, in accordance with a documented risk management or investment strategy; or
- the financial instrument contains an embedded derivative, unless the embedded derivative does not significantly modify the cash flows or it is clear, with little or no analysis, that it would not be separately recorded.

Financial assets and financial liabilities at FVPL are recorded in the consolidated balance sheet at fair value. Changes in fair value are reflected in the consolidated statement of income under Market Valuation Gain (Loss) on Financial Assets at FVPL. Interest earned or incurred is recorded in interest income or expense, respectively, while dividend income is recorded in other operating income according to the terms of the contract, or when the right to receive payment has been established.

The Group's financial assets at FVPL consist of private bonds, government securities, equity securities (Note 9) and derivative financial instruments (Note 8).

Derivatives recorded at FVPL
The Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, equity options, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes. Such derivative financial instruments (including bifurcated embedded derivatives) are initially recorded at fair value on the date at which the derivative contract is entered into or bifurcated and are subsequently remeasured at fair value. Any gains or losses arising from changes in fair values of derivatives (except those accounted for as accounting hedges) are taken directly to the consolidated statement of income as Market Valuation Gain (Loss) on Derivative Financial Instruments. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

The fair values of the Group's derivative instruments are calculated by using certain standard valuation methodologies and quotes obtained from third parties.

For the purpose of hedge accounting, hedges are classified primarily as either: (a) a hedge of the fair value of an asset, liability or a firm commitment (fair value hedge); (b) a hedge of the exposure to variability in cash flows attributable to an asset or liability or a forecasted transaction (cash flow hedge); or (c) a hedge of a net investment in a foreign operation (net investment hedge). Hedge accounting is applied to derivatives designated as hedging instruments in a fair value, cash flow or net investment hedge provided certain criteria are met.

In 2008, the Group applied cash flow hedge accounting treatment on certain currency swap and interest rate swap transactions (Note 8).

Hedge accounting
At the inception of a hedging relationship, the Group documents the relationship between the hedging instruments and the hedged items, including the nature of the risk, its risk management objective, its strategy for undertaking the hedge and the method that will be used to assess the effectiveness of the hedging relationship. The Group also requires a documented assessment, both at hedge inception and on an ongoing basis, of whether or not the hedging instruments, primarily derivatives, that are used in hedging transactions are highly effective in offsetting the changes attributable to the hedged risks in the fair values or cash flows of the hedged items.

Cash flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualified as cash flow hedges is recognized as gain or loss on cash flow hedges in equity. Any gain or loss in fair value relating to an ineffective portion is recognized immediately in the consolidated statement of income.

Amounts accumulated in equity are recycled to the consolidated statement of income in the periods in which the hedged item will affect profit or loss.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity is eventually recognized in the consolidated statement of income.

Hedge effectiveness testing
To qualify for hedge accounting, the Group requires that at the inception of the hedge and throughout its life, each hedge must be expected to be highly effective (prospective effectiveness), and demonstrate actual effectiveness (retrospective effectiveness) on an ongoing basis.

The documentation of each hedging relationship sets out how the effectiveness of the hedge is assessed. The method that the Group adopts for assessing hedge effectiveness will depend on its risk management strategy.

For prospective effectiveness, the hedging instrument must be expected to be highly effective in offsetting changes in fair value or cash flows attributable to the hedged risk during the period for which the hedge is designated. The Group applies the dollar-offset method using hypothetical derivatives in performing hedge effectiveness testing. For actual effectiveness to be achieved, the changes in fair value or cash flows must offset each other in the range of 80 to 125 per cent. Any hedge ineffectiveness is recognized in the consolidated statement of income. .

Embedded derivatives
Embedded derivatives are bifurcated from their host contracts, when the following conditions are met: (a) the entire hybrid contracts (composed of both the host contract and the embedded derivative) are not accounted for as financial assets at FVPL; (b) when their economic risks and characteristics are not closely related to those of their respective host contracts; and (c) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

The Group assesses whether embedded derivatives are required to be separated from the host contracts when the Group first becomes a party to the contract. Reassessment of embedded derivatives is only done when there are changes in the contract that significantly modifies the contractual cash flows that would otherwise be required.

The Group has certain derivatives that are embedded in nonfinancial host contracts (such as purchase orders, network contracts and service agreements). These embedded derivatives include foreign currency-denominated derivatives in purchase orders and certain network and service agreements. The fair value changes are recognized directly in the consolidated statement of income under Market Valuation Gain (Loss) on Derivative Financial Instruments.

HTM investments
HTM investments are quoted nonderivative financial assets with fixed or determinable payments and fixed maturities which the Group's management has the positive intention and ability to hold to maturity. Where the Group sells other than an insignificant amount of HTM investments, the entire category would be tainted and reclassified as AFS investments. After initial measurement, these investments are subsequently measured at amortized cost using the effective interest method, less any impairment in value. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees that are an integral part of the effective interest rate (EIR). Gains and losses are recognized in the consolidated statement of income when the HTM investments are derecognized and impaired, as well as through the amortization process. The effects of restatement of foreign currency-denominated HTM investments are recognized in the consolidated statement of income.

The Group's HTM investments consist of government securities, treasury notes and private bonds (Note 14).

Loans and receivables
Loans and receivables are nonderivative financial assets with fixed or determinable payments and fixed maturities that are not quoted in an active market. After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method, less any allowance for impairment. Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the EIR and transaction costs. The amortization is included under Interest Income in the consolidated statement of income. Gains and losses are recognized in the consolidated statement of income when the loans and receivables are derecognized or impaired, as well as through the amortization process. Loans and receivables are classified as current assets if maturity is within 12 months from the balance sheet date. Otherwise, these are classified as noncurrent assets.

This accounting policy applies primarily to the Group's receivables (Note 11), and certain refundable security deposits (Note 20).

AFS investments
AFS investments are those nonderivative investments which are designated as such or do not qualify to be classified as designated financial assets or financial liabilities at FVPL, HTM investments or loans and receivables. They are purchased and held indefinitely, and may be sold in response to liquidity requirements or changes in market conditions.

After initial measurement, AFS investments are subsequently measured at fair value. The effective yield component of AFS debt securities, as well as the impact of restatement on foreign currency-denominated AFS debt securities, is reported in the consolidated statement of income. The unrealized gains and losses arising from the fair valuation of AFS investments are excluded, net of tax, from reported earnings and are reported under Other Reserves in the equity section of the consolidated balance sheet as Net Unrealized Gain (Loss) on AFS Investments.

When the security is disposed of, the cumulative gain or loss previously recognized in equity is recognized in the consolidated statement of income. Interest earned on holding AFS investments are reported as interest income using the effective interest method. Where the Group holds more than one investment in the same security, these are deemed to be disposed of on a first-in, first-out basis. Dividends earned on holding AFS investments are recognized in the consolidated statement of income when the right to receive payment has been established. The losses arising from impairment of such investments are recognized under Impairment Losses and Others in the consolidated statement of income.

AFS investments are included in current assets if management intends to sell these financial assets within 12 months from balance sheet date. Otherwise, these are classified as noncurrent assets.

The Group's AFS investments consist of government securities, private bonds and equity securities (Note 10).

Other financial liabilities
Issued financial instruments or their components, which are not designated at FVPL, are classified as other financial liabilities where the substance of the contractual arrangement results in the Group having an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares. The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

After initial measurement, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any discount or premium on the issue and fees and debt issue costs that are an integral part of the EIR. Any effects of restatement of foreign currency-denominated liabilities are recognized in the consolidated statement of income.

Debt issuance costs are amortized using the effective interest method and unamortized debt issuance costs are offset against the related carrying value of the loan in the consolidated balance sheet. When a loan is paid, the related unamortized debt issuance costs at the date of repayment are charged against current operations (see accounting policy on Financial Instruments).

This accounting policy applies primarily to the Group's short-term and long-term debt, accounts payable and accrued expenses and other obligations that meet the above definition (other than liabilities covered by other accounting standards, such as income tax payable and pension liabilities).

Reclassification of Financial Assets
A financial asset is reclassified out of the financial assets at FVPL category when the following conditions are met:

- the financial asset is no longer held for the purpose of selling or repurchasing it in the near term; and
- there is a rare circumstance.

The Group may also reclassify AFS investment to the HTM investment category when there is a change of intention and the Group has the ability to hold the financial asset until maturity.

Reclassifications are made at fair value as of the reclassification date. Fair value becomes the new cost or amortized cost as applicable, and no reversals of fair value gains or losses recorded before reclassification date are subsequently made. Effective interest rates for financial assets reclassified to loans and receivables and HTM investments categories are determined at the reclassification date. Further increases in estimates of cash flows adjust effective interest rates prospectively. In 2008, the Group has reclassified certain financial assets at FVPL to AFS investments (Note 9) and AFS investments to HTM investments (Note 14).

Classification of Financial Instruments Between Debt and Equity
A financial instrument is classified as debt, if it provides for a contractual obligation to:

- deliver cash or another financial asset to another entity; or
- exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Group; or
- satisfy the obligation other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of own equity shares.

If the Group does not have an unconditional right to avoid delivering cash or another financial asset to settle its contractual obligation, the obligation meets the definition of a financial liability.

The components of issued financial instruments that contain both liability and equity elements are accounted for separately, with the equity component being assigned the residual amount, after deducting from the instrument as a whole the amount separately determined as the fair value of the liability component on the date of issue.

Cumulative redeemable preferred shares
Cumulative redeemable preferred shares that exhibit characteristics of a liability are recognized as a liability in the consolidated balance sheet. The corresponding dividends on those shares are charged as interest expense in the consolidated statement of income. Upon issuance, cumulative redeemable preferred shares are carried as a noncurrent liability on the amortized cost basis until extinguished on redemption.

Impairment of Financial Assets
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset (an incurred 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated. Evidence of impairment may include indications that the borrower or a group of borrowers is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost
If there is objective evidence that an impairment loss on a financial asset carried at amortized cost (i.e., receivables or HTM investments) has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the asset's original EIR. The carrying amount of the asset is reduced through the use of an allowance account. The loss is recognized in the consolidated statement of income as Impairment Losses and Others. The asset, together with the associated allowance accounts, is written-off when there is no realistic prospect of future recovery.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group of financial assets is collectively assessed for impairment. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtor's ability to pay all amounts due according to the contractual terms of the assets being evaluated. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed. Any subsequent reversal of an impairment loss is recognized in the consolidated statement of income to the extent that the carrying value of the asset does not exceed its amortized cost at the reversal date.

The Group performs a regular review of the age and status of these accounts, designed to identify accounts with objective evidence of impairment and provide the appropriate allowance for impairment loss. The review is accomplished using a combination of specific and collective assessment approaches, with the impairment loss being determined for each risk grouping identified by the Group.

AFS investments
The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity investments classified as AFS investments, this would include a significant or prolonged decline in the fair value of the investments below its cost. Where there is evidence of impairment, the cumulative loss which is measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the consolidated statement of income is removed from equity and recognized in the consolidated statement of income. Impairment losses on equity investments are not reversed through the consolidated statement of income. Increases in fair value after impairment are recognized directly in equity.

In the case of debt instruments classified as AFS investments, impairment is assessed based on the same criteria as financial assets carried at amortized cost. Future interest income is based on the reduced carrying amount and is accrued based on the rate of interest used to discount future cash flows for the purpose of measuring impairment loss. Such accrual is recorded as part of Interest Income in the consolidated statement of income. If, in subsequent year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the consolidated statement of income, the impairment loss is reversed through the consolidated statement of income.

Derecognition of Financial Instruments
Financial assets
A financial asset (or, where applicable a part of a financial asset or part of a group of financial assets) is derecognized where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the right to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of ownership and retained control of the asset, or (b) has neither transferred nor retained the risks and rewards of the asset but has transferred the control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognized to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Financial liabilities
A financial liability is derecognized when the obligation under the liability is discharged or cancelled or has expired. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognized in the consolidated statement of income.

Offsetting Financial Instruments
Financial assets and financial liabilities are offset and the net amount reported in the consolidated balance sheet if, and only if, there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously. This is not generally the case with master netting agreements; thus, the related assets and liabilities are presented gross in the consolidated balance sheet.

Inventories
Inventories, including work-in-process, are valued at the lower of cost and net realizable value (NRV). NRV is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. NRV for materials, spare parts and other supplies represents the related replacement costs. In determining the NRV, the Group deducts from cost 100% of the carrying value of slow moving items and nonmoving items for more than one year. Cost is determined using the moving average method.

When inventories are sold, the carrying amounts of those inventories are recognized under Impairment Losses and Others in the consolidated statement of income in the period when the related revenue is recognized. The amount of any write-down of inventories to NRV and all losses on inventories shall be recognized in Impairment Losses and Others in the consolidated statement of income in the period the write-down or loss was incurred. The amount of any reversal of any write-down of inventories, arising from an increase in NRV, shall be recognized as a reduction to Cost of Sales and Services in the period where the reversal was incurred.

Some inventories may be allocated to other asset accounts, for example, inventory used as a component of a self-constructed property, plant or equipment. Inventories allocated to another asset in this way are recognized as an expense during the useful life of that asset.

Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods, work-in-process, raw materials and packaging materials
Cost is determined using the average method. Finished goods and work-in-process include direct materials and labor and a proportion of manufacturing overhead costs based on actual goods processed and produced, but excluding borrowing costs.

Subdivision land and condominium and residential units for sale
Subdivision land, condominium and residential units for sale are carried at the lower of cost and NRV. Cost includes costs incurred for development and improvement of the properties and interest costs on loans directly attributable to the projects which were capitalized during construction.

Materials in-transit
Cost is determined using the specific identification basis.

Spare parts and other supplies
Cost is determined using the first-in, first-out method.

Assets Held for Sale
The Group classifies assets as held for sale (disposal group) when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable. For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. Furthermore, the asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The related results of operations and cash flows of the disposal group that qualify as discontinued operations are separated from the results of those that would be recovered principally through continuing use, and the prior years' consolidated statement of income and consolidated statement of cash flows are represented. Results of operations and cash flows of the disposal group that qualify as discontinued operations are presented in the consolidated statement of income and consolidated statement of cash flows as items associated with discontinued operations.

Investment Properties
Investment properties consist of properties that are held to earn rentals or for capital appreciation or both, and those which are not occupied by entities in the Group. Investment properties, except for land, are carried at cost less accumulated depreciation and impairment loss, if any. Land is carried at cost less impairment loss, if any. Investment properties are measured initially at cost, including transaction costs. Transaction costs represent nonrefundable taxes such as capital gains tax and documentary stamp tax that are for the account of the Group. An investment property acquired through an exchange transaction is measured at fair value of the asset acquired unless the fair value of such an asset cannot be measured in which case the investment property acquired is measured at the carrying amount of asset given up. Foreclosed properties are classified under investment properties on foreclosure date.

The Group's investment properties are depreciated using the straight-line method over their estimated useful lives (EUL) as follows:

Land improvements	10 years
Buildings and building improvements	10 to 20 years
Theater furniture and equipment	5 years

The depreciation and amortization method and useful life are reviewed periodically to ensure that the method and period of depreciation and amortization are consistent with the expected pattern of economic benefits from items of investment properties.

Investment properties are derecognized when either they have been disposed of or when the investment properties are permanently withdrawn from use and no future economic benefit is expected from their disposal. Any gains or losses on the retirement or disposal of investment properties are recognized in the consolidated statement of income in the year of retirement or disposal.

Transfers are made to investment property when, and only when, there is a change in use, evidenced by the end of owner occupation, commencement of an operating lease to another party or by the end of construction or development. Transfers are made from investment property when, and only when, there is a change in use, evidenced by commencement of owner occupation or commencement of development with a view to sale.

For a transfer from investment property to owner-occupied property to inventories, the deemed cost of the property for subsequent accounting is its fair value at the date of change in use. If the property occupied by the Group as an owner-occupied property becomes an investment property, the Group accounts for such property in accordance with the policy stated under the Property, Plant and Equipment account up to the date of change in use. When the Group completes the construction or development of a self-constructed investment property, any difference between the fair value of the property at that date and its previous carrying amount is recognized in the consolidated statement of income.

Investments in Associates and Joint Ventures

An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture.

The Group also has interests in joint ventures which are jointly controlled entities. A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control, and a jointly controlled entity is a joint venture that involves the establishment of a separate entity in which each venturer has an interest.

The Group's investments in its associates and joint ventures are accounted for using the equity method of accounting. Under the equity method, the investments in associates and joint ventures are carried in the consolidated balance sheet at cost plus post-acquisition changes in the Group's share in the net assets of the associates and joint ventures. The consolidated statement of income reflects the share of the results of operations of the associates and joint ventures. Where there has been a change recognized directly in the investees' equity, the Group recognizes its share of any changes and discloses this, when applicable, in the consolidated statement of changes in equity. Profits and losses arising from transactions between the Group and the associate are eliminated to the extent of the interest in the associates and joint ventures.

The Group's investments in certain associates and joint ventures include goodwill on acquisition, less any impairment in value. Goodwill relating to an associate or joint venture is included in the carrying amount of the investment and is not amortized.

The investee companies' accounting policies conform to those used by the Group for like transactions and events in similar circumstances, except for UICL, in which fair value method was used for investment properties in its separate financial statements, while cost method was used for purposes of the consolidated financial statements (Note 15).

Property, Plant and Equipment

Property, plant and equipment, except land which is stated at cost less any impairment in value, are carried at cost less accumulated depreciation, amortization and impairment loss, if any.

The initial cost of property, plant and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Cost also includes: (a) interest and other financing charges on borrowed funds used to finance the acquisition of property, plant and equipment to the extent incurred during the period of installation and construction; and (b) asset retirement obligation (ARO) relating to property, plant and equipment installed/constructed on leased properties or leased aircraft.

Subsequent replacement costs of parts of the property, plant and equipment are capitalized when the recognition criteria are met. Significant refurbishments and improvements are capitalized when it can be clearly demonstrated that the expenditures have resulted in an increase in future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond the originally assessed standard of performance. Costs of repairs and maintenance are charged as expense when incurred.

Foreign exchange differentials arising from the acquisition of property, plant and equipment are charged against current operations and are no longer capitalized.

Depreciation and amortization of property, plant and equipment commence, once the property, plant and equipment are available for use, and are computed using the straight-line method over the EUL of the assets, regardless of utilization.

The EUL of property, plant and equipment of the Group follow:

	EUL
Land improvements	10 to 40 years
Building and improvements	10 to 50 years
Machinery and equipment	4 to 50 years
Telecommunications equipment:	
Tower	20 years
Switch	10 to 20 years
Outside plant facilities	10 to 20 years
Distribution dropwires	5 years
Cellular facilities and others	3 to 20 years
Investments in cable systems	15 years
Assets under lease	15 years
Passenger aircraft*	15 years
Other flight equipment	5 years
Transportation, furnishing and other equipment	3 to 5 years

** With 15% residual value after 15 years*

Prior to 2008, the EUL of the tower, switch and cellular facilities and others are 15 years, 10 to 15 years and 3 to 10 years, respectively.

The asset's useful lives and methods of depreciation and amortization are reviewed periodically to ensure that the method and period of depreciation and amortization are consistent with the expected pattern of economic benefits from items of property, plant and equipment.

Leasehold improvements are amortized over the shorter of their EUL or the remaining lease terms.

Construction in-progress is stated at cost. This includes cost of construction and other direct costs. Borrowing costs that are directly attributable to the construction of property and equipment are capitalized during the construction period. Construction in-progress is not depreciated until such time as the relevant assets are completed and put into operational use. Assets under construction are transferred to the investment properties account or reclassified to a specific category of property, plant and equipment when the construction and other related activities necessary to prepare the properties for their intended use are completed and the properties are available for service.

Construction in-progress are transferred to the related Property, Plant and Equipment account when the construction or installation and related activities necessary to prepare the property, plant and equipment for their intended use are completed, and the property, plant and equipment are ready for service.

Major spare parts and stand-by equipment items that the Group expects to use over more than one period and can be used only in connection with an item of property, plant and equipment are accounted for as property, plant and equipment. Depreciation and amortization on these major spare parts and stand-by equipment commence once these have become available for use (i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by the Group).

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the consolidated statement of income, in the year the item is derecognized.

The assets' residual values, useful lives and methods of depreciation and amortization are reviewed and adjusted, if appropriate, at each financial year-end.

ARO

The Group is legally required under various lease contracts to restore certain leased properties and leased aircraft to their original condition and to bear the cost of any dismantling and deinstallation at the end of the contract period. The Group recognizes the present value of these costs, and depreciates such on a straight-line basis over the EUL of the related property, plant and equipment or the contract period, whichever is shorter, or is written-off as a result of impairment of the related Property, Plant and Equipment account.

Borrowing Costs

Borrowing costs are generally expensed as incurred. Interest and other finance costs incurred during the construction period on borrowings used to finance property development are capitalized to the appropriate asset accounts. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress, and expenditures and borrowing costs are being incurred. The capitalization of these borrowing costs ceases when substantially all the activities necessary to prepare the asset for sale or its intended use are complete. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded. Capitalized borrowing cost is based on the applicable weighted average borrowing rate.

Interest expense on loans is recognized using the effective interest method over the term of the loans.

Goodwill

Goodwill represents the excess of the cost of the acquisition over the fair value of identifiable net assets of the investee at the date of acquisition which is not identifiable to specific assets. Goodwill acquired in a business combination from the acquisition date is allocated to each of the Group's cash-generating units, or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or secondary reporting format determined in accordance with PAS 14, *Segment Reporting*.

Following initial recognition, goodwill is measured at cost, less any accumulated impairment loss. Goodwill is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired (see Impairment of Nonfinancial Assets).

If the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities exceeds the costs of the business combination, the acquirer shall recognize immediately in the consolidated statement of income any excess remaining after reassessment.

Biological Assets

The biological assets of the Group are divided into two major categories with sub-categories as follows:

Swine livestock	- Breeders (livestock bearer) - Sucklings (breeders' offspring) - Weanlings (comes from sucklings intended to be breeders or to be sold as fatteners) - Fatteners/finishers (comes from weanlings unfit to become breeders; intended for the production of meat)
Poultry livestock	- Breeders (livestock bearer) - Chicks (breeders' offspring intended to be sold as breeders)

A biological asset shall be measured on initial recognition and at each balance sheet date at its fair value less estimated point-of-sale costs, except for a biological asset where fair value is not clearly determinable. Agricultural produce harvested from an entity's biological assets shall be measured at its fair value less estimated point-of-sale costs.

The Group is unable to measure fair values reliably for its poultry livestock breeders in the absence of: (a) available market-determined prices or values; and (b) alternative estimates of fair values that are determined to be clearly reliable; thus, these biological assets are measured at cost less accumulated depreciation and impairment loss, if any. However, once the fair values become reliably measurable, the Group measures these biological assets at their fair values less estimated point-of-sale costs.

Agricultural produce is the harvested product of the Group's biological assets. A harvest occurs when agricultural produce is either detached from the bearer biological asset or when the asset's life processes of the agricultural produce ceases. A gain or loss arising on initial recognition of agricultural produce at fair value less estimated point-of-sale costs shall be included in the consolidated statement of income in the period in which it arises. The agricultural produce in swine livestock is the suckling that transforms into weanling then into fatteners/finishers, while the agricultural produce in poultry livestock is the hatched chick.

Biological assets at cost
The cost of an item of biological asset comprises its purchase price and any costs attributable in bringing the biological asset to its location and conditions intended by management.

Depreciation (included under Cost of Sales and Services in the consolidated statement of income) is computed using the straight-line method over the EUL of the biological assets, regardless of utilization. The EUL of biological assets is reviewed annually based on expected utilization as anchored on business plans and strategies that considers market behavior to ensure that the period of depreciation is consistent with the expected pattern of economic benefits from items of biological assets. The EUL of biological assets ranges from two to three years.

The carrying values of biological assets are reviewed for impairment, when events or changes in the circumstances indicate that the carrying values may not be recoverable (see further discussion under Impairment of Nonfinancial Assets).

Biological assets carried at fair values less estimated point-of-sale costs
Swine weanlings and fatteners/finishers are measured at their fair values less point-of-sale costs. The fair values are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market.

A gain or loss on initial recognition of a biological asset at fair value less estimated point-of-sale costs and from a change in fair value less estimated point-of-sale costs of a biological asset is included in the consolidated statement of income in the period in which it arises.

<u>Intangible Assets</u>
Intangible assets acquired separately are measured on initial recognition at cost. Following initial recognition, intangible assets are measured at cost less any accumulated amortization and impairment loss, if any.

The EUL of intangible assets are assessed to be either finite or indefinite.

The useful lives of intangible assets with finite lives are assessed at the individual asset level. Intangible assets with finite lives are amortized on a straight-line basis over their useful lives.

The period and the method of amortization of an intangible asset with a finite useful life are reviewed at least at each financial year-end. Changes in the EUL or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite useful lives is recognized under Cost of Sales and Services and General and Administrative Expenses in the consolidated statement of income in the expense category consistent with the function of the intangible asset. Intangible assets with finite lives are assessed for impairment, whenever there is an indication that the intangible assets may be impaired.

Intangible assets with indefinite useful lives are tested for impairment annually either individually or at the cash-generating unit level (see further discussion under Impairment of Nonfinancial Assets). Such intangibles are not amortized. The intangible asset with an indefinite useful life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

Costs incurred to acquire computer software (not an integral part of its related hardware) and bring it to its intended use are capitalized as intangible assets. Costs directly associated with the development of identifiable computer software that generate expected future benefits to the Group are recognized as intangible assets. All other costs of developing and maintaining computer software programs are recognized as expense when incurred.

A gain or loss arising from derecognition of an intangible asset is measured as the difference between the net disposal proceeds and the carrying amount of the intangible asset and is recognized in the consolidated statement of income when the asset is derecognized.

A summary of the policies applied to the Group's intangible assets follow:

	Technology Licenses	Branch Licenses	Product Formulation	Software Costs	Trademarks	
EUL	Finite (12 to 13.75 years)	Indefinite	Indefinite	Finite (5 years)	Finite (4 years)	Indefinite
Amortization method used	Amortized on a straight-line basis over the EUL of the license	No amortization	No amortization	Amortized on a straight-line basis over the EUL of the license	Amortized on a straight-line basis over the EUL of the trademark	No amortization
Internally generated or acquired	Acquired	Acquired	Acquired	Acquired	Acquired	Acquired

Deferred Subscriber Acquisition and Retention Costs

Subscriber acquisition costs primarily include handset and phonekit subsidies. Handset and phonekit subsidies represent the difference between the cost of handsets, accessories and SIM cards (included under Cost of Sales and Services in the consolidated statement of income), and the price offered to the subscribers (included under Sale of Telecommunications Services in the consolidated statement of income). Retention costs for existing postpaid subscribers are in the form of free handsets.

Subscriber acquisition and retention costs pertaining to postpaid subscription are deferred and amortized over the base contract period, which ranges from 18 to 24 months from the date in which they are incurred. Deferred subscriber acquisition and retention costs are shown under Other Noncurrent Assets account in the consolidated balance sheet (Note 20). The related amortization of subscriber acquisition costs is included under Cost of Sales and Services in the consolidated statement of income.

The Group performs an overall realizability test, in order to support the deferral of the subscriber acquisition costs. An overall realizability test is done by determining the minimum contractual revenue after deduction of direct costs associated with the service contract over the base contract period. Costs are deferred and amortized, if there is a nonrefundable contract or a reliable basis for estimating net cash inflows under a revenue-producing contract which exists to provide a basis for recovery of incremental direct costs.

Impairment of Nonfinancial Assets
This accounting policy applies primarily to the Group's property, plant and equipment (Note 17), investment properties (Note 16), investments in associates and joint ventures (Note 15), goodwill and other intangible assets (Note 19), biological assets (Note 18) and deferred subscriber acquisition and retention costs.

The Group assesses at each reporting date whether there is an indication that its nonfinancial assets may be impaired. When an indicator of impairment exists or when an annual impairment testing for an asset is required, the Group makes a formal estimate of recoverable amount. Recoverable amount is the higher of an asset's (or cash-generating unit's) fair value less costs to sell and its value in use, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is assessed as part of the cash-generating unit to which it belongs. Where the carrying amount of an asset (or cash-generating unit) exceeds its recoverable amount, the asset (or cash-generating unit) is considered impaired and is written down to its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (or cash-generating unit).

Impairment losses of continuing operations are recognized under Impairment Losses and Others in the consolidated statement of income.

For property, plant and equipment, investment properties and deferred subscriber acquisition and retention cost, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income. After such a reversal, the depreciation expense is adjusted in future years to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining life.

The following criteria are also applied in assessing impairment of specific assets:

Goodwill
Goodwill is reviewed for impairment, annually or more frequently, if events or changes in circumstances indicate that the carrying value may be impaired.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount to which goodwill has been allocated, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured on the basis of the relative fair values of the operation disposed of and the portion of the cash-generating unit retained. Impairment losses relating to goodwill cannot be reversed in future periods.

Intangible assets
Intangible assets are tested for impairment annually, either individually or at the cash-generating level, as appropriate.

Biological assets at cost
The carrying values of biological assets are reviewed for impairment when events or changes in the circumstances indicate that the carrying values may not be recoverable.

Investments in associates and joint ventures
After application of the equity method, the Group determines whether it is necessary to recognize an additional impairment loss on the Group's investments in associates and joint ventures. If this is the case, the Group calculates the amount of impairment as being the difference between the fair value of the associate or joint venture and the acquisition cost and recognizes the amount as Impairment Losses and Others in the consolidated statement of income.

<u>Treasury Shares</u>
Treasury shares are recorded at cost and are presented as a deduction from equity. When the shares are retired, the capital stock account is reduced by its par value. The excess of cost over par value upon retirement is debited to the following accounts in the order given: (a) additional paid-in capital to the extent of the specific or average additional paid-in capital when the shares were issued, and (b) retained earnings. No gain or loss is recognized in the consolidated statement of income on the purchase, sale, issue or cancellation of the Group's own equity instruments.

Revenue and Cost Recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales taxes or duties. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods

Revenue from sale of goods is recognized upon delivery, when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably. Revenue is measured at the fair value of the consideration received or receivable, net of any trade discounts, prompt payment discounts and volume rebates.

Rendering of air transportation services

Passenger ticket and cargo waybill sales are initially recorded as unearned revenue (included under Other Current Liabilities in the consolidated balance sheet) until recognized as Revenue in the consolidated statement of income, when the transportation service is rendered.

The related commission is recognized as expense in the same period when the transportation service is provided. The amount of commission not yet recognized as expense is recorded as a prepayment under Other Current Assets in the consolidated balance sheet.

Revenue from in-flight sales and other services are recognized when the goods are delivered or the services are carried out.

Rendering of telecommunications services

Revenue from telecommunications services includes the value of all telecommunications services provided, net of free usage allocations and discounts. Revenue is recognized when earned, and is net of the share of other foreign and local carriers and content providers, if any, under existing correspondence and interconnection and settlement agreements.

Revenue is stated at amounts billed or invoiced and accrued to subscribers or other carriers and content providers, taking into consideration the bill cycle cut-off (for postpaid subscribers), and charges against preloaded airtime value (for prepaid subscribers), and excludes valued-added tax (VAT) and overseas communication tax.

The Group's service revenue includes the revenue earned from subscribers and traffic. With respect to revenue earned from subscribers, revenue principally consists of: (1) per minute airtime and toll fees for local, domestic and international long distance calls in excess of free call allocation, less prepaid reload discounts and interconnection fees; (2) revenue from value-added services such as short messaging services (SMS) in excess of free SMS and multimedia messaging services (MMS), content downloading and infotext services, net of payout to other foreign and local carriers and content providers; (3) inbound revenue from other carriers which terminate their calls to the Group's network; (4) revenue from international roaming services; (5) fixed monthly service fees (for postpaid wireless subscribers) and prepaid subscription fees for discounted promotional calls and SMS; and (6) proceeds from sale of phone kits, subscribers' identification module (SIM) packs and other phone accessories.

Postpaid service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. Telecommunications services provided to postpaid subscribers are billed throughout the month according to the billing cycles of subscribers. As a result of billing cycle cut-off, service revenue earned but not yet billed at end of month are estimated and accrued based on actual usage.

Proceeds from over-the-air reloading channels and sale of prepaid cards are initially recognized as unearned revenue (recorded under Other Current Liabilities in the consolidated balance sheet).

Revenue is realized upon actual usage of the airtime value of the card, net of free service allocation. The unused value of prepaid cards is likewise recognized as revenue upon expiration. Interconnection fees and charges arising from the actual usage of prepaid cards are recorded as incurred.

Proceeds from sale of phonekits and SIM cards/packs received from certain mobile subscribers are recognized upon actual receipts, and are included under Other Revenue in the consolidated statement of income.

With respect to revenue earned from connecting carriers/traffic, inbound revenue and outbound charges are based on agreed transit and termination rates with other foreign and local carriers and content providers. Inbound revenue represents settlement received for traffic originating from telecommunications providers that are sent through the Group's network, while outbound charges represent settlements to telecommunications providers for traffic originating from the Group's network and settlements to providers for contents downloaded by subscribers. Both the inbound revenue and outbound charges are accrued based on actual volume of traffic monitored by the Group from the switch. Adjustments are made to the accrued amount for discrepancies between the traffic volume per the Group's records and per records of other carriers. The adjustments are recognized as these are determined and are mutually agreed-upon by the parties. Uncollected inbound revenue is shown under Receivables in the consolidated balance sheet, while unpaid outbound charges are shown under Accounts Payable and Accrued Expenses in the consolidated balance sheet.

Sale of real estate
Real estate sales are accounted for under the percentage-of-completion method when: (a) equitable interest and/or legal title to the subject properties is transferred to the buyer; (b) the seller is obliged to perform significant acts after the subject properties are sold; (c) the amount of revenue can be measured reliably; (d) the costs incurred or to be incurred can be measured reliably; and (e) it is probable that the economic benefits will flow to the entity. Under this method, revenue is recognized as the related obligations are fulfilled, measured principally on the basis of the estimated completion of a physical proportion of the contract work.

If any of the criteria under the percentage-of-completion method is not met, the deposit method is applied until all the conditions for recording a sale are met. Pending recognition of sale, cash received from buyers are recorded as customers' deposits which are included under Other Current Liabilities in the consolidated balance sheet.

Revenue from hotel operations are recognized when services are rendered. Revenue from banquets and other special events are recognized when the events take place.

Dividend income
Dividend income is recognized when the shareholder's right to receive the payment is established.

Rent income
The Group leases certain commercial real estate properties to third parties under an operating lease arrangement. Rental income on leased properties is recognized on a straight-line basis over the lease term, or based on a certain percentage of the gross revenue of the tenants, as provided under the terms of the lease contract. Contingent rents are recognized as revenue in the period in which they are earned.

Interest income
Interest is recognized as it accrues (using the effective interest method under which interest income is recognized at the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Other fees
Loan fees that are directly related to the acquisition and origination of loans are amortized using the effective interest method over the term of the receivable. Fees related to the administration and servicing of loans are recognized as revenue as the services are rendered. Service charges and penalties are recognized only upon collection or are accrued when there is reasonable degree of certainty as to its collectibility.

Provisions
Provisions are recognized when: (a) the Group has a present obligation (legal or constructive) as a result of a past event; (b) it is probable (i.e., more likely than not) that an outflow of resources embodying economic benefits will be required to settle the obligation; and (c) a reliable estimate can be made of the amount of the obligation. Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense under Financing Costs and Other Charges account in the consolidated statement of income. Where the Group expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is probable.

Contingencies
Contingent liabilities are not recognized in the consolidated financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the consolidated financial statements but are disclosed when an inflow of economic benefits is probable.

Pension Costs

Pension cost is actuarially determined using the projected unit credit method. This method reflects services rendered by employees up to the date of valuation and incorporates assumptions concerning employees' projected salaries. Actuarial valuations are conducted with sufficient regularity, with option to accelerate when significant changes to underlying assumptions occur. Pension cost includes current service cost, interest cost, expected return on any plan assets, actuarial gains and losses and the effect of any curtailments or settlements.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are credited to or charged against income when the net cumulative unrecognized actuarial gains and losses at the end of the previous period exceed 10% of the higher of the present value of the defined benefit obligation and the fair value of plan assets at that date. The excess actuarial gains or losses are recognized over the average remaining working lives of the employees participating in the plan.

The asset or liability recognized in the consolidated balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation as of the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The value of any asset is restricted to the sum of any past service cost not yet recognized and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan. The defined benefit obligation is calculated annually by an independent actuary. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using risk-free interest rates that have terms to maturity approximating the terms of the related pension liability.

Past service costs, if any, are recognized immediately in the consolidated statement of income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, past service costs are amortized on a straight-line basis over the vesting period.

Income Taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted as of the balance sheet date.

Deferred tax

Deferred tax is provided using the balance sheet liability method on all temporary differences, with certain exceptions, at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, with certain exceptions. Deferred tax assets are recognized for all deductible temporary differences, with certain exceptions, and carryforward benefits of unused tax credits from excess minimum corporate income tax (MCIT) over regular corporate income tax and unused net operating loss carryover (NOLCO), to the extent that it is probable that taxable income will be available against which the deductible temporary differences and carryforward benefits of unused tax credits from excess MCIT and unused NOLCO can be utilized.

Deferred tax assets are not recognized when they arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of transaction, affects neither the accounting income nor taxable income or loss. Deferred tax liabilities are not provided on nontaxable temporary differences associated with investments in domestic subsidiaries, associates and interests in joint ventures. With respect to investments in foreign subsidiaries and associates, and interests in joint ventures, deferred tax liabilities are recognized except where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amounts of deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. Unrecognized deferred tax assets are reassessed at each balance sheet date, and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax assets to be recognized.

Deferred tax assets and liabilities are measured at the tax rate that is expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted as of balance sheet date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of income.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Movements in the deferred tax assets and liabilities arising from changes in tax rates are credited to or charged against the income for the period.

Leases

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement at inception date, and requires an assessment of whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets, and the arrangement conveys a right to use the asset. A reassessment is made after inception of the lease only if one of the following applies:

a. there is a change in contractual terms, other than a renewal or extension of the arrangement;
b. a renewal option is exercised or an extension granted, unless that term of the renewal or extension was initially included in the lease term;
c. there is a change in the determination of whether fulfillment is dependent on a specified asset; or
d. there is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios a, c or d above, and at the date of renewal or extension period for scenario b.

Group as lessee
Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments and is included in the consolidated balance sheet under Property, Plant and Equipment account with the corresponding liability to the lessor included under Long-term Debt account. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to the consolidated statement of income.

Capitalized leased assets are depreciated over the shorter of the EUL of the assets or the respective lease terms, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the consolidated statement of income on a straight-line basis over the lease term.

Group as lessor
Leases where the Group does not transfer substantially all the risks and benefits of ownership of the assets are classified as operating leases. Initial direct costs incurred in negotiating operating leases are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as the rental income. Contingent rents are recognized as revenue in the period in which they are earned.

Earnings Per Share (EPS)
Basic EPS is computed by dividing net income applicable to common stock (net income less dividends on preferred stock) by the weighted average number of common shares issued and outstanding during the year, adjusted for any subsequent stock dividends declared.

Diluted EPS amounts are calculated by dividing the net profit attributable to ordinary equity holders of the Parent Company (after deducting interest on the convertible preferred shares, if any) by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Segment Reporting
The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets. Financial information on business segments is presented in Note 6 to the consolidated financial statements.

Subsequent Events
Any post-year-end event up to the date of approval of the BOD of the consolidated financial statements that provides additional information about the Group's position at the balance sheet date (adjusting event) is reflected in the consolidated financial statements. Any post-year-end event that is not an adjusting event is disclosed in the notes to the consolidated financial statements, when material.

New Accounting Standards, Interpretations and Amendments to Existing Standards Effective Subsequent to December 31, 2008

The Group will adopt the standards and interpretations enumerated below when these become effective. Except as otherwise indicated, the Group does not expect the adoption of these new and amended PFRS and Philippine Interpretations to have significant impact on its consolidated financial statements.

Effective in 2009

- PFRS 1, *First-time Adoption of PFRS - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
  The amended PFRS 1 allows an entity, in its separate financial statements, to determine the cost of investments in subsidiaries, jointly controlled entities or associates (in its opening PFRS financial statements) as one of the following amounts: a) cost determined in accordance with PAS 27; b) at the fair value of the investment at the date of transition to PFRS, determined in accordance with PAS 39; or c) previous carrying amount (as determined under generally accepted accounting principles) of the investment at the date of transition to PFRS.

- PFRS 2, *Share-based Payment - Vesting Condition and Cancellations*
  The Standard has been revised to clarify the definition of a vesting condition and prescribes the treatment for an award that is effectively cancelled. It defines a vesting condition as a condition that includes an explicit or implicit requirement to provide services. It further requires non-vesting conditions to be treated in a similar fashion to market conditions. Failure to satisfy a non-vesting condition that is within the control of either the entity or the counterparty is accounted for as a cancellation. However, failure to satisfy a non-vesting condition that is beyond the control of either party does not give rise to a cancellation.

- PFRS 8, *Operating Segments*
  PFRS 8 will replace PAS 14, and adopts a full management approach to identifying, measuring and disclosing the results of an entity's operating segments. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. Such information may be different from that reported in the consolidated balance sheet and consolidated statement of income and the Group will provide explanations and reconciliations of the differences. This Standard is only applicable to an entity that has debt or equity instruments that are traded in a public market or that files (or is in the process of filing) its financial statements with a securities commission or similar party. The Group will assess the impact of this Standard to its current manner of reporting segment information and comply with the Standard once effective.

- Amendment to PAS 1, *Amendment on Statement of Comprehensive Income*
  In accordance with the amendment to PAS 1, the statement of changes in equity shall include only transactions with owners, while all non-owner changes will be presented in equity as a single line with details included in a separate statement. Owners are defined as holders of instruments classified as equity.

In addition, the amendment to PAS 1 provides for the introduction of a new statement of comprehensive income that combines all items of income and expense recognized in the statement of income together with 'other comprehensive income'. The revisions specify what is included in other comprehensive income, such as gains and losses on AFS assets, actuarial gains and losses on defined benefit pension plans and changes in the asset revaluation reserve. Entities can choose to present all items in one statement, or to present two linked statements, a separate statement of income and a statement of comprehensive income. The Group will assess and evaluate the options available under the amendment to PAS 1 and will comply with such changes once effective.

- Amendment to PAS 23, *Borrowing Costs*
  Amendment to PAS 23 requires the capitalization of borrowing costs when such costs relate to a qualifying asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. In accordance with the transitional requirements in the standard, the Group will adopt this as a prospective change. Accordingly, borrowing costs will be capitalized on qualifying assets with a commencement date after January 1, 2009. No changes will be made for borrowing costs incurred to this date that have been expensed.

- Amendments to PAS 27, *Consolidated and Separate Financial Statements - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate*
  Amendments to PAS 27 prescribe changes in respect of the holding companies' separate financial statements including (a) the deletion of 'cost method', making the distinction between pre- and post-acquisition profits no longer required; and (b) in cases of reorganizations where a new parent is inserted above an existing parent of the group (subject to meeting specific requirements), the cost of the subsidiary is the previous carrying amount of its share of equity items in the subsidiary rather than its fair value. All dividends will be recognized in profit or loss. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. The Group will assess the impact of the amendments and comply accordingly once effective.

- Amendment to PAS 32, *Financial Instruments: Presentation,* and PAS 1, *Presentation of Financial Statements - Puttable Financial Instruments and Obligations Arising on Liquidation*
  These amendments specify, among others, that puttable financial instruments will be classified as equity if they have all of the following specified features: (a) the instrument entitles the holder to require the entity to repurchase or redeem the instrument (either on an ongoing basis or on liquidation) for a pro rata share of the entity's net assets, (b) the instrument is in the most subordinate class of instruments, with no priority over other claims to the assets of the entity on liquidation,(c) all instruments in the subordinate class have identical features, (d) the instrument does not include any contractual obligation to pay cash or financial assets other than the holder's right to a pro rata share of the entity's net assets, and (e) the total expected cash flows attributable to the instrument over its life are based substantially on the profit or loss, a change in recognized net assets, or a change in the fair value of the recognized and unrecognized net assets of the entity over the life of the instrument.

- Philippine Interpretation IFRIC 13, *Customer Loyalty Programmes*
  This Philippine Interpretation requires customer loyalty credits to be accounted for as a separate component of the sales transaction in which they are granted and therefore part of the fair value of the consideration received is allocated to the award credits and deferred over the period that the award credits are fulfilled. The Group will assess the impact of the Standard on its current manner of accounting for customer loyalty programs.

- Philippine Interpretation IFRIC 16, *Hedges of a Net Investment in a Foreign Operation*
  This Interpretation provides guidance on identifying foreign currency risks that qualify for hedge accounting in the hedge of a net investment; where within the group the hedging instrument can be held in the hedge of a net investment; and how an entity should determine the amount of foreign currency gains or losses, relating to both the net investment and the hedging instrument, to be recycled on disposal of the net investment. Currently, the Group has no hedges of a net investment in a foreign operation.

Improvements to PFRS
In May 2008, the International Accounting Standards Board (IASB) issued its first omnibus of amendments to certain standards, primarily with a view of removing inconsistencies and clarifying wording. Below are the separate transitional provisions for each standard.

PFRS 5, *Noncurrent Assets Held for Sale and Discontinued Operations*
- When a subsidiary is held for sale, all of its assets and liabilities will be classified as held for sale under PFRS 5, even when the entity retains a non-controlling interest in the subsidiary after the sale.

PAS 1, *Presentation of Financial Statements*
- Assets and liabilities classified as held for trading are not automatically classified as current in the balance sheet.

PAS 16, *Property, Plant and Equipment*
- The amendment replaces the term 'net selling price' with 'fair value less costs to sell', to be consistent with PFRS 5 and PAS 36, *Impairment of Assets*.

- Items of property, plant and equipment held for rental that are routinely sold in the ordinary course of business after rental, are transferred to inventory when rental ceases and they are held for sale. Proceeds of such sales are subsequently shown as revenue. Cash payments on initial recognition of such items, the cash receipts from rents and subsequent sales are all shown as cash flows from operating activities.

PAS 19, *Employee Benefits*
- The definition of 'past service costs' is revised to include reductions in benefits related to past services ('negative past service costs') and to exclude reductions in benefits related to future services that arise from plan amendments. Amendments to plans that result in a reduction in benefits related to future services are accounted for as a curtailment.

- The definition of 'return on plan assets' is revised to exclude plan administration costs if they have already been included in the actuarial assumptions used to measure the defined benefit obligation.
- The definition of 'short-term' and 'other long-term' employee benefits is revised to focus on the point in time at which the liability is due to be settled.
- The reference to the recognition of contingent liabilities is deleted to ensure consistency with PAS 37, *Provisions, Contingent Liabilities and Contingent Assets.*

PAS 23, *Borrowing Costs*

- The definition of borrowing costs is revised to consolidate the types of items that are considered components of 'borrowing costs', i.e., components of the interest expense calculated using the effective interest method.

PAS 28, *Investment in Associates*

- If an associate is accounted for at fair value in accordance with PAS 39, only the requirement of PAS 28 to disclose the nature and extent of any significant restrictions on the ability of the associate to transfer funds to the entity in the form of cash or repayment of loans applies.
- An investment in an associate is a single asset for the purpose of conducting the impairment test. Therefore, any impairment test is not separately allocated to the goodwill included in the investment balance.

PAS 31, *Interest in Joint Ventures*

- If a joint venture is accounted for at fair value, in accordance with PAS 39, only the requirements of PAS 31 to disclose the commitments of the venturer and the joint venture, as well as summary financial information about the assets, liabilities, income and expense will apply.

PAS 36, *Impairment of Assets*

- When discounted cash flows are used to estimate 'fair value less cost to sell' additional disclosure is required about the discount rate, consistent with disclosures required when the discounted cash flows are used to estimate 'value in use'.

PAS 38, *Intangible Assets*

- Expenditure on advertising and promotional activities is recognized as an expense when the Group either has the right to access the goods or has received the services. Advertising and promotional activities now specifically include mail order catalogues.
- References to there being rarely, if ever, persuasive evidence to support an amortization method for finite life intangible assets that results in a lower amount of accumulated amortization than under the straight-line method were removed, thereby effectively allowing the use of the unit of production method is deleted.

PAS 39, *Financial Instruments: Recognition and Measurement*

- Changes in circumstances relating to derivatives - specifically derivatives designated or de-designated as hedging instruments after initial recognition - are not reclassifications.

- When financial assets are reclassified as a result of an insurance company changing its accounting policy in accordance with paragraph 45 of PFRS 4, *Insurance Contracts*, this is a change in circumstance, not a reclassification.
- The reference to a 'segment' is removed when determining whether an instrument qualifies as a hedge.
- Use of the revised effective interest rate (rather than the original effective interest rate) is required when re-measuring a debt instrument on the cessation of fair value hedge accounting.

PAS 40, *Investment Property*

- The scope (and the scope of PAS 16) is revised to include property that is being constructed or developed for future use as an investment property. Where an entity is unable to determine the fair value of an investment property under construction, but expects to be able to determine its fair value on completion, the investment under construction will be measured at cost until such time as fair value can be determined or construction is complete.

PAS 41, *Agriculture*

- The reference to the use of a pre-tax discount rate is removed to determine fair value, thereby allowing use of either a pre-tax or post-tax discount rate depending on the valuation methodology used.
- The prohibition to take into account cash flows resulting from any additional transformations when estimating fair value is removed. Instead, cash flows that are expected to be generated in the 'most relevant market' are taken into account.

Effective in 2010

- Revised PFRS 3, *Business Combinations* and PAS 27, *Consolidated and Separate Financial Statements*
  The revised PFRS 3 introduces a number of changes in the accounting for business combinations that will impact the amount of goodwill recognized, the reported results in the period that an acquisition occurs, and future reported results. The revised PAS 27 requires, among others, that (a) change in ownership interests of a subsidiary (that do not result in loss of control) will be accounted for as an equity transaction and will have no impact on goodwill nor will it give rise to a gain or loss; (b) losses incurred by the subsidiary will be allocated between the controlling and non-controlling interests (previously referred to as 'minority interests'); even if the losses exceed the non-controlling equity investment in the subsidiary; and (c) on loss of control of a subsidiary, any retained interest will be remeasured to fair value and this will impact the gain or loss recognized on disposal. The changes introduced by the revised PFRS 3 must be applied prospectively, while changes introduced by the revised PAS 27 must be applied retrospectively with a few exceptions. The changes will affect future acquisitions and transactions with non-controlling interests.

- Amendment to PAS 39, *Financial Instruments: Recognition and Measurement - Eligible Hedged Items*
  The Amendment addresses only the designation of a one-sided risk in a hedged item, and the designation of inflation as a hedged risk or portion in particular situations. The amendment clarifies that an entity is permitted to designate a portion of the fair value changes or cash flow variability of a financial instrument as a hedged item.

- Philippine Interpretation IFRIC 17, *Distribution of Non-cash Assets to Owners*
This Interpretation covers accounting for two types of non-reciprocal distributions of assets by an entity to its owners acting in their capacity as owners. The two types of distribution are:
  a. distributions of non-cash assets (e.g., items of property, plant and equipment, businesses as defined in PFRS 3, ownership interests in another entity or disposal groups as defined in PFRS 5); and
  b. distributions that give owners a choice of receiving either non-cash assets or a cash alternative.

  This Interpretation addresses only the accounting by an entity that makes a non-cash asset distribution. It does not address the accounting by shareholders who receive such a distribution.

- Philippine Interpretation IFRIC 18, *Transfers of Assets from Customers*
This Interpretation covers accounting for transfers of items of property, plant and equipment by entities that receive such transfers from their customers. Agreements within the scope of this Interpretation are agreements in which an entity receives from a customer an item of property, plant and equipment that the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both. This Interpretation also applies to agreements in which an entity receives cash from a customer when that amount of cash must be used only to construct or acquire an item of property, plant and equipment and the entity must then use the item of property, plant and equipment either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or to do both.

Effective in 2012

- Philippine Interpretation IFRIC 15, *Agreements for the Construction of Real Estate*
This Interpretation covers accounting for revenue and associated expenses by entities that undertake the construction of real estate directly or through subcontractors. This Interpretation requires that revenue on construction of real estate be recognized only upon completion, except when such contract qualifies as a construction contract to be accounted for under PAS 11, *Construction Contracts*, or involves rendering of services in which case revenue is recognized based on stage of completion. Contracts involving provision of services with the construction materials and where the risks and rewards of ownership are transferred to the buyer on a continuous basis, will also be accounted for based on stage of completion.

3. Significant Accounting Judgments and Estimates

The preparation of the consolidated financial statements in compliance with PFRS requires the Group to make judgments and estimates that affect the reported amounts of assets, liabilities, income and expenses and disclosure of contingent assets and contingent liabilities. Future events may occur which will cause the assumptions used in arriving at the estimates to change. The effects of any change in estimates are reflected in the consolidated financial statements, as they become reasonably determinable.

Judgments and estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Judgments

In the process of applying the Group's accounting policies, management has made the following judgments, apart from those involving estimations, which have the most significant effect on the amounts recognized in the consolidated financial statements:

a. *Classification of financial instruments*
The Group exercises judgment in classifying a financial instrument, or its component parts, on initial recognition as either a financial asset, a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial asset, a financial liability or an equity instrument. The substance of a financial instrument, rather than its legal form, governs its classification in the consolidated balance sheet.

In addition, the Group classifies financial assets by evaluating, among others, whether the asset is quoted or not in an active market. Included in the evaluation on whether a financial asset is quoted in an active market is the determination on whether quoted prices are readily and regularly available, and whether those prices represent actual and regularly occurring market transactions on an arm's length basis.

The Group classifies nonderivative financial assets with fixed or determinable payments and fixed maturities as HTM investments. This classification requires significant judgment. In making this judgment, the Group evaluates its intention and ability to hold such investments to maturity. If the Group fails to keep these investments to maturity other than in certain specific circumstances, the Group will be required to reclassify the entire portfolio as AFS investments. Consequently, the investments would therefore be measured at fair value and not at amortized cost.

b. *Determination of fair values of financial instruments*
The Group carries certain financial assets and liabilities at fair value, which requires extensive use of accounting estimates and judgment. While significant components of fair value measurement were determined using verifiable objective evidence (i.e., foreign exchange rates, interest rates, volatility rates), the amount of changes in fair value would differ if the Group utilized different valuation methodologies and assumptions. Any change in fair value of these financial assets and liabilities would affect the consolidated statement of income and equity.

Where the fair values of certain financial assets and financial liabilities recorded in the consolidated balance sheet cannot be derived from active markets, they are determined using internal valuation techniques using generally accepted market valuation models. The inputs to these models are taken from observable markets where possible, but where this is not feasible, estimates are used in establishing fair values. The judgments include considerations of liquidity and model inputs such as correlation and volatility for longer dated derivatives.

The fair values of the Group's financial instruments are presented in Note 5 to the consolidated financial statements.

c. *Revenue from real estate sales*
Selecting an appropriate revenue recognition method for a particular real estate sale transaction requires certain judgment based on, among others:

- buyer's commitment on the sale which may be ascertained through the significance of the buyer's initial investment; and
- stage of completion of the project.

The Group's revenue from real estate sales are recognized based on the percentage-of-completion and the completion rate is measured principally on the basis of the estimated completion of a physical proportion of the contract work, and by reference to the actual costs incurred to date over the estimated total costs of the project.

d. *Classification of leases*
Management exercises judgment in determining whether substantially all the significant risks and rewards of ownership of the leased assets are transferred to the Group. Lease contracts, which transfer to the Group substantially all the risks and rewards incidental to ownership of the leased items, are capitalized. Otherwise, they are considered as operating leases.

The Group has certain lease agreements covering certain telecommunications equipment and passenger aircraft (Note 17) where the lease terms approximate the EUL of the assets, and provide for an option to purchase or transfer of ownership at the end of the lease. These leases are classified by the Group as finance leases.

The Group has also entered into commercial property leases on its investment property portfolio (Note 16). These leases do not provide for an option to purchase or transfer ownership of the property at the end of the lease and the related lease terms do not approximate the EUL of the assets being leased. The Group has determined that it retains all significant risks and rewards of ownership of these properties which are leased out on operating leases.

e. *Distinction between investment properties and owner-occupied properties*
The Group determines whether a property qualifies as investment property. In making its judgment, the Group considers whether the property generates cash flows largely independent of the other assets held by an entity. Owner-occupied properties generate cash flows that are attributable not only to the property but also to the other assets used in the production or supply process.

Some properties comprise a portion that is held to earn rentals or for capital appreciation and another portion that is held for use in the production or supply of goods or services or for administrative purposes. If these portions cannot be sold separately, the property is accounted for as an investment property, only if an insignificant portion is held for use in the production or supply of goods or services or for administrative purposes. Judgment is applied in determining whether ancillary services are so significant that a property does not qualify as an investment property.

The Group considers each property separately in making its judgment.

f. Consolidation of SPEs

The Group periodically undertakes transactions that may involve obtaining the right to control or significantly influence the operations of other companies. These transactions include the purchase of aircraft and assumption of certain liabilities. Also, included are transactions involving SPEs and similar vehicles. In all such cases, management makes an assessment as to whether the Group has the right to control or significantly influence the SPEs, and based on this assessment, the SPE is consolidated as a subsidiary or an associated company. In making this assessment, management considers the underlying economic substance of the transaction and not only the contractual terms.

g. Contingencies

The Group is currently involved in certain legal proceedings. The estimate of the probable costs for the resolution of these claims has been developed in consultation with outside counsel handling the defense in these matters and is based upon an analysis of potential results. The Group currently does not believe these proceedings will have a material effect on the Group's consolidated financial position. It is possible, however, that future results of operations could be materially affected by changes in the estimates or in the effectiveness of the strategies relating to these proceedings (Note 39).

h. Functional currency

PAS 21 requires management to use its judgment to determine the entity's functional currency such that it most faithfully represents the economic effects of the underlying transactions, events and conditions that are relevant to the entity. In making this judgment, the Group considers the following:

a. the currency that mainly influences sales prices for financial instruments and services (this will often be the currency in which sales prices for its financial instruments and services are denominated and settled);
b. the currency in which funds from financing activities are generated; and
c. the currency in which receipts from operating activities are usually retained.

Estimates

The key assumptions concerning the future and other sources of estimation uncertainty at the balance sheet date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are discussed below.

a. Revenue and cost recognition

The Group's revenue recognition policies require use of estimates and assumptions that may affect the reported amounts of revenue and costs.

- Rendering of telecommunications services

  Digitel's postpaid service arrangements include fixed monthly charges which are recognized over the subscription period on a pro-rata basis. Digitel bills the postpaid subscribers throughout the month according to the bill cycles of subscribers. As a result of the billing cycle cut-off, service revenue earned but not yet billed at end of the month is estimated and accrued based on actual usage. As of December 31, 2008 and 2007, accrued but unbilled services to subscribers (included under Other Current Liabilities in the consolidated balance sheet) amounted to ₱87.9 million and ₱90.5 million, respectively (Note 22).

Digitel's agreements with local and foreign carriers for inbound and outbound traffic subject to settlements require traffic reconciliations before actual settlement is done, which may not be the actual volume of traffic as measured by management. Initial recognition of revenue is based on observed traffic in the network, since normal historical experience adjustments are not material to the consolidated financial statements. The differences between the amounts initially recognized and actual settlements are taken up in the accounts upon reconciliation. However, there is no assurance that such use of estimates will not result in material adjustments in future periods.

As of December 31, 2008 and 2007, total unsettled net inbound traffic revenue from local and foreign traffic carriers (included under Receivables in the consolidated balance sheet) amounted to ₱505.5 million and ₱353.1 million, respectively (Note 11). As of December 31, 2008 and 2007, total unsettled net outbound traffic to local and foreign carriers (included under Accounts Payable and Accrued Expenses in the consolidated balance sheet) amounted to ₱212.5 million and ₱120.6 million, respectively (Note 21).

b. *Impairment of AFS investments*

AFS debt investments
The Group classifies certain financial assets as AFS investments and recognizes movements in the fair value in equity. When the fair value declines, management makes assumption about the decline in value to determine whether it is an impairment that should be recognized in the statement of income.

AFS equity investments
The Group treats AFS equity investments as impaired, when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is 'significant' or 'prolonged' requires judgment. The Group treats 'significant' generally as 20% or more and 'prolonged' as greater than 12 months for quoted equity securities. In addition, the Group evaluates other factors, including normal volatility in share price for quoted equities and the future cash flows and the discount factors for unquoted equities.

The Group recognized provision for impairment loss on AFS investments, included in Impairment Losses and Others in the consolidated statement of income, amounting to ₱11.7 million in 2008 (Note 31). As of December 31, 2008 and 2007, the carrying value of AFS investments amounted to ₱8.7 billion and ₱4.7 billion, respectively (Note 10).

c. *Estimation of allowance for impairment losses on receivables*
The Group maintains allowances for impairment loss on trade and other receivables at a level considered adequate to provide for potential uncollectible receivables. The level of this allowance is evaluated by management on the basis of factors that affect the collectibility of the accounts. These factors include, but are not limited to, the length of relationship with the customer, the customer's payment behavior and known market factors. The Group reviews the age and status of the receivables, and identifies accounts that are to be provided with allowances on a continuous basis. The Group provides full allowance for trade and other receivables that it deems uncollectible.

The amount and timing of recorded expenses for any period would differ if the Group made different judgments or utilized different estimates. An increase in the allowance for impairment loss on trade and other receivables would increase recorded operating expenses and decrease current assets.

Provisions for impairment losses on receivables included in Impairment Losses and Others in the consolidated statement of income amounted to ₱396.3 million, ₱287.4 million and ₱1.7 billion in 2008, 2007 and 2006, respectively (Note 31). As of December 31, 2008 and 2007, total receivables, net of allowance for impairment loss, amounted to ₱22.6 billion and ₱17.8 billion, respectively (Note 11).

d. *Determination of NRV of inventories*
The Group, in determining the NRV, considers any adjustment necessary for obsolescence which is generally provided at 100% for nonmoving items for more than one year. The Group adjusts the cost of inventory to the recoverable value at a level considered adequate to reflect market decline in the value of the recorded inventories. The Group reviews the classification of the inventories and generally provides adjustments for recoverable values of new, actively sold and slow-moving inventories by reference to prevailing values of the same inventories in the market.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in inventory obsolescence and market decline would increase recorded operating expenses and decrease current assets.

Inventory obsolescence and market decline (included under Impairment Losses and Others account in the consolidated statement of income) amounted to ₱419.2 million, ₱62.5 million and ₱107.0 million in 2008, 2007 and 2006, respectively (Note 31). The Group's inventories, net of inventory obsolescence and market decline, amounted to ₱11.9 billion and ₱10.3 billion as of December 31, 2008 and 2007, respectively (Note 12).

e. *Estimation of ARO*
The Group is legally required under various contracts to restore certain leased property and leased aircraft to its original condition and to bear the costs of dismantling and deinstallation at the end of the contract period. These costs are accrued based on an internal estimate which incorporates estimates on amount of asset retirement costs, third party margins and interest rates. The Group recognizes the present value of these costs as part of the balance of the related property, plant and equipment accounts, and depreciates such on a straight-line basis over the EUL of the related asset. The present value of dismantling or restoration costs is computed based on an average credit adjusted risk free rate of 10%. Assumptions used to compute ARO are to be reviewed and updated annually.

The amount and timing of recorded expenses for any period would differ if different judgments were made or different estimates were utilized. An increase in ARO would increase recorded operating expenses and increase noncurrent liabilities.

As of December 31, 2008 and 2007, the carrying values of the Group's ARO (included under Other Noncurrent Liabilities account in the consolidated balance sheet) amounted to ₱1.6 billion and ₱1.1 billion, respectively (Note 25).

f. *Estimation of useful lives of property, plant and equipment, investment properties and intangible assets with finite life*
The Group estimates the useful lives of its depreciable property, plant and equipment, investment properties and intangible assets based on the period over which the assets are expected to be available for use. The EUL of the depreciable property, plant and equipment, investment properties and intangible assets are reviewed at least annually and are updated, if expectations differ from previous estimates due to physical wear and tear and technical or commercial obsolescence on the use of these assets. It is possible that future results of operations could be materially affected by changes in these estimates brought about by changes in factors mentioned above. A reduction in the EUL of the depreciable property, plant and equipment, investment properties and intangible assets would increase depreciation and amortization expense and decrease noncurrent assets.

In 2008, the Group changed the EUL of certain telecommunications equipment and infrastructures from 15 to 20 years, resulting from new information affecting the expected utilization of these assets. The net effect of the change in EUL resulted in lower depreciation of ₱205.0 million for the year ended December 31, 2008.

As of December 31, 2008 and 2007, the balance of the Group's depreciable property, plant and equipment, investment properties and intangible assets follow:

	2008	2007
Property, plant and equipment (Note 17)	**₱119,635,153,503**	₱103,746,434,038
Investment properties (Note 16)	**15,329,734,738**	13,276,595,320
Intangible assets (Note 19)	**22,004,741**	18,708,415

g. *Estimation of fair values less estimated point-of-sale costs of biological assets*
The fair values are determined based on current market prices of livestock of similar age, breed and genetic merit. Point-of-sale costs include commissions to brokers and dealers, nonrefundable transfer taxes and duties. Point-of-sale costs exclude transport and other costs necessary to get the biological assets to the market. The fair values are reviewed and updated, if expectations differ from previous estimates due to changes brought by both physical change and price changes in the market. It is possible that future results of operations could be materially affected by changes in these estimates brought about by the changes in factors mentioned.

As of December 31, 2008 and 2007, the Group's biological assets carried at fair values less estimated point-of-sale costs amounted to ₱1.2 billion and ₱966.2 million as of December 31, 2008 and 2007, respectively (Note 18).

h. *Estimation of pension and other benefits costs*
The determination of the obligation and cost of pension and other employee benefits is dependent on the selection of certain assumptions used in calculating such amounts. Those assumptions include, among others, discount rates, expected returns on plan assets and salary increase rates (Note 33). Actual results that differ from the Group's assumptions are accumulated and amortized over future periods and therefore, generally affect the recognized expense and recorded obligation in such future periods.

While the Group believes that the assumptions are reasonable and appropriate, significant differences between actual experiences and assumptions may materially affect the cost of employee benefits and related obligations.

The Group also estimates other employee benefits obligation and expense, including the cost of paid leaves based on historical leave availments of employees, subject to the Group's policy. These estimates may vary depending on the future changes in salaries and actual experiences during the year.

As of December 31, 2008 and 2007, the balance of the Group's present value of defined benefit obligations and other employee benefits follow:

	2008	2007
Present value of defined benefit obligations (Note 33)	**₱1,492,533,801**	₱1,270,611,650
Other employee benefits	**216,134,030**	171,382,149

i. *Assessment of impairment on property, plant and equipment, investment properties, investments in associates and joint ventures, goodwill and other intangible assets*
The Group assesses the impairment on property, plant and equipment, investment properties, investments in associates and joint ventures, goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The factors that the Group considers important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of use of the acquired assets or the strategy for overall business; and
- significant negative industry or economic trends.

The Group determines an impairment loss whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount has been determined based on value in use calculation. The cash flows are derived from the budget for the next five years and do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the asset base of the cash generating unit being tested. The recoverable amount is most sensitive to the discount rated used for the discounted cash flow model as will as the expected future cash-inflows and the growth rate used for extrapolation purposes.

As of December 31, 2008 and 2007, the balance of the Group's nonfinancial assets, net of accumulated depreciation, amortization and impairment loss follow:

	2008	2007
Property, plant and equipment (Note 17)	**₱121,915,401,869**	₱105,498,161,895
Investment properties (Note 16)	**27,689,329,277**	24,045,776,100
Investments in associates and joint ventures (Note 15)	**25,145,714,203**	18,875,832,016
Goodwill (Note 31)	**890,375,020**	872,795,433
Intangible assets (Note 19)	**871,090,222**	392,393,888

j. Recognition of deferred tax assets

The Group reviews the carrying amounts of deferred taxes at each balance sheet date and reduces the deferred tax assets to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be utilized. However, there is no assurance that the Group will generate sufficient taxable income to allow all or part of deferred tax assets to be utilized.

As of December 31, 2008 and 2007, the Group's recognized deferred tax assets amounted to ₱2.1 billion and ₱2.6 billion, respectively (Note 34).

The Group has certain subsidiaries which enjoy the benefits of an income tax holiday (ITH). As such, no deferred tax assets were set up on certain gross deductible temporary differences that are expected to reverse or expire within the ITH period (Notes 34 and 37). As of December 31, 2008 and 2007, the total amount of temporary differences, in which the Group did not recognize any deferred tax assets, amounted to ₱7.6 billion and ₱4.9 billion, respectively (Note 34).

4. Financial Risk Management Objectives and Policies

The Group's principal financial instruments, other than derivative financial instruments, comprise cash and cash equivalents, financial assets at FVPL, HTM investments, AFS investments and interest-bearing loans and borrowings and payables and other financial liabilities. The main purpose of these financial instruments is to finance the Group's operations and related capital expenditures. The Group has various other financial assets and financial liabilities, such as trade receivables and payables which arise directly from its operations. The Parent Company and certain subsidiaries are counterparties to derivative contracts, such as currency forwards, cross currency swaps, credit default swaps, equity options, currency options and commodity options. These derivatives are entered into as a means of reducing or managing their respective foreign exchange and interest rate exposures, as well as for trading purposes.

The BODs of the Parent Company and its subsidiaries review and approve policies for managing each of these risks and they are summarized below, together with the related risk management structure.

Risk Management Structure
The BOD of the Parent Company and the respective BODs of each subsidiary are ultimately responsible for the oversight of the Group's risk management processes that involve identifying, measuring, analyzing, monitoring and controlling risks.

The risk management framework encompasses environmental scanning, the identification and assessment of business risks, development of risk management strategies, design and implementation of risk management capabilities and appropriate responses, monitoring risks and risk management performance, and identification of areas and opportunities for improvement in the risk management process.

Each BOD has created the board-level Audit Committee (AC) to spearhead the managing and monitoring of risks.

AC
The AC shall assist the Group's BOD in its fiduciary responsibility for the over-all effectiveness of risk management systems and the internal audit functions of the Group. Furthermore, it is also the AC's purpose to lead in the general evaluation and to provide assistance in the continuous improvements of risk management, control and governance processes.

The AC also aims to ensure that:

a. financial reports comply with established internal policies and procedures, pertinent accounting and audit standards and other regulatory requirements;
b. risks are properly identified, evaluated and managed, specifically in the areas of managing credit, market, liquidity, operational, legal and other risks, and crisis management.
c. audit activities of internal and external auditors are done based on plan, and deviations are explained through the performance of direct interface functions with the internal and external auditors; and
d. the Group's BOD is properly assisted in the development of policies that would enhance the risk management and control systems.

Enterprise Risk Management Group (ERMG)
ERMG was created to be primarily responsible for the execution of the enterprise risk management framework. The ERMG's main concerns include:

a. recommendation of risk policies, strategies, principles, framework and limits;
b. management of fundamental risk issues and monitoring of relevant risk decisions;
c. support to management in implementing the risk policies and strategies; and
d. development of a risk awareness program.

Support groups have likewise been created to explicitly manage on a day-to-day basis specific types of risks like trade receivables, supplier management, etc.

Compliance with the principles of good corporate governance is also one of the objectives of the BOD. To assist the BOD in achieving this purpose, the BOD has designated a Compliance Officer who shall be responsible for monitoring the actual compliance with the provisions and requirements of the Corporate Governance Manual and other requirements on good corporate governance, identifying and monitoring control compliance risks, determining violations, and recommending penalties on such infringements for further review and approval of the BOD, among others.

Risk Management Policies
The main risks arising from the use of financial instruments are credit risk, liquidity risk and market risk, namely, foreign currency risk, commodity price risk, equity price risk and interest rate risk. The Group's policies for managing the aforementioned risks are summarized below.

Credit Risk
The Group transacts only with recognized, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets of the Group, which comprise cash and cash equivalents, financial assets at FVPL, AFS investments, receivables, refundable security deposits, HTM investments and certain derivative instruments, the Group's exposure to credit risk arises from default of the counterparty with a maximum exposure equal to the carrying amount of these instruments.

a. Credit risk exposure

The table below shows the gross maximum exposure to credit risk (including derivatives) of the Group as of December 31, 2008 and 2007, without considering the effects of collaterals and other credit risk mitigation techniques.

	2008	2007
Cash and cash equivalents (excluding cash on hand amounting to ₱630,215,822 and ₱498,252,196 as of December 31, 2008 and 2007, respectively) (Note 7)	**₱7,111,880,312**	₱12,788,181,464
Derivative financial instruments (Note 8)	**1,138,164,659**	3,303,006,306
Financial assets at FVPL (Note 9):		
Held-for-trading:		
Debt securities:		
Private	**3,774,797,039**	11,323,586,525
Government	**856,664,493**	5,236,960,225
Subtotal	**4,631,461,532**	16,560,546,750

(Forward)

	2008	2007
Equity securities:		
Quoted	**₱1,402,144,918**	₱2,680,144,718
Unquoted	**4,905**	7,348
Subtotal	**1,402,149,823**	2,680,152,066
	6,033,611,355	19,240,698,816
AFS investments (Note 10):		
Debt securities:		
Government	**5,282,748,998**	3,252,505,654
Private	**3,212,244,939**	285,247,261
Subtotal	**8,494,993,937**	3,537,752,915
Equity securities:		
Quoted	**151,177,548**	1,194,760,176
Unquoted	**19,223,336**	2,090,171
Subtotal	**170,400,884**	1,196,850,347
	8,665,394,821	4,734,603,262
Receivables (Note 11):		
Trade receivables	**11,453,475,184**	8,972,268,984
Finance receivables	**6,815,893,744**	5,206,496,384
Due from related parties	**2,077,687,618**	1,576,380,867
Interest receivable	**406,288,225**	702,667,101
Other receivables	**1,892,308,288**	1,380,160,928
	22,645,653,059	17,837,974,264
HTM investments (Note 14):		
Treasury notes	**391,566,856**	107,750,377
Government securities	**121,202,892**	114,607,639
Private bonds	**–**	38,781,246
	512,769,748	261,139,262
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated balance sheet) (Note 20)	**2,416,813,113**	564,696,243
Others financial assets (included under Other Noncurrent Assets in the consolidated balance sheet) (Notes 13 and 20)	**583,321,074**	313,731,856
	49,107,608,141	59,044,031,473
Credit risk exposures on off-balance sheet items (Note 39):		
Contingent liabilities	**78,438,268**	17,962,797
Commitments	**222,591,200**	–
	301,029,468	17,962,797
	₱49,408,637,609	₱59,061,994,270

b. Risk concentrations of the maximum exposure to credit risk

Concentrations arise when a number of counterparties are engaged in similar business activities or activities in the same geographic region or have similar economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group's performance to developments affecting a particular industry or geographical location. Such credit risk concentrations, if not properly managed, may cause significant losses that could threaten the Group's financial strength and undermine public confidence.

The Group's policies and procedures include specific guidelines to focus on maintaining a diversified portfolio. In order to avoid excessive concentrations of risk, identified concentrations of credit risks are controlled and managed accordingly.

i. Concentration by geographical location

The Group's credit risk exposures as of December 31, 2008 and 2007, before taking into account any collateral held or other credit enhancements, is categorized by geographic location as follows:

	2008					
	Philippines	Asia (excluding Philippines)	United States	Europe	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱5,003,126,013	₱1,380,067,574	₱695,606,920	₱33,079,805	₱–	₱7,111,880,312
Derivative financial instruments	156,607,359	722,600,143	10,817,495	248,139,662	–	1,138,164,659
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	841,812,105	265,185,390	1,011,530,460	1,145,993,493	510,275,591	3,774,797,039
Government	780,320,218	53,038,240	–	–	23,306,035	856,664,493
	1,622,132,323	318,223,630	1,011,530,460	1,145,993,493	533,581,626	4,631,461,532
Equity securities:						
Quoted	266,837,899	187,288,335	460,034,904	487,983,780	–	1,402,144,918
Unquoted	–	4,905	–	–	–	4,905
	266,837,899	187,293,240	460,034,904	487,983,780	–	1,402,149,823
	1,888,970,222	505,516,870	1,471,565,364	1,633,977,273	533,581,626	6,033,611,355
AFS investments:						
Debt securities:						
Government	4,248,156,223	133,089,433	193,973,759	513,555,824	193,973,759	5,282,748,998
Private	104,098,500	1,097,072,349	739,132,330	712,949,079	558,992,681	3,212,244,939
	4,352,254,723	1,230,161,782	933,106,089	1,226,504,903	752,966,440	8,494,993,937
Equity securities:						
Quoted	151,177,548	–	–	–	–	151,177,548
Unquoted	19,223,336	–	–	–	–	19,223,336
	170,400,884	–	–	–	–	170,400,884
	4,522,655,607	1,230,161,782	933,106,089	1,226,504,903	752,966,440	8,665,394,821
Receivables:						
Trade receivables	9,481,457,258	1,603,953,860	177,688,851	190,375,215	–	11,453,475,184
Finance receivables	6,815,893,744	–	–	–	–	6,815,893,744
Due from related parties	309,133,458	693,331,092	1,075,223,068	–	–	2,077,687,618
Interest receivable	216,277,419	30,577,524	156,620,811	1,982,059	830,412	406,288,225
Other receivables	1,615,973,358	276,334,930	–	–	–	1,892,308,288
	18,438,735,237	2,604,197,406	1,409,532,730	192,357,274	830,412	22,645,653,059
HTM investments:						
Treasury notes	391,566,856	–	–	–	–	391,566,856
Government securities	121,202,892	–	–	–	–	121,202,892
	512,769,748	–	–	–	–	512,769,748
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated balance sheet)	400,542,104	1,870,482,596	–	145,788,413	–	2,416,813,113
Other financial assets (included under Other Noncurrent Assets in the consolidated balance sheet)	236,641,358	195,003,430	151,676,286	–	–	583,321,074
	31,160,047,648	8,508,029,801	4,672,304,884	3,479,847,330	1,287,378,478	49,107,608,141

(Forward)

	2008					
	Philippines	**Asia (excluding Philippines)**	**United States**	**Europe**	**Others***	**Total**
Credit risk exposures on off-balance sheet items:						
Contingent liabilities	**₱78,438,268**	**₱–**	**₱–**	**₱–**	**₱–**	**₱78,438,268**
Commitments	**222,591,200**	**–**	**–**	**–**	**–**	**222,591,200**
	301,029,468	**–**	**–**	**–**	**–**	**301,029,468**
	₱31,461,077,116	**₱8,508,029,801**	**₱4,672,304,884**	**₱3,479,847,330**	**₱1,287,378,478**	**₱49,408,637,609**

**Others include South American countries (i.e., Argentina and Mexico).*

	2007					
	Philippines	Asia (excluding Philippines)	United States	Europe	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱7,440,950,293	₱5,002,852,930	₱3,340,796	₱341,037,445	₱–	₱12,788,181,464
Derivative financial instruments	1,501,576,226	1,319,105,475	120,442	482,204,163	–	3,303,006,306
Financial assets at FVPL:						
Held-for-trading:						
Debt securities:						
Private	2,334,970,909	1,642,467,777	2,208,496,181	3,750,682,532	1,386,969,126	11,323,586,525
Government	3,316,746,625	297,803,244	349,089,150	924,232,056	349,089,150	5,236,960,225
	5,651,717,534	1,940,271,021	2,557,585,331	4,674,914,588	1,736,058,276	16,560,546,750
Equity securities:						
Quoted	857,181,799	388,652,772	773,002,868	661,307,279	–	2,680,144,718
Unquoted	–	7,348	–	–	–	7,348
	857,181,799	388,660,120	773,002,868	661,307,279	–	2,680,152,066
	6,508,899,333	2,328,931,141	3,330,588,199	5,336,221,867	1,736,058,276	19,240,698,816
AFS investments:						
Debt securities:						
Government	3,252,505,654	–	–	–	–	3,252,505,654
Private	2,000,000	–	283,247,261	–	–	285,247,261
	3,254,505,654	–	283,247,261	–	–	3,537,752,915
Equity securities:						
Quoted	1,194,760,176	–	–	–	–	1,194,760,176
Unquoted	2,090,171	–	–	–	–	2,090,171
	1,196,850,347	–	–	–	–	1,196,850,347
	4,451,356,001	–	283,247,261	–	–	4,734,603,262
Receivables:						
Trade receivables	7,161,374,064	1,536,375,945	131,620,069	142,898,906	–	8,972,268,984
Finance receivables	5,206,496,384	–	–	–	–	5,206,496,384
Due from related parties	203,583,543	872,158,797	500,638,527	–	–	1,576,380,867
Interest receivable	252,665,471	438,129,089	10,166,645	1,705,896	–	702,667,101
Other receivables	992,033,352	384,471,095	3,656,481	–	–	1,380,160,928
	13,816,152,814	3,231,134,926	646,081,722	144,604,802	–	17,837,974,264
HTM investments:						
Treasury notes	107,750,377	–	–	–	–	107,750,377
Government securities	114,607,639	–	–	–	–	114,607,639
Private bonds	38,781,246	–	–	–	–	38,781,246
	261,139,262	–	–	–	–	261,139,262
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated balance sheet)	410,356,893	–	–	154,339,350	–	564,696,243
Other financial assets (included under Other Noncurrent Assets in the consolidated balance sheet)	313,731,856	–	–	–	–	313,731,856
	34,704,162,678	11,882,024,472	4,263,378,420	6,458,407,627	1,736,058,276	59,044,031,473
Credit risk exposures on off-balance sheet items:						
Contingent liabilities	17,962,797	–	–	–	–	17,962,797
Commitments	–	–	–	–	–	–
	17,962,797	–	–	–	–	17,962,797
	₱34,722,125,475	₱11,882,024,472	₱4,263,378,420	₱6,458,407,627	₱1,736,058,276	₱59,061,994,270

**Others include South American countries (i.e., Argentina and Mexico).*

ii. Concentration by industry

The table below shows the industry sector analysis of the Group's financial assets as of December 31, 2008 and 2007, before taking into account any collateral held or other credit enhancements.

	2008											
	Manufacturing	Real Estate, Renting and Related Business *Activities*	Wholesale and *Retail Trade*	Private *Households*	Financial *Intermediaries*	Transportation, Storage and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱–	₱–	₱–	₱–	₱7,111,880,312	₱–	₱–	₱–	₱–	₱–	₱–	₱7,111,880,312
Derivative financial instruments	28,289,249	–	29,486,267	–	575,109,961	–	492,055,948	–	–	–	13,223,234	1,138,164,659
Financial assets at FVPL:												
Held-for-trading:												
Debt securities:												
Private	–	90,548,901	–	–	1,149,640,395	603,581,036	–	–	63,205,960	–	1,867,820,747	3,774,797,039
Government	–	–	–	–	856,664,493	–	–	–	–	–	–	856,664,493
	–	90,548,901	–	–	2,006,304,888	603,581,036	–	–	63,205,960	–	1,867,820,747	4,631,461,532
Equity securities:												
Quoted	–	–	–	–	833,435,395	219,755,824	–	–	817,995	–	348,135,704	1,402,144,918
Unquoted	–	–	–	–	4,905	–	–	–	–	–	–	4,905
	–	–	–	–	833,440,300	219,755,824	–	–	817,995	–	348,135,704	1,402,149,823
	–	90,548,901	–	–	2,839,745,188	823,336,860	–	–	64,023,955	–	2,215,956,451	6,033,611,355
AFS investments:												
Debt securities:												
Government	–	–	–	–	5,282,748,998	–	–	–	–	–	–	5,282,748,998
Private	–	–	–	–	1,314,890,456	554,561,049	–	–	388,947,446	–	953,845,988	3,212,244,939
	–	–	–	–	6,597,639,454	554,561,049	–	–	388,947,446	–	953,845,988	8,494,993,937
Equity securities:												
Quoted	2,208,437	–	–	–	99,966,460	49,002,651	–	–	–	–	–	151,177,548
Unquoted	–	–	–	–	–	–	–	–	–	–	19,223,336	19,223,336
	2,208,437	–	–	–	99,966,460	49,002,651	–	–	–	–	19,223,336	170,400,884
	2,208,437	–	–	–	6,697,605,914	603,563,700	–	–	388,947,446	–	973,069,324	8,665,394,821

(Forward)

	2008											
	Manufacturing	Real Estate, Renting and Related Business Activities	Wholesale and Retail Trade	Private Households	Financial Intermediaries	Transportation, Storage and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Receivables:												
Trade receivables	₱4,134,115,362	₱4,130,853,164	₱256,244,544	₱265,066,124	₱47,530,991	₱1,263,935,737	₱12,255,298	₱7,897,980	₱3,960,737	₱33,958,362	₱1,297,656,885	₱11,453,475,184
Finance receivables	659,890,820	963,245,592	1,147,565,427	–	283,148,477	386,209,859	133,163,649	175,447,597	457,529,976	–	2,609,692,347	6,815,893,744
Due from related parties	–	303,946,779	43,029,005	–	41,812,013	33,262,462	–	361,662	–	–	1,655,275,697	2,077,687,618
Interest receivable	246,676	–	–	–	231,476,208	–	–	–	–	–	174,565,341	406,288,225
Other receivables	205,784,319	283,956,532	6,721,332	–	–	11,776,254	4,561,453	56,001,654	121,070,022	264,495,019	937,941,703	1,892,308,288
	5,000,037,177	5,682,002,067	1,453,560,308	265,066,124	603,967,689	1,695,184,312	149,980,400	239,708,893	582,560,735	298,453,381	6,675,131,973	22,645,653,059
HTM investments:												
Treasury notes	–	–	–	–	–	–	–	–	–	391,566,856	–	391,566,856
Government securities	–	–	–	–	–	–	–	–	–	121,202,892	–	121,202,892
	–	–	–	–	–	–	–	–	–	512,769,748	–	512,769,748
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated balance sheet)	778,934	384,018,883	–	–	–	2,016,271,009	–	–	–	–	15,744,287	2,416,813,113
Other financial assets (included under Other Noncurrent Assets in the consolidated balance sheet)	369,693,487	3,743,538	–	–	151,676,286	–	–	8,667,873	–	–	49,539,890	583,321,074
	5,401,007,284	6,160,313,389	1,483,046,575	265,066,124	17,979,985,350	5,138,355,881	642,036,348	248,376,766	1,035,532,136	811,223,129	9,942,665,159	49,107,608,141
Credit risk exposures on off-balance sheet items:												
Contingent liabilities	–	–	–	–	–	–	–	–	–	–	78,438,268	78,438,268
Commitments	–	–	–	–	–	–	–	–	–	–	222,591,200	222,591,200
	–	–	–	–	–	–	–	–	–	–	301,029,468	301,029,468
	₱5,401,007,284	₱6,160,313,389	₱1,483,046,575	₱265,066,124	₱17,979,985,350	₱5,138,355,881	₱642,036,348	₱248,376,766	₱1,035,532,136	₱811,223,129	₱10,243,694,627	₱49,408,637,609

Others include consumer, community, social and personal services, education, mining and quarrying, and health and social work sectors.

	2007											
	Manufacturing	Real Estate, Renting and Related Business Activities	Wholesale and Retail Trade	Private Households	Financial Intermediaries	Transportation, Storage and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Cash and cash equivalents (excluding cash on hand)	₱902,681,244	₱1,545,921,640	₱–	₱–	₱10,109,227,343	₱212,133,634	₱–	₱18,217,603	₱–	₱–	₱–	₱12,788,181,464
Derivative financial instruments	135,458,907	–	314,218,130	–	1,805,200,275	123,076,655	912,086,004	–	–	–	12,966,335	3,303,006,306
Financial assets at FVPL:												
Held-for-trading:												
Debt securities:												
Private	–	107,298,880	–	–	4,576,106,961	1,151,086,909	–	–	460,895,987	–	5,028,197,788	11,323,586,525
Government	–	–	–	–	884,711,513	–	–	–	–	–	4,352,248,712	5,236,960,225
	–	107,298,880	–	–	5,460,818,474	1,151,086,909	–	–	460,895,987	–	9,380,446,500	16,560,546,750
Equity securities:												
Quoted	–	–	–	–	1,413,871,654	237,077,337	–	–	1,108,533	–	1,028,087,194	2,680,144,718
Unquoted	–	–	–	–	7,348	–	–	–	–	–	–	7,348
	–	–	–	–	1,413,879,002	237,077,337	–	–	1,108,533	–	1,028,087,194	2,680,152,066
	–	107,298,880	–	–	6,874,697,476	1,388,164,246	–	–	462,004,520	–	10,408,533,694	19,240,698,816
AFS *investments:*												
Debt securities:												
Government	–	–	–	–	3,252,505,654	–	–	–	–	–	–	3,252,505,654
Private	–	–	–	–	283,247,261	–	–	–	–	–	2,000,000	285,247,261
	–	–	–	–	3,535,752,915	–	–	–	–	–	2,000,000	3,537,752,915
Equity securities:												
Quoted	–	–	–	–	260,395,938	–	–	–	–	–	934,364,238	1,194,760,176
Unquoted	–	–	–	–	–	–	–	–	–	–	2,090,171	2,090,171
	–	–	–	–	260,395,938	–	–	–	–	–	936,454,409	1,196,850,347
	–	–	–	–	3,796,148,853	–	–	–	–	–	938,454,409	4,734,603,262

(Forward)

	2007											
	Manufacturing	Real Estate, Renting and Related Business Activities	Wholesale and Retail Trade	Private Households	Financial Intermediaries	Transportation, Storage and Communication	Construction	Agricultural, Hunting and Forestry	Electricity, Gas and Water	Public Administration and Defense	Others*	Total
Receivables - net:												
Trade receivables	₱4,072,697,256	₱2,829,665,530	₱103,068,158	₱202,292,817	₱21,070,084	₱1,071,277,406	₱3,909,688	₱81,873,268	₱4,330,065	₱128,553,445	₱453,531,267	₱8,972,268,984
Finance receivables	671,171,275	603,516,088	710,858,998	–	–	374,003,448	456,094,824	145,377,798	150,000,000	–	2,095,473,953	5,206,496,384
Due from related parties	86,229,039	107,611,526	31,740,345	–	699,092,334	46,880,472	–	–	–	–	604,827,151	1,576,380,867
Interest receivable	13,364,000	37,537,081	1,392,431	–	622,930,360	1,303,519	–	–	–	–	26,139,710	702,667,101
Other receivables	831,953,611	254,957,564	19,043,516	–	–	16,395,221	–	2,402,756	107,782,080	1,095,803	146,530,377	1,380,160,928
	5,675,415,181	3,833,287,789	866,103,448	202,292,817	1,343,092,778	1,509,860,066	460,004,512	229,653,822	262,112,145	129,649,248	3,326,502,458	17,837,974,264
HTM investments:												
Treasury notes	–	–	–	–	–	–	–	–	–	107,750,377	–	107,750,377
Government securities	–	–	–	–	–	–	–	–	–	114,607,639	–	114,607,639
Private bonds	–	–	–	–	–	–	–	–	–	38,781,246	–	38,781,246
	–	–	–	–	–	–	–	–	–	261,139,262	–	261,139,262
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated balance sheet)	–	410,356,893	–	–	–	154,339,350	–	–	–	–	–	564,696,243
Other financial assets (included under Other Noncurrent Assets in the consolidated balance sheet)	–	–	–	–	313,731,856	–	–	–	–	–	–	313,731,856
	6,713,555,332	5,896,865,202	1,180,321,578	202,292,817	24,242,098,581	3,387,573,951	1,372,090,516	247,871,425	724,116,665	390,788,510	14,686,456,896	59,044,031,473
Credit risk exposures on off-balance sheet items:												
Contingent liabilities	–	–	–	–	–	–	–	–	–	–	17,962,797	17,962,797
Commitments	–	–	–	–	–	–	–	–	–	–	–	–
	–	–	–	–	–	–	–	–	–	–	17,962,797	17,962,797
	₱6,713,555,332	₱5,896,865,202	₱1,180,321,578	₱202,292,817	₱24,242,098,581	₱3,387,573,951	₱1,372,090,516	₱247,871,425	₱724,116,665	₱390,788,510	₱14,704,419,693	₱59,061,994,270

** Others include consumer, community, social and personal services, education, mining and quarrying, and health and social work sectors.*

c. Credit quality per class of financial assets

The table below shows the credit quality by class of financial assets gross of allowance for impairment losses:

	2008				
	Neither Past Due Nor Impaired			Past Due	
	High Grade	Standard Grade	Substandard Grade	or Individually Impaired	Total
Cash and cash equivalents (excluding cash on hand)	₱7,111,880,312	₱–	₱–	₱–	₱7,111,880,312
Derivative financial instruments (Note 8)	1,138,164,659	–	–	–	1,138,164,659
Financial assets at FVPL:					
Held-for-trading:					
Debt securities:					
Private	2,936,255,434	675,925,983	162,615,622	–	3,774,797,039
Government	–	856,664,493	–	–	856,664,493
	2,936,255,434	1,532,590,476	162,615,622	–	4,631,461,532
Equity securities:					
Quoted	1,332,890,023	69,254,895	–	–	1,402,144,918
Unquoted	–	4,905	–	–	4,905
	1,332,890,023	69,259,800	–	–	1,402,149,823
	4,269,145,457	1,601,850,276	162,615,622	–	6,033,611,355
AFS investments:					
Debt securities:					
Government	2,864,392,419	1,870,137,471	548,219,108	–	5,282,748,998
Private	1,352,142,891	345,307,290	841,983,893	672,810,865	3,212,244,939
	4,216,535,310	2,215,444,761	1,390,203,001	672,810,865	8,494,993,937
Equity securities:					
Quoted	151,177,548	–	–	–	151,177,548
Unquoted	19,223,336	–	–	–	19,223,336
	170,400,884	–	–	–	170,400,884
	4,386,936,194	2,215,444,761	1,390,203,001	672,810,865	8,665,394,821
Receivables:					
Trade receivables	5,432,246,652	357,520,136	5,289,337	8,534,448,547	14,329,504,672
Finance receivables	5,000,710,854	1,287,000,000	13,019,334	668,182,890	6,968,913,078
Due from related parties	1,130,564,138	947,123,480	–	1,171,060,007	3,248,747,625
Interest receivable	405,944,797	–	–	343,428	406,288,225
Other receivables	1,126,561,324	112,754,130	1,191,012	666,784,495	1,907,290,961
	13,096,027,765	2,704,397,746	19,499,683	11,040,819,367	26,860,744,561
HTM investments:					
Treasury notes	391,566,856	–	–	–	391,566,856
Government securities	121,202,892	–	–	–	121,202,892
	512,769,748	–	–	–	512,769,748
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated balance sheet)	2,416,034,179	778,934	–	–	2,416,813,113
Other financial assets (included under Other Noncurrent Assets in the consolidated balance sheet)	356,064,639	227,207,235	49,200	–	583,321,074
	33,287,022,953	6,749,678,952	1,572,367,506	11,713,630,232	53,322,699,643
Credit risk exposures on off-balance sheet items:					
Contingent liabilities	78,438,268	–	–	–	78,438,268
Commitments	222,591,200	–	–	–	222,591,200
	301,029,468	–	–	–	301,029,468
	₱33,588,052,421	₱6,749,678,952	₱1,572,367,506	₱11,713,630,232	₱53,623,729,111

	2007				
	Neither Past Due Nor Impaired			Past Due or Individually Impaired	Total
	High Grade	Standard Grade	Substandard Grade		
Cash and cash equivalents (excluding cash on hand)	₱12,788,181,464	₱–	₱–	₱–	₱12,788,181,464
Derivative financial instruments	3,303,006,306	–	–	–	3,303,006,306
Financial assets at FVPL:					
Held-for-trading:					
Debt securities:					
Private	11,323,586,525	–	–	–	11,323,586,525
Government	5,236,960,225	–	–	–	5,236,960,225
	16,560,546,750	–	–	–	16,560,546,750
Equity securities:					
Quoted	2,680,144,718	–	–	–	2,680,144,718
Unquoted	7,348	–	–	–	7,348
	2,680,152,066	–	–	–	2,680,152,066
	19,240,698,816	–	–	–	19,240,698,816
AFS investments:					
Debt securities:					
Government	3,252,505,654	–	–	–	3,252,505,654
Private	285,247,261	–	–	–	285,247,261
	3,537,752,915	–	–	–	3,537,752,915
Equity securities:					
Quoted	1,194,760,176	–	–	–	1,194,760,176
Unquoted	2,090,171	–	–	–	2,090,171
	1,196,850,347				1,196,850,347
	4,734,603,262	–	–	–	4,734,603,262
Receivables:					
Trade receivables	4,277,610,293	57,098,631	124,972,842	7,557,890,781	12,017,572,547
Finance receivables	4,416,113,428	767,386,370	1,100,000	182,383,869	5,366,983,667
Due from related parties	861,086,088	327,810,455	–	1,558,544,331	2,747,440,874
Interest receivable	272,436,010	19,762,736	–	410,468,355	702,667,101
Other receivables	793,513,356	35,697,068	4,990,698	559,111,479	1,393,312,601
	10,620,759,175	1,207,755,260	131,063,540	10,268,398,815	22,227,976,790
HTM investments:					
Treasury notes	107,750,377	–	–	–	107,750,377
Government	114,607,639	–	–	–	114,607,639
Private bonds	38,781,246	–	–	–	38,781,246
	261,139,262	–	–	–	261,139,262
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated balance sheet)	564,696,243	–	–	–	564,696,243
Other financial assets (included under Other Noncurrent Assets in the consolidated balance sheet)	313,731,856	–	–	–	313,731,856
	51,826,816,384	1,207,755,260	131,063,540	10,268,398,815	63,434,033,999
Credit risk exposures on off-balance sheet items:					
Contingent liabilities	17,962,797	–	–	–	17,962,797
Commitments	–	–	–	–	–
	17,962,797	–	–	–	17,962,797
	₱51,844,779,181	₱1,207,755,260	₱131,063,540	₱10,268,398,815	₱63,451,996,796

High grade cash and cash equivalents are short-term placements and working cash fund placed, invested, or deposited in foreign and local banks belonging to the top 10 banks in the Philippines in terms of resources and profitability.

High grade accounts are accounts considered to be high value. The counterparties have a very remote likelihood of default and have consistently exhibited good paying habits.

Standard grade accounts are active accounts with minimal to regular instances of payment default, due to ordinary/common collection issues. These accounts are typically not impaired as the counterparties generally respond to credit actions and update their payments accordingly.

Substandard grade accounts are accounts which have probability of impairment based on historical trend. These accounts show propensity to default in payment despite regular follow-up actions and extended payment terms.

d. Aging analysis of receivables by class

The aging analysis of the Group's receivables as of December 31, 2008 and 2007 follow:

	2008						
	Neither Past Due Nor Impaired	Past Due But Not Impaired				Past Due and Impaired	Total
		Less than 30 Days	30 to 60 Days	61 to 90 Days	Over 90 Days		
Trade receivables	₱5,795,056,125	₱2,282,091,886	₱1,168,275,312	₱353,298,355	₱1,854,753,506	₱2,876,029,488	₱14,329,504,672
Finance receivables	6,300,730,188	375,817,589	6,977,522	16,453,980	115,914,465	153,019,334	6,968,913,078
Due from related parties (Note 36)	2,077,687,618	–	–	–	–	1,171,060,007	3,248,747,625
Interest receivable	405,944,797	200,356	143,072	–	–	–	406,288,225
Others	1,240,506,466	256,739,108	75,872,315	11,908,929	307,281,470	14,982,673	1,907,290,961
	₱15,819,925,194	₱2,914,848,939	₱1,251,268,221	₱381,661,264	₱2,277,949,441	₱4,215,091,502	₱26,860,744,561

	2007						
	Neither Past Due Nor Impaired	Past Due But Not Impaired				Past Due and Impaired	Total
		Less than 30 Days	30 to 60 Days	60 to 90 Days	Over 90 Days		
Trade receivables	₱4,459,681,766	₱2,242,424,735	₱1,009,111,615	₱368,539,186	₱892,511,682	₱3,045,303,563	₱12,017,572,547
Finance receivables	5,184,599,798	14,163,863	3,343,249	4,389,474	–	160,487,283	5,366,983,667
Due from related parties (Note 36)	1,188,896,543	–	38,459,007	66,174,540	282,850,777	1,171,060,007	2,747,440,874
Interest receivable	292,198,746	5,319,592	–	–	405,148,763	–	702,667,101
Others	834,201,122	167,562,073	93,601,751	15,231,145	269,564,837	13,151,673	1,393,312,601
	₱11,959,577,975	₱2,429,470,263	₱1,144,515,622	₱454,334,345	₱1,850,076,059	₱4,390,002,526	₱22,227,976,790

e. Impairment assessment

The Group recognizes impairment losses based on the results of the specific/individual and collective assessment of its credit exposures. Impairment has taken place when there is a presence of known difficulties in the servicing of cash flows by counterparties, infringement of the original terms of the contract has happened, or when there is an inability to pay principal or interest overdue beyond a certain threshold. These and the other factors, either singly or in tandem with other factors, constitute observable events and/or data that meet the definition of an objective evidence of impairment.

The two methodologies applied by the Group in assessing and measuring impairment include: (1) specific/individual assessment; and (2) collective assessment.

Under specific/individual assessment, the Group assesses each individually significant credit exposure for any objective evidence of impairment, and where such evidence exists, accordingly calculates the required impairment. Among the items and factors considered by the Group when assessing and measuring specific impairment allowances are: (a) the timing of the expected cash flows; (b) the projected receipts or expected cash flows; (c) the going concern of the counterparty's business; (d) the ability of the counterparty to repay its obligations during financial crisis; (e) the availability of other sources of financial support; and (f) the existing realizable value of collateral. The impairment allowances, if any, are evaluated as the need arises, in view of favorable or unfavorable developments.

With regard to the collective assessment of impairment, allowances are assessed collectively for losses on receivables that are not individually significant and for individually significant receivables when there is no apparent or objective evidence of individual impairment. A particular portfolio is reviewed on a periodic basis, in order to determine its corresponding appropriate allowances. The collective assessment evaluates and estimates the impairment of the portfolio in its entirety even though there is no objective evidence of impairment on an individual assessment. Impairment losses are estimated by taking into consideration the following deterministic information: (a) historical losses/write offs; (b) losses which are likely to occur but has not yet occurred; and (c) the expected receipts and recoveries once impaired.

The allowance for impairment loss on subscriber accounts is determined based on the results of the net flow to write-off methodology. Net flow tables are derived from account-level monitoring of subscriber accounts between different age brackets, from current to one day past due to 120 days past due. The net flow to write-off methodology relies on the historical data of net flow tables to establish a percentage ("net flow rate") of subscriber receivables that are current or in any state of delinquency as of reporting date that will eventually result in write-off. The allowance for impairment losses is then computed based on the outstanding balance of the receivables as of the balance sheet date and the net flow rates determined for the current and each delinquency bracket.

f. Collateral and other credit enhancement

Collateral and other credit enhancements on finance receivables of RSBC
The amount and type of collateral required depends on an assessment of credit risk. Guidelines are implemented regarding the acceptability of types of collateral and valuation parameters.

The main types of collateral obtained are as follows:
- Mortgages over real estate and vehicle for consumer and real estate lending
- Charges over real estate, inventory and receivable for commercial lending
- Government securities for interbank lending

The fair value of collateral held against finance receivables, representing land and building, amounted to ₱19.8 million and ₱45.2 million as of December 31, 2008 and 2007, respectively.

All past due accounts of RSBC are assessed for impairment either individually or collectively.

RSBC periodically monitors the market value of collateral, and requests additional collateral in accordance with any underlying agreement as necessary. Collateral is also an input to the internal credit risk rating, and thus may have an impact on the individual assessment of impairment and corresponding loan loss provision.

It is RSBC's policy to dispose of repossessed properties in an orderly fashion. In general, the proceeds are used to reduce or repay the outstanding claim, and are not occupied for business use.

Collateral and other credit enhancements on trade receivables of CAI
As collateral against trade receivables from sales ticket offices or agents, CAI requires cash bonds from major sales ticket offices or agents ranging from ₱50,000 to ₱2.1 million depending on CAI's assessment of sales ticket offices and agents' credit standing and volume of transactions. As of December 31, 2008 and 2007, outstanding cash bonds (included under Accounts Payable and Other Accrued Liabilities in the consolidated balance sheet) amounted to ₱79.2 million and ₱109.3 million, respectively (Note 21).

Other collateral and other credit enhancements
Other collateral and other credit enhancements are included in the notes to financial statements, where applicable.

Liquidity risk

Liquidity risk is the risk of not being able to meet funding obligations such as the repayment of liabilities or payment of asset purchases as they fall due. The Group's liquidity management involves maintaining funding capacity to finance capital expenditures and service maturing debts, and to accommodate any fluctuations in asset and liability levels due to changes in the Group's business operations or unanticipated events created by customer behavior or capital market conditions. The Group maintains a level of cash and cash equivalents deemed sufficient to finance its operations. As part of its liquidity risk management, the Group regularly evaluates its projected and actual cash flows. It also continuously assesses conditions in the financial markets for opportunities to pursue fund-raising activities. Fund-raising activities may include obtaining bank loans and capital market issues both onshore and offshore.

The tables below summarize the maturity profile of the Group's financial liabilities based on undiscounted contractual payments as of December 31, 2008 and 2007:

	2008					
	On Demand	1 to 3 Months	3 to 12 Months	1 to 5 Years	More Than 5 Years	Total
Accounts payable and accrued expenses (including noncurrent portion booked under Other Noncurrent Liabilities in the consolidated balance sheet but excluding Due to Related Parties)	₱9,687,569,197	₱12,626,939,898	₱3,246,094,045	₱2,479,795,024	₱740,454,594	₱28,780,852,758
Due to related parties (included under Accounts Payable and Accrued Expense and Other Noncurrent Liabilities in the consolidated balance sheets)	435,788,104	117,341,722	186,259	1,481,542,198	–	2,034,858,283
Short-term debt	–	15,648,588,953	10,012,536,579	–	–	25,661,125,532
Derivative financial instruments (including noncurrent portion booked under Other Noncurrent Liabilities in the consolidated balance sheet)	359,147,212	428,245,029	1,303,617,942	865,669,863	–	2,956,680,046
Deposits from real estate buyers and lessees (included under Other Current and Noncurrent Liabilities in the consolidated balance sheet)	848,355,394	106,269,412	104,847,830	1,708,630,090	–	2,768,102,726
Long-term debt (including current portion)	165,571,866	2,327,005,507	7,223,116,694	74,176,604,440	12,308,017,243	96,200,315,750
Cumulative redeemable preferred shares	–	–	2,282,797,625	–	–	2,282,797,625
Liabilities directly associated with assets held for sale	8,727,389	–	–	–	–	8,727,389
	₱11,505,159,162	₱31,254,390,521	₱24,173,196,974	₱80,712,241,615	₱13,048,471,837	₱160,693,460,109

	2007					
	On Demand	1 to 3 Months	3 to 12 Months	1 to 5 Years	More Than 5 Years	Total
Accounts payable and accrued expenses (including noncurrent portion booked under Other Noncurrent Liabilities in the consolidated balance sheet but excluding Due to Related Parties)	₱5,214,275,252	₱8,373,980,582	₱8,825,212,847	₱866,377,818	₱786,165,816	₱24,066,012,315
Due to related parties (included under Accounts Payable and Accrued Expense and Other Noncurrent Liabilities in the consolidated balance sheets)	1,367,415,938	930,120,433	137,006,070	–	–	2,434,542,441
Short-term debt	129,333,373	13,570,097,094	3,910,624,825	–	–	17,610,055,292
Derivative financial instruments (including noncurrent portion booked under Other Noncurrent Liabilities in the consolidated balance sheet)	9,440,000	16,706,667	952,014,477	–	–	978,161,144
Deposits from real estate buyers and lessees (included under Other Current and Noncurrent Liabilities in the consolidated balance sheet)	–	–	2,229,900,889	1,030,761,354	–	3,260,662,243
Long-term debt (including current portion)	7,995,487	1,459,938,640	24,265,595,707	26,109,477,181	27,299,698,424	79,142,705,439
Cumulative redeemable preferred shares	–	–	–	2,282,797,625	–	2,282,797,625
	₱6,728,460,050	₱24,350,843,416	₱40,320,354,815	₱30,289,413,978	₱28,085,864,240	₱129,774,936,499

Market Risk
Market risk is the risk of loss to future earnings, to fair value or future cash flows of a financial instrument as a result of changes in its price, in turn caused by changes in interest rates, foreign currency exchange rates, equity prices and other market factors.

Foreign currency risk
Foreign currency risk arises on financial instruments that are denominated in a foreign currency other than the functional currency in which they are measured. The Group makes use of derivative financial instruments, such as currency swaps, to hedge foreign currency exposure (Note 8).

The Group has transactional currency exposures. Such exposures arise from sales and purchases in currencies other than the entities' functional currency. As of December 31, 2008, 2007 and 2006, approximately 29.5%, 27.1% and 27.3% of the Group's total sales are denominated in currencies other than the functional currency. In addition, approximately 76.8% and 79.1% of total debt are denominated in US Dollar as of December 31, 2008 and 2007, respectively. The Group's capital expenditures are likewise substantially denominated in US Dollar.

The tables below summarize the Group's exposure to foreign currency risk as of December 31, 2008 and 2007:

	2008		
	US Dollar	**Other Currencies***	**Total**
Assets			
Cash and cash equivalents	**₱1,951,003,113**	**₱105,980,455**	**₱2,056,983,568**
Financial assets at FVPL	**848,868,708**	**5,184,742,646**	**6,033,611,354**
AFS investments	**414,428,858**	**5,310,882,653**	**5,725,311,511**
Receivables	**1,026,498,779**	**95,952,590**	**1,122,451,369**
Derivative financial instruments	**564,412,908**	**–**	**564,412,908**
Other current assets	**2,016,271,009**	**–**	**2,016,271,009**
HTM investments	**311,256,000**	**–**	**311,256,000**
Other noncurrent assets	**129,158,549**	**–**	**129,158,549**
	7,261,897,924	**10,697,558,344**	**17,959,456,268**
Liabilities			
Accounts payable and accrued expenses	**7,099,403,025**	**67,578,328**	**7,166,981,353**
Short-term debt	**12,750,467,634**	**7,034,530,738**	**19,784,998,372**
Derivative financial instruments	**862,262,207**	**–**	**862,262,207**
Long-term debt (including current portion)	**67,218,840,210**	**62,440,708**	**67,281,280,918**
Other noncurrent liabilities	**39,159,854**	**–**	**39,159,854**
	87,970,132,930	**7,164,549,774**	**95,134,682,704**
Net Foreign Currency-Denominated Asset (Liabilities)	**(₱80,708,235,006)**	**₱3,533,008,570**	**(₱77,175,226,436)**

**Other currencies include Hong Kong Dollar, Singaporean Dollar, Thai Baht, Chinese Yuan, Indonesian Rupiah, Vietnam Dong, Malaysian Ringgit, Korean Won, New Taiwan Dollar, Japanese Yen, Australian Dollar and Euro.*

	2007		
	US Dollar	Other Currencies*	Total
Assets			
Cash and cash equivalents	₱3,912,719,503	₱2,210,054,117	₱6,122,773,620
Financial assets at FVPL	2,764,717,408	15,103,614,332	17,868,331,740
AFS investments	674,612,621	–	674,612,621
Receivables	1,791,756,760	479,829,942	2,271,586,702
Derivative financial instruments	685,861,297	–	685,861,297
Other current assets	240,594,991	–	240,594,991
HTM investments	107,750,377	–	107,750,377
Other noncurrent assets	2,231,928,180	–	2,231,928,180
	12,409,941,137	17,793,498,391	30,203,439,528
Liabilities			
Accounts payable and accrued expenses	7,593,775,415	390,774,385	7,984,549,800
Short-term debt	7,088,998,979	6,523,178,020	13,612,176,999
Derivative financial instruments	254,215,945	–	254,215,945
Long-term debt (including current portion)	58,025,903,655	114,462,319	58,140,365,974
Other noncurrent liabilities	162,099,006	–	162,099,006
	73,124,993,000	7,028,414,724	80,153,407,724
Net Foreign Currency-Denominated Asset (Liabilities)	(₱60,715,051,863)	₱10,765,083,667	(₱49,949,968,196)

**Other currencies include Hong Kong Dollar, Singaporean Dollar, Thai Baht, Chinese Yuan, Indonesian Rupiah, Vietnam Dong, Malaysian Ringgit, Korean Won, New Taiwan Dollar, Japanese Yen, Australian Dollar and Euro.*

The exchange rates used to restate the Group's US Dollar-denominated assets and liabilities as of December 31, 2008 and 2007 follow:

	2008	2007
US Dollar-Philippine Peso exchange rate	**₱47.52 to US$1.00**	₱41.28 to US$1.00

Foreign currency borrowings of certain subsidiaries with fiscal year ending September 30 were restated at ₱47.05 and ₱45.04 to US$1.00 as of September 30, 2008 and 2007, respectively.

The following table sets forth the impact of the range of reasonably possible changes in the US Dollar-Philippine Peso exchange rate on the Group's income before income tax and equity (due to the revaluation of monetary assets and liabilities) for the year ended December 31, 2008 and 2007.

	2008	
Reasonably Possible Changes in US Dollar-Philippine Peso Exchange Rates	**Change in Income Before Income Tax**	**Change in Equity**
11.0%	**(₱2,172,157,209)**	**(₱3,047,949,854)**
(11.0)	**2,172,157,209**	**3,047,949,854**

	2007	
Reasonably Possible Changes in US Dollar-Philippine Peso Exchange Rates	Change in Income Before Income Tax	Change in Equity
20.0%	(₱4,776,896,683)	(₱3,267,475,891)
(20.0)	4,776,896,683	3,267,475,891

The Group does not expect the impact of the volatility on other currencies to be material.

Equity price risk

Equity price risk is the risk that the fair values of equities decrease as a result of changes in the levels of equity indices and the value of individual stocks.

The effect on equity (as a result of a change in fair value of equity instruments held as AFS investments as of December 31, 2008) due to a reasonably possible change in equity indices, with all other variables held constant, will increase equity by ₱139.1 million, if equity indices will increase by 10.0%. An equal change in the opposite direction would have decreased equity by the same amount.

The effect on equity (as a result of a change in fair value of equity instruments held as AFS investments as of December 31, 2007) due to a reasonably possible change in equity indices, with all other variables held constant, will increase equity by ₱250.0 million, if equity indices will increase by 9.3%. An equal change in the opposite direction would have decreased equity by the same amount.

Interest rate risk
The Group's exposure to market risk for changes in interest rates relates primarily to the Parent Company's and its subsidiaries' long-term debt obligations. The Group's policy is to manage its interest cost using a mix of fixed and variable rate debt. The Group makes use of derivative financial instruments, such as interest rate swaps, to hedge the variability in cash flows arising from fluctuation in benchmark interest rates (Note 8).

The following tables show information about the Group's financial instruments that are exposed to interest rate risk and presented by maturity profile:

	2008										
	<1 year	>1-<2 years	>2-<3 years	>3-<4 years	>4-<5 years	>5 years	Total (in US Dollar)	Total (in Philippine Peso)	Debt Issuance Costs	Carrying Value (in Philippine Peso)	Fair Value
Liabilities:											
Long-term debt											
Foreign currencies:											
Floating rate											
US Dollar loans	US$64,681,984	US$62,118,114	US$172,456,547	US$163,021,365	US$100,815,756	US$88,922,936	US$652,016,702	₱30,983,209,924	₱982,716,692	₱30,000,493,232	₱31,992,783,872
Interest rate	0.03% to 2.0% over London Interbank Offer Rate (LIBOR)	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR					
Local currencies:											
Floating rate											
Philippine Peso loans	₱–	₱–	₱–	₱–	₱2,000,000,000	₱–	–	2,000,000,000	–	2,000,000,000	2,000,000,000
Interest rate					3Mo MART1 + 1% to 2%						
							US$652,016,702	₱32,983,209,924	₱982,716,692	₱32,000,493,232	₱33,992,783,872

	2007										
	<1 year	>1-<2 years	>2-<3 years	>3-<4 years	>4-<5 years	>5 years	Total (in US Dollar)	Total (in Philippine Peso)	Debt Issuance Costs	Carrying Value (in Philippine Peso)	Fair Value
Liabilities:											
Long-term debt											
Foreign currencies:											
Floating rate											
US Dollar loans	US$48,215,140	US$39,579,957	US$32,230,911	US$22,917,446	US$22,398,380	US$98,469,540	US$263,811,374	₱10,907,980,555	₱456,935,956	₱10,451,044,599	₱10,902,792,318
Interest rate	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR	0.03% to 2.0% over LIBOR					
Local currencies:											
Floating rate											
Philippine Peso loans	₱1,000,000,000	₱–	₱–	₱–	₱–	₱–	–	1,000,000,000	–	1,000,000,000	1,000,000,000
Interest rate	3M PDST-R1 + 2%										
							US$263,811,374	₱11,907,980,555	₱456,935,956	₱11,451,044,599	₱11,902,792,318

The following table sets forth the impact of the range of reasonably possible changes in the interest rates on the Group's income before income tax and equity:

	2008	2007
Reasonably Possible Changes in Interest Rates	Change in Income Before Income Tax	
+150 basis points (bps)	**(₱554,922,631)**	(₱404,950,983)
-150 bps	**554,922,631**	404,950,983

Other than the potential impact on income before income tax, there is no other effect on equity.

Commodity price risk
The Group enters into commodity derivatives to manage its price risks on fuel purchases. Commodity hedging allows stability in prices, thus offsetting the risk of volatile market fluctuations. Depending on the economic hedge cover, the price changes on the commodity derivative positions are offset by higher or lower purchase costs on fuel. A change in price by US$10.0 per barrel of jet fuel affects the Group's fuel annual costs by ₱707.9 billion in 2008 and ₱594.7 million in 2007, assuming no change in volume of fuel is consumed.

The Group manages its commodity price risk through fuel surcharges which are approved by the Philippine Civil Aeronautics Board, a fuel hedge that protects the Group's fuel usage from volatile price fluctuations, and certain operational adjustments in order to conserve fuel use in the way the aircraft is operated.

5. Fair Value Measurement

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash and cash equivalents, receivables, short-term debt, accounts payable and accrued expenses and short-term debt
Carrying amounts approximate their fair values due to the relatively short-term maturity of these instruments.

Debt securities - Fair values of debt securities are generally based on quoted market prices. If the market prices are not readily available, fair values are estimated using either values obtained from independent parties offering pricing services, adjusted quoted market prices of comparable investments or using the discounted cash flow methodology.

Quoted equity securities - Fair values are based on quoted prices published in markets.

Unquoted equity securities - Fair values could not be reliably determined due to the unpredictable nature of future cash flows and the lack of suitable methods of arriving at a reliable fair value. These are carried at cost.

Amounts due from and due to related parties
Carrying amounts of due from and due to related parties which are payable and due on demand approximate their fair values.

Noninterest-bearing refundable security deposits
The fair values are determined as the present value of estimated future cash flows using prevailing market rates. Discount rates used ranged from 3.2% to 6.7% and from 3.6% to 9.8% in 2008 and 2007, respectively.

Long-term debt
The fair value of floating rate loans are determined by discounting the future cash flows (interests and principal) using prevailing market rates. The frequency of repricing per year affects the fair value. In general, a loan that is repriced every three months will have a carrying value closer to the fair value than a six-month repriceable loan with similar maturity and interest basis.
For loans repricing every six months (in US Dollar), the discount curve was in the range of 2.4% to 6.1% and from 3.7% to 6.8% in 2008 and 2007, respectively.

Derivative financial instruments
The fair values of the credit default swap, cross currency swaps, interest rate swaps and commodity options are determined based on the quotes obtained from counterparties. The fair values of forward exchange derivatives are calculated by reference to the prevailing interest differential and spot exchange rate as of valuation date, taking into account the remaining term-to-maturity of the forwards.

The table below presents a comparison by category of carrying values and estimated fair values of all the Group's financial instruments as of December 31, 2008 and 2007.

	2008		2007	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial Assets				
Financial assets at FVPL:				
Held-for-trading:				
Debt securities:				
Private	₱3,774,797,039	₱3,774,797,039	₱11,323,586,525	₱11,323,586,525
Government	856,664,493	856,664,493	5,236,960,225	5,236,960,225
	4,631,461,532	4,631,461,532	16,560,546,750	16,560,546,750
Equity securities:				
Quoted	1,402,144,918	1,402,144,918	2,680,144,718	2,680,144,718
Unquoted	4,905	4,905	7,348	7,348
	1,402,149,823	1,402,149,823	2,680,152,066	2,680,152,066
	6,033,611,355	6,033,611,355	19,240,698,816	19,240,698,816
Derivative financial instruments:				
Not designated as accounting hedges	1,138,164,659	1,138,164,659	3,303,006,306	3,303,006,306
	7,171,776,014	7,171,776,014	22,543,705,122	22,543,705,122
AFS investments:				
Debt securities:				
Government	5,282,748,998	5,282,748,998	3,252,505,654	3,252,505,654
Private	3,212,244,939	3,212,244,939	285,247,261	285,247,261
	8,494,993,937	8,494,993,937	3,537,752,915	3,537,752,915
Equity securities:				
Quoted	151,177,548	151,177,548	1,194,760,176	1,194,760,176
Unquoted	19,223,336	19,223,336	2,090,171	2,090,171
	170,400,884	170,400,884	1,196,850,347	1,196,850,347
	8,665,394,821	8,665,394,821	4,734,603,262	4,734,603,262

(Forward)

	2008		2007	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Loans and receivables:				
Cash and cash equivalents	**₱7,742,096,134**	**₱7,742,096,134**	₱13,286,433,660	₱13,286,433,660
Receivables:				
Trade receivables	**11,453,475,184**	**10,986,970,596**	8,972,268,984	8,588,897,303
Finance receivables	**6,815,893,744**	**6,852,088,699**	5,206,496,384	5,213,300,923
Due from related parties	**2,077,687,618**	**2,077,687,618**	1,576,380,867	1,490,274,017
Interest receivable	**406,288,225**	**406,288,225**	702,667,101	702,667,101
Other receivables	**1,892,308,288**	**1,594,620,798**	1,380,160,928	1,271,010,437
	22,645,653,059	**21,917,655,936**	17,837,974,264	17,266,149,781
	30,387,749,193	**29,659,752,070**	31,124,407,924	30,552,583,441
HTM investments:				
Government securities	**391,566,856**	**347,644,120**	107,750,377	104,937,145
Treasury notes	**121,202,892**	**121,005,311**	114,607,639	111,744,057
Private bonds	**–**	**–**	38,781,246	38,997,570
	512,769,748	**468,649,431**	261,139,262	255,678,772
Refundable security deposits (included under Other Current and Other Noncurrent Assets in the consolidated balance sheet)	**2,416,813,113**	**2,348,914,506**	564,696,243	547,979,501
Other financial assets (included under Other Noncurrent Assets in the consolidated balance sheet)	**583,321,074**	**583,321,074**	313,731,856	313,731,856
	₱49,737,823,963	**₱48,897,807,916**	₱59,542,283,669	₱58,948,281,954
Financial Liabilities				
Accounts payable and accrued expenses (including noncurrent portion booked under Noncurrent Liabilities in the consolidated balance sheet but excluding Due to Related Parties)	**₱28,780,852,759**	**₱28,777,040,196**	₱25,071,502,251	₱25,091,142,961
Short-term debt	**25,136,598,372**	**25,136,598,372**	17,467,076,999	17,467,076,999
Deposits from real estate buyers and lessees (included under Other Current and Noncurrent Liabilities in the consolidated balance sheet)	**2,768,102,726**	**2,378,532,504**	3,288,732,643	3,095,558,022
Due to related parties (included under Accounts Payable and Accrued Expense and Other Noncurrent Liabilities in the consolidated balance sheet)	**2,034,858,283**	**2,034,858,283**	2,434,542,441	2,434,542,441
Long-term debt (including current portion)	**76,939,526,091**	**78,247,882,222**	62,752,719,290	66,248,826,580
Cumulative redeemable preferred shares	**2,107,818,750**	**2,203,075,609**	2,107,818,750	2,273,727,315
Total financial liabilities at amortized cost	**137,767,756,981**	**138,777,987,186**	113,122,392,374	116,610,874,318
Financial liabilities at FVPL				
Derivative financial instruments:				
Not designated as accounting hedges	**2,091,010,183**	**2,091,010,183**	978,161,144	978,161,144
Designated as accounting hedges	**865,669,863**	**865,669,863**	–	–
	2,956,680,046	**2,956,680,046**	978,161,144	978,161,144
	₱140,724,437,027	**₱141,734,667,232**	₱114,100,553,518	₱117,589,035,462

6. Segment Information

Business Segments

The Group's operating businesses are organized and managed separately according to the nature of the products and services provided, with each segment representing a strategic business unit that offers different products and serves different markets.

The industry segments where the Group operates are as follows:

- Food, agro-industrial and commodities businesses - manufacturing of snack foods, granulated coffee and pre-mixed coffee, chocolates, candies, biscuits, instant noodles, ice cream and frozen novelties, pasta and tomato-based products and canned beans; raising of hog, chicken and manufacturing and distribution of animal feeds, corn products and vegetable oil and the synthesis of veterinary compound; and sugar milling and refining and flour milling.

- Air transportation - air transport services, both domestic and international.

- Telecommunications - service provider of voice and data telecommunications services which include international gateway facilities, a local exchange network and traditional business services (fax, telex, leased lines and other value-added network products, value-added network provider using electronics data interchange).

- Real estate and hotels - ownership, development, leasing and management of shopping malls and retail developments; ownership and operation of prime hotels in major Philippine cities; development, sale and leasing of office condominium space in office buildings and mixed use developments including high rise residential condominiums; and development of land into residential subdivisions and sale of subdivision lots and residential houses and the provision of customer financing for sales.

- Petrochemicals - manufacturer of polyethylene (PE) and polypropylene (PP), and other industrial chemicals.

- Banking - thrift banking operations.

- Other supplementary businesses - printing services, textile insurance brokering, foreign exchange and securities dealing (Note 40).

Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on operating profit or loss which in certain respects is measured differently from operating profit or loss in the consolidated financial statements. Group financing (including finance costs and revenue) and income taxes are managed on a group basis and are not allocated to operating segments. Transfer prices between operating segments are on an arm's length basis in a manner similar to transactions with third parties.

The Group's business segment information follows:

	2008												
	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Results													
Sale of goods and services	₱45,454,500,015	₱19,682,140,058	₱11,351,149,841	₱10,672,746,492	₱9,284,019,956	₱1,038,942,792	₱–	₱–	₱97,483,499,154	₱–	₱–	₱–	₱97,483,499,154
Interest income									2,514,281,808	–	–	–	2,514,281,808
Equity in net income of associates and joint ventures (Note 15)	28,184,000	15,530,008	–	–	–	–	2,346,116,792	–	2,389,830,800	–	–	–	2,389,830,800
Others									(8,692,555,979)	–	–	–	(8,692,555,979)
	45,482,684,015	19,697,670,066	11,351,149,841	10,672,746,492	9,284,019,956	1,038,942,792	2,346,116,792	–	93,695,055,783	–	–	–	93,695,055,783
Cost of sales and services (Note 29)	34,599,920,305	13,937,810,300	1,101,731,262	6,042,573,107	9,040,235,739	311,381,043	–	–	65,033,651,756	–	–	–	65,033,651,756
General and administrative expenses (Note 30)									22,708,399,834	–	–	–	22,708,399,834
Financing costs and other charges (Note 32)									6,033,237,404	–	–	–	6,033,237,404
Impairment losses and others (Note 31)									827,124,734	–	–	–	827,124,734
Loss before income tax									(907,357,945)			–	(907,357,945)
Benefit from income tax (Note 34)									(321,828,720)	–	–	–	(321,828,720)
Net loss									(₱585,529,225)	–	–	–	(₱585,529,225)
Net income (loss) from equity holders of the Parent Company	₱233,765,961	(₱3,259,898,168)	(₱985,232,104)	₱3,868,105,913	(₱673,802,846)	₱143,592,558	₱230,234,659	(₱250,432,058)	(₱693,666,085)	₱–	₱–	₱–	(₱693,666,085)
Other Information													
Segment assets	₱57,930,635,067	₱32,833,399,842	₱75,233,781,063	₱40,310,560,786	₱6,336,242,574	₱12,728,700,463	₱145,504,958,104	(₱119,640,790,347)	₱251,237,487,552	₱–	₱–	₱–	₱251,237,487,552
Investments in associates and joint ventures (Notes 15 and 31)	₱93,056,645	₱377,459,904	₱–	₱23,606,644,454	₱–	₱–	₱1,068,553,200	₱–	₱25,145,714,203	₱–	₱–	₱–	₱25,145,714,203
Segment liabilities	₱25,786,205,311	₱31,348,290,611	₱74,144,450,313	₱17,323,591,262	₱7,734,137,239	₱10,976,524,297	₱75,731,940,016	(₱84,469,791,891)	₱158,575,347,158	₱–	₱–	₱–	₱158,575,347,158
Capital expenditures (Notes 16 and 17)	₱5,058,082,407	₱6,081,538,678	₱12,528,795,000	₱9,488,165,880	₱132,156,273	₱114,938,408	₱2,133,149	₱–	₱33,405,809,795	₱–	₱–	₱–	₱33,405,809,795
Depreciation and amortization (Notes 16, 17, 18, 19 and 20)	₱2,774,925,391	₱1,546,753,381	₱3,746,624,524	₱1,557,862,231	₱114,694,290	₱54,925,651	₱32,582,917	₱–	₱9,828,368,385	₱–	₱–	₱–	₱9,887,270,820

(Forward)

2008

	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	**Air Transportation**	**Tele-communications**	**Real Estate and Hotels**	**Petrochemicals**	**Banking**	**Other Supplementary Businesses**	**Adjustments and Eliminations**	**TOTAL CONTINUING OPERATIONS**	**Textiles**	**Printing**	**TOTAL DISCONTINUED OPERATIONS**	**TOTAL OPERATIONS**
Non-cash expenses other than depreciation and amortization:													
Provision for impairment losses on (Note 31):													
Receivables (Note 11)	**₱94,901,001**	**₱28,700,892**	**₱229,479,529**	**₱18,982,104**	**₱–**	**₱16,333,309**	**₱7,882,223**	**₱–**	**₱396,279,058**	**₱–**	**₱–**	**₱–**	**₱396,279,058**
AFS investments	**11,674,554**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**11,674,554**	**–**	**–**	**–**	**11,674,554**
Inventory obsolescence and market decline (Note 12)	**192,391,148**	**–**	**27,546,306**	**–**	**108,308,472**	**–**	**90,925,196**	**–**	**419,171,122**	**–**	**–**	**–**	**419,171,122**
	₱298,966,703	**₱28,700,892**	**₱257,025,835**	**₱18,982,104**	**₱108,308,472**	**₱16,333,309**	**₱98,807,419**	**₱–**	**₱827,124,734**	**₱–**	**₱–**	**₱–**	**₱827,124,734**

2007

	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Results													
Sale of goods and services	₱37,720,260,615	₱15,015,781,716	₱8,313,292,759	₱8,168,277,118	₱5,151,157,476	₱1,377,295,873	₱–	₱–	₱75,746,065,557	₱391,957,032	₱–	₱391,957,032	₱76,138,022,589
Interest income									3,328,117,906	642,130	171,044	813,174	3,328,931,080
Equity in net income of associates and joint ventures (Note 15)	23,287,500	9,084,348	–	1,316,432,833	–	–	275,353,489	–	1,624,158,170	–	–	–	1,624,158,170
Other revenue									11,715,367,659	96,168,647	–	96,168,647	11,811,536,306
	37,743,548,115	15,024,866,064	8,313,292,759	9,484,709,951	5,151,157,476	1,377,295,873	275,353,489	–	92,413,709,292	488,767,809	171,044	488,938,853	92,902,648,145
Cost of sales and services (Note 29)	27,616,777,337	9,474,992,791	845,739,173	4,102,464,279	5,459,813,206	476,867,402	–	–	47,976,654,188	656,531,730	–	656,531,730	48,633,185,918
General and administrative expenses (Note 30)									22,667,244,125	59,035,230	824,743	59,859,973	22,727,104,098
Financing costs and other charges (Note 32)									6,542,812,238	1,795,023	–	1,795,023	6,544,607,261
Impairment losses and others (Note 31)									349,936,901	–	–	–	349,936,901
Income before income tax									14,877,061,840			(229,247,873)	14,647,813,967
Provision for (benefit from) income tax (Note 34)									3,312,037,822			(34,063,621)	3,277,974,201
Net income (loss)									₱11,565,024,018			(₱195,184,252)	₱11,369,839,766
Net income (loss) from equity holders of the Parent Company	₱3,288,431,624	₱3,614,009,931	₱582,881,123	₱2,781,472,257	(₱722,440,760)	₱285,364,460	₱668,952,952	(₱1,689,485,196)	₱8,809,186,391	(₱194,530,553)	(₱653,699)	(₱195,184,252)	₱8,809,186,391

(Forward)

	2007													
	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS				
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Other Information													
Segment assets	₱58,615,511,791	₱24,210,352,499	₱64,144,884,445	₱36,785,778,275	₱6,130,991,923	₱12,416,200,534	₱140,804,658,641	(₱114,188,225,422)	₱228,920,152,686	₱944,220,414	₱10,984,954	₱955,205,368	₱229,875,358,054
Investments in associates and joint ventures (Notes 15 and 31)	₱89,872,575	₱90,979,496	₱–	₱18,041,494,424	₱–	₱–	₱653,485,521	₱–	₱18,875,832,016	₱–	₱–	₱–	₱18,875,832,016
Segment liabilities	₱23,617,071,447	₱19,465,359,652	₱61,077,472,001	₱15,495,682,535	₱6,855,083,742	₱10,740,379,582	₱73,934,616,029	(₱80,719,224,856)	₱130,466,440,132	₱23,006,106	₱426,201	₱23,432,307	₱130,489,872,439
Capital expenditures (Notes 16 and 17)	₱4,006,351,104	₱4,531,595,873	₱9,892,834,126	₱8,884,207,767	₱110,326,728	₱80,489,829	₱4,318,427	₱–	₱27,510,123,854	₱63,472,075	₱–	₱63,472,075	₱27,573,595,929
Depreciation and amortization (Notes 16, 17, 18, 19 and 20)	₱2,263,357,816	₱1,318,041,700	₱6,069,583,416	₱1,402,911,884	₱99,484,845	₱50,673,926	₱21,421,569	₱–	₱11,225,475,156	₱128,739,958	₱–	₱128,739,958	₱11,354,215,114
Non-cash expenses other than depreciation and amortization:													
Provision for impairment losses on (Note 31):													
Receivables (Note 11)	₱141,230,297	₱–	₱196,482,386	₱19,000,000	₱45,691,564	₱26,222,004	₱–	(₱141,230,297)	₱287,395,954	₱–	₱–	₱–	₱287,395,954
Property and equipment (Note 17)	203,436,240	–	–	–	–	–	–	(203,436,240)	–	–	–	–	–
Inventory obsolescence and market decline (Note 12)	–	35,778,968	3,237,229	–	2,480,288	–	–	21,044,462	62,540,947	–	–	–	62,540,947
	₱344,666,537	₱35,778,968	₱199,719,615	₱19,000,000	₱48,171,852	₱26,222,004	₱–	(323,622,075)	₱349,936,901	₱–	₱–	₱–	₱349,936,901

	2006												
	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Results													
Sale of goods and services	₱35,183,814,854	₱9,716,893,805	₱7,633,563,382	₱6,544,261,426	₱5,303,742,986	₱1,155,756,342	₱–	₱–	₱65,538,032,795	₱2,254,296,485	₱26,728,809	₱2,281,025,294	₱67,819,058,089
Interest income									4,069,617,665	3,169,610	485,976	3,655,586	4,073,273,251
Equity in net income (loss) of associates and joint ventures (Note 15)	319,996,500	(3,198,199)	–	802,008,854	–	–	262,754,733	(301,520,000)	1,080,041,888	–	–	–	1,080,041,888
Other revenue									15,283,439,714	204,061,942	1,264,736	205,326,678	15,488,766,392
	35,503,811,354	9,713,695,606	7,633,563,382	7,346,270,280	5,303,742,986	1,155,756,342	262,754,733	(301,520,000)	85,971,132,062	2,461,528,037	28,479,521	2,490,007,558	88,461,139,620
Cost of sales and services (Note 29)	26,359,974,231	6,953,482,760	652,866,936	3,178,014,523	5,527,038,615	341,218,356	–	–	43,012,595,421	2,136,915,189	33,259,154	2,170,174,343	45,182,769,764
General and administrative expenses (Note 30)									18,227,927,843	334,118,036	97,653,176	431,771,212	18,659,699,055
Financing costs and other charges (Note 32)									7,173,395,424	34,701,655	–	34,701,655	7,208,097,079
Impairment losses and others (Note 31)									5,928,135,524	–	–	–	5,928,135,524
Income before income tax									11,629,077,850			(146,639,652)	11,482,438,198
Provision for (benefit from) income tax (Note 34)									2,812,494,523			(26,892,354)	2,785,602,169
Net income (loss)									₱8,816,583,327			(₱119,747,298)	₱8,696,836,029
Net income (loss) from equity holders of the Parent Company	₱1,786,492,538	(₱287,879,266)	(₱479,520,081)	₱1,833,555,094	(₱2,766,146,413)	₱255,993,622	₱4,890,135,793	₱1,345,855,140	₱6,578,486,427	(₱17,314,489)	(₱102,432,809)	(₱119,747,298)	₱6,458,739,129
Other Information													
Segment assets	₱59,689,944,915	₱20,235,030,198	₱56,784,998,940	₱28,611,766,195	₱4,682,695,046	₱15,469,028,558	₱150,151,230,791	(₱117,825,278,806)	₱217,799,415,837	₱2,516,877,311	₱50,642,450	₱2,567,519,761	₱220,366,935,598
Investments in associates and joint ventures (Notes 15 and 31)	₱66,585,075	₱86,625,118	₱–	₱17,984,685,867	₱–	₱–	₱788,109,191	₱–	₱18,926,005,251	₱–	₱–	₱–	₱18,926,005,251
Segment liabilities	₱28,462,929,741	₱18,842,076,900	₱54,888,051,138	₱13,986,008,266	₱4,684,346,105	₱14,028,006,054	₱80,610,781,407	(₱86,195,830,866)	₱129,306,368,745	₱565,358,115	₱3,990,329	₱569,348,444	₱129,875,717,189
Capital expenditures (Notes 16 and 17)	₱5,830,795,216	₱10,633,592,702	₱4,571,711,548	₱6,317,689,982	₱130,743,534	₱57,193,394	₱5,522,722	₱–	₱27,547,249,098	₱77,438,939	₱2,443,529	₱79,882,468	₱27,627,131,566
Depreciation and amortization (Notes 16, 17, 18, 19 and 20)	₱2,362,882,224	₱1,003,527,574	₱3,339,102,109	₱1,265,809,016	₱226,285,666	₱48,941,484	₱20,036,411	₱–	₱8,266,584,484	₱121,788,416	₱4,871,755	₱126,660,171	₱8,393,244,655

(Forward)

	2006													
	CONTINUING OPERATIONS									DISCONTINUED OPERATIONS			
	Foods, Agro-Industrial and Commodities	Air Transportation	Tele-communications	Real Estate and Hotels	Petrochemicals	Banking	Other Supplementary Businesses	Adjustments and Eliminations	TOTAL CONTINUING OPERATIONS	Textiles	Printing	TOTAL DISCONTINUED OPERATIONS	TOTAL OPERATIONS
Non-cash expenses other than depreciation and amortization:													
Provision for impairment losses on (Note 31):													
Receivables (Note 11)	₱43,290,658	₱488,147,452	₱241,003,063	₱4,869,390	₱–	₱43,176,599	₱1,375,414,359	(₱523,979,931)	₱1,671,921,590	₱–	₱–	₱–	₱1,671,921,590
Property and equipment (Note 17)	–	151,498,931	–	–	2,507,100,028	–	–	857,939,198	3,516,538,157	–	–	–	3,516,538,157
Other assets	240,688,815	–	–	–	278,394,939	–	113,604,928	–	632,688,682	–	–	–	632,688,682
Inventory obsolescence and market decline (Note 12)	–	34,287,030	7,102,029	–	72,700,065	–	–	(7,102,029)	106,987,095	–	–	–	106,987,095
	₱283,979,473	₱673,933,413	₱248,105,092	₱4,869,390	₱2,858,195,032	₱43,176,599	₱1,489,019,287	₱326,857,238	₱5,928,135,524	₱–	₱–	₱–	₱5,928,135,524

Geographical Segments

The Group operates in the Philippines, Thailand, Malaysia, Indonesia, China, Hong Kong, Singapore and Vietnam.

The following tables show the distribution of the Group's consolidated sales by geographical market, regardless of where the goods were produced, and the carrying amounts of segment assets, additions to property, plant and equipment, depreciation and amortization and non-cash expenses (other than depreciation and amortization) by geographical area where the assets are located.

	2008		
	Domestic	**Foreign**	**Total**
Revenue	**₱72,288,849,221**	**₱27,584,480,733**	**₱99,873,329,954**
Segment assets	**₱208,084,512,581**	**₱43,152,974,971**	**₱251,237,487,552**
Capital expenditures	**₱32,470,032,795**	**₱935,777,000**	**₱33,405,809,795**
Depreciation and amortization	**₱9,114,030,385**	**₱714,338,000**	**₱9,828,368,385**
Non-cash expenses other than depreciation and amorctization:			
Provision for impairment losses on (Note 31):			
AFS investments (Note 10)	**₱–**	**₱11,674,554**	**₱11,674,554**
Receivables (Note 11)	**396,279,058**	**–**	**396,279,058**
Inventory obsolescence and market decline (Notes 12 and 31)	**419,171,122**	**–**	**419,171,122**
	₱815,450,180	**₱11,674,554**	**₱827,124,734**

	2007		
	Domestic	Foreign	Total
Revenue	₱56,369,581,143	₱21,000,642,584	₱77,370,223,727
Segment assets	₱187,989,695,273	₱41,885,662,781	₱229,875,358,054
Capital expenditures	₱26,703,987,854	₱806,136,000	₱27,510,123,854
Depreciation and amortization	₱10,697,331,114	₱656,884,000	₱11,354,215,114
Non-cash expenses other than depreciation and amortization:			
Provision for impairment losses on receivables (Notes 11 and 31)	₱287,395,954	₱–	₱287,395,954
Inventory obsolescence and market decline (Notes 12 and 31)	62,540,947	–	62,540,947
	₱349,936,901	₱–	₱349,936,901

7. Cash and Cash Equivalents

This account consists of:

	2008	2007 (As restated)
Cash on hand	**₱630,215,822**	₱498,252,196
Cash in banks	**2,407,348,269**	2,499,757,671
Cash equivalents	**4,704,532,043**	10,288,423,793
	₱7,742,096,134	₱13,286,433,660

Cash in bank earns interest at the respective bank deposit rates. Cash equivalents represent money market placements made for varying periods depending on the immediate cash requirements of the Group, and earn interest ranging from 3.2% to 5.4%, 4.1% to 5.8% and 3.0% to 5.6% in 2008, 2007 and 2006, respectively.

Cash and cash equivalents of RSBC, a wholly owned subsidiary of JGSCSC, amounted to ₱1.8 billion and ₱2.8 billion as of December 31, 2008 and 2007, respectively.

8. Derivative Financial Instruments

The tables below shows the fair value of the Group's outstanding derivative financial instruments, reported as assets or liabilities, together with their notional amounts as of December 31, 2008 and 2007. The notional amount is the basis upon which changes in the value of derivatives are measured.

	2008				
	Notional Amounts				
	US Dollar	Euro	Philippine Peso Equivalent	Derivative Assets	Derivative Liabilities
	(Amounts in Millions)				
Derivatives Not Designated as Accounting Hedges					
Freestanding:					
Foreign currency forwards	**US$151.5**	**€–**	**₱7,200.0**	**₱218.3**	**₱124.0**
Cross currency swaps	**38.1**	**–**	**1,810.5**	**393.4**	**–**
Currency options	**50.6**	**0.8**	**2,454.2**	**9.9**	**21.0**
Commodity options*	**–**	**–**	**–**	**–**	**1,946.0**
Embedded forwards	**313.8**	**–**	**14,911.8**	**516.6**	**–**
				1,138.2	**2,091.0**

(Forward)

	2008				
	Notional Amounts				
	US Dollar	**Euro**	**Philippine Peso Equivalent**	**Derivative Assets**	**Derivative Liabilities**
	(Amounts in Millions)				
Derivatives Designated as Accounting Hedges					
Freestanding:					
Interest rate swaps	**US$300.0**	**€–**	**₱9,504.0**	**₱–**	**₱862.3**
Cross currency swaps	**38.1**	**–**	**1,810.5**	**–**	**3.4**
				–	**865.7**
				₱1,138.2	**₱2,956.7**
Presented in the consolidated balance sheet as:					
Current				**₱1,138.2**	**₱2,091.0**
Noncurrent (Note 25)				**–**	**865.7**
				₱1,138.2	**₱2,956.7**

**Nominal quantity amounted to 840,000 US barrels as of December 31, 2008.*

	2007				
	Notional Amounts				
	US Dollar	Japanese Yen	Philippine Peso Equivalent	Derivative Assets	Derivative Liabilities
	(Amounts in Millions)				
Transactions Not Designated as Accounting Hedges					
Freestanding:					
Foreign currency forwards	US$482.7	¥98.7	₱19,960.8	₱1,042.1	₱962.9
Cross currency swaps	38.1	–	–	806.2	–
Credit default swap	7.0	–	289.0	13.7	9.9
Currency options	0.2	–	–	0.2	5.4
Commodity options*	–	–	–	66.2	–
Embedded forwards	559.5	–	–	1,374.6	–
				₱3,303.0	₱978.2
Presented in the consolidated balance sheet as current				₱3,303.0	₱978.2

**Nominal quantity amounted to 1,350,000 US barrels as of December 31, 2007.*

Derivatives not designated as accounting hedges

The Group derivative not designated as accounting hedges include transactions to take positions with the expectation of generating profit from favorable movements in prices and rates on indices. Also, included under this heading are any derivatives which do not meet PAS 39 hedging requirements.

- Foreign currency forwards
  The Group entered into short-term nondeliverable foreign currency forward contracts. The Group's short-term forwards have varying tenors ranging from one to three months and have a total notional amount of US$151.5 million. As of December 31, 2008, the short-term foreign currency forward contracts have weighted average rates of ₱49.71:US$1.00 and ₱51.23:US$1.00 for forward bought and forward sold contracts, respectively. The positive and negative fair values amounted to ₱218.3 million and ₱124.0 million and ₱1.0 billion and ₱962.9 million, as of December 31, 2008 and 2007, respectively.

- Cross currency swaps
As of December 31, 2008 and 2007, the Group has four outstanding cross currency swap transactions with a total notional amount of US$38.1 million (₱2.31 billion). Under the cross currency swap agreements, the Group, on a quarterly basis, will pay the counterparty floating rates on the US Dollar principal based on 3-month USD LIBOR and will receive fixed interest equivalent to 11.75% and 12.00% per annum on the Peso principal. The cross currency swaps, having an aggregate weighted average swap rate of ₱56.02:US$1.00, have a term of five years and will be maturing at various dates through August 2009. The positive fair value of the cross currency swaps amounted to ₱393.4 million and ₱806.2 million as of December 31, 2008 and 2007, respectively.

- Credit default swap
As of December 31, 2007, the Group has an outstanding credit default swap agreement, under which it is obliged to take delivery of certain corporate bonds equivalent to US$7.0 million, in case of a credit event affecting the issuer. A credit event may pertain to a failure to pay, repudiation/moratorium or restructuring on the bonds. Under the credit default swap agreement, the Group receives a fixed interest quarterly at rates ranging from 5.40% to 6.00% per annum, until the occurrence of the credit event or the maturity of the agreements on various dates up to December 2011, whichever comes first. In 2008, the Group terminated its credit default swap and paid unwinding cost of ₱38.4 million included under Trading Gain (Loss) - net in Other Revenue in the consolidated statement of income. The positive and negative fair values of the outstanding credit default swap as of December 31, 2007 amounted to ₱13.7 million and ₱9.9 million, respectively.

- Commodity options
The Group enters into fuel derivatives to manage the Group's exposure to fuel price fluctuations. As of December 31, 2008 and 2007, the Group has outstanding three-way fuel options with a nominal quantity of 0.8 million US barrels and 1.4 million US barrels, respectively. The options can be exercised at various calculation dates with specified quantities on each calculation date. The options have various maturity dates through December 31, 2009. As of December 31, 2008, the fair value loss of the commodity options amounted to ₱1.9 billion. As of December 31, 2007, the fair value gains of the commodity options amounted to ₱66.2 million.

  The Group is required by its counterparties to confer credit support (collaterals) related to the commodity price risk in anticipation for risk exposures. As of December 31, 2008 and 2007, the collaterals (included under Other Current Assets in the consolidated balance sheet) amounted to ₱1.9 billion and ₱73.1 million, respectively (Note 13).

- Embedded forwards
The Group has derivatives embedded in some of its contracts. Such derivatives pertain to embedded currency forwards noted in purchase, sales and service contracts, denominated in a currency which is not the functional currency of substantial party to the contract or routine currency of the transaction for the contracts. The total outstanding notional amount of currency forwards embedded in nonfinancial contracts amounted to US$313.8 million and US$559.5 million as of December 31, 2008 and 2007, respectively. As of December 31, 2008

and 2007, the positive fair values amounted to ₱516.6 million and ₱1.4 billion, respectively. The nonfinancial contracts consist mainly of foreign currency-denominated purchase orders with various expected delivery dates. The nonfinancial contracts have various expected delivery dates ranging from 12 to 40 months.

As of December 31, 2008 and 2007, the positive fair values of the embedded forwards amounted to ₱516.6 million and ₱1.4 billion, respectively.

Derivatives designated as accounting hedges
As part of its asset and liability management, the Group used derivatives, particularly currency swaps and interest rate swaps as cash flow hedges in order to reduce its exposure to market risks that is achieved by hedging portfolios of floating rate financial instruments.

The accounting treatment explained in Note 2 to the financial statements, *Hedge Accounting*, varies according to the nature of the item hedged and compliance with the hedge criteria. Hedges entered into by the Group which provide economic hedges but do not meet the hedge accounting criteria are treated included under derivatives not designated as accounting hedges.

- Currency swaps
  On June 11, 2008, RSBC entered into a long-term currency swap agreement that hedges 100% of the foreign currency exposure of certain AFS debt investments. Under this agreement, RSBC effectively swaps the principal amount and interest from certain US dollar-denominated AFS investments into Philippine peso-denominated cash inflows of principal and interest to be received up to February 15, 2011. The negative fair value of the currency swap amounted to ₱3.4 million as of December 31, 2008.

  The related AFS investment has a carrying value and fair value amounting to ₱256.3 million as of December 31, 2008. As of December 31, 2008, the net unrealized market losses charged to equity amounted to ₱16.1 million.

- Interest rate swaps
  On April 23, 2008 and May 9, 2008, the Group entered into two interest rate swaps with amortizing notional amount of US$100.0 million each. The swaps are intended to hedge the interest rate exposure due to the movements in the benchmark LIBOR on $200.0 million of the $300.0 million Guaranteed Term Loan Facility due 2013 (Note 23). Under the swaps, the Group pays fixed and receives LIBOR every interest payment date (every June 16 and December 16). The effectivity of both swaps is on June 16, 2008 and maturity date is on June 16, 2013. The terms of the swaps (i.e, benchmark rate, notional amount, fixing dates and maturity date) coincide with the hedged loan.

  On June 27, 2008, the Group entered into an interest rate swap option (swaption) with a notional amount of US$100.0 million. Under the swaption, the Group provided an option to the counterparty to enter into a swap where the Group would pay a fixed rate of 3.7% and receives LIBOR every interest payment date (every June 16 and December 16). The option is exercisable on December 12, 2008. If the option is exercised, the first swap payment would cover the interest period December 16, 2008 to June 16, 2009. The option premium amounted to $0.3 million and was recognized in the consolidated statement of income.

As of December 12, 2008, the option was exercised and the resulting interest rate swap was used to hedge the interest cash flow variability arising from the movements in the benchmark LIBOR of the remaining $100.0 million of the $300.0 million loan starting December 16, 2008. The terms of the swaps (i.e, benchmark rate, notional amount, fixing dates and maturity date) coincide with the hedged loan.

As of December 31, 2008, the negative fair value of the swaps amount to ₱862.3 million.

Hedge Effectiveness Results
As of December 31, 2008, the net effective fair value changes on the Group's cash flow hedges that were deferred in equity under Net Unrealized Gain (Loss) on Reserves amounted to ₱865.7 million. No ineffectiveness from the cash flow hedges was recognized in 2008.

The distinction of the results of hedge accounting into "Effective" or "Ineffective" represent designations based on PAS 39 and are not necessarily reflective of the economic effectiveness of the instruments.

Fair value changes on derivatives
The net movements in fair value of the Group's derivative financial instruments follow:

	2008	2007
Balance at beginning of year:		
Derivative assets	**₱3,303,006,306**	₱1,520,700,009
Derivative liabilities	**(978,161,144)**	(276,564,489)
	2,324,845,162	1,244,135,520
Net changes in fair value of derivatives	**(3,474,278,826)**	1,712,759,453
Net changes in fair value of derivatives taken to equity	**(899,284,256)**	–
Fair value of settled instruments	**230,202,533**	(632,049,811)
	(4,143,360,549)	1,080,709,642
Balance at end of year:		
Derivative assets	**1,138,164,659**	3,303,006,306
Derivative liabilities	**(2,956,680,046)**	(978,161,144)
	(₱1,818,515,387)	₱2,324,845,162

9. Financial Assets at Fair Value through Profit or Loss

These investments that are held for trading consist of:

	2008	2007
Debt securities:		
Private	**₱3,774,797,039**	₱11,323,586,525
Government	**856,664,493**	5,236,960,225
	4,631,461,532	16,560,546,750
Equity securities:		
Quoted	**1,402,144,918**	2,680,144,718
Unquoted	**4,905**	7,348
	1,402,149,823	2,680,152,066
	₱6,033,611,355	₱19,240,698,816

The above investments include quoted debt and equity securities issued by certain domestic and foreign entities. Net market valuation loss on financial assets at FVPL amounted to ₱3.7 billion in 2008. Net market valuation gains on financial assets at FVPL amounted to ₱247.4 million and ₱1.2 billion in 2007 and 2006, respectively.

Reclassification of Financial Assets at FVPL
Following the amendments to PAS 39 and PFRS 7, URC reclassified certain trading assets from the Financial Assets at FVPL category to the AFS Investments category in the consolidated balance sheet. The recent global credit crunch had prompted the amendments to be issued by the IASB, and the adoption of these amendments permitted the Group to revisit the existing classification of their financial assets. The Group identified assets, eligible under the amendments, for which at July 1, 2008, it had a clear change of intent to hold for the foreseeable future rather than to exit or trade in the short term. The disclosures below detail the impact of the reclassifications in the Group's financial statements.

The following table shows carrying values of the reclassified assets:

	September 30, 2007*	July 1, 2008	September 30, 2008*
Debt securities:			
Private	₱5,416,514,163	₱4,885,178,163	₱4,080,459,883
Government	2,482,946,123	2,337,022,421	2,224,382,820
	₱7,899,460,286	₱7,222,200,584	₱6,304,842,703

**URC and Subsidiaries' financial year-end*

As of reclassification date, effective interest rates on reclassified trading assets ranged from 6.06% to 18.94%, with expected recoverable cash flows of ₱12.5 billion. Ranges of effective interest rates were determined based on weighted average rates by business.

Prior to reclassification, reduction in the fair values of the Group's financial assets at FVPL at July 1, 2008 amounted to ₱1.3 billion, which is included under Market Valuation Gain (Loss) on Financial Assets at FVPL in the 2008 consolidated statement of income.

Had the reclassification not been made, the Group's consolidated statement of income in 2008 would have included an additional market valuation loss on financial assets at FVPL on the reclassified trading assets amounting to ₱1.5 billion.

After reclassification, the reclassified financial assets contributed the following amounts to income before income tax of the consolidated financial statements for the year ended December 31, 2008 and September 30, 2008:

	December 31, 2008	September 30, 2008
Increase in interest income	₱18,569,356	₱8,815,977
Provision for impairment losses	(11,674,554)	(11,674,554)
Foreign exchange gains (losses)	29,826,994	(74,970,771)

The reclassification was compliant with the criteria and rules set forth in SEC Memorandum Circular No. 10, Series of 2008, on Amendments to PAS 39 and PFRS 7.

In compliance with PAS 27, the Group recognized in 2008 the decline in fair value of its financial assets at FVPL and AFS investments amounting to ₱796.9 million and ₱1.0 billion, respectively. These amounts represent the change in fair value of URC's financial assets at FVPL and AFS investments from September 30, 2008 to December 31, 2008 of a subsidiary with financial year different from the Parent Company.

10. Available-for-Sale Investments

This account consists of investments in:

	2008	2007
Debt securities:		
Government (Note 8)	**₱5,282,748,998**	₱3,252,505,654
Private	**3,212,244,939**	285,247,261
	8,494,993,937	3,537,752,915
Equity securities:		
Quoted	**151,177,548**	1,194,760,176
Unquoted	**19,223,336**	2,090,171
	170,400,884	1,196,850,347
	₱8,665,394,821	₱4,734,603,262

Unquoted equity securities are carried at cost due to the unpredictable nature of future cash flows and the lack of suitable methods of arriving at a reliable fair value.

In 2008, the Group recognized permanent decline on its AFS investments under private debt securities amounting to ₱11.7 million (Note 31).

In 2008, the Group reclassified certain debt securities classified as AFS investments to HTM investments (Note 14).

Movements in net unrealized gains (losses) on AFS investments follow:

	2008	2007
Balance at beginning of year	**₱710,537,158**	₱260,709,718
Unrealized gain (loss) recognized in equity	**(1,949,695,133)**	681,873,687
Amounts realized in the statement of income	**(99,769,988)**	(232,046,247)
Balance at end of year	**(₱1,338,927,963)**	₱710,537,158

11. Receivables

This account consists of:

	2008	2007 (As restated)
Trade receivables	**₱14,329,504,672**	₱12,017,572,547
Finance receivables	**6,968,913,078**	5,366,983,667
Due from related parties (Note 36)	**3,248,747,625**	2,747,440,874
Interest receivable	**406,288,225**	702,667,101
Other receivables	**1,907,290,961**	1,393,312,601
	26,860,744,561	22,227,976,790
Less allowance for impairment losses	**4,215,091,502**	4,390,002,526
	₱22,645,653,059	₱17,837,974,264

Total receivables shown in the balance sheet follow:

	2008	2007
Current portion	**₱21,580,596,806**	₱16,942,041,183
Noncurrent portion (Note 20)	**1,065,056,253**	895,933,081
	₱22,645,653,059	₱17,837,974,264

Trade Receivables
Trade receivables are noninterest-bearing and generally have 30- to 90-day terms.

Finance Receivables
Finance receivables represent receivables of RSBC.

Allowance for Impairment Losses on Receivables
Changes in the allowance for impairment losses on receivables follow:

	2008					
	Individual Assessment			Collective Assessment		
	Trade Receivables	Due from Related Parties	Other Receivables	Trade Receivables	Finance Receivables	Total
Balance at beginning of year	₱319,022,075	₱1,171,060,007	₱13,151,673	₱2,726,281,488	₱160,487,283	₱4,390,002,526
Provision for impairment losses (Note 31)	144,221,420	–	1,831,000	233,893,329	16,333,309	396,279,058
Accounts written-off	(87,394,516)	–	–	(459,994,308)	(23,801,258)	(571,190,082)
Balance at end of year	₱375,848,979	₱1,171,060,007	₱14,982,673	₱2,500,180,509	₱153,019,334	₱4,215,091,502

	2007					
	Individual Assessment			Collective Assessment		
	Trade Receivables	Due from Related Parties	Other Receivables	Trade Receivables	Finance Receivables	Total
Balance at beginning of year	₱460,746,049	₱1,171,060,007	₱13,151,673	₱2,486,882,496	₱134,676,009	₱4,266,516,234
Provision for impairment losses (Note 31)	13,167,429	–	–	248,006,521	26,222,004	287,395,954
Accounts written-off	(154,891,403)	–	–	(8,607,529)	(410,730)	(163,909,662)
Balance at end of year	₱319,022,075	₱1,171,060,007	₱13,151,673	₱2,726,281,488	₱160,487,283	₱4,390,002,526

12. Inventories

This account consists of inventories held:

	2008	2007 (As restated)
At cost:		
Raw materials	**₱2,848,869,900**	₱2,471,699,068
Finished goods	**3,065,733,884**	2,425,149,088
	5,914,603,784	4,896,848,156
At NRV:		
Spare parts, packaging materials and other supplies	**2,803,203,635**	2,530,649,142
Work-in-process	**165,527,779**	175,964,941
Subdivision land and condominium and residential units for sale	**1,683,394,162**	1,966,786,592
By-products	**57,963,286**	26,117,179
	4,710,088,862	4,699,517,854
Materials in-transit	**1,226,604,269**	709,339,469
	₱11,851,296,915	₱10,305,705,479

Under the terms of agreements covering liabilities under trust receipts amounting to ₱6.6 billion and ₱2.6 billion as of December 31, 2008 and 2007, respectively, certain inventories have been released to the Group in trust for the banks (Note 23). The Group is accountable to the banks for the value of the trusteed inventories or their sales proceeds.

Inventory variances written-down as expense (included under Cost of Sales and Services in the consolidated statement of income) amounted to ₱44.4 million, ₱32.0 million and ₱57.0 million in 2008, 2007 and 2006, respectively (Note 29).

Inventory obsolescence and market decline (included under Impairment Losses and Others account in the consolidated statement of income) amounted to ₱419.2 million, ₱62.5 million and ₱107.0 million in 2008, 2007 and 2006, respectively (Note 31).

13. Other Current Assets

This account consists of:

	2008	2007
Input VAT - net	**₱4,836,750,750**	₱3,777,858,078
Refundable deposits	**1,870,482,597**	73,148,470
Advances to suppliers	**896,134,058**	556,086,490
Prepaid expenses	**732,816,912**	609,515,245
Pre-delivery payments	**510,117,912**	695,733,120
Restricted cash in bank	**151,676,286**	20,960,704
Sinking fund for preferred shares (Note 24)	**10,672,500**	–
Others	**107,002,190**	74,801,872
	₱9,115,653,205	₱5,808,103,979

Refundable deposits principally pertain to credit support (collaterals) required by the Group's counterparty in fuel derivatives related to the commodity price risk in anticipation of the risk exposures.

Pre-delivery payments pertain to the Group's purchases of the new aircraft.

Restricted cash pertains to cash in bank being held as collateral by the counterparty in relation to the Group's existing derivative transactions. These amounts are not immediately available for use in the Group's operations. The amount of cash to be reserved is determined based on the fair value of the derivative on the date of valuation.

14. Held-to-Maturity Investments

This account consists of investments in:

	2008	2007
Treasury notes	**₱391,566,856**	₱107,750,377
Government securities	**121,202,892**	114,607,639
Private bonds	–	38,781,246
	₱512,769,748	₱261,139,262

As of December 31, 2008 and 2007, the Group's HTM investments are carried net of accumulated unearned premium amounting to ₱85.3 million and ₱31.0 million, respectively, and unearned discounts amounting to nil and ₱11.2 million, respectively. The aggregate market value of HTM investments amounted to ₱468.6 million and ₱255.7 million as of December 31, 2008 and 2007, respectively (Note 5).

Reclassification from AFS investments to HTM investments
On September 10, 2008, RSBC reclassified certain government bonds amounting to ₱269.1 million from AFS investments to HTM investments. RSBC has established that it has the positive intention and ability to hold these investments to maturity.

As of December 31, 2008, details of the reclassified government bonds follow:

Face Value	Original Cost	Carrying Value	Fair Value	Net Unrealized Loss	Amortization of Premium
₱213,840,000	₱274,000,320	₱269,147,682	₱241,876,800	₱2,428,428	₱87,036

Had these securities not been reclassified, the Group would have recognized in equity additional mark-to-market losses in 2008 amounting to ₱27.6 million.

Effective interest rates on the reclassified securities range from 5.2% to 6.7%.

The range of nominal annual interest rates on HTM investments follow:

	2008	2007	2006
US Dollar	**8.3% to 10.6%**	8.3% to 10.6%	7.6% to 8.3%
Philippine Peso	**5.2% to 7.0%**	5.4% to 11.0%	4.5% to 12.2%

15. Investments in Associates and Joint Ventures

This account consists of:

	2008	2007
Acquisition cost:		
Balance at beginning of year	**₱17,094,632,821**	₱15,317,762,378
Additional investments	**1,782,946,138**	1,776,870,443
Reclassification	**257,731,297**	–
Balance at end of year	**19,135,310,256**	17,094,632,821
Accumulated equity in net earnings:		
Balance at beginning of year	**4,862,668,333**	4,434,771,076
Equity in net earnings	**2,389,830,800**	1,624,158,170
Cash dividends received	**(745,354,210)**	(1,196,260,913)
Balance at end of year	**6,507,144,923**	4,862,668,333
Cumulative translation adjustment	**(247,286,470)**	(2,832,014,632)
	25,395,168,709	19,125,286,522
Less allowance for impairment losses	**249,454,506**	249,454,506
	₱25,145,714,203	₱18,875,832,016

The Group's equity in the net assets of its associates and joint ventures and the related percentages of ownership are shown below:

	Percentage of Ownership		Equity in Net Assets	
	2008	2007	**2008**	2007
			(In Million Pesos)	
Associates				
Domestic:				
Sterling Holdings and Security Corporation (SHSC)	**49.00**	49.00	**₱127.8**	₱127.8
Jobstreet.com Philippines, Inc. (JPI)	**40.00**	40.00	**14.7**	11.2
First Private Power Corporation (FPPC)	**20.00**	20.00	**567.6**	458.5
Cebu Light Industrial Park, Inc. (CLIPI)	**20.00**	20.00	**53.1**	50.9
Oriental Petroleum and Minerals Corporation (OPMC)	**19.40**	–	**304.9**	–
Bayantrade Dotcom, Inc. (BDI)	**18.69**	17.15	**0.4**	5.0
Foreign:				
United Industrial Corp., Limited (UICL)	**35.02**	33.49	**23,606.6**	18,041.5
			24,675.1	18,694.9
Joint Ventures				
Domestic:				
Hunt-Universal Robina Corporation (HURC)	**50.00**	50.00	**93.1**	89.9
Aviation Partnership (Philippines) Corp. (APPC)	**49.00**	49.00	**111.2**	91.0
Digitel Crossing (DC)	**40.00**	40.00	–	–
SIA Engineering (Philippines) Corp. (SIAEP)	**35.00**	–	**266.3**	–
			470.6	180.9
			₱25,145.7	₱18,875.8

The Group accounts for its investments in BDI and OPMC as an associate although the Group holds less than 20.0% of the issued share capital, as the Group has the ability to exercise significant influence over the investment, due to the Group's voting power (both through its equity holding and its representation in key decision-making committees) and the nature of the commercial relationships with BDI and OPMC.

UICL

Financial information of UICL follows (amounts in millions):

	2008	2007
Total assets	**₱190,590**	₱193,191
Total liabilities	**37,540**	60,777
Net assets	**153,050**	132,414
Revenue	**12,292**	6,817
Net income	**5,648**	3,931

UICL follows the revaluation method of valuing property, plant and equipment. Since the Group's accounting policy for the valuation of property, plant and equipment is the cost basis, the financial information above of UICL represents the adjusted amounts after reversal of the effect of revaluation on the said assets.

Summarized below is the financial information of other associates of the Group:

	2008				
	Balance Sheet			**Statement of Income**	
	Total Assets	**Total Liabilities**	**Net Assets**	**Revenue**	**Net Income (Loss)**
Associates					
OPMC	**₱2,429,451,169**	**₱242,028,823**	**₱2,187,422,346**	**₱105,967,876**	**(₱44,109,140)**
FPPC	**1,802,682,177**	**362,102**	**1,802,320,075**	**1,743,032,535**	**1,742,383,923**
CLIPI	**904,868,615**	**639,395,407**	**265,473,208**	**151,901,297**	**10,962,618**
BDI	**380,250,314**	**182,943,776**	**197,306,538**	**410,598,432**	**25,904,238**
SHSC	**263,669,519**	**2,783,663**	**260,885,856**	**400**	**70**
JPI	**156,510,044**	**119,853,231**	**36,656,813**	**196,194,432**	**75,723,103**

	2007				
	Balance Sheet			Statement of Income	
	Total Assets	Total Liabilities	Net Assets	Revenue	Net Income (Loss)
Associates					
FPPC	₱1,565,623,381	₱462,501	₱1,565,160,880	₱647,618,365	₱344,268,080
CLIPI	874,806,352	620,295,762	254,510,590	39,966,479	(10,087,432)
BDI	351,533,810	303,452,862	48,080,948	255,816,348	14,712,152
SHSC	263,669,449	2,783,663	260,885,786	1,809	1,809
JPI	138,165,321	110,190,111	27,975,210	158,701,889	62,003,743

Investment in a JV

Under the terms of the JV agreement on DC, the Group shall invest a total of US$12.0 million, representing a 40% interest of Digitel in the JV. As of December 31, 2008 and 2007, the Group's investment in DC is ₱292.2 million. The accumulated equity in net losses of DC amounted to ₱43.4 million as of December 31, 2008 and 2007. The carrying value of the Group's investment in DC amounting to ₱249.5 million has been fully impaired as of December 31, 2008 and 2007.

Below is the financial information of the joint ventures of the Group as of and for the years ended:

	2008				
	Balance Sheet			**Statement of Income**	
	Total Assets	**Total Liabilities**	**Net Assets**	**Revenue**	**Net Income (Loss)**
Joint Ventures					
Domestic:					
DC	**₱815,063,747**	**₱433,795,656**	**₱381,268,091**	**₱75,048,045**	**(₱20,774,914)**
SIAEP	**752,913,934**	**4,375,950**	**748,537,984**	**–**	**(13,317,978)**
HURC	**362,835,690**	**280,203,028**	**82,632,662**	**733,741,617**	**55,417,433**
APPC	**340,640,447**	**112,779,935**	**227,860,512**	**277,575,770**	**41,306,268**

	2007				
	Balance Sheet			Statement of Income	
	Total Assets	Total Liabilities	Net Assets	Revenue	Net Income
Joint Ventures					
Domestic:					
DC	₱703,045,299	₱301,480,605	₱401,564,694	₱60,940,184	₱22,486,498
HURC	243,626,735	166,411,506	77,215,229	614,148,797	45,059,816
APPC	264,344,362	77,722,110	186,622,252	261,160,630	18,539,486

SIAEP is a jointly controlled entity which was incorporated on July 27, 2008 and was established for the purpose of providing line and light maintenance services to foreign and local airlines, utilizing the facilities and services at airports in the Philippines, as well as aircraft maintenance and repair organizations. SIAEP has not yet started commercial operations as of December 31, 2008.

16. Investment Properties

Movements in this account follow:

	2008			
	Land and Land Improvements	Buildings and Improvements	Theater Furniture and Equipment	Total
Cost				
Balance at beginning of year	₱10,831,283,607	₱19,912,343,661	₱254,274,144	₱30,997,901,412
Additions	2,501,811,623	218,459,412	–	2,720,271,035
Retirements/disposals	(46,652,923)	–	–	(46,652,923)
Transfers/other adjustments (Note 17)	(867,406,005)	3,163,897,298	–	2,296,491,293
Balance at end of year	12,419,036,302	23,294,700,371	254,274,144	35,968,010,817
Accumulated Depreciation and Amortization				
Balance at beginning of year	40,994,348	6,736,593,273	174,537,691	6,952,125,312
Depreciation and amortization	4,880,398	1,306,961,486	19,496,821	1,331,338,705
Transfers/other adjustments	(4,782,477)	–	–	(4,782,477)
Balance at end of year	41,092,269	8,043,554,759	194,034,512	8,278,681,540
Net Book Value at End of Year	₱12,377,944,033	₱15,251,145,612	₱60,239,632	₱27,689,329,277

	2007			
	Land and Land Improvements	Buildings and Improvements	Theater Furniture and Equipment	Total
Cost				
Balance at beginning of year	₱7,011,881,989	₱17,164,357,195	₱254,274,144	₱24,430,513,328
Additions	3,828,451,083	816,042,871	–	4,644,493,954
Retirements/disposals	(58,561,423)	–	–	(58,561,423)
Transfers/other adjustments (Note 17)	49,511,958	1,931,943,595	–	1,981,455,553
Balance at end of year	10,831,283,607	19,912,343,661	254,274,144	30,997,901,412
Accumulated Depreciation and Amortization				
Balance at beginning of year	30,972,490	5,561,153,915	150,126,096	5,742,252,501
Depreciation and amortization	4,353,046	1,187,736,596	24,411,595	1,216,501,237
Transfers/other adjustments	5,668,812	(12,297,238)	–	(6,628,426)
Balance at end of year	40,994,348	6,736,593,273	174,537,691	6,952,125,312
Net Book Value at End of Year	₱10,790,289,259	₱13,175,750,388	₱79,736,453	₱24,045,776,100

Investment properties consisted mainly of land held for appreciation, shopping malls and commercial centers and office buildings that are held to earn rentals. Most of the Group's properties are in prime locations across the Philippines.

Investment Properties Transferred from Property, Plant and Equipment
Investment properties transferred from property, plant and equipment amounted to ₱3.2 billion and ₱2.0 billion as of December 31, 2008 and 2007, respectively. These represent the completed Robinsons Cybergate Center 3 Office Building, new malls in Manila (Otis) and Cabanatuan, and a mall expansion in Manila.

Fair Value of Investment Properties
The fair value of investment properties, which has been determined based on valuations performed by an independent professionally qualified appraiser as of May 31, 2005, exceeds its carrying cost. The independent professional qualified appraiser is an industry specialist in valuing these types of investment properties. The fair value represents the amount at which the assets could be exchanged between a knowledgeable, willing buyer and a knowledgeable, willing seller in an arm's length transaction at the date of valuation. The fair value as of the date of appraisal amounted to ₱37.1 billion.

The value of the investment properties was arrived using the *Market Data Approach.* In this approach, the value of the investment properties is based on sales and listings of comparable property registered in the vicinity. The technique of this approach requires the establishment of comparable property by reducing reasonable comparative sales and listings to a common denominator. This is done by adjusting the differences between the subject property and those actual sales and listings regarded as comparable. The properties used as a basis for comparison are situated within the immediate vicinity of the subject property.

Rent Income from Investment Properties
Consolidated rent income from investment properties included under Real Estate and Hotels Revenue in the consolidated statement of income amounted to ₱4.2 billion, ₱4.0 billion and ₱3.3 billion in 2008, 2007 and 2006, respectively. Direct operating expenses pertaining to rental operations (included under Cost of Sales and Services in the consolidated statement of income) amounted to ₱1.5 billion, ₱1.4 billion and ₱1.2 billion in 2008, 2007 and 2006, respectively.

Depreciation and Amortization
The breakdown of consolidated depreciation and amortization on investment properties follows:

	2008	2007	2006
Depreciation and amortization expense included under:			
Cost of sales and services (Note 29)	**₱1,326,991,166**	₱1,212,153,698	₱1,088,588,693
General and administrative expenses (Note 30)	**4,347,539**	4,347,539	7,511,472
	₱1,331,338,705	₱1,216,501,237	₱1,096,100,165

Collaterals
As of December 31, 2008 and 2007, the Group has no investment properties that are pledged as collateral.

17. Property, Plant and Equipment

The composition and movements in this account follow:

	2008					
	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Tele-communications Equipment	Investment in Cable Systems	Sub-total
Cost						
Balance at beginning of year	₱3,414,720,615	₱15,632,609,975	₱37,255,450,880	₱42,691,018,583	₱758,846,103	₱99,752,646,156
Additions	851,928,721	1,107,142,294	2,363,921,069	112,196,000	–	4,435,188,084
Transfers, disposals and other adjustments	27,041,645	111,345,248	346,671,476	354,746,000	–	839,804,369
Balance at end of year	4,293,690,981	16,851,097,517	39,966,043,425	43,157,960,583	758,846,103	105,027,638,609
Accumulated Depreciation and Amortization						
Balance at beginning of year	797,100,584	6,854,231,073	20,922,571,685	22,127,592,788	106,834,675	50,808,330,805
Depreciation and amortization	28,854,814	623,255,411	2,117,118,307	2,398,796,000	42,931,900	5,210,956,432
Disposals and other adjustments	–	(23,448,393)	(91,335,533)	2,500	–	(114,781,426)
Balance at end of year	825,955,398	7,454,038,091	22,948,354,459	24,526,391,288	149,766,575	55,904,505,811
Net Book Value at End of Year	₱3,467,735,583	₱9,397,059,426	₱17,017,688,966	₱18,631,569,295	₱609,079,528	₱49,123,132,798

	2008					
	Assets Under Finance Lease	Transportation, Furnishing and Other Equipment	Passenger Aircraft and Other Flight Equipment	Construction In-progress	Equipment In-transit	Total
Cost						
Balance at beginning of year	₱–	₱6,638,695,164	₱23,769,101,958	₱34,418,389,841	₱230,739,151	₱164,809,572,270
Additions	–	1,068,802,715	6,062,170,079	19,066,801,441	52,576,441	30,685,538,760
Transfers, disposals and other adjustments (Note 16)	–	(100,431,260)	5,985,872	(7,660,811,364)	–	(6,915,452,383)
Balance at end of year	–	7,607,066,619	29,837,257,909	45,824,379,918	283,315,592	188,579,658,647
Accumulated Depreciation and Amortization						
Balance at beginning of year	–	5,100,018,394	3,403,061,176	–	–	59,311,410,375
Depreciation and amortization	–	757,084,830	1,546,753,381	–	–	7,514,794,643
Disposals and other adjustments	–	(45,910,610)	(1,256,204)	–	–	(161,948,240)
Balance at end of year	–	5,811,192,614	4,948,558,353	–	–	66,664,256,778
Net Book Value at End of Year	₱–	₱1,795,874,005	₱24,888,699,556	₱45,824,379,918	₱283,315,592	₱121,915,401,869

	2007 (As restated)					
	Land and Improvements	Buildings and Improvements	Machinery and Equipment	Tele-communications Equipment	Investment in Cable Systems	Sub-total
Cost						
Balance at beginning of year	₱3,351,093,802	₱14,711,923,762	₱31,803,950,492	₱32,327,473,996	₱758,846,202	₱82,953,288,254
Additions	86,737,200	865,993,515	3,853,804,487	66,946,647	–	4,873,481,849
Transfers, disposals and other adjustments	(23,110,387)	54,692,698	1,597,695,901	10,296,597,940	(99)	11,925,876,053
Balance at end of year	3,414,720,615	15,632,609,975	37,255,450,880	42,691,018,583	758,846,103	99,752,646,156
Accumulated Depreciation and Amortization						
Balance at beginning of year	764,088,982	6,312,554,472	18,309,516,300	13,839,578,730	69,771,391	39,295,509,875
Depreciation and amortization	33,495,093	537,446,860	2,066,502,211	4,586,899,117	37,063,284	7,261,406,565
Disposals and other adjustments	(483,491)	4,229,741	546,553,174	3,701,114,941	–	4,251,414,365
Balance at end of year	797,100,584	6,854,231,073	20,922,571,685	22,127,592,788	106,834,675	50,808,330,805
Net Book Value at End of Year	₱2,617,620,031	₱8,778,378,902	₱16,332,879,195	₱20,563,425,795	₱652,011,428	₱48,944,315,351

	2007 (As restated)					
	Assets Under Finance Lease	Transportation, Furnishing and Other Equipment	Passenger Aircraft and Other Flight Equipment	Construction In-progress	Equipment In-transit	Total
Cost						
Balance at beginning of year	₱4,419,920,840	₱7,898,710,218	₱19,240,759,203	₱28,688,088,991	₱1,703,378,173	₱144,904,145,679
Additions	109,565,743	412,167,811	4,524,129,400	14,418,924,119	(1,472,639,022)	22,865,629,900
Transfers, disposals and other adjustments (Note 16)	(4,529,486,583)	(1,672,182,865)	4,213,355	(8,688,623,269)	–	(2,960,203,309)
Balance at end of year	–	6,638,695,164	23,769,101,958	34,418,389,841	230,739,151	164,809,572,270
Accumulated Depreciation and Amortization						
Balance at beginning of year	3,395,263,106	5,539,489,881	2,088,425,912	–	–	50,318,688,774
Depreciation and amortization	317,939,242	375,449,144	1,318,041,700	–	–	9,272,836,651
Disposals and other adjustments	(3,713,202,348)	(814,920,631)	(3,406,436)	–	–	(280,115,050)
Balance at end of year	–	5,100,018,394	3,403,061,176	–	–	59,311,410,375
Net Book Value at End of Year	₱–	₱1,538,676,770	₱20,366,040,782	₱34,418,389,841	₱230,739,151	₱105,498,161,895

Depreciation, Amortization and Impairment Loss

The breakdown of consolidated depreciation, amortization and provision for impairment losses on property, plant and equipment follows:

	2008	2007	2006
Depreciation and amortization expense (included under):			
General and administrative expenses (Note 30)	**₱4,841,081,717**	₱7,248,848,738	₱4,268,312,457
Cost of sales and services (Note 29)	**2,673,712,926**	2,023,987,913	2,477,519,466
	₱7,514,794,643	₱9,272,836,651	₱6,745,831,923
Provision for impairment losses (Note 31)	**₱–**	₱–	₱3,516,538,157

Change in EUL

In 2008, the Group changed the EUL of certain telecommunications equipment and infrastructures from 15 to 20 years, resulting from new information affecting the expected utilization of these assets. The net effect of the change in EUL resulted in lower depreciation of ₱205.0 million in 2008 and a reduction in annual depreciation expense amounting to ₱81.3 million beginning in 2009.

Borrowing Costs

Borrowing costs capitalized to property, plant and equipment under construction amounted to about ₱331.0 million, ₱264.0 million and ₱375.0 million in 2008, 2007 and 2006, respectively. The average capitalization rate used to determine the amount of borrowing costs eligible for capitalization in 2008, 2007 and 2006 is 7.1%, 7.6% and 8.7%, respectively.

Transfer to Investment Properties and Inventories

Property, plant and equipment transferred to investment property and inventory, particularly, subdivision land, condominium and residential units for sale, aggregated to ₱6.9 billion and ₱3.5 billion in 2008 and 2007, respectively.

Investment in Cable Systems

Investment in cable systems represents Digitel's indefeasible rights of use (IRU) of circuits in certain cable systems.

Facilities under Finance Lease

The Group previously leased certain telecommunications facilities covering local exchange facilities under various Finance Lease Agreements (FLAs) with the Department of Transportation and Communications (DOTC) for a period of 30 years, at the end of which the ownership of the facilities automatically transfer to the Group. In 2007, the Group purchased the leased facilities in accordance with the option provided for under the FLAs to purchase the leased facilities. Accordingly, these assets have been reclassified to Telecommunications Equipment under Property, Plant and Equipment account in 2007, and certain expense accruals made in prior years relating to and prior to the termination of the lease agreement have been reversed to income in 2007.

Property, Plant and Equipment Pledged as Collateral

Passenger aircraft held as securing assets under various loans

The Group entered into Export Credit Agency (ECA)-backed loan facilities (the ECA loan) to partially finance the purchase of ten Airbus A319 aircraft (Note 23). The Group also entered into a commercial loan facility to partially finance the purchase of two Airbus A320 aircraft, one CFM 565B4/P engine, two CFM 565B5/P engines and one Quick Engine Change (QEC) Kit. Additionally, the Group entered into both ECA loans and commercial loan facilities to partially finance the purchase of six Avion de Transport Regional (ATR) 72-500 Turbo Propeller Aircraft (Note 23).

Under the terms of the ECA loan and the commercial loan facilities, upon the event of default, the outstanding amount of loan (including interest accrued) will be payable by CALL or ILL or BLL, or by the guarantors which are CPAHI and the Parent Company, or failing that, the respective lenders will foreclose the securing assets.

As of December 31, 2008 and 2007, the carrying amount of the securing assets (included under the Property, Plant and Equipment in the consolidated balance sheet) amounted to ₱22.1 billion and ₱ 18.7 billion, respectively.

Others

Certain property, plant and equipment of URC with an aggregate net book value of ₱97.3 million have been pledged as security for long-term debt as of December 31, 2008 and 2007 (Note 23).

Operating Fleet

As of December 31, 2008 and 2007, the Company's operating fleet follows:

	2008	2007
Owned (Note 23):		
Airbus A319	**10**	10
Airbus A320	**2**	2
ATR 72-500	**6**	–
Under operating lease (Note 38):		
Airbus A320	**7**	3
Boeing 757*	**2**	2
	27	17

**The two Boeing 757 aircraft have been sub-leased to Air Slovakia.*

Construction in-progress represents cost of terminals and operations offices under construction, which are to be depreciated when relevant assets are completed and transferred to related Property and Equipment accounts.

18. Biological Assets

The composition and movements in this account follow:

	2008				
	Swine (At Fair Values Less Estimated Point-of-Sale Costs)			Poultry (At Cost)	
	Mature	Immature	Sub-total	Mature	Total
Cost					
Balance at beginning of year	₱692,772,061	₱273,462,319	₱966,234,380	₱138,024,030	₱1,104,258,410
Additions	1,434,647,245	788,664,241	2,223,311,486	555,610,525	2,778,922,011
Disposal	(1,430,057,316)	(811,635,368)	(2,241,692,684)	(428,248,980)	(2,669,941,664)
Gain arising from changes in fair value less estimated point-of-sale costs	140,109,450	140,224,155	280,333,605	–	280,333,605
Balance at end of year	837,471,440	390,715,347	1,228,186,787	265,385,575	1,493,572,362
Accumulated Depreciation					
Balance at beginning of year	–	–	–	53,689,637	53,689,637
Depreciation	–	–	–	81,504,856	81,504,856
Disposal	–	–	–	(84,881,873)	(84,881,873)
Balance at end of year	–	–	–	50,312,620	50,312,620
Net Book Value at End of Year	₱837,471,440	₱390,715,347	₱1,228,186,787	₱215,072,955	₱1,443,259,742

	2007				
	Swine (At Fair Values Less Estimated Point-of-Sale Costs)			Poultry (At Cost)	
	Mature	Immature	Sub-total	Mature	Total
Cost					
Balance at beginning of year	₱555,415,570	₱209,979,070	₱765,394,640	₱97,225,296	₱862,619,936
Additions	1,312,996,220	409,051,179	1,722,047,399	119,355,254	1,841,402,653
Disposal	(1,321,813,233)	(476,209,662)	(1,798,022,895)	(78,556,520)	(1,876,579,415)
Gain arising from changes in fair value less estimated point-of-sale costs	146,173,504	130,641,732	276,815,236	–	276,815,236
Balance at end of year	692,772,061	273,462,319	966,234,380	138,024,030	1,104,258,410
Accumulated Depreciation					
Balance at beginning of year	–	–	–	45,616,483	45,616,483
Depreciation	–	–	–	85,923,741	85,923,741
Disposal	–	–	–	(77,850,587)	(77,850,587)
Balance at end of year	–	–	–	53,689,637	53,689,637
Net Book Value at End of Year	₱692,772,061	₱273,462,319	₱966,234,380	₱84,334,393	₱1,050,568,773

The Group has about 180,718 and 167,841 heads of swine as of December 31, 2008 and 2007, respectively, and about 468,211 and 413,231 heads of poultry as of December 31, 2008 and 2007, respectively.

Total biological assets shown in the balance sheet follow:

	2008	2007
Current portion	**₱1,052,544,395**	₱777,106,454
Noncurrent portion	**390,715,347**	273,462,319
	₱1,443,259,742	₱1,050,568,773

19. Intangible Assets

The composition and movements in this account follow:

	2008					
	Technology Licenses	**Branch Licenses**	**Software Costs**	**Trademarks (Note 41)**	**Product Formulation (Note 41)**	**Total**
Cost						
Balance at beginning of year	**₱552,331,752**	**₱99,216,671**	**₱56,849,972**	**₱285,539,346**	**₱–**	**₱993,937,741**
Additions (Note 41)	**–**	**400,008**	**13,285,528**	**50,000,000**	**425,000,000**	**488,685,536**
Disposals/others	**–**	**–**	**(168,005)**	**–**	**–**	**(168,005)**
Balance at end of year	**552,331,752**	**99,616,679**	**69,967,495**	**335,539,346**	**425,000,000**	**1,482,455,272**
Accumulated Amortization and Impairment Loss						
Balance at beginning of year	**552,331,752**	**–**	**47,828,283**	**1,383,818**	**–**	**601,543,853**
Amortization	**–**	**–**	**7,106,982**	**2,767,636**	**–**	**9,874,618**
Disposals/others	**–**	**–**	**(53,421)**	**–**	**–**	**(53,421)**
Balance at end of year	**552,331,752**	**–**	**54,881,844**	**4,151,454**	**–**	**611,365,050**
Net Book Value at End of Year	**₱–**	**₱99,616,679**	**₱15,085,651**	**₱331,387,892**	**₱425,000,000**	**₱871,090,222**

	2007 (As restated)					
	Technology Licenses	Branch Licenses	Software Costs	Trademarks (Note 41)	Product Formulation (Note 41)	Total
Cost						
Balance at beginning of year	₱552,331,752	₱98,216,671	₱55,337,972	₱190,223,400	₱–	₱896,109,795
Additions (Note 41)	–	1,000,000	1,512,000	95,315,946	–	97,827,946
Balance at end of year	552,331,752	99,216,671	56,849,972	285,539,346	–	993,937,741
Accumulated Amortization and Impairment Loss						
Balance at beginning of year	552,331,752	–	38,375,351	–	–	590,707,103
Amortization	–	–	9,452,932	1,383,818	–	10,836,750
Balance at end of year	552,331,752	–	47,828,283	1,383,818	–	601,543,853
Net Book Value at End of Year	₱–	₱99,216,671	₱9,021,689	₱284,155,528	₱–	₱392,393,888

Technology Licenses

Technology licenses represent the cost of JGSPC's technology and licensing agreements which cover the construction, manufacture, use and sale of polyethylene (PE) and polypropylene (PP) lines. JGSPC's technology licenses were fully impaired in 2006.

Branch Licenses
Branch licenses represent amounts paid by RSBC relating to the purchase of property and equipment and the assumption of liabilities of a certain bank.

Branch licenses have indefinite lives and are subject to annual impairment testing. Branch licenses are written-down for impairment when the net present value of the forecasted future cash flows of each branch has become insufficient to support its carrying value. RSBC used the weighted average cost of capital to discount the cash flow projections, which were based on financial budgets approved by management covering a five-year period.

RSBC identified no impairment in its branch licenses in 2008 and 2007.

Trademarks and Product Formulation
Trademarks represent trademarks which were acquired by URC from Nestlé Waters Philippines, Inc. (NWPI) and Acesfood in 2008 and 2007, respectively. Product Formulation was acquired from General Milling Corporation (GMC) in 2008 (Note 41).

20. Other Noncurrent Assets

This account consists of:

	2008	2007 (As restated)
Security and miscellaneous deposits (pre-delivery payment)	**₱2,889,168,954**	₱1,491,927,520
Deferred subscriber acquisition and retention costs - net	**1,137,425,100**	733,021,983
Finance receivables (Note 11)	**1,065,056,253**	895,933,081
Pension assets (Note 33)	**243,810,600**	92,534,300
Sinking fund for preferred shares (Note 24)	**–**	10,672,500
Others	**1,109,855,808**	1,242,378,383
	₱6,445,316,715	₱4,466,467,767

Security Deposits
Security deposits include pre-delivery payments made by CAI for its purchases of new aircraft amounting to ₱2.4 billion and ₱1.0 billion as of December 31, 2008 and 2007, respectively. Also, the account includes security deposits amounting to ₱180.9 million and ₱123.6 million which relate to the Group's leased buildings, cellsite lots and commercial spaces. These will be collected in full or offset against rent payable at the end of the lease terms subject to adjustments by the lessor to cover damages incurred on the properties.

Deferred Subscriber Acquisition and Retention Costs
Changes in deferred subscriber acquisition and retention costs follow:

	2008	2007
Balance at beginning of year	**₱733,021,983**	₱530,286,174
Deferral of subscriber acquisition and retention costs during the year	**1,295,258,680**	842,112,586
Amortization during the year	**(890,855,563)**	(639,376,777)
Balance at end of year	**₱1,137,425,100**	₱733,021,983

21. Accounts Payable and Accrued Expenses

This account consists of:

	2008	2007 (As restated)
Deposit liabilities	**₱9,674,815,130**	₱9,670,342,508
Trade payables	**8,714,910,451**	6,283,282,702
Accrued expenses	**6,539,376,317**	6,421,914,678
Due to related parties (Note 36)	**553,316,085**	1,076,134,833
Withholding taxes payable	**239,264,882**	226,269,534
Dividends payable	**6,000,198**	4,671,049
Other payables	**1,581,705,321**	1,027,428,541
	₱27,309,388,384	₱24,710,043,845

Deposit Liabilities
Deposit liabilities represent the savings, demand and time deposit liabilities of RSBC. Of the total deposit liabilities of RSBC as of December 31, 2008 and 2007, 53.5% and 61.8%, respectively, are subject to periodic interest repricing. Remaining deposit liabilities earn an annual fixed interest rate of 0.0% and 2.0% in 2008 and 2007, respectively.

Trade Payables
Trade payables are noninterest-bearing and are normally settled on 30- to 60-day terms. Trade payables arise mostly from purchases of inventories, which include raw materials and indirect materials (i.e., packaging materials) and supplies, for use in manufacturing and other operations. Trade payables also include importation charges related to raw materials purchases, as well as occasional acquisitions of production equipment and spare parts. Obligations arising from purchase of inventories necessary for the daily operations and maintenance of aircraft which include aviation fuel, expendables and consumables, equipment and in-flight supplies are also charged to this account.

Accrued Expenses

Accrued expenses and other payables include accruals for interest and various expenses. The Group's Accrued Expenses account consists of accruals for:

	2008	2007
Accrued interest payable	**₱1,293,015,155**	₱1,488,508,626
Rental expense	**1,106,217,441**	930,962,288
Import bills payable	**1,004,610,897**	1,336,978,148
Advertising and promotions	**966,622,937**	693,456,615
Landing and take-off, navigational charges, and other aircraft-related expenses	**537,967,662**	367,725,121
Compensation and benefits	**268,026,874**	286,760,180
Utilities	**237,392,466**	123,772,629
Contracted services	**175,133,295**	201,083,336
Freight and handling costs	**132,883,538**	110,913,437
Insurance	**97,246,322**	93,799,248
Royalties	**85,279,983**	118,767,483
Taxes and licenses	**57,532,680**	86,420,850
Other accrued expenses	**577,447,067**	582,766,717
	₱6,539,376,317	₱6,421,914,678

Other accrued expenses include accruals for travel and transportation, repairs and maintenance and other professional services.

22. Other Current Liabilities

This account consists of:

	2008	2007 (As restated)
Unearned revenue	**₱3,132,414,636**	₱2,129,790,294
Deposits from real estate buyers and lessees (Note 25)	**1,401,605,247**	2,610,344,201
Others	**102,791,442**	92,828,011
	₱4,636,811,325	₱4,832,962,506

Unearned Revenue
The unearned revenue account includes the Group's (a) unearned air transportation revenue and (b) unearned telecommunications revenue.

Unearned air transportation revenue
Passenger ticket and cargo waybill sales are initially recorded under Unearned Revenue in the consolidated balance sheet, until these are recognized under Telecommunications Revenue in the statement of income, when the transportation service is rendered by the Group (or once tickets are flown).

As of December 31, 2008 and 2007, the Group's unearned air transportation revenue amounted to ₱2.7 billion and ₱1.6 billion, respectively.

Unearned telecommunications revenue
Unearned telecommunications revenue represents the unused/unexpired airtime value of prepaid cards and over-the-air reload services sold. Proceeds from sale of prepaid cards and airtime values through the over-the-air reloading services are initially recognized as unearned revenue by the Group. Revenue is recognized upon the actual usage of the airtime value of the card, net of free service allocation. The unused value of prepaid card is likewise recognized as Revenue upon expiration. As of December 31, 2008 and 2007, the Group's unearned telecommunications revenue amounted to ₱457.9 million and ₱530.5 million, respectively.

23. Short-term and Long-term Debt

Short-term Debt
Short-term debt consists of:

	2008	2007 (As restated)
Parent Company:		
Philippine Peso - with interest rates ranging from 8.5% to 8.8% per annum in 2008 and from 4.5% to 5.9% per annum in 2007	**₱3,125,600,000**	₱3,428,500,000
Subsidiaries:		
Foreign currencies - with interest rates ranging from 2.0% to 6.8% in 2008 and 2.7% to 6.0% per annum in 2007	**19,784,998,372**	13,612,176,999
Philippine Peso - with interest rates ranging from 3.3% to7.5% in 2008 and 5.9% to 7.5% per annum in 2007	**2,226,000,000**	426,400,000
	22,010,998,372	14,038,576,999
	₱25,136,598,372	₱17,467,076,999

As of December 31, 2008 and 2007, liabilities under trust receipts included in foreign currency-denominated short-term debt are covered by certain inventories amounting to ₱6.6 billion and ₱2.6 billion, respectively (Note 12).

Long-term Debt

Long-term debt (net of debt issuance costs) consists of:

	Maturities	Interest Rates	2008	2007
Parent Company:				
Bayerische HypoVereinsbank AG (HypoVereinsbank) loan	2010	USD LIBOR + 0.625% and 3.72%	**₱2,284,356,673**	₱2,895,834,492
HSBC Peso Note	2013	8.00%	**4,271,849,686**	–
			6,556,206,359	2,895,834,492
Subsidiaries:				
Foreign currencies:				
JGSPL				
US$300.0 million guaranteed notes	2008	8.25%	–	11,991,681,444
US$300.0 million guaranteed term loan facility	2013	USD LIBOR + 2.45%	**14,080,553,214**	–
US$300.0 million guaranteed notes	2013	8.00%	**12,390,471,909**	10,752,995,403
URCPL				
US$125.0 million guaranteed notes	2008	9.00%	–	4,912,482,077
US$200.0 million guaranteed notes	2012	8.25%	**9,368,966,095**	8,958,806,192
URC HypoVereinsbank term loan facilities	Various dates through 2009	EURIBOR/ USD LIBOR + 0.75%	**62,440,708**	214,084,334
Digitel				
Suppliers' credit agreements		USD LIBOR + 1.50% to 2.00%	–	7,995,482
Minimum capacity purchase agreement (Note 17)			**71,280,000**	61,920,000
Zero coupon convertible bonds	2013	12.00%	**2,204,180**	1,795,327
Term loan facilities	Various dates through 2017	USD LIBOR + 0.30% to 2.70%	**11,064,477,564**	5,943,716,687
CAI				
Commercial loan from foreign banks	Various dates through 2017	3.95% to 6.66% in 2008 and 4.89% to 5.83% in 2007	**3,729,504,001**	2,803,449,270
ECA loans (Note 17)	Various dates through 2018	3.78% to 5.83% in 2008 and 4.89% to 5.83% in 2007	**14,227,026,572**	9,595,605,270
			64,996,924,243	55,244,531,486
Philippine Peso:				
URC Philippine Sugar Corporation restructured loan	2013	7.50%	**46,395,489**	52,353,312
RLC				
₱1.0 billion bonds	2008	3-month MART1 + 1.00% to 2.00%	–	1,000,000,000
₱1.0 billion loan facility	2009	10.70%	**340,000,000**	560,000,000
₱3.0 billion loan facility	2012	6.38%	**3,000,000,000**	3,000,000,000
₱2.0 billion bonds	2013	15.73% - PDST-F rate	**2,000,000,000**	–
			5,386,395,489	4,612,353,312
			70,383,319,732	59,856,884,798
			76,939,526,091	62,752,719,290
Less current portion			**4,914,812,758**	21,443,502,972
			₱72,024,713,333	₱41,309,216,318

Long-term debt to foreign banks is shown net of unamortized debt issuance costs totaling ₱1.1 billion (US$22.8 million) and ₱595.5 million (US$14.1 million) as of December 31, 2008 and 2007, respectively. Unamortized debt issuance cost related to peso-denominated long-term debt amounted to ₱38.2 million as of December 31, 2008.

Except for the liability under the minimum capacity purchase agreement, repayments of the long-term debt (gross of debt issuance costs) follow:

	2008	2007
Due in:		
2008	**₱–**	₱21,512,682,725
2009	**5,141,139,427**	3,480,475,901
2010	**4,868,665,807**	3,115,470,894
2011	**10,028,733,228**	2,607,240,496
2012	**21,615,672,690**	13,896,097,953
Thereafter	**36,406,983,943**	18,626,850,098
	₱78,061,195,095	₱63,238,818,067

The liability under the minimum capacity purchase agreement is payable based on the actual material capacity purchased (see discussion within the note under Minimum Capacity Purchase Agreement section).

Certain loan agreements contain provisions which, among others, require the maintenance of specified financial ratios at certain levels and impose negative covenants which, among others, prohibit a merger or consolidation with other entities, dissolution, liquidation or winding-up except with any of its subsidiaries; and prohibit the purchase or redemption of any issued shares or reduction of registered and paid-up capital or distribution of assets resulting in capital base impairment.

The following significant transactions affected the Group's long-term debt:

Parent Company HypoVereinsbank Credit Facility

On October 26, 2001, the Parent Company entered into a loan agreement with HypoVereinsbank. HypoVereinsbank agreed to make available to the Parent Company a facility (the HypoVereinsbank facility) up to a maximum estimated amount of US$98.5 million to refinance the contract signed by Digitel with a certain supplier on August 6, 2001, to the extent covered by the guarantee of Compagnie Francaise d'Assurance pour le Commerce Exterieur SA (COFACE), a French credit insurance agency. The purpose of the said facility is to finance: (1) up to 85% of the contract value or the counter value of US$94.0 million which will be divided into two tranches, one corresponding to Phase I up to US$78.2 million and one to Phase II up to US$15.8 million, and (2) 100% of the COFACE premium estimated at US$4.5 million.

Each tranche of the HypoVereinsbank facility shall be repaid in 14 equal, consecutive, semi-annual installments, each first repayment date becoming due six months after the starting point of repayment of each phase. Any amount disbursed and outstanding during the preliminary period and repayment period shall carry interest at an interest rate of six months USD LIBOR as determined by HypoVereinsbank on the quotation date plus a margin of 0.625% per annum.

The interest due during the repayment period will be calculated on the amount of the credit outstanding as evidenced by the repayment schedule. These will be payable semi-annually in arrears on the same dates as the repayments of principal.

As of December 31, 2008 and 2007, the outstanding balance of the loans obtained from the HypoVereinsbank facility amounted to ₱2.3 billion (US$48.1 million) and ₱2.9 billion (US$70.3 million), respectively.

Parent Company ₱4.3 Billion Fixed Rate Corporate Notes

On September 10, 2008, the Parent Company issued an aggregate amount of ₱4.3 billion fixed rate corporate notes. The notes bear annual interest of 8% payable semi-annually and the principal amount will mature on September 16, 2013.

Foreign Currency Loans

JGSPL 8.25% Guaranteed Notes Due 2008

In January 2003, JGSPL issued US$300.0 million 8.25% guaranteed notes due 2008 which are unconditionally and irrevocably guaranteed by the Parent Company. Unless previously purchased and cancelled, the 8.25% guaranteed notes will be redeemed at their principal amount on June 20, 2008.

As of December 31, 2007, the outstanding balance of the notes amounted to ₱12.0 billion (US$290.5 million). The notes were fully settled in June 2008.

JGSPL US$ LIBOR + 2.45% Guaranteed Term Loan Facility Due 2013

In June 2008, JGSPL issued US$300.0 million US$ LIBOR + 2.45% guaranteed notes due 2013 which are unconditionally and irrevocably guaranteed by the Parent Company. Unless previously redeemed, the US$ LIBOR + 2.45% guaranteed notes will be repaid in five equal semi-annual installments amounting to US$60.0 million beginning on the 6th interest period until maturity.

As of December 31, 2008, the outstanding balance of the notes amounted to ₱14.1 billion (US$296.3 million).

JGSPL 8.00% Guaranteed Notes Due 2013

In January 2006, JGSPL issued US$300.0 million 8.00% guaranteed notes due 2013 which are unconditionally and irrevocably guaranteed by the Parent Company. Unless previously purchased and cancelled, the 8.00% guaranteed notes will be redeemed at their principal amount on January 18, 2013.

As of December 31, 2008 and 2007, the outstanding balance of the notes amounted to ₱12.4 billion (US$260.7 million) and ₱10.8 billion (US$260.5 million), respectively.

URC HypoVereinsbank Term Loan Facilities
URC entered into two credit term loan facilities with HypoVereinsbank to finance the supply of certain property and equipment for its biaxially-oriented polypropylene plant and flour mill plant. The loans obtained from said facility shall bear interest at floating rate based on the EURIBOR/USD LIBOR plus 0.75%. The loan shall be payable in 14 equal, consecutive, semi-annual payments starting six months after the weighted average delivery period of all units or, at the latest, starting six months after August 1, 2002, whichever date shall occur earlier, with the last repayment installment due October 15, 2009.

As of December 31, 2008 and 2007, the outstanding balance of the loan obtained from the term loan facilities amounted to ₱62.4 million (US$1.3 million) and ₱214.1 million (US$4.8 million), respectively.

URCPL 9.00% Guaranteed Notes Due 2008
On February 5, 2003, URCPL issued US$125.0 million, 9.00% guaranteed notes due 2008 which are unconditionally and irrevocably guaranteed by URC. Unless previously redeemed or purchased and cancelled, the 9% guaranteed notes will be redeemed at their principal amount, plus accrued and unpaid interest, on February 6, 2008. Related terms and conditions provide for financial covenants to be complied with by URCPL and URC.

As of December 31, 2007, the outstanding balance of the notes amounted to ₱4.9 billion (US$109.1 million). The notes were redeemed by URCPL in February 2008.

URCPL 8.25% Guaranteed Notes Due 2012
On January 14, 2005, URCPL issued US$200.0 million 8.25% notes due 2012 guaranteed by URC. Unless previously redeemed or purchased and cancelled, the notes will be redeemed at their principal amount, plus accrued and unpaid interest on January 20, 2012.

As of December 31, 2008 and 2007, the outstanding balance of the notes amounted to ₱9.4 billion (US$199.1 million) and ₱9.0 billion (US$198.9 million), respectively.

Digitel Minimum Capacity Purchase Agreement
Digitel's outstanding liability under the minimum capacity purchase agreement amounted to ₱71.3 million (US$1.5 million) and ₱61.9 million (US$1.5 million) as of December 31, 2008 and 2007, respectively.

Digitel Zero Coupon Convertible Bonds
On December 8, 2003, Digitel issued zero coupon convertible bonds due 2013 (Digitel Bonds) with face value of US$31.1 million and issue price of US$10.0 million. Unless previously converted, cancelled or redeemed, the bonds are convertible into Digitel's common shares at ₱1 par value at the end of the tenth year after the issue date and are redeemable at the option of Digitel, in whole or in part, at the end of each year starting one year after the issue date and every year thereafter at the following redemption dates and values:

Redemption Date	Redemption Value[a]
End of 1st year from issue date	US$35.29
End of 2nd year from issue date	38.75
End of 3rd year from issue date	42.63
End of 4th year from issue date	46.97
End of 5th year from issue date	51.83
End of 6th year from issue date	57.28
End of 7th year from issue date	63.38
End of 8th year from issue date	70.21
End of 9th year from issue date	77.87
End of 10th year from issue date	86.44

[a]*Per US$100 of face value*

Alternately, the bondholders will have the right to convert the Digitel bonds into common shares of Digitel at redemption date. The number of conversion shares to be received by the bondholders upon exercise of the conversion right is equivalent to the total redemption value which the bondholders would have received if the Digitel bonds were redeemed multiplied by the exchange rate for the relevant date divided by the ₱1 par value. Unless previously converted, purchased or cancelled or redeemed, the Digitel bonds shall be converted into the common shares of Digitel at the end of the tenth year of the issue date. In January 2006, the conversion options expired due to an amendment on the bond agreement.

The Digitel bonds constitute direct, unconditional, unsubordinated and unsecured obligations of Digitel and shall at all times rank pari passu and without preference among themselves and at least equally with all other present and future unsubordinated, unsecured obligations of Digitel, except as may be preferred by virtue of mandatory provision of law.

The bondholders have the option, through a resolution approved by 75% of the face value of the bonds then outstanding, to require a lien on unencumbered assets of Digitel not subject to a dispute, valued at approximately US$200,000, subject to the limitations, conditions and restrictions of a Mortgage Trust Indenture (MTI). The MTI will be administered by a security trustee appointed in compliance with the MTI.

As of December 31, 2008 and 2007, the outstanding balance of the Digitel bonds amounted to ₱2.2 million (US$0.04 million) and ₱1.8 million (US$0.04 million), respectively.

Digitel Term Loan Facilities
Digitel and its wholly owned subsidiary, Digitel Mobile Phils., Inc. (DMPI), entered into various term loan facility agreements to finance various purchase and supply agreements. Said term loan facilities follow:

- Digitel US$14.0 million HypoVereinsbank loan

  In January 2001, Digitel and HypoVereinsbank signed a buyer's credit agreement to finance the export contract of Digitel with a certain foreign supplier. HypoVereinsbank agreed to make available the total amount of US$14.0 million, in two tranches of US$11.8 million and US$2.2 million. The amount is used to finance 85% of the export contract value totaling US$16.5 million. Said loan is payable in 14 equal, consecutive, semi-annual installments beginning six months after the final acceptance of all units purchased but not later than June 30, 2002. Digitel will pay interest equivalent to USD LIBOR plus 0.75%.

  As of December 31, 2008 and 2007, the outstanding balance of the HypoVereinsbank loan, under the two tranches, amounted to ₱133.9 million (US$2.8 million) and ₱193.6 million (US$4.7 million), respectively.

- Digitel US$43.5 million Nordea Bank AG (Nordea) loan

  On January 12, 2004, Digitel entered into an export credit facility with Nordea in the aggregate principal amount of up to US$43.5 million. Under the export credit facility, Nordea shall make available the amount of the loan for the sole purpose of financing up to (i) 85% of the offshore contract value amounting to US$40.6 million, and (ii) 85% of the Swedish Export Credits Guarantee Board (EKN) premium. The interest payable on the loan shall be the USD LIBOR plus 0.75% per annum. The loan is payable in 14 consecutive equal semi-annual installments, the first of which shall fall due on March 15, 2005, subject to EKN's rules and regulations.

  As of December 31, 2008 and 2007, the outstanding balance of the Nordea loan facility amounted to ₱0.9 billion (US$18.6 million) and ₱1.0 billion (US$24.5 million), respectively.

- DMPI US$20.0 million Nordic Investment Bank (Nordic) loan

  On October 12, 2004, DMPI entered into a term loan facility with Nordic in the amount of up to US$20.0 million, guaranteed by Digitel and the Parent Company. The loan shall bear interest equivalent to the sum of USD LIBOR plus 2.70% per annum. The loan is payable in 12 consecutive equal semi-annual installments on the payment dates starting on March 15, 2006 and September 15, 2011.

  As of December 31, 2008 and 2007, the outstanding balance of the Nordic loan amounted to ₱472.9 million (US$10.0 million) and ₱547.3 million (US$13.3 million), respectively.

- DMPI US$23.6 million Societe Generale (SG) and Calyon loan

  On April 11, 2005, DMPI entered into an equipment supply contract with a certain foreign supplier for the supply of equipment, software and offshore services (the Equipment supply contract). Under the terms and conditions of the Export Credit Agreement, SG and Calyon agreed to make available a credit of up to US$23.6 million. The amount shall be used to finance the Equipment Supply Contract, to the extent covered by the insurance of SINOSURE, a credit insurance agency. The aggregate amount of all disbursements under the facility shall be payable in 14 consecutive equal semi-annual installments, the first one of which will become due six months after repayment date and thereafter, each of them falling due on the following interest payment date. DMPI shall pay interest equivalent to USD LIBOR plus 0.60% per annum.

  As of December 31, 2008 and 2007, the outstanding balance of the SG and Calyon loan amounted to ₱768.0 million (US$16.1 million) and ₱776.7 million (US$18.8 million), respectively.

- DMPI US$19.0 million Calyon and SG loan

  On May 5, 2005, DMPI entered into a supply and service contract with Alcatel CIT and Alcatel Philippines Inc. for the supply of various telecommunications materials, software and services for the Global System for Mobile Communication (GSM) Cellular Mobile Short-term Core Extension Project (the Supply and Service Contract). Under the terms and conditions of the loan, Calyon and SG agreed to make available a credit of up to US$19.0 million. The amount shall be used to finance the Supply and Service Contract, to the extent covered by the insurance of COFACE, a French credit insurance agency. The aggregate amount of all disbursements under the Loan shall be payable in 14 consecutive equal semi-annual installments, the first one of which will become due six months after the starting date for repayment date and thereafter each of them falling due on the following interest payment date. DMPI shall pay interest equivalent to USD LIBOR plus 0.40% per annum.

  As of December 31, 2008 and 2007, the outstanding balance of the aforementioned loan pertaining to the Supply and Service Contract amounted to ₱532.1 million (US$11.2 million) and ₱559.9 million (US$13.6 million), respectively.

- DMPI US$18.7 million Nordea loan

  On April 4, 2006, DMPI entered into a loan facility with Nordea. Under the terms of the facility, Nordea shall make available the amounts of (i) US$17.1 million and (ii) 100% of the premium payable to EKN, the aggregate amounts not to exceed the commitment of US$18.7 million. The Nordea loan is guaranteed by Digitel and the Parent Company. The loan bears interest equivalent to the sum of USD LIBOR plus 0.35% per annum. The loan is payable in 18 consecutive equal semi-annual installments, the first of which shall fall due on October 30, 2006, subject to EKN's rules and regulations.

  As of December 31, 2008 and 2007, the outstanding balance of the Nordea loan amounted to ₱613.9 million (US$12.9 million) and ₱610.5 million (US$14.8 million), respectively.

- DMPI US$12.7 million SG and Calyon loan

On March 9, 2006, DMPI entered into a purchase agreement with Huawei Technologies Co., Ltd., for the supply of equipment and software for the GSM services in the National Capital Region (the Phase 6A 200 Sites Project). Under the terms and conditions of the loan, SG and Calyon agreed to make available a credit of up to US$12.7 million. The amount shall be used to finance the Phase 6A 200 Sites Project, to the extent covered by the insurance of SINOSURE, a credit insurance agency.

The aggregate amount of all disbursements under the SG and Calyon loan shall be payable in 14 consecutive equal semi-annual installments, the first one of which will become due six months after the starting date for repayment and thereafter, each of them falling due on the following interest payment date.

As of December 31, 2008 and 2007, the outstanding balance of the SG and Calyon loan amounted to ₱469.4 million (US$9.9 million) and ₱400.2 million (US$9.7 million), respectively.

- DMPI ING Bank N.V. (ING) loans

In 2006, DMPI entered into various purchase agreements with certain suppliers and service contractors. The purchase agreements relate to the supply of equipment, software, and services for the Mobile Messaging Core Network (the Phase 5 project) and the Visayas-Mindanao Expansion Project (the Phase 6 project).

Pursuant to the aforementioned purchase agreements, DMPI entered into a loan agreement with ING where ING agreed to make available amounts up to US$61.2 million to finance the purchase agreements.

The amounts loaned from ING shall be payable in 14 consecutive equal semi-annual installments (the start payment dates for which the various drawdowns are stipulated in the contract). The loans bear interest equivalent to the sum of USD LIBOR plus margins ranging from 0.30% to 0.60% per annum.

As of December 31, 2008 and 2007, the outstanding balance of the ING loan amounted to ₱6.0 billion (US$125.3 million) and ₱1.8 billion (US$44.7 million), respectively.

- DMPI US$27.9 million ING Amsterdam Loans

On December 14, 2007, the Company entered into a purchase agreements with Huawei Technologies Co., Ltd. The purchase agreements relate to the supply of equipment, hardware, software, and services for the Phase 7 CORE Expansion, Phase 1 3G Network and Phase 7 Intelligent Network Expansion.

Pursuant to the aforementioned purchase agreements, the Company entered into loan agreements in 2008 with ING Amsterdam where the latter agreed to make available amounts up to US$34.2 million to finance the purchase agreements.

The amounts loaned from ING shall be payable in 14 consecutive equal semi-annual installments starting 18 months from the date of signing of contract. The loan is guaranteed by the ultimate parent.

As of December 31, 2008, the outstanding balance of the loan amounted to ₱1.2 billion (US$26.1 million).

CAI Commercial Loan From Foreign Banks
In 2007, CAI entered into a commercial loan facility to partially finance the purchase of two Airbus A320 aircraft, one CFM 565B4/P engine, two CFM 565B5/P engines and one QEC Kit. The security trustee of the commercial loan facility established ILL, which purchased the aircraft from the supplier and leases such aircraft to CAI pursuant to a: (a) ten-year finance lease arrangement for the aircraft, (b) six-year finance lease arrangement for the engines and (c) five-year finance lease arrangement for the QEC Kit. The quarterly rental payments of CAI correspond to the principal and interest payments made by ILL to the commercial lenders and are guaranteed by the Parent Company. CAI has the option of purchasing the aircraft, the engines and the QEC Kit for a nominal amount at the end of such leases.

In 2008, CAI also entered into a commercial loan facility, in addition to ECA loans, to partially finance the purchase of six ATR 72-500 turboprop aircraft. The security trustee of the commercial loan facility established BLL, a special purpose company, which purchased the aircraft from the supplier and leases such aircraft to CAI. The commercial loan facility is payable in 12 equal, consecutive, semi-annual installments starting six months after the utilization date.

The terms of the commercial loan from foreign banks follow:

- Term of ten years and six years starting from the delivery date of each Airbus A320 and ATR 72-500 turboprop aircraft, respectively.
- Term of six and five years for the engines and QEC Kit, respectively.
- Annuity style principal repayments for the two Airbus 320 aircraft, and equal principal repayments for the engines and the QEC Kit and six ATR 72-500 turboprop aircraft. Principal repayments shall be made on a quarterly and semi-annual basis for the A320 aircraft, engines and QEC kit and ATR 72-500 turboprop aircraft, respectively.
- Interest on commercial loan facilities for Airbus 320 and ATR 72-500 turboprop aircraft shall be 1.15% plus 3-month USD LIBOR and 1.25% plus 6-month USD LIBOR, respectively.
- The commercial loan facility provides for material breach as an event of default.
- Upon default, the outstanding amount of loan will be payable, including interest accrued. The lenders will foreclose on the securing assets.

As of December 31, 2008 and 2007, the total outstanding balance of the commercial loan from foreign banks amounted to ₱3.7 billion (US$78.5 million) and ₱2.8 billion (US$67.9 million), respectively.

CAI Export Credit Agency (ECA) Loans
In 2005 and 2006, CAI entered into ECA-backed loan facilities to partially finance the purchase of ten Airbus A319 aircraft. The security trustee of the ECA loans established CALL, a special purpose company, which purchased the aircraft from the supplier and leases such aircraft to CAI pursuant to 12-year finance lease agreements. The quarterly rental payments made by CAI to CALL correspond to the principal and interest payments made by CALL to the ECA-backed lenders. The quarterly lease rentals to CALL are guaranteed by CPAHI and the Parent Company. CAI has the option of purchasing the aircraft for a nominal amount at the end of such leases.

In 2008, CAI entered into ECA loans to partially finance the purchase of six ATR 72-500 turboprop aircraft. The security trustee of the ECA loans established BLL, a special purpose company, which purchased the aircraft from the supplier and leases such aircraft to CAI pursuant to ten-year finance lease agreements. The semi-annual rental payments made by CAI to BLL corresponds to the principal and interest payments made by BLL to the ECA-backed lenders. The semi-annual lease rentals to BLL are guaranteed by the Parent Company. CAI has the option of purchasing the aircraft for a nominal amount at the end of such leases.

The terms of the ECA-backed facility which are the same for each of the ten Airbus A319 aircraft and six ATR 72-500 turboprop aircraft and six ATR 72-500 turboprop aircraft follow:

- Term of 12 years starting and ten years from the delivery date of each Airbus 319 aircraft and ATR 72-500 turboprop aircraft, respectively.
- Annuity style principal repayments for the first four aircraft, and equal principal repayments for the last six aircraft. Principal repayments shall be made on a quarterly basis.
- Interest shall be fixed at the option of the borrower on the first interest payment date, based on relevant swap rate plus an agreed-upon margin. Fixed interest rates range from 3.78% to 5.83% and from 4.89% to 5.83% in 2008 and 2007, respectively.
- As provided under the ECA-backed facility, CALL cannot create or allow to exist any security interest, other than what is permitted by the transaction documents or the ECA administrative parties. CALL must not allow impairment of first priority nature of the lenders' security interests.
- The ECA-backed facility also provides for the following events of default: (a) nonpayment of the loan principal or interest or any other amount payable on the due date, (b) breach of negative pledge, covenant on preservation of transaction documents, (c) misrepresentation, (d) commencement of insolvency proceedings against CALL or CALL becomes insolvent, (e) failure to discharge any attachment or sequestration order against CALL's assets, (f) entering into an undervalued transaction, obtaining preference or giving preference to any person, contrary to the laws of the Cayman Islands, (g) sale of any aircraft under ECA financing prior to discharge date, (h) cessation of business, (i) revocation or repudiation by CALL, CAI, the Parent Company or CPAHI of any transaction document or security interest, and (j) occurrence of an event of default under the lease agreement with CAI.
- Upon default, the outstanding amount of the loan will be payable, including interest accrued. The ECA lenders will foreclose on the secured assets, namely the aircraft.
- An event of default under any ECA loan agreement will occur if an event of default as enumerated above occurs under any other ECA loan agreement.

As of December 31, 2008 and 2007, the total outstanding balance of the ECA loan amounted to ₱14.2 billion (US$299.4 million) and ₱9.6 billion (US$232.4 million), respectively.

Philippine Peso Loans

URC Philippine Sugar Corporation Restructured Loan

Republic Act (RA) No. 7202 dated February 24, 1992 provided for, among others, the condonation of all penalties and surcharges on loans granted to sugar producers from crop year 1974-1975 up to and including 1984-1985. The guidelines for the implementation of RA No. 7202 was issued under Executive Order No. 31 dated October 29, 1992, directing all government lending financial institutions to write-off from their respective books the interest in excess of 12.00% yearly and all penalties and surcharges due.

Certain assets of a subsidiary with a net book value of ₱70.0 million and ₱92.0 million as of December 31, 2008 and December 31, 2007, respectively were used to secure the loan. The loan is payable in 25 equal annual amortizations of ₱9.9 million. Unpaid interest on the loan amounted to ₱156.3 million and ₱2.9 million as of December 31, 2008 and 2007, respectively.

As of December 31, 2008 and 2007, the outstanding balance of the restructured loan amounted to ₱46.4 million and ₱52.4 million, respectively.

RLC ₱1.0 Billion Bonds

On March 13, 2003, RLC issued ₱1.0 billion bonds constituting direct, unconditional, unsubordinated and unsecured obligations ranking pari passu with all direct, unconditional, unsubordinated and unsecured obligations of RLC at par of 100% of face value. The term of the bond is five years and one day from issue date and shall be redeemable at par upon maturity or on a date which is five years and one day from issue date.

Interest on the outstanding principal sum of the bonds shall be paid at a rate determined for each quarterly interest period, accrued and payable quarterly on the dates indicated in the interest coupon of the bonds. The interest shall be the sum of three months MART1 plus a spread of 1.00% to 2.00%.

As of December 31, 2007, the outstanding balance of the bonds amounted to ₱1.0 billion. The bonds matured in 2008.

RLC ₱1.0 Billion Loan

On October 6, 2004, RLC obtained a five-year loan from ING, Manila Branch and Security Bank Corporation under the DBP-JBIC loan facility payable in nine semi-annual installments. The loan which bears a fixed interest rate of 9.20% per annum plus a margin of 1.5% per annum was used to partially finance capital expenditures of RLC.

As of December 31, 2008 and 2007, the outstanding balance of the loan facility amounted to ₱340.0 million and ₱560.0 million, respectively.

RLC ₱3.0 Billion Bonds
On May 24, 2007, RLC issued a ₱3.0 billion Fixed Rate Corporate Note Facility constituting direct, unconditional, unsubordinated, general and unsecured obligations of RLC ranking at least pari passu in all respects and ratably without preference or priority (except for any statutory preference or priority applicable in the winding-up of RLC) with all other outstanding unsecured and unsubordinated obligations of the Group. The term of the bonds is five years and one-day from Issue Date to be issued in one tranche.

The interest rate shall be 6.375% per annum and shall be payable semi-annually, computed based on the outstanding balance with payments commencing on the Issue Date and ending on the Maturity Date.

Out of the total borrowing costs capitalized to property and equipment under construction, ₱194.0 million and ₱66.0 million in 2008 and 2007, respectively, pertains to loans payable due in May 2012.

As of December 31, 2008 and 2007, the outstanding balance of the loan facility amounted to ₱3.0 billion.

RLC ₱2.0 Billion Loan Facility
On June 4, 2008, the Group issued a ₱2.0 billion Inverse Floating Rate Note Facility constituting direct, unconditional, unsubordinated, general and unsecured obligations of RLC ranking at least pari passu in all respects and ratably without preference or priority (except for any statutory preference or priority applicable in the winding-up of RLC) with all other outstanding unsecured and unsubordinated obligations of RLC with all other outstanding unsecured and unsubordinated obligations (contingent or otherwise, present and future) of RLC. The term of the bonds is five years and one day from issue date.

The interest rate is at 15.70% less the 3-month Benchmark Rate on an interest determination date rounded off to the nearest 1/100 or 1.00% per annum and shall be payable quarterly, computed based on the outstanding balance with payments commencing on the issue date and ending on the maturity date.

As of December 31, 2008, the outstanding balance of the loan facility amounted to ₱2.0 billion.

24. Cumulative Redeemable Preferred Shares

As of December 31, 2008 and 2007, the details as to the number of preferred shares of the Parent Company follow:

Authorized	2,000,000,000
Issued:	
11.75% preferred stock, ₱1.00 par value	171,900,000
12.00% preferred stock, ₱1.00 par value	255,000,000
	426,900,000

The preferred shares are nonconvertible, nonvoting, nonparticipating, cumulative and redeemable. Such shares enjoy preference in case of liquidation but are excluded from the preemptive rights in the issuance of preferred and common shares.

On July 27 and August 2, 2004, the Parent Company's BOD authorized the offer and issuance of 255.0 million and 171.9 million cumulative redeemable preferred shares, respectively. The issuances were designated as Tranche 1 Series A and Tranche 2 Series A, respectively. On said dates, the BOD further resolved that the preferred stock shall have a par value of ₱1.00 per share and an issue price of ₱5.00 per share, and shall be redeemed on the fifth year from issue date. The dividend rate shall be 12.00% and 11.75% for Tranche 1 Series A and Tranche 2 Series A, respectively, and shall be payable quarterly until final redemption. The Parent Company has established a sinking fund for the preferred stock and for the sole purpose of providing funds to pay the redemption value amounting to ₱3.9 billion (Notes 13 and 24).

In 2008, preferred shares are reclassified to current liability since the obligation will be due within 12 months from the balance sheet date. Tranche 1 Series A and Trance 2 Series A will mature on July 29, 2009 and August 5, 2009, respectively. As of December 31, 2008 and 2007, cumulative preferred shares amounted to ₱2.1 billion.

25. Other Noncurrent Liabilities

This account consists of:

	2008	2007
Accrued project costs	**₱6,702,497,178**	₱5,246,874,011
Deposits from real estate buyers and lessees (Note 22)	**1,708,630,090**	1,030,761,354
ARO (Notes 17 and 32)	**1,610,891,948**	1,119,176,248
Due to related parties (Note 36)	**1,481,542,198**	1,358,407,608
Derivative liabilities (Note 8)	**865,669,863**	–
Deposit liabilities	**776,383,253**	631,375,100
Accrued maintenance cost	**650,935,361**	299,649,388
Pension liabilities (Note 33)	**422,094,477**	368,739,750
Others	**843,476,926**	835,439,014
	₱15,062,121,294	₱10,890,422,473

Accrued Project Costs

Accrued project costs represent costs of unbilled materials, equipment and labor relating to telecommunications projects which are already eligible for capitalization as of December 31, 2008 and 2007. The determination of costs to be capitalized is based on the contract price multiplied by the percentage of shipped materials and/or delivered services.

Deposits from Real Estate Buyers and Lessees
Customers' deposits represents cash received from tenants representing three to six months rent which shall be refunded to tenants at the end of lease term. In 2007, the Group recognized discount on customers' deposit amounting to ₱132.7 million (net of interest expense of ₱118.9 million) and unearned rental income of ₱129.6 million. The deposits from real estate buyers and lessees were discounted using MART1 rates plus 2.00% spread.

In addition, other customers' deposits represent cash received from buyers which shall be applied against the total contract price of the subdivision land, condominium and residential units that are for sale. The deposits from buyers are normally applied against the total contract price within a year from the date the deposits were made.

Included in Deposits from Real Estate Buyers and Lessees account are cash collections in excess of the receivables recognized under the percentage-of-completion method which amounted to ₱0.4 billion and ₱1.1 billion as of December 31, 2008 and 2007, respectively.

ARO
Movements in the Group's ARO follow:

	2008	2007
Balance at beginning of year	**₱1,119,176,248**	₱856,389,693
Capitalized to property, plant and equipment	**493,435,242**	163,881,921
Accretion expense (Note 32)	**102,852,875**	98,904,634
Payments of restorations during the year	**(104,572,417)**	–
Balance at end of year	**₱1,610,891,948**	₱1,119,176,248

26. Equity

As of December 31, 2008 and 2007, the details of the Parent Company's common stock follow:

Authorized shares	12,850,800,000
Par value per share	₱1.00
Issued shares	6,895,273,657
Outstanding	6,797,191,657

Capital Management
The primary objective of the Group's capital management is to ensure that it maintains healthy capital ratios in order to support its business and maximize shareholder value. The Group manages its capital structure and makes adjustments to these ratios in light of changes in economic conditions and the risk characteristics of its activities. In order to maintain or adjust the capital structure, the Group may adjust the amount of dividend payment to shareholders, return capital structure or issue capital securities. No changes have been made in the objective, policies and processes as they have been applied in previous years.

The Group monitors its use of capital structure using a debt-to-capital ratio which is gross debt divided by total capital. The Group includes within gross debt all interest-bearing loans and borrowings, while capital represents total equity. Following is a computation of the Group's debt-to-capital ratio as of December 31, 2008 and 2007.

		2008	2007
(a)	Gross debt		
	Short-term debt (Note 23)	**₱25,136,598,372**	₱17,467,076,999
	Long-term debt (Note 23)	**76,939,526,091**	62,752,719,290
	Cumulative preferred shares (Note 24)	**2,107,818,750**	2,107,818,750
		₱104,183,943,213	₱82,327,615,039
(b)	Capital	**₱92,662,140,394**	₱99,385,485,615
(c)	Debt-to-capital ratio (a/b)	**1.12:1**	0.83:1

The Group's policy is to ensure that the debt-to-capital ratio would not exceed the 1.5:1 level.

Cash Dividends

Parent Company

Details of the Parent Company's dividend declarations follow:

	2008	2007	2006
Date of declaration	**July 30, 2008**	June 28, 2007	June 28, 2006
Dividend per share	**₱0.03**	₱0.03	₱0.03
Total dividends	**₱203.9 million**	₱203.9 million	₱203.9 million
Date of record	**August 29, 2008**	July 27, 2007	July 28, 2006
Date of payment	**September 24, 2008**	August 23, 2007	August 23, 2006

The following tables summarize the dividends declared by significant investee companies:

URC

Details of URC's dividend declarations follow:

	2008	2007	2006
Date of declaration	**April 17, 2008**	April 19, 2007	April 20, 2006
Dividend per share	**₱0.68**	₱0.68	₱0.54
Total dividends	**₱1.5 billion**	₱1.5 billion	₱1.2 billion
Date of record	**May 16, 2008**	May 18, 2007	May 19, 2006
Date of payment	**June 12, 2008**	June 14, 2007	June 15, 2006

RLC

Details of RLC's dividend declarations follow:

	2008	2007	2006
Date of declaration	**April 17, 2008**	April 19, 2007	April 20, 2006
Dividend per share	**₱0.53**	₱0.37	₱0.32
Total dividends	**₱1.5 billion**	₱1.0 billion	₱735.0 million
Date of record	**May 16, 2008**	May 18, 2007	May 19, 2006
Date of payment	**June 12, 2008**	June 14, 2007	June 15, 2006

Stock Dividends

CAI

In 2004, CAI's BOD approved the declaration of stock dividends amounting to ₱310.0 million. Pending the filing of the application for increase in authorized capital stock, such transaction was recorded under Stock Dividends to be Issued account in the equity section of the balance sheet of CAI. With the approval of the increase in authorized capital stock by Philippine Civil Aeronautics Board (CAB) and SEC in 2007, Stock Dividends to be issued of ₱310.0 million was transferred to common stock. The SEC approved the issuance of the stock dividend on November 19, 2008.

On September 22, 2008, CAI's BOD and stockholders approved further the issuance of ₱2.2 billion stock dividends to all stockholders as of August 31, 2008 to be issued and paid for out of the unrestricted retained earnings as of December 31, 2007 and reversed restricted retained earnings. Stock dividend of ₱20.0 per share was declared, of which ₱19.0 per share or ₱2.1 billion was recorded under Capital Paid-in Excess of Par Value account in the equity section of the balance sheet.

Treasury Shares

The Parent Company has outstanding treasury shares of 98.1 million shares amounting to ₱721.8 million as of December 31, 2008 and 2007, respectively, restricting the Parent Company from declaring an equivalent amount from unappropriated retained earnings as dividends.

27. Gain on Sale of Investments and Gain on Dilution of Equity Interest

In February 2006, URC made a follow-on offering of 695.4 million common shares at an offer price of ₱17.0 per share. Of the total common shares offered, 282.4 million common shares were from URC's unissued capital stock, and 413.0 million common shares were from URC's existing shareholders. The Parent Company and a wholly owned subsidiary sold a total of 355.6 million URC common shares. Total gain on sale of said investments in common shares of URC amounted to ₱3.2 billion in 2006.

In October 2006, RLC made a follow-on offering where a total of 932.8 million of its common shares were offered at a price of ₱12.0 per share. Of the total common shares offered, 450.0 million common shares were from RLC's unissued capital stock and 482.9 million common shares were from RLC's existing shareholders. The Parent Company, URC and a certain wholly owned subsidiary sold a total of 482.8 million common shares of RLC. Total gain on sale of said investments in common shares of RLC amounted to ₱3.1 billion in 2006.

The issuance of additional URC and RLC common shares to the public and the secondary sale of the Group's common shares in URC and RLC decreased the effective ownership of the Group from 86.12% to 59.18% in URC and from 90.11% to 60.01% in RLC. As a result of the foregoing, the Group recognized a gain on dilution of equity interest amounting to ₱2.8 billion in 2006.

28. Other Revenue

This account consists of:

	2008	2007	2006
Trading gain (loss) - net	**(₱161,755,710)**	(₱ 276,046,484)	₱34,421,749
Dividend income	**140,824,885**	129,223,295	194,647,816
Gain (loss) on sale of financial assets at FVPL and AFS investments	**(19,652,106)**	321,227,238	35,686,213
Others	**1,417,705,031**	2,367,805,823	225,533,626
	₱1,377,122,100	₱2,542,209,872	₱490,289,404

29. Cost of Sales and Services

This account consists of:

	2008	2007	2006
Raw materials used	**₱34,500,199,052**	₱26,313,126,754	₱24,148,534,281
Direct labor	**974,149,045**	865,731,739	754,253,419
Overhead cost (Note 12)	**14,687,680,033**	10,849,439,935	9,615,793,139
Total manufacturing cost	**50,162,028,130**	38,028,298,428	34,518,580,839
Goods in process	**10,437,162**	24,373,340	(41,171,077)
Cost of goods manufactured	**50,172,465,292**	38,052,671,768	34,477,409,762
Finished goods	**(489,736,141)**	(892,616,946)	587,617,607
Cost of sales	**49,682,729,151**	37,160,054,822	35,065,027,369
Cost of services	**15,350,922,605**	10,816,599,366	7,947,568,052
Cost of sales and services	**₱65,033,651,756**	₱47,976,654,188	₱43,012,595,421

30. General and Administrative Expenses

This account consists of:

	2008	2007	2006
Outside services	**₱6,529,485,999**	₱5,303,496,385	₱5,426,464,271
Depreciation and amortization (Notes 16 and 17)	**4,845,429,256**	7,253,196,277	4,275,823,929
Personnel expenses (Note 33)	**3,249,976,245**	2,688,099,823	2,627,429,330
Rent (Note 38)	**1,515,600,729**	1,312,946,176	1,114,833,391
Utilities and supplies	**1,235,932,054**	1,086,304,082	895,274,835
Aircraft and engine lease	**1,062,847,730**	434,531,843	845,603,579
Repairs and maintenance	**942,488,156**	884,560,905	792,640,146
Travel and transportation	**713,165,914**	695,790,792	620,558,926
Taxes, licenses and fees	**645,769,724**	656,787,800	472,464,526
Insurance	**250,628,704**	238,745,900	223,126,122
Communication	**203,098,602**	184,446,489	141,141,017
Others	**1,513,976,721**	1,928,337,653	792,567,771
	₱22,708,399,834	₱22,667,244,125	₱18,227,927,843

Other expenses include representation and entertainment and professional fees.

31. Impairment Losses and Others

This account consists of:

	2008	2007	2006
Provision for impairment losses on:			
Financial assets:			
Receivables (Note 11)	**₱396,279,058**	₱287,395,954	₱1,671,921,590
AFS investments (Note 10)	**11,674,554**	–	–
Nonfinancial assets:			
Property, plant and equipment (Note 17)	–	–	3,516,538,157
Intangibles (Note 19)	–	–	278,394,939
Goodwill	–	–	240,688,815
Others	–	–	113,604,928
Inventory obsolescence and market decline (Note 12)	**419,171,122**	62,540,947	106,987,095
	₱827,124,734	₱349,936,901	₱5,928,135,524

In 2006, the following transactions resulted in the recognition of impairment losses on certain assets:

- JGSPC recorded a provision for impairment losses amounting to ₱2.8 billion on a certain cash-generating unit. The cash-generating unit is the total amount of machinery and equipment, building and improvements and technology license. This is predicated on the premise that JGSPC's cash inflows are entirely dependent on this group of assets which are critical in the manufacturing process for its polypropylene and polyethylene products. The recoverable amount was determined as the cash-generating unit's value in use.

- URC recorded a provision for impairment losses on certain machinery and equipment relating to its packaging operations amounting to ₱435.0 million. The recoverable amount was determined as the higher of the assets' net selling price and value in use. URC used the net selling price in computing for the provision for impairment losses.

- The Group's goodwill pertains to: (a) excess of the acquisition cost over the fair values of the net assets acquired by Hong Kong China Foods Co. Ltd. (HCFCL) and URC Asean Brands Co. Ltd (UABCL) in 2000, and (b) the acquisition of Southern Negros Development Corporation (SONEDCO) in 1998. HCFCL, UABCL and SONEDCO are subsidiaries of URC. The goodwill arising from these acquisitions was translated at the applicable year-end exchange rate, and is being tested for impairment on an annual basis.

  Due to continued losses from operations in HCFCL, the allocated goodwill on this subsidiary was written-down and a provision for impairment losses amounting to ₱240.7 million was recorded in 2006.

Movements in the Group's Goodwill account follow:

	2008	2007 (As restated)
Cost		
Balance at beginning of year	**₱1,113,484,248**	₱1,085,237,005
Additions (Note 41)	**17,579,587**	28,247,243
Balance at end of year	**1,131,063,835**	1,113,484,248
Accumulated Impairment Losses		
Balance at beginning and end of year	**240,688,815**	240,688,815
Net Book Value at End of Year	**₱890,375,020**	₱872,795,433

32. Financing Costs and Other Charges

This account consists of:

	2008	2007	2006
Interest expense	**₱5,714,212,456**	₱6,223,235,631	₱6,871,714,691
Dividends on preferred shares	**253,991,250**	255,818,906	255,402,313
Bank charges and others	**65,033,698**	63,757,701	46,278,420
	₱6,033,237,404	₱6,542,812,238	₱7,173,395,424

The Group's interest expense is incurred from the following:

	2008	2007	2006
Long-term debt (Note 23)	**₱3,533,787,411**	₱4,183,859,101	₱5,128,510,676
Short-term debt (Note 23)	**1,690,028,395**	1,597,772,525	1,119,416,536
Accretion of ARO (Note 25)	**102,852,875**	98,904,634	83,140,436
Others	**387,543,775**	342,699,371	540,647,043
	₱5,714,212,456	₱6,223,235,631	₱6,871,714,691

33. Employee Benefits

Pension Plans

Except for URC and RLC (included in Others), the Parent Company and certain consolidated subsidiaries have unfunded, noncontributory, defined benefit pension plans covering substantially all of their regular employees. The plans provide for retirement, separation, disability and death benefits to its members. The benefits are based on a defined formula with minimum lump-sum guarantee of 22.5 days pay per year of service.

URC has a funded, noncontributory defined benefit pension plan covering all its regular employees. The pension fund is being administered and managed by certain stockholders as trustees. URC, however, reserves the right to discontinue, suspend or change the rates and amounts of its contributions at any time on account of business necessity or adverse economic conditions.

The latest actuarial valuation reports of the pension plans were made as follows:

Entity	Date of Actuarial Valuation Report
RLC and Subsidiaries	September 30, 2008
JGSPC	-do-
URC and Subsidiaries	December 16, 2008
Parent Company	December 31, 2008
Digitel and Subsidiaries	-do-
CAI	-do-
JGSCMC	-do-
RSBC	-do-

Total pensions assets and liabilities recognized in the consolidated balance sheet follow:

	2008	2007
Pension assets (Note 20)	**₱243,810,600**	₱92,534,300
Pension liabilities (Note 25)	**422,094,477**	368,739,750

The amounts recognized as pension liabilities follow:

	2008	2007
Present value of defined benefit obligation	**₱379,041,001**	₱336,173,450
Fair value of plan assets	**(57,568,490)**	(104,000)
Unfunded status	**321,472,511**	336,069,450
Unrecognized actuarial gain - net	**100,621,966**	32,670,300
Pension liabilities at end of year	**₱422,094,477**	₱368,739,750

URC's pension assets for its pension plans follow:

	2008	2007
Present value of funded obligation	**₱1,113,492,800**	₱934,438,200
Fair value of plan assets	**1,341,210,300**	1,218,540,900
Funded status	**227,717,500**	284,102,700
Unrecognized actuarial losses - net	**16,093,100**	92,534,300
Asset to be recognized in the consolidated balance sheet	**243,810,600**	376,637,000
Less asset not recognized due to limit	**–**	284,102,700
Net plan assets	**₱243,810,600**	₱92,534,300
Asset limit to be recognized in the consolidated balance sheet	**₱243,810,600**	₱92,534,300
Net plan assets in excess of the asset ceiling limit (not recognized in the consolidated balance sheet)	**₱–**	₱284,102,700

Asset limits to be recognized in the consolidated balance sheet were determined as follows:

	2008	2007
(a) Retirement asset	₱243,810,600	₱376,637,000
(b) Asset ceiling limit		
i. Unrecognized actuarial losses	16,093,100	92,534,300
ii. Present value of available reduction in future contributions	227,717,500	–
Limit	243,810,600	92,534,300
Lower of (a) and (b)	₱243,810,600	₱92,534,300

Movements in the fair value of plan assets follow:

	2008		
	URC	Others*	Total
Balance at beginning of year	₱1,218,540,900	₱104,000	₱1,218,644,900
Expected return on plan assets	67,019,700	188,000	67,207,700
Actual contributions	76,877,100	54,549,754	131,426,854
Benefits paid	(16,115,800)	(5,149,506)	(21,265,306)
Actuarial gains (losses) - net	(5,111,600)	7,876,242	2,764,642
Balance at end of year	₱1,341,210,300	₱57,568,490	₱1,398,778,790
Actual return on plan assets	₱61,908,100	₱–	₱–

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2007		
	URC	Others*	Total
Balance at beginning of year	₱1,162,943,500	₱–	₱1,162,943,500
Expected return on plan assets	81,406,000	19,000	81,425,000
Actual contributions	–	1,822,500	1,822,500
Benefits paid	(7,614,900)	(1,989,000)	(9,603,900)
Actuarial gains (losses) - net	(18,193,700)	251,500	(17,942,200)
Balance at end of year	₱1,218,540,900	₱104,000	₱1,218,644,900
Actual return on plan assets	₱63,212,300	₱–	₱–

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

There are no reimbursement rights recognized as a separate asset as of December 31, 2008 and 2007.

The overall expected rate of return on assets is based on the market expectations prevailing on that date, applicable to the period over which the obligation is to be settled.

Plan assets consist of the following:

	2008			
	URC		**Others***	
	Amount	**%**	**Amount**	**%**
Cash	**₱76,906,537**	**5.73**	**₱178,754**	**0.31**
Receivables	**1,395,296,498**	**104.03**	**63,236,763**	**109.85**
Liabilities	**(130,992,735)**	**(9.76)**	**(5,847,027)**	**(10.16)**
	₱1,341,210,300	**100.00**	**₱57,568,490**	**100.00**

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2007			
	URC		Others*	
	Amount	%	Amount	%
Cash	₱27,090	–	₱104,000	100.00
Receivables	1,351,241,612	110.89	–	–
Liabilities	(132,727,802)	(10.89)	–	–
	₱1,218,540,900	100.00	₱104,000	100.00

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

URC expects to contribute about ₱50.4 million into the pension fund for the year ending 2009.

Changes in the present value of the Group's defined benefit obligations follow:

	2008		
	URC	**Others***	**Total**
Balance at beginning of year	**₱934,438,200**	**₱336,173,450**	**₱1,270,611,650**
Current service cost	**55,595,900**	**48,114,200**	**103,710,100**
Interest cost	**88,771,600**	**33,176,267**	**121,947,867**
Past service costs	**132,355,700**	**57,287,960**	**189,643,660**
Benefits paid	**(16,115,800)**	**(9,541,503)**	**(25,657,303)**
Actuarial gains	**(81,552,800)**	**(71,812,373)**	**(153,365,173)**
Effect of curtailment	–	**(14,357,000)**	**(14,357,000)**
Balance at end of year	**₱1,113,492,800**	**₱379,041,001**	**₱1,492,533,801**

** Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2007		
	URC	Others*	Total
Balance at beginning of year	₱753,987,300	₱492,793,951	₱1,246,781,251
Current service cost	47,374,300	80,215,400	127,589,700
Interest cost	66,350,900	38,478,200	104,829,100
Benefits paid	(7,614,900)	(8,883,350)	(16,498,250)
Actuarial loss (gain) - net	74,340,600	(266,430,751)	(192,090,151)
Balance at end of year	₱934,438,200	₱336,173,450	₱1,270,611,650

** Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

Past service costs recognized in 2008 were brought about by the improvements in the Group's retirement plan.

Components of pension expense (included under General and Administrative Expenses in the consolidated statement of income) follow:

	2008		
	URC	**Others***	**Total**
Current service cost	**₱55,595,900**	**₱48,114,200**	**₱103,710,100**
Interest cost	**88,771,600**	**33,176,267**	**121,947,867**
Expected return on plan assets	**(67,019,700)**	**(188,000)**	**(67,207,700)**
Past service costs	**132,355,700**	**57,287,960**	**189,643,660**
Net actuarial gain recognized during the year	**(284,102,700)**	**(3,883,683)**	**(287,986,383)**
Effect of curtailment	**–**	**(18,272,400)**	**(18,272,400)**
Total pension expense (income)	**(₱74,399,200)**	**₱116,234,344**	**₱41,835,144**

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2007		
	URC	Others*	Total
Current service cost	₱47,374,300	₱80,215,400	₱127,589,700
Interest cost	66,350,900	38,478,200	104,829,100
Expected return on plan assets	(81,406,000)	(19,000)	(81,425,000)
Net actuarial loss recognized during the year	111,492,900	13,220,438	124,713,338
Total pension expense	₱143,812,100	₱131,895,038	₱275,707,138

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

	2006		
	URC	Others*	Total
Current service cost	₱35,275,200	₱41,021,514	₱76,296,714
Interest cost	67,463,600	28,940,350	96,403,950
Expected return on plan assets	(76,195,900)	–	(76,195,900)
Net actuarial loss (gain) recognized during the year	(82,266,691)	9,229,575	(73,037,116)
Total pension expense (income)	(₱55,723,791)	₱79,191,439	₱23,467,648

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

The assumptions used to determine pension benefits of the Group follow:

	2008		2007		2006	
	URC	**Others***	URC	Others*	URC	Others*
Retirement age	**60**	**60**	60	60	60	60
Average remaining working life (in years)	**12**	**7 to 20**	11	5 to 24	11	15 to 18
Discount rate	**8.3%**	**8.0% to 17.6%**	9.5%	9.5% to 10.2%	8.8%	8.7% to 11.9%
Salary rate increase	**5.5%**	**40 to 7.5%**	7.0%	6.8% to 7.0%	6.0	5.4% to 6.0%
Expected rate of return on plan assets	**8.3%**	**5.5%**	5.5%	5.5%	6.9%	6.9% - 7.0%

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

Amounts for the current annual period and previous two annual periods are as follows:

	2008		2007		2006	
	URC	**Others***	URC	Others*	URC	Others*
Defined benefit obligation	**₱1,113,492,800**	**₱379,041,001**	₱934,438,200	₱336,173,450	₱753,987,300	₱492,793,951
Plan assets	**1,341,210,300**	**57,568,490**	1,218,540,900	104,000	1,162,943,500	–
Deficit (surplus)	**(227,717,500)**	**321,472,511**	(284,102,700)	336,069,450	(408,956,200)	492,793,951
Experience adjustments on:						
Plan assets	**(5,111,600)**	**(7,876,242)**	(18,193,700)	(251,500)	7,867,500	–
Plan liabilities	**(176,556,600)**	**(3,194,328)**	78,783,300	81,519,200	(181,622,700)	10,494,100

**Others include the Parent Company and certain consolidated subsidiaries with unfunded, noncontributory, defined benefit pension plans.*

34. Income Tax

Provision for (benefit from) income tax consists of:

	2008	2007	2006
Current	**₱812,001,097**	₱864,273,049	₱821,020,788
Deferred	**(1,133,829,817)**	2,447,764,773	1,991,473,735
	(₱321,828,720)	₱3,312,037,822	₱2,812,494,523

Republic Act (RA) No. 9337

Republic Act No. 9337, *An Act Amending National Internal Revenue Code*, provides that the RCIT tax rate shall be 35% until December 31, 2008. Starting January 1, 2009, the RCIT rate shall be 30%. Interest expense allowed as a deductible expense is reduced by 42% of interest income subjected to final tax until December 31, 2008. Starting January 1, 2009, interest expense allowed as a deductible expense shall be reduced to 33% of interest income subjected to final tax.

Entertainment, Amusement and Recreation (EAR) Expenses

Current tax regulations define expenses to be classified as EAR expenses and set a limit for the amount that is deductible for tax purposes. EAR expenses are limited to 0.5% of net sales for sellers of goods or properties or 1.0% of net revenue for sellers of services. For sellers of both goods or properties and services, an apportionment formula is used in determining the ceiling on such expenses. The Group recognized EAR expenses (included under Others in the General and Administrative Expenses account in the consolidated statement of income) amounting to ₱88.5 million, ₱84.4 million and ₱76.2 million in 2008, 2007 and 2006, respectively.

Components of the Group's net deferred tax liabilities follow:

	2008	2007
Deferred tax assets on:		
Allowance for impairment losses on receivables	**₱736,839,249**	₱1,028,981,664
NOLCO	**311,037,915**	589,533,377
Foreign subsidiaries	**235,973,362**	210,782,925
Accrued rent expense	**234,989,824**	236,812,451
Unfunded pension costs	**97,795,324**	113,481,020
Allowance for impairment losses on investment in joint venture	**74,836,000**	87,309,077

(Forward)

	2008	2007
ARO	**₱67,994,586**	₱8,605,543
MCIT	**51,088,299**	38,266,423
Unrealized foreign exchange losses	**49,026,629**	93,665,393
Unrealized market valuation loss on derivative instruments	**49,015,000**	–
Unfunded profit sharing	**28,052,997**	33,831,706
Allowance for inventory obsolescence	**22,883,464**	19,000,924
Unearned revenue	**17,294,000**	16,995,320
Others	**148,040,287**	109,973,044
	2,124,866,936	2,587,238,867
Deferred tax liabilities on:		
Unrealized foreign exchange gain	**2,527,215,165**	3,772,148,251
Unamortized capitalized interest	**1,954,272,913**	1,867,670,005
Excess of financial gross profit over taxable gross profit	**813,255,926**	1,020,933,051
Market valuation gain on derivative instruments	**578,084,069**	1,144,542,969
Capitalized foreign exchange losses	**399,335,000**	511,987,373
Undistributed income of foreign subsidiaries	**328,125,000**	281,250,000
Unamortized debt issuance costs	**120,785,000**	86,934,013
Unrealized profit on excess of market value over cost of hog market stocks	**84,100,082**	96,885,333
Accrued rent income	**12,981,878**	100,704,480
Others	**297,052,171**	122,959,673
	7,115,207,204	9,006,015,148
Net deferred tax liabilities	**₱4,990,340,268**	₱6,418,776,281

Certain subsidiaries did not recognize any deferred tax assets on the following temporary differences on account of the subsidiaries' respective ITH. In addition, management of these subsidiaries believes that they may not be able to generate sufficient taxable income that will be available to allow all or part of the deferred tax assets to be realized. Details of unrecognized deferred tax assets follow:

	2008	2007
NOLCO	**₱3,640,598,177**	₱3,314,338,740
Derivative liability	**1,914,314,461**	–
Allowance for impairment losses on receivables	**774,157,516**	541,880,363
Accretion of ARO	**441,929,645**	349,919,112
Unearned revenue	**400,246,717**	469,542,730
Accrued rent	**212,769,224**	151,493,310
Unrealized foreign exchange losses	**91,903,519**	–
Depreciation of ARO	**52,907,827**	26,439,967
Accrued pension costs	**39,649,880**	27,235,760
Allowance for inventory obsolescence	**19,460,277**	13,075,507
Allowance for credit losses	**3,055,025**	–
MCIT	**792,775**	15,489,900
	₱7,591,785,043	₱4,909,415,389

Reconciliation between the Group's statutory income tax rate and the effective income tax rate follows:

	2008	2007	2006
Statutory income tax rate	**35.00%**	35.00%	35.00%
Tax effects of:			
Equity in net earnings of affiliates	**92.18**	(3.82)	3.25
Nontaxable income	**(84.25)**	3.50	(0.67)
Effect of unrecognized deferred tax assets	**(49.95)**	0.31	6.43
Income subjected to lower tax rates	**48.73**	(3.68)	(3.93)
Board of Investments (BOI) tax credits and others	**34.89**	(9.44)	10.07
Nondeductible interest expense	**(18.18)**	1.55	1.65
Trading gain	–	–	(0.71)
Others	**(22.95)**	(1.15)	(26.90)
Effective income tax rate	**35.47%**	22.27%	24.19%

35. Earnings (Loss) Per Share

Basic earnings (loss) per share is calculated by dividing the net income (loss) for the year attributable to common shareholders divided by the weighted average number of common shares outstanding during the year (adjusted for any stock dividends).

The following reflects the net income (loss) and share data used in the basic/dilutive EPS computations:

	2008	2007	2006
Net income (loss) applicable to common stock	**(₱693,666,085)**	₱8,614,002,139	₱6,458,739,129
Weighted average number of common shares	**6,797,191,657**	6,797,191,657	6,797,191,657
Basic/dilutive earnings (loss) per share	**(₱0.10)**	₱1.27	₱0.95

In calculating basic earnings (loss) per share amounts for the discontinued operations, the weighted average number of common shares to be used is the same as the weighted average number of common shares used in the basic earnings (loss) per share computation as shown in the table above. The following table provides the profit figure used as the numerator:

	2008	2007	2006
Net loss attributable to ordinary equity holders of the parent from a discontinued operation for basic EPS calculations (Note 40)	**₱–**	(₱195,184,252)	(₱119,747,298)

There were no potential dilutive common shares in 2008, 2007 and 2006.

36. Related Party Transactions

The Group, in the regular conduct of its business, has entered into transactions with associates and other related parties principally consisting of sales, purchases, advances and reimbursement of expenses, various guarantees, regular banking transactions, leases and management and administrative service agreements.

Intercompany transactions are eliminated in the accompanying consolidated financial statements.

Related party transactions follow:

	2008	2007
Due from related parties (Note 11)	**₱2,077,687,618**	₱1,576,380,867
Due to related parties (Notes 21 and 25)	**2,034,858,283**	2,434,542,441

The compensation of the Group's key management personnel by benefit type follows:

	2008	2007	2006
Short-term employee benefits	**₱1,211,562,136**	₱1,001,291,022	₱981,407,732
Post-employment benefits	**71,912,721**	60,077,461	60,006,073
	₱1,283,474,857	₱1,061,368,483	₱1,041,413,805

There are no agreements between the Group and any of its directors and key officers providing for benefits upon termination of employment, except for such benefits to which they may be entitled under the Group's pension plans.

37. Registration with Government Authorities/Franchise

Certain operations of consolidated subsidiaries are registered with BOI as preferred pioneer and non-pioneer activities, and are granted various authorizations from certain government authorities. As registered enterprises, these consolidated subsidiaries are subject to some requirements and are entitled to certain tax and non-tax incentives which are considered in the computation of the provision for income tax.

<u>CAI</u>

In 1991, pursuant to RA No. 7151, CAI was granted a franchise to operate air transportation services, both domestic and international. In August 1997, the Office of the President of the Philippines gave CAI the status of official Philippine carrier to operate international services. In September 2001, the CAB issued the permit to operate scheduled international services and a certificate of authority to operate international charters.

In December 2005, CAI was registered with BOI as a new operator of air transport on a non-pioneer status. Under the terms of the registration, CAI is entitled to certain fiscal and non-fiscal incentives, including among others income tax holiday (ITH) for a period of four years from January 2007 or actual start of commercial operations, whichever is earlier but in no case earlier than the date of registration. The ITH incentives shall be limited, only to revenues generated from the registered air transport services. CAI can avail of bonus years in certain specified cases but the aggregate ITH availment (basic and bonus years) shall not exceed eight years. In September 2007, the BOI has approved the amendment of CAI's registration to include additional new aircraft purchased and leased in 2008. In December 2007, CAI was given by BOI an extension of one year or up to December 31, 2008 to fully comply with the requirement under its BOI registration to increase its paid-up capital to at least ₱5.3 billion. As of December 31, 2008, CAI has fully complied with the required paid-up capital.

In June 2008, CAI was registered with the BOI as a new operator of air transport services involving the acquisition of 13 brand new aircrafts on a non-pioneer status. Under the terms of the registration and subject to certain requirements, CAI is entitled to certain fiscal and non-fiscal incentives, including among others, an ITH for a period of four years from beginning January 2010. CAI can avail of bonus years in certain specified cases but the aggregate ITH availment (regular and bonus years) shall not exceed eight years. Among the requirements by the BOI is for CAI to increase its authorized and paid-up capital by at least ₱1.4 billion on or before availment of ITH in 2010.

Prior to the grant of the ITH and in accordance with its franchise:

1. CAI was subject to franchise tax of five percent of the gross revenue derived from air transportation operations. For revenue earned from activities other than air transportation, CAI was subject to regular corporate income tax and to tax on real property.

2. In the event that any competing individual, partnership or corporation received and enjoyed tax privileges and other favorable terms which tended to place CAI at any disadvantage, then such provisions shall have been deemed by the fact itself of CAI's tax privileges and shall operate equally in favor of CAI. Hence, for purposes of computing the corporate income tax, CAI depreciated its assets to the extent of not more than twice as fast the normal rate of depreciation, paid the lower of the franchise tax and the corporate income tax and carried over as a deduction from taxable income any net loss incurred in any year up to five years following the year of such loss.

In December 2008, CAI was registered as locator of Clark International Airport Corporation, as Clark Freeport Zone (CFZ) enterprise, and committed to provide air transportation services both domestic and international for passengers and cargoes at the Diosdado Macapagal International Airport. The said registration was valid for one year effective from December 9, 2008 until December 8, 2009. Pursuant to Section 2 of RA No. 9400, the Company must comply with Section 5 of Executive Order No. 716, Series of 2008 dated April 3, 2008 in order to avail and continuously enjoy the incentives, rights and privileges, as follows:

a. CFZ shall be operated and managed as separate territory ensuring the free flow or movement of goods and capital equipment within, into and exported out of the CFZ as well as provide incentives such as tax and duty-free importation of raw materials and capital equipment.
b. The provision of existing laws, rules and regulations to the contrary notwithstanding, no national and local taxes shall be imposed on registered enterprise within CFZ. In lieu of the said taxes, a five percent tax on gross income earned shall be paid.

URC and Subsidiaries
Under the terms of their respective registrations, the following consolidated subsidiaries of URC are entitled to the following fiscal and non-fiscal incentives:

Universal Robina Sugar Milling Corporation (URSUMCO)
In 2005, the five-year ITH granted to URSUMCO, a wholly owned subsidiary of URC, under its old BOI registration as a new domestic producer of refined sugar in 1995, expired. However, the following incentives are still available to URSUMCO under said BOI registration: (a) tax credits on taxes and duties on raw materials and supplies used in the manufacture of export products and forming parts thereof; (b) additional deduction from taxable income on wages subject to certain terms and conditions; (c) exemption from wharfage dues and any export tax, duty impost and fees for ten years from date of registration; (d) exemption from taxes and duties on imported spare parts and supplies for certain producers exporting at least 70% of production; and (e) other non-fiscal incentives that may be applicable.

In 2004, URSUMCO applied for a new registration with the BOI as expanding producer of refined sugar and molasses. The application for registration for the new activity was approved and granted by the BOI in April 2004. Under the terms of its new registration, URSUMCO is entitled, among others, to the following incentives: (a) ITH for a period of three years from April 2004 or actual start of operations, whichever is earlier; (b) tax credits on taxes and duties on raw materials and supplies used in the manufacture of export products and forming parts thereof for ten years from start of commercial operations; (c) additional deduction from taxable income on wages subject to certain terms and conditions; (d) exemption from wharfage dues and any export tax, duty impost and fees for ten years from date of registration; (e) exemption from taxes and duties on imported spare parts and supplies for export producers with Customs Bonded Manufacturing Warehouse (CBMW) exporting at least 70% of production; and (f) importation of consigned equipment for a period of ten years from date of registration. The ITH ended in March 2007.

Southern Negros Development Corporation (SONEDCO)
In November 2005, SONEDCO was registered with the BOI as a new producer of refined sugar and its by-product (molasses) on a pioneer status.

Under the terms of the registration and subject to certain requirements, SONEDCO is entitled to the following fiscal and non-fiscal incentives: (a) ITH for a period of six years from November 2006; (b) additional deduction from taxable income on wages subject to certain terms and conditions; (c) employment of foreign nationals; (d) tax credits on taxes and duties on raw materials and supplies used in the manufacture of export products and forming parts thereof for ten years from start of commercial operations; (e) simplification of customs procedures for the importation of equipment, spare parts, raw materials and supplies; (f) access to CBMW subject to Customs' rules and regulations provided firm exports at least 70% of production output; (g) exemption from wharfage dues and any export tax, duty, impost and fees; (h) importation of consigned equipment for a period of ten years from date of registration; and (i) exemption from taxes and duties on imported spare parts and consumable supplies for exports producers with CBMW exporting at least 70% of production.

In 2005, the sugar milling and refining operations of URSUMCO and SONEDCO were transferred to URC in line with the Group's rationalization of operations. Accordingly, the BOI registrations of these operations, including the incentives granted, have also been transferred to URC.

CFC Clubhouse Property, Inc. (CCPI)
In June 2005, CCPI was registered with the BOI as a new producer of printed flexible packaging materials on a non-pioneer status, and as a new producer of PET bottles on a non-pioneer status.

Under the terms of the registration and subject to certain requirements, CCPI is entitled to the following fiscal and non-fiscal incentives: (a) ITH for a period of four years from April 2007 (as a new producer of printed flexible packaging materials) and from January 2007 (as a new producer of PET bottles); (b) additional deduction from taxable income on wages subject to certain terms and conditions; (c) employment of foreign nationals; (d) tax credits on taxes and duties on raw materials and supplies used in the manufacture of export products and forming parts thereof for ten years from start of commercial operations; (e) simplification of customs procedures for the importation of equipment, spare parts, raw materials and supplies; (f) access to CBMW subject to Customs' rules and regulations provided firm exports at least 70% of production output; (g) exemption from wharfage dues and any export tax, duty, impost and fees (h) importation of consigned equipment for a period of ten years from date of registration; and (i) exemption from taxes and duties on imported spare parts and consumable supplies for exports producers with CBMW exporting at least 70% of production.

Digitel and DMPI
Digitel is a grantee of various authorizations from the National Telecommunications Commission (NTC) as follows:

1. Certificates of Public Convenience and Necessity (CPCN) to: (a) install, operate, maintain and develop telecommunications facilities in Regions I to V; (b) install, operate and maintain telephone systems/networks/services in Quezon City, Valenzuela City and Malabon, Metro Manila and Tarlac; (c) install, operate and maintain an International Gateway Facility (IGF) in Binalonan, Pangasinan; (d) install, operate and maintain an IGF in Metro Manila; and (e) operate and maintain a National Digital Transmission Network.

2. Provisional Authorities (PAs) to: (a) install, operate and maintain Local Exchange Carrier (LEC) services in the National Capital Region (NCR); (b) construct, install, operate and maintain a nationwide Cellular Mobile Telephone System (CMTS) using Global System for Mobile (GSM) and/or Code Division Multiple Access (CDMA) technology; and (c) install, operate and maintain LEC services in Visayas and Mindanao.

On August 28, 2003, the NTC approved the assignment to DMPI of the PA to construct, install, operate and maintain a nationwide CMTS using GSM and/or CDMA technology.

Digitel is registered with the BOI as an expanding operator of public telecommunications services and IGF-2 on a non-pioneer status with a registered capacity of 786,000 lines covering the areas of Regions I to V and the Cordillera Autonomous Region. Under the terms of its registration, Digitel is entitled to ITH for three to six years on income derived from certain areas, additional deduction of labor expenses for five years but not simultaneous with the ITH, employment of foreign nationals for five years and unrestricted use of consigned equipment. However, Digitel is subject to certain requirements such as: (a) maintaining a base equity of at least 25%, (b) filing of specialized financial reports with the BOI, and (c) the need for prior approval for the (i) issuance of stock convertible into voting stock, (ii) repurchase of its own stock, (iii) investment in extension of loans or purchase of bonds in substantial amount from any enterprise other than those bonds issued by the Philippine government, (iv) expansion of its capacity, with or without incentives, and (v) transfer of ownership or control of Digitel.

Digitel is registered with BOI as a new operator of telecommunications systems on nationwide CMTS-GSM communication network on a pioneer status with a registered capacity of 553,451 lines. Consequently, Digitel became entitled to the following incentives: (a) ITH for six years which is reckoned from January 2003 or from the actual start of commercial operations, whichever comes first, but in no case earlier than the date of registration; provided however, that Digitel has complied with the infusion of the minimum investment cost of ₱1.0 billion not later than four years from the date of its registration. In case of failure to comply with the said investment requirement, BOI shall be constrained to automatically amend the project's status of the registration from a pioneer status [entitled to six years ITH] to a nonpioneer status [entitled to four years ITH]. Prior to availment of ITH incentive, Digitel shall submit proof of compliance with the Tree Planting Program of BOI; (b) allowable additional deduction from taxable income of 50 percent of the wages for the first five years from the date of registration, corresponding to the increment in the number of direct labor for skilled and unskilled workers in the year of availment as against the previous year if the project meets the prescribed ratio of capital equipment to number of workers set by BOI of not more than US$10,000 to one worker, and provided that this incentive shall not be availed of simultaneously with the ITH; (c) unrestricted use of consigned equipment; and (d) employment of foreign nationals in technical, supervisory or advisory positions for five years from the date of registration.

On October 10, 2003, the BOI registration was transferred to DMPI subject to the following conditions: (1) submission of a resolution duly approved by the BOD accepting all the terms and conditions imposed by the BOI on registration; (2) start of the period of availment of incentives of the DMPI from the date of the registration; and (3) compliance with other requirements/conditions as may be imposed by the BOI. In relation to the incentives from BOI, DMPI is required to maintain a 70:25 debt-to-equity ratio within a specific period as prescribed by BOI.

On December 28, 2005, the NTC awarded a third generation (3G) frequency assignment to DMPI after finding it legally, financially and technically qualified to undertake 3G services. On January 3, 2006, Digitel confirmed its choice of 3G bandwidth with the NTC.

On December 14, 2006, Digitel and DMPI were registered with the BOI as a new operator of infrastructure and telecommunications facilities (i.e., 3G telecommunications system) on a pioneer status with a registered capacity of 378 base transceiver stations (BTS) and 950 BTS, respectively. The acceptance of the terms and conditions of the approval of registration states that Digitel and DMPI reserve the right to appeal entitlement to the ITH through due process after the issuance of the Certificate of Registration. As of December 31, 2008 and 2007, Digitel and DMPI have not filed an appeal for ITH entitlement under the new registration.

Under the terms of the registration, Digitel and DMPI are entitled to the following fiscal and non-fiscal incentives: (a) for the first five years from the date of registration, Digitel and DMPI shall be allowed an additional deduction from taxable income of 50% of the wages corresponding to the increment in the number of direct labor for skilled and unskilled workers in the year of availment as against the previous year, if the project meets the prescribed ratio of capital equipment to the number of workers set by BOI of US$10,000 to 1 worker; (b) Digitel and DMPI shall be allowed the employment of foreign nationals in supervisory, technical or advisory positions for a period of five years from date of registration. The president, general manager and treasurer of foreign-owned registered firms or their equivalent shall not be subject to the limitations set in the registration; (c) Digitel and DMPI shall be given tax credit equivalent to the national internal revenue taxes and duties paid on raw materials and supplies and semi-manufactured products used in producing its export product and forming part thereof for ten years from start of commercial operations; (d) Digitel and DMPI shall be entitled to simplification of Customs' procedures for the importation of equipment, spare parts, raw materials and supplies; (e) Digitel and DMPI shall be entitled access to CBMW, subject to Customs' rules and regulations and provided that Digitel and DMPI export at least 70% of the production output; (f) Digitel and DMPI shall be exempted from wharfage dues, any export tax, duty, imposts and fees for a ten-year period from date of registration; (g) Digitel and DMPI shall be allowed importation of consigned equipment for a period of ten years from date of registration, subject to the posting of re-export bond; (h) Digitel and DMPI shall be exempted from taxes and duties on imported spare parts and consumable supplies for export producers with CBMW exporting at least 70% of production; and (i) Digitel and DMPI may also qualify to import capital equipment, spare parts and accessories with exemption on the related duties from date of registration up to June 16, 2011, pursuant to Executive Order No. 528 and its implementing rules and regulations.

Under the specific terms and condition of the BOI registration as a new operator of infrastructure and telecommunications facilities, Digitel and DMPI must increase its subscribed and paid-up capital stock by at least ₱1.6 billion, and must submit proof of compliance prior to availment of incentives.

Digitel and DMPI must submit to the BOI a quarterly report on actual investments, employment and sales pertaining to the project. Said report will be due within 15 days from end of each quarter, starting on the date of registration. Digitel and DMPI must also submit to the BOI an annual report of its actual investments, taxes paid and employment within 1 month following the end of each fiscal year. Furthermore, Digitel and DMPI must submit a proof of compliance with the Tree Planting Program of the BOI.

DMPI's ITH entitlement will expire on January 1, 2009. Accordingly, beginning January 1, 2009, DMPI will be subject to regular 30% corporate income tax and 2% MCIT.

<u>JGSPC</u>
JGSPC was registered with the BOI on May 24, 1994 as a new domestic producer of PE and PP under the 1987 Omnibus Investment Code with a capacity of 175,000 metric tons of PE and 180,000 metric tons of PP per year. Under this registration, JGSPC is entitled to certain incentives, the more significant of which are: (a) ITH for six years from projected start of commercial operations or actual start of commercial operations whichever comes first; (b) additional deduction for incremental labor expense; (c) tax and duty free importation of capital equipment; (d) tax credit for taxes and duties paid on raw materials used for its export products; (e) exemption from contractor's tax, wharfage due and any export tax, duty, impost and fees; (f) employment of foreign nationals; and (g) unrestricted use of consigned equipment.

Under the said registration, prior approval by BOI is required relative to, among others, transfer of ownership or control of JGSPC, purchase of treasury shares, issuance of stock convertible into voting stock, substantial investments in, loans to, or purchase of bonds (except Philippine government bonds) from an enterprise, expansion of JGSPC's capacity, and engagement in an undertaking other than the preferred project covered by said registration.

On October 2, 1998, the BOI granted JGSPC's request to move the reckoning date of its ITH incentive from October 1998 to October 2001. This is pursuant to an existing policy on ITH availment of registered enterprises invoking as operational force majeure the Philippine Peso devaluation related to the Asian financial crisis.

RLC and Subsidiaries

Cebu Midtown Hotel

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Modernization Project of Tourist Accommodation Facility (Cebu Midtown Hotel)" on a non-pioneer status at a capacity of 96 rooms (modernization only), under Certificate of Registration No. 2004-132 dated November 26, 2004. Under the terms of its registration, RLC is entitled to ITH for a period of three years from the start of commercial operations.

Crowne Plaza Galleria Manila

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "New Operator of Tourist Accommodation Facility (Deluxe Class Hotel - Crowne Plaza Galleria Manila)" on a pioneer status at a capacity of 265 rooms, under Certificate of Registration No. 2006-036 dated March 9, 2006. Under the terms of its registration, RLC is entitled to ITH for a period of six years from the start of commercial operations.

Gateway Garden Ridge - EDSA

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Mass Housing" on a non-pioneer status at a capacity of 292 units, under Certificate of Registration No. 2007-195 dated October 31, 2007. Under the terms of its registration, RLC is entitled to ITH for a period of four years from the start of commercial operations.

Gateway Garden Heights

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Mass Housing" on a non-pioneer status at a capacity of 373 units, under Certificate of Registration No. 2007-237 dated December 5, 2007. Under the terms of its registration, RLC is entitled to ITH for a period of four years from the start of commercial operations.

Woodsville Viverde Mansions

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Mass Housing" on a non-pioneer status at a capacity of 363 units, under Certificate of Registration No. 2007-204 dated November 9, 2007. Under the terms of its registration, RLC is entitled to ITH for a period of four years from the start of commercial operations.

East of Galleria

RLC is duly registered with the BOI under Book 1 of the Omnibus Investments Code of 1987, otherwise known as E.O. 226 "Mass Housing" on a non-pioneer status at a capacity of 459 units, under Certificate of Registration No. 2007-195 dated December 5, 2007. Under the terms of its registration, RLC is entitled to ITH for a period of four years from the start of commercial operations.

Robinsons Cyberpark
RLC is also registered with PEZA (beginning October 1, 2004) as a pioneer enterprise under the Section 6 of RA No. 7916, otherwise known as "The Special Economic Zone Act of 1995, as amended, its Implementing Rules and Regulations" and PEZA Board Resolution No. 00-262 dated August 17, 2003, for creating and designating 68,596 square meters of land located at EDSA corner Pioneer Street, Mandaluyong City as an Information Technology Park to be known as The Robinsons Cyberpark. Under the terms of its registration, RLC is entitled to certain tax and nontax incentives which include, among others, a 5% special tax regime.

LMI
LMI is registered with the BOI as a non-pioneer export producer of garments and domestic producer of fabric which requires LMI to maintain at all times a minimum of 60% Filipino voting equity and to export at least 50% of its products. LMI is also registered with the BOI under the Textile Modernization Program on a preferred nonpioneer status.

As a registered enterprise, LMI is entitled to certain tax incentives provided for under Presidential Decree 1789, as amended by Batas Pampanga Big. 391. The tax credits earned by LMI under these incentives amounted to ₱45.0 million in 2006.

On October 13, 2006, the Group's BOD approved the cessation of operations of LMI effective at close of business hours on November 30, 2006 (Note 40).

38. Leases

URC
Operating Lease Commitments - Group as Lessee
The URC Group leases land where certain of its facilities are located. The operating lease agreements are for periods ranging from one to five years from dates of the contracts and are renewable under certain terms and conditions. The URC Group's rentals incurred on these leases (included under General and Administrative Expenses account in the consolidated statement of income) amounted to ₱76.9 million, ₱55.0 million and ₱62.4 million in 2008, 2007 and 2006, respectively.

Future minimum rentals payable under noncancellable operating leases follow:

	2008	2007
Within one year	**₱16,953,651**	₱14,199,136
After one year but not more than five years	**67,814,604**	59,982,842
	₱84,768,255	₱74,181,978

Operating Lease Commitments - Group as Lessor
The URC Group has entered into a one-year renewable, noncancellable lease with various related parties covering certain land and building where office spaces are located.

Future minimum rentals receivable under noncancellable operating leases that are due within one year amounted to ₱55.9 million and ₱50.3 million in 2008 and 2007, respectively.

RLC

Operating Lease Commitments - Group as Lessee

The RLC Group entered into long-term operating leases of land with lease terms ranging from 25 to 50 years. These leases include clauses to enable escalation of rental charges on the agreed dates. Total rent expense (included under General and Administrative Expenses account in the consolidated statement of income) amounted to ₱153.0 million, ₱142.3 million and ₱142.3 million in 2008, 2007 and 2006, respectively.

Future minimum rentals payable under noncancellable operating leases of certain lessee subsidiaries follow:

	2008	2007
Within one year	**₱43,074,198**	₱34,694,797
After one year but not more than five years	**193,571,713**	161,315,477
Over five years	**6,363,531,642**	6,155,001,711
	₱6,600,177,553	₱6,351,011,985

Operating Lease Commitments - Group as Lessor

The RLC Group has entered into commercial property leases on its investment property portfolio. These noncancellable leases have remaining lease terms of between 1 and 10 years. All leases include a clause to enable upward revision of the rental charge on an annual basis based on prevailing market conditions. The lease contracts also provide for the percentage rent, which is a certain percentage of actual monthly sales or minimum monthly gross sales, whichever is higher. Total rent income (included under Real Estate and Hotels Revenue in the consolidated statement of income) amounted to ₱4.4 billion, ₱4.0 billion and ₱3.3 billion in 2008, 2007 and 2006, respectively. Total percentage rent recognized as income amounted to ₱1.2 billion in 2008, 2007 and 2006.

Future minimum rentals receivable under noncancellable operating leases follow:

	2008	2007
Within one year	**₱984,022,565**	₱1,747,847,370
After one year but not more than five years	**1,931,090,773**	2,038,092,305
Over five years	**40,517,868**	324,681,209
	₱2,955,631,206	₱4,110,620,884

JGSPC

JGSPC has entered into contracts of lease for its Cybergate office and the shuttle bus that transports its employees from Balagtas to Batangas plant. Rental expense (included under Cost of Sales and Services and General and Administrative Expenses in the consolidated statement of income) charged to operations amounted to ₱11.6 million, ₱11.0 million and ₱14.2 million in 2008, 2007 and 2006, respectively.

Rental expense is distributed as follows:

	2008	2007	2006
Cost of sales and services (Note 29)	**₱5,492,277**	₱4,771,241	₱7,778,560
General and administration expense (Note 30)	**6,129,420**	6,210,548	6,441,228
	₱11,621,697	₱10,981,789	₱14,219,788

Future minimum rentals payable under the noncancellable lease of the office space follow:

	2008	2007
Within one year	**₱5,462,089**	₱5,202,029
After one year but not more than five years	**4,739,843**	10,201,932
	₱10,201,932	₱15,403,961

CAI

Operating Aircraft Lease Commitments

CAI entered into operating lease agreements with certain leasing companies which cover the following aircraft:

A320 aircraft

The following table summarizes the specific lease agreements on seven Airbus A320 aircraft:

Date of Lease	Lessor	No. of Units	Lease Term
December 23, 2004	CIT Leasing Corporation	2	May 2005 – May 2012 June 2005 - June 2012
April 23, 2007	Celestial Aviation Trading Limited (Celestial Aviation)	1	October 2007 - October 2015
May 29, 2007	CIT Aerospace International	4	March 2008 - March 2014 April 2008 - April 2014 May 2008 - May 2014 October 2008 - October 2014

On March 14, 2008, CAI entered into operating lease agreement with Celestial Aviation for the lease of four additional Airbus A320 aircraft. The lease term is for a period of eight years. CAI expects to begin to take delivery of the four aircraft beginning 2009 of which two were received during the first quarter of 2009.

Boeing 757 aircraft
On August 22, 2001, CAI entered into aircraft operating lease agreements with PALSI, Inc. (PALSI) and Pegasus Aviation IV, Inc. (Pegasus) for the lease of one B757-236 aircraft from each company. The respective lease terms are for a period of seven years. The delivery dates of the aircraft which were leased from Pegasus and PALSI were December 13, 2001 and February 18, 2002, respectively. The lease agreement with Pegasus expired on December 13, 2008.

Under the aforementioned aircraft lease agreements, CAI will pay PALSI and Pegasus monthly maintenance expenses based on billing statements (included in Accounts Payable and Other Accrued Liabilities account in the consolidated balance sheet) throughout the lease term.

On March 18, 2006, CAI entered into a sub-lease agreement with Air Slovakia for the sub-lease of the two B757-236 aircraft which were leased from PALSI and Pegasus. The sub-lease agreements shall be for a period of two years, one of which expired in December 2008. At the end of the sub-lease term, Air Slovakia, at its own expense, shall redeliver the two aircraft to CAI at the redelivery location. Rent income earned (included under General and Administrative Expenses account in the consolidated statement of income) under the aforementioned sub-lease agreement amounted to ₱204.3 million and ₱210.3 million in 2008 and 2007, respectively.

Future minimum lease payments under the above-indicated operating aircraft leases follow:

	2008		2007	
	US Dollar	**Philippine Peso Equivalent**	US Dollar	Philippine Peso Equivalent
Within one year	**US$27,900,136**	**₱1,325,814,463**	US$13,388,040	₱552,658,291
After one year but not more than five years	**97,286,394**	**4,623,049,443**	35,594,170	1,469,327,338
Over five years	**35,857,829**	**1,703,964,034**	11,293,920	466,213,018
	US$161,044,359	**₱7,652,827,940**	US$60,276,130	₱2,488,198,647

Lease expenses relating to aircraft leases (included in General and Administrative Expenses account in the consolidated statement of income) amounted to ₱1.1 billion, ₱434.5 million and ₱845.6 million in 2008, 2007 and 2006, respectively.

Operating Non-Aircraft Lease Commitments
CAI has entered into various lease agreements for its hangar, office spaces, ticketing stations and certain equipment. These leases have remaining lease terms ranging from one to ten years. Certain leases include a clause to enable upward revision of the annual rental charge ranging from 5% to 10%.

Future minimum lease payments under these noncancellable operating leases follow:

	2008	2007
Within one year	**₱76,145,138**	₱67,276,365
After one year but not more than five years	**432,109,782**	385,627,425
Over five years	**280,466,642**	346,930,715
	₱788,721,562	₱799,834,505

Lease expenses relating to non-aircraft leases (allocated under different expense accounts in the consolidated statement of income) amounted to ₱149.2 million, ₱134.1 million and ₱98.3 million in 2008, 2007 and 2006, respectively.

Digitel

Operating Lease Commitments - Group as a Lessee

Digitel leases certain premises for some of its telecommunications facilities and equipment and for most of its business centers and cell sites. The operating lease agreements are for periods ranging from 1 to 30 years from the date of the contracts and are renewable under certain terms and conditions. The agreements generally require certain amounts of deposit and advance rentals, which are shown as part of Other Current and Other Noncurrent Assets accounts in the consolidated balance sheet. The Digitel's rentals incurred on these leases, included under General and Administrative Expenses in the consolidated statement of income, amounted to ₱1.1 billion, ₱922.1 million and ₱766.5 million in 2008, 2007 and 2006, respectively.

Future minimum lease payments under these operating leases follow:

	2008	2007
	(Amounts in Thousands)	
Within one year	**₱707,477**	₱603,833
After one year but not more than five years	**3,942,457**	3,388,212
Over five years	**3,545,096**	3,936,845
	₱8,195,030	₱7,928,890

RSBC

RSBC leases its head office and branch premises for periods ranging from one to five years, renewable upon mutual agreement of both parties. Various lease contracts include escalation clauses, most of which bear annual rent increase ranging from 5.00% to 15.00%. Rent expense recognized by RSBC, included under General and Administrative Expenses in the consolidated statement of income, amounted to ₱54.4 million, ₱49.8 million and ₱45.5 million in 2008, 2007 and 2006, respectively.

Future minimum rentals payable follow:

	2008	2007
Within one year	**₱51,026,632**	₱22,065,608
After one year but not more than five years	**75,756,522**	38,106,589
Over five years	**8,114,306**	484,057
	₱134,897,460	₱60,656,254

39. Other Commitments and Contingent Liabilities

RLC

Capital Commitments

RLC has contractual commitments and obligations for the construction and development of investment properties and property and equipment items aggregating ₱6.1 billion and ₱4.6 billion as of September 30, 2008 and 2007, respectively. Moreover, RLC has contractual obligations amounting to ₱2.3 billion and ₱3.1 billion as of September 30, 2008 and 2007, respectively, for the completion and delivery of real estate units that have been presold.

CAI

Aircraft Purchase Commitments

As of December 31, 2007, CAI has existing commitments to purchase ten additional new Airbus A320 aircraft. The ten aircraft which CAI has placed firm orders for are scheduled to be delivered between 2010 and 2011.

Also in 2007, CAI has a commitment to purchase six ATR 72-500 turboprop aircraft and has exercised an option to purchase additional four ATR 72-500 turboprop aircraft. These turboprop aircraft will cater to destinations in the country's smaller airports. CAI has taken delivery of the initial six aircraft in 2008 and the remaining are scheduled to be delivered in 2009 of which two were received during the first quarter of 2009.

The above-indicated commitments principally relate to CAI's re-fleeting and expansion programs.

JGSPC

JGSPC has an existing technology and licensing agreement with a foreign company covering the construction, manufacture, use and sale of the PP and PE lines. In further consideration for the rights granted to JGSPC, pursuant to the licensing agreement, JGSPC shall pay the foreign company a running royalty fee equivalent to a certain sum for each metric ton of resin sold up to the end of the royalty term. The technology licenses of JGSPC have been fully impaired in 2006 (Note 31).

Digitel

Digitel has existing agreements with various telecommunications carriers and operators, local exchange carriers, international exchange carriers, CMTS operators, paging and trunk radio operators, provincial operators and with the Philippine Government to cover the following services:

a. International telecommunications operation services between servicing points in another country where the other party is domiciled and Digitel's terminals servicing points in the Philippines.
b. National and international private leased circuit services on a reciprocal basis between the other party and Digitel in the timely support of services to their respective customers.
c. Internet transport and access services and other telecommunications services that may be introduced from time to time.
d. Interconnection of Digitel's CMTS network with the CMTS, local exchange, inter-exchange and international gateway facilities with the telecommunications network of other domestic telecommunications carriers.

Digitel has a commitment to construct, install, operate and maintain a nationwide CMTS using GSM technology. Prior to the assignment of the PA to DMPI, Digitel entered into a supply agreement with foreign suppliers including their local affiliates for Phases 1 to 4 of the said project. Digitel and DMPI have incurred costs for said project totaling to ₱19.6 billion in 2008 and 2007.

Off-Balance Sheet Items
In the normal course of RSBC's operations, there are various outstanding contingent liabilities and bank guarantees which are not reflected in the accompanying consolidated financial statements. The subsidiary bank does not anticipate material unreserved losses as a result of these transactions.

Following is a summary of RSBC's commitments and contingent liabilities at their equivalent peso contractual amounts:

	2008	2007
Trust and Investment Group accounts	**₱969,707,440**	₱1,584,775,928
Late deposit/payment received	**77,809,849**	5,380,773
Outward bills for collection	**547,943**	551,787
Items held for safekeeping	**32,662**	13,654
Domestic standby letters of credit	**–**	12,000,000
Other contingent accounts	**20,000**	–

Others
The Group has various contingent liabilities arising in the ordinary conduct of business from legal proceedings which are either pending decision by the courts, under arbitration or being contested, the outcome of which are not presently determinable. In the opinion of management and its legal counsel, the eventual liability under these lawsuits or claims, if any, will not have a material or adverse effect on the Group's financial position and results of operations. The information usually required by PAS 37 is not disclosed on the ground that it can be expected to prejudice the outcome of these lawsuits, claims, arbitration and assessments.

40. **Discontinued Operations**

Litton Mills, Inc. (LMI) is a manufacturer, buyer and seller of textiles and fabrics. Premier Printing Company, Inc. (PPCI) is a proprietor and publisher of journals, magazines, books and other literary works and undertakings.

The following are the results of the aforementioned companies which have already ceased their operations:

	2007		
	LMI	PPCI	Total
Revenue:			
Sales and services:			
Textiles	₱391,957,032	₱–	₱391,957,032
Interest income	642,130	171,044	813,174
Others	96,168,647	–	96,168,647
	488,767,809	171,044	488,938,853
Expenses:			
Cost of sales and services	656,531,730	–	656,531,730
Operating and other expenses	59,035,230	824,743	59,859,973
Financing costs and other charges	1,795,023	–	1,795,023
	717,361,983	824,743	718,186,726
Loss before income tax	(228,594,174)	(653,699)	(229,247,873)
Benefit from income tax	(34,063,621)	–	(34,063,621)
Loss for the period from discontinued operations	(₱194,530,553)	(₱653,699)	(₱195,184,252)

	2006		
	LMI	PPCI	Total
Revenue:			
Sales and services:			
Textiles	₱2,254,296,485	₱–	₱2,254,296,485
Interest income	3,169,610	485,976	3,655,586
Other supplementary businesses	–	26,728,809	26,728,809
Others	204,061,942	1,264,736	205,326,678
	2,461,528,037	28,479,521	2,490,007,558
Expenses:			
Cost of sales and services	2,136,915,189	33,259,154	2,170,174,343
Operating and other expenses	334,118,036	97,653,176	431,771,212
Financing costs and other charges	34,701,655	–	34,701,655
	2,505,734,880	130,912,330	2,636,647,210
Loss before income tax	(44,206,843)	(102,432,809)	(146,639,652)
Benefit from income tax	(26,892,354)	–	(26,892,354)
Loss for the period from discontinued operations	(₱17,314,489)	(₱102,432,809)	(₱119,747,298)

As of December 31, 2007, the major classes of assets and liabilities of LMI and PPCI follow:

	2007		
	LMI	PPCI	Total
Assets:			
Cash and cash equivalents	₱6,075,233	₱5,679,152	₱11,754,385
Available-for-sale investments	48,909,802	–	48,909,802
Receivables	135,602,324	5,305,802	140,908,126
Inventories	105,784,828	–	105,784,828
Other current assets	123,608,069	–	123,608,069
Property, plant and equipment (excluding land, land improvements, and buildings and improvements)	231,516,808	–	231,516,808
Other noncurrent assets	129,148,217	–	129,148,217
	780,645,281	10,984,954	791,630,235
Liabilities directly associated with the assets classified as held for sale			
Accounts payable and accrued expenses	(23,006,106)	(426,201)	(23,432,307)
Net assets of disposal group classified as held for sale	₱757,639,175	₱10,558,753	₱768,197,928

Unrealized gain on AFS investments of LMI amounted to ₱22.5 million as of December 31, 2007.

As of December 31, 2008, assets, liabilities and results of operations of LMI and PPCI were consolidated on a line-by-line basis in the consolidated financial statements.

In May 2008, URC, through Hong Kong Peggy Foods Co., Ltd. (HK Peggy) executed an agreement with Tianjin Hope Shipbuilding Construction Co., Ltd. (Tianjin) and Xinyuda Ocean Engineering (Hong Kong) Co., Ltd. (Xinyuda) to sell all the shares of stock of Tianjin Pacific Foods Manufacturing Co., Ltd. (TPFMC), a 100%-owned subsidiary of the Group, for a total consideration of RMB32.7 million (approximately ₱245.1 million).

As of September 30, 2008, the sale has not been fully consummated as there are closing conditions that have not been met. As such, the assets and liabilities of TPFMC have been presented separately in the consolidated balance sheet as assets and liabilities of disposal group classified as held for sale.

The major classes of assets and liabilities of TPFMC classified as held for sale as of September 30, 2008 follow:

Assets:	
Cash and cash equivalents	₱57,900
Property, plant and equipment (Note 17)	192,063,742
Other assets	5,295,219
	197,416,861
Liabilities:	
Accounts payable	31,536
Due to subsidiaries	8,695,853
	8,727,389
	₱188,689,472

41. **Business Combinations**

The Group engaged in the following business acquisitions and purchase transactions in 2008 and 2007:

Acquisition of South Luzon Greenland, Inc. (SLGI) and Purchase of Assets from NWPI
On March 1, 2007, URC wholly acquired the water business of NWPI for an aggregate amount of approximately US$5.0 million (₱248.9 million).

In connection with the foregoing acquisition, URC's BOD also approved the following: (a) the assignment and purchase from NWPI of the "Hidden Spring" trademark and copyright; (b) the purchase from NWPI of the buildings/improvements and accessories, plants, machinery; (c) laboratory equipment and furniture; (d) the acquisition of the water source and manufacturing site, through the purchase of all the outstanding shares of stock of SLGI which are owned by NWPI and Nestlé Philippines, Inc. Retirement Fund; (e) the assignment and transfer to URC by NWPI of all of its financial claims from SLGI consisting of shareholder's advances; (f) the purchase from NWPI of its inventory of finished products, raw and packaging materials, the consideration for which is not included in the purchase price mentioned above and shall be determined on closing date; and (g) the execution of a licensing agreement with Société Des Produits Nestlé S.A., pursuant to which URC shall be licensed to manufacture, promote, distribute and sell, the products carrying the "Nestlé Pure Life" trademark in the Philippines.

SLGI was acquired for an aggregate amount of ₱7.7 million in 2007. The fair values of the identifiable assets and liabilities of SLGI as of the date of acquisition were:

	Fair Value Recorded On Acquisition
Cash	₱565,944
Property and equipment	31,458,905
Other current assets	40,778
Liabilities	(24,398,499)
Total net assets acquired	₱7,667,128
Consideration, satisfied by cash	₱7,667,128

Acquisition of Acesfood
On May 10, 2007, URC acquired 96.08% of the assets and assumed the liabilities of Acesfood for a total consideration of SGD3.0 million (approximately ₱95.3 million), inclusive of costs directly attributable to the acquisition. As a result, URC assumed 96.08% ownership interest in Acesfood. The acquisition was accounted for as a business combination and the fair value adjustments as of September 30, 2007 were provisional as URC had sought an independent valuation for the assets owned by Acesfood. The results of this valuation had not been received as of the date the 2007 consolidated financial statements were authorized for issue by management.

As of June 30, 2008, the valuation had been finalized and the fair values of the assets acquired and liabilities assumed have been determined. The final allocation of the cost of acquisition to the identifiable assets, liabilities and goodwill is shown below:

Cash and cash equivalents	₱1,650,389
Receivables	292,491,056
Inventories	62,565,111
Due from affiliates	346,855,240
Trademark (Note 19)	84,014,765
Property, plant and equipment	169,282,889
	956,859,450
Accounts payable and other liabilities	455,442,096
Due to affiliates	210,840,906
Short-term debt	101,686,122
Loans payable	109,104,923
Other current liabilities	10,005,615
	887,079,662
Net assets	69,779,788
Minority interest (3.92%)	(2,737,558)
Total net assets acquired	67,042,230
Goodwill arising on acquisition	28,247,243
Consideration, satisfied by cash	₱95,289,473

The upward (downward) adjustments to the provisional values arose from the following accounts:

Cash and cash equivalents	(₱10,444,787)
Receivables	237,129,870
Inventories	4,114,316
Due from affiliates	304,496,968
Trademark	84,014,765
Property, plant and equipment	(110,214,633)
Goodwill	28,247,243
Other noncurrent assets	(176,344,526)
	₱360,999,216

(Forward)

Accounts payable and other accrued liabilities	(₱80,925,122)
Short term debt	101,686,122
Loans payable	109,104,923
Due to affiliates	218,390,118
Other current liabilities	10,005,617
Minority interest	2,737,558
	₱360,999,216

The 2007 comparative information has been restated to reflect this adjustment. The decrease in depreciation expense on the property and equipment from the acquisition date to September 30, 2007 amounted to ₱3.1 million.

From May 10, 2007 (the date of acquisition) to September 30, 2007, Acesfood contributed an ₱82.9 million loss to the net income of URC. If the combination had taken place at the beginning of that year, the net income of URC would still have been approximately ₱5.5 billion, as the possible change in net income was not significant.

The fair value and gross amount of the trade receivables amounted to ₱182.9 million. None of the trade receivables have been impaired and it is expected that the full contractual amount can be collected.

The goodwill of ₱28.2 million comprises the fair value of expected synergies arising from the acquisition.

Purchase of Assets from PASSI (Iloilo) Sugar Central, Inc.
On October 3, 2007, URC purchased the manufacturing assets of PASSI (Iloilo) Sugar Central, Inc. (PASSI). Costs incurred by URC that are directly attributable to the purchase amounted to ₱13.9 million, and are included in the cost of the acquisition. PASSI operates two sugar mills with a combined milling capacity of over 8,000 tons of cane per day.

The fair values of the manufacturing assets of PASSI as of the date of acquisition were:

	PASSI 1	PASSI 2	Total
Land	₱247,564,737	₱210,310,206	₱457,874,943
Land improvements	217,352	76,504	293,856
Building	59,858,084	16,572,381	76,430,465
Furniture and fixtures	380	145	525
Machinery and equipment	124,430,246	33,755,071	158,185,317
Transportation equipment	371,386	715,019	1,086,405
Total net assets acquired	₱432,442,185	₱261,429,326	₱693,871,511

Acquisition of Advanson International Pte. Ltd.
On December 14, 2007, URC acquired 1.8 million shares (representing 100.00% ownership) of Advanson International Pte. Ltd. and its wholly owned subsidiary, Jiangsu Acesfood (collectively referred to as Advanson), for an aggregate purchase price of US$1.7 million and RMB2.0 million (approximately ₱61.2 million), respectively, inclusive of costs directly associated with the acquisition.

The fair values of the identifiable assets and liabilities of Advanson as of the date of the acquisition were:

Cash and cash equivalents	₱1,949,608
Due from affiliates	2,581,871
Other receivables	1,820,572
Property, plant and equipment (Note 17)	71,269,328
Other noncurrent assets	8,822,946
	86,444,325
Short term loan	28,666,698
Due to affiliates	344,000
Other liabilities	13,824,939
	42,835,637
Total net assets acquired	43,608,688
Goodwill arising from acquisition	17,579,587
Cash Consideration, satisfied by cash	₱61,188,275

From the date of acquisition, Advanson has contributed a ₱0.1 loss to the net income of URC. If the combination had taken place at the beginning of the year, the net income for the year of URC would have been ₱341.2 million. The impact on the change of income was not significant.

The goodwill of ₱17.6 million comprises the value of expected synergies arising from the acquisition.

Purchase of Assets from GMC
In June 2008, URC entered into a purchase agreement with GMC and with its foreign affiliate, wherein their snack manufacturing assets and certain intangible assets (Note 19) were acquired by URC. GMC is the second largest corn chips manufacturer in the Philippines. It produces and sells corn and wheat-based snacks such as Kornets, Tortillos, and Brew Bud under the "Granny Goose" trademark.

42. Supplemental Disclosures of Noncash Investing Activity

The Group's noncash investing activity pertains to the movement of the Cumulative Translation Adjustment account.

	2008	2007	2006
Cumulative translation adjustment	**(₱36,438,689)**	(₱1,637,027,566)	(₱761,681,538)

In 2008, the Group also reclassified certain trading assets from the financial assets at FVPL category to the AFS investments category and from AFS investments category to HTM investments category in the consolidated balance sheet (Notes 9, 10 and 14).

SGV & Co
Ernst & Young

SyCip Gorres Velayo & Co.
6760 Ayala Avenue
1226 Makati City
Philippines
Phone: (632) 891 0307
Fax: (632) 819 0872
www.sgv.com.ph

BOA/PRC Reg. No. 0001
SEC Accreditation No. 0012-FR-1

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY SCHEDULES

The Stockholders and the Board of Directors
JG Summit Holdings, Inc.
43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

We have audited, in accordance with Philippine Standards on Auditing, the consolidated financial statements of JG Summit Holdings, Inc. and Subsidiaries (the Group) included in this Form 17-A and have issued our report thereon dated April 15, 2009. Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules listed in the Index to Consolidated Financial Statements and Supplementary Schedules are the responsibility of the Group's management and are presented for purposes of complying with Securities and Exchange Commission (SEC) Securities Regulation Code Rule 68.1 and SEC Memorandum Circular No. 11, Series of 2008, and are not part of the basic consolidated financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic consolidated financial statements taken as a whole.

SYCIP GORRES VELAYO & CO.

Vicky B. Lee-Salas
Partner
CPA Certificate No. 86838
SEC Accreditation No. 0115-AR-1
Tax Identification No. 129-434-735
PTR No. 1566436, January 5, 2009, Makati City

April 15, 2009

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE OF INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

SCHEDULE C - LONG-TERM INVESTMENTS IN SECURITIES (NONCURRENT MARKETABLE EQUITY SECURITIES, OTHER LONG-TERM INVESTMENTS IN STOCK, INVESTMENTS IN BONDS AND OTHER DEBT SECURITIES) DECEMBER 31, 2008

	BEGINNING BALANCE		ADDITIONS		DEDUCTIONS		ENDING BALANCE	
Name of Issuing Entity and Description of Investment	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos	Equity in net Earnings (Losses) of Investees for the Period	Others	Distribution of Earnings by Investees	Others	Number of Shares of Principal Amount of Bonds and Notes	Amount in Pesos
First Private Power Corporation	3,200,000	458,557,295	348,556,273	-	(241,313,514)	1,798,378	3,200,000	567,598,432
Sterling Holdings & Security Corporation	1,278,798	127,834,035	34	-	-	-	1,278,798	127,834,069
Hunt-Universal Robina Corporation	1,400,000	89,872,575	28,184,000	-	(24,999,930)	-	1,400,000	93,056,645
Cebu Light Industrial Park	600,000	50,911,362	2,202,169	-	-	-	600,000	53,113,531
United Industrial Corp. Limited	461,336,000	18,041,494,424	1,977,777,384	1,511,995,738	(452,224,175)	2,527,601,083	482,366,000	23,606,644,454
Digitel Crossing	-	-	-	-	-	-	-	-
Bayantrade.com, Inc.	9,481,413	4,992,736	(4,619,607)	-	-	-	9,481,413	373,129
Jobstreet.com Philippines, Inc.	5,645,598	11,190,093	30,289,241	-	(26,816,591)	-	5,645,598	14,662,743
Aviation Partnership (Philippines) Corp.	870,125	90,979,496	20,190,986	-	-	-	870,125	111,170,482
SIA Engineering (Philippines) Corp.	-	-	(4,660,978)	270,950,400	-	-	2,709,504	266,289,422
Oriental Petroleum and Minerals Corp.	-	-	(8,088,702)	257,731,297	-	55,328,701	38,808,201,737	304,971,296
		18,875,832,016	2,389,830,800	2,040,677,435	(745,354,210)	2,584,728,162		25,145,714,203

JG SUMMIT HOLDINGS INC. AND SUBSIDIARIES

SCHEDULE E - PROPERTY, PLANT AND EQUIPMENT
December 31, 2008

Classification	Beginning Balance	Additions	Disposals and Other adjustments	Ending Balance
Land and improvements	P 3,414,720,615	P 851,928,721	P 27,041,645	P 4,293,690,981
Buildings and improvements	15,632,609,975	1,107,142,294	111,345,248	16,851,097,517
Machinery and equipment	37,255,450,880	2,363,921,069	346,671,476	39,966,043,425
Telecommunications equipment	42,691,018,583	112,196,000	354,746,000	43,157,960,583
Investment in cable systems	758,846,103	-	-	758,846,103
Assets under finance lease	-	-	-	-
Transportation, furnishing and other equipment	6,638,695,164	1,068,802,715	(100,431,260)	7,607,066,619
Passenger aircraft, flight equipment and others	23,769,101,958	6,062,170,079	5,985,872	29,837,257,909
Construction in-progress	34,418,389,841	19,066,801,441	(7,660,811,364)	45,824,379,918
Equipment in-transit	230,739,151	52,576,441	-	283,315,592
	P 164,809,572,270	P 30,685,538,760	P (6,915,452,383)	P 188,579,658,647

JG SUMMIT HOLDINGS INC. AND SUBSIDIARIES

SCHEDULE F - ACCUMULATED DEPRECIATION
December 31, 2008

Classification	Beginning Balance	Depreciation, Amortization and Impairment losses	Disposals and Other adjustments	Ending Balance
Land and improvements	P 797,100,584	P 28,854,814	P -	P 825,955,398
Buildings and improvements	6,854,231,073	623,255,411	(23,448,393)	7,454,038,091
Machinery and equipment	20,922,571,685	2,117,118,307	(91,335,533)	22,948,354,459
Telecommunications equipment	22,127,592,788	2,398,796,000	2,500	24,526,391,288
Investment in cable systems	106,834,675	42,931,900	-	149,766,575
Assets under finance lease	-	-	-	-
Transportation, furnishing and other equipment	5,100,018,394	757,084,830	(45,910,610)	5,811,192,614
Passenger aircraft, flight equipment and others	3,403,061,176	1,546,753,381	(1,256,204)	4,948,558,353
	P 59,311,410,375	P 7,514,794,643	P (161,948,240)	P 66,664,256,778

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE H - LONG-TERM DEBT (NET OF DEBT ISSUANCE COST)
DECEMBER 31, 2008

Name of Issuer and Type of Obligation	Amount Authorized by Indenture	Amount Shown as Current	Amount Shown as Long-term	Remarks
Guaranteed Notes Due 2012	$ 200,000,000	(P11,252,017)	P9,380,218,112	
Guaranteed Notes Due 2013	$ 300,000,000	(13,020,290)	12,403,492,199	
Guaranteed Notes Due 2013	$ 300,000,000	(46,821,266)	14,127,374,480	
CAI - Export Credit Loan Agreement		1,358,367,086	12,868,659,486	
CAI - Commercial Loans		386,340,581	3,343,163,420	
Hypovereinsbank		1,064,249,568	1,220,107,105	
Zero coupon 12% Convertible Bonds Due 2013		-	2,204,180	
Nordic Investment Bank		157,399,165	315,472,014	**SEE NOTE BELOW**
Nordea Bank		377,768,405	1,118,942,234	
Societe Generale (SG) and Calyon		338,886,167	1,430,580,580	
Bayerische Hypo-VereinsBank		89,207,978	44,717,002	
ING Bank N.V.		876,317,233	6,315,186,786	
Bayerische Vereinsbank AG		41,627,139	20,813,569	
Minimum Capacity Agreement		71,280,000	-	
Philippine Sugar Corporation		6,404,660	39,990,829	
Hongkong and Shanghai Banking Corp. Ltd.		(6,941,651)	4,278,791,337	
DBP - JBIC Term Loan		225,000,000	115,000,000	
Hongkong and Shanghai Banking Corp. Ltd.			2,000,000,000	
Hongkong and Shanghai Banking Corp. Ltd.		-	3,000,000,000	
		P4,914,812,758	P72,024,713,333	

Notes:

1) *The terms, interest rate, collaterals and other relevant information are shown in the Notes to Consolidated Financial Statements.*
2) *The negative amounts represent debt issuance costs to be amortized the following year.*

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

SCHEDULE K - CAPITAL STOCK
DECEMBER 31, 2008

Title of Issue	Number of Shares Authorized	Number of Shares Issued and Outstanding	Number of Shares Reserved for Option Warrants, Conversion and Other Rights	Number of Shares Held by		
				Affiliates	Directors, Officers and Employees	Others
Common Stock at P1 par value	14,850,800,000	6,797,191,657	-	342,340,145	1,799,146,093	4,655,705,419

JG SUMMIT HOLDINGS, INC.

43rd Floor, Robinsons-Equitable Tower
ADB Avenue corner Poveda Road, Pasig City

SCHEDULE OF RETAINED EARNINGS AVAILABLE FOR DIVIDEND DECLARATION DECEMBER 31, 2008

Unappropriated retained earnings, as adjusted to available for dividend distribution, beginning	₱23,428,586,404
Add: Net income actually earned during the year	
Net income during the year	1,291,234,463
Less: Non-actual/unrealized income net of tax	
Unrealized foreign exchange gains (except those attributable to Cash and cash equivalents)	297,117,643
Fair value adjustments - mark to market gains	68,205,434
Subtotal	365,323,077
Add: Non-actual losses	
Unrealized foreign exchange losses (except those attributable to Cash and cash equivalents)	49,469,218
Fair value adjustments - mark to market losses	412,892,746
Subtotal	462,361,964
Net income actually earned during the year	1,388,273,350
Less:	
Dividend declarations during the year	203,915,750
Retained earnings, end available for dividends	₱24,612,944,004

COVER SHEET

1 8 4 0 4 4
SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .
(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City
(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

1 2 | 3 1
Month *Day*
(Fiscal Year)

1 7 - C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Additional issuance of URC shares to JGSHI

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **March 16, 2009**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. Item 9 – Other Events

Please see attached letter of JG Summit Holdings, Inc. ("Company") to the Philippine Stock Exchange (PSE) dated March 13, 2009 informing the PSE that 5,787,452 common shares of Universal Robina Corporation (URC) will be issued to the Company in order to complete a transaction previously agreed upon by the Company and URC.

- 0 -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Issuer)

March 16, 2009
(Date)

Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/mhd

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631 to 40, 240-8801 FAX NO.: 633-9207, 240-9106

March 13, 2009

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Atty. Pete M. Malabanan
Head, Disclosure Department

Gentlemen:

Please be advised that 5,787,452 common shares of Universal Robina Corporation ("URC") will be issued to JG Summit Holdings, Inc. ("Company") in order to complete a transaction previously agreed upon by the Company and URC. The above-mentioned issuance will bring the present shareholdings of the Company in URC to 1,320,223,061 common shares.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

1	8	4	0	4	4

SEC Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43rd Floor, Robinsons Equitable Tower, ADB Avenue corner Poveda Road, Ortigas Center, Pasig City

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

12 31
Month *Day*
(Fiscal Year)

17-C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Election of a director

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **April 15, 2009**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 4 – Resignation, Removal or Election of Registrant's Directors or Officers**

Please be advised that the Board of Directors of JG Summit Holdings, Inc. (the "Corporation") has elected Ms. Robina Y. Gokongwei-Pe as a director of the Corporation to serve for the unexpired term of office caused by the retirement of Mr. Ignacio O. Gotao until the next election of the members of the Board of Directors at the annual meeting of stockholders of the Corporation.

Ms. Robina Y. Gokongwei-Pe is currently a director of Robinsons Land Corporation, Cebu Air, Inc. and Robinsons Savings Bank. She is presently the Senior Vice President and Group General Manager of the Robinsons Retail Group consisting of Robinsons Department Store, Robinsons Supermarket, Handyman, True Value, Robinsons Specialty Stores, Robinsons Appliances and Toys R Us. She obtained her Bachelor of Arts in Journalism from the New York University.

Ms. Robina Y. Gokongwei-Pe has a total of 74,145,278* shares of the Corporation.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

April 15, 2009
(Date)

* Held in the name of "Robina Gokongwei-Pe &/or Elizabeth Gokongwei".

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

JG SUMMIT HOLDINGS, INC. AND SUBSIDIARIES

(Company's Full Name)

43rd Floor, Robinsons-Equitable Tower, ADB Avenue corner Poveda Road, Pasig City

(Business Address: No. Street City/Town/Province)

Constante T. Santos
(Contact Person)

633-7631
(Company Telephone Number)

12 31
Month *Day*
(Fiscal Year)

17C
(Form Type)

Month *Day*
(Annual Meeting)

(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

16 April 2009

Securities and Exchange Commission
Attention: Corporation and Finance Department
SEC Building, EDSA
Mandaluyong City

Philippine Stock Exchange
Attention: Mr. Noel B. Del Castillo
OIC, Disclosure Department
4F PSE Center, Exchange Road
Ortigas Center, Pasig City

Subject: **JG SUMMIT CONSOLIDATED CORE EARNINGS INCREASED BY 59% TO ₱9.07 BILLION FOR FY 2008**

Gentlemen:

JG Summit's core earnings before taxes for the year ended December 31, 2008, increased 59% from ₱5.70 billion to ₱9.07 billion, on the back of a 29% increase in Revenues.

"We are pleased with the strong operating results of our various subsidiaries especially against the backdrop of a very challenging business environment", stated Lance Y. Gokongwei, President and Chief Operating Officer.

Consolidated revenues grew by 29.1% to ₱99.87 billion from last year's ₱77.37 billion as most of its subsidiaries posted double-digit revenue growth. Gross income increased by a smaller 18% to P34.38 billion, as a result of substantial increases in input costs in the food, property, airline, and petrochemical businesses. Effective management of general and administrative expenses led to a higher growth in Operating income of 76% to P11.21 billion. Financing costs and other charges incurred in 2008 dropped 7.8% due to lower average interest rates offsetting the effects of a devalued currency.

Core EBITDA (earnings before interest, taxes, depreciation and amortization) increased by 19% from ₱21.11 billion last year to ₱25.11 billion this year, with strong performance from the food, property and telecoms businesses.

Incorporating the negative effects of foreign exchange translation losses, as well as the mark-to-market losses on the Group's financial assets and fuel hedges, consolidated net income (attributable to equity holders of the parent) amounted to a net loss of ₱694 million. The net foreign exchange translation loss amounted to ₱2.93 billion compared to a gain of ₱7.21 billion in the same period last year. This is a direct result of translating the value of the company's dollar-denominated assets and liabilities using a much devalued Philippine peso at the close of the year 2008. The mark-to-market losses amounted to ₱7.05 billion and this versus a gain of ₱ 1.96 billion for the same period last year. Again this was brought about by the combined effects of the lower market value of its financial assets and fuel hedges coming out of the decline and volatility of global financial and commodity markets, as well as the lower value of the peso.

"We accept the intrinsic value of the new standards of mark-to-market accounting for enterprise risk management. Nevertheless, we focus more on maintaining the resilient strength of the operating fundamentals of the businesses of the group, which is more important in the longer term," Lance Gokongwei said.

As of December 31, 2008, the Company's balance sheet remains solid, with consolidated assets of ₱251.24 billion from ₱229.88 billion as of December 31, 2007. Its current ratio stood at 1.01. The Company's indebtedness remained manageable with a gearing ratio of 1.12:1 and net debt to equity at 0.93:1 as of December 31, 2008. Stockholders' equity decreased to ₱72.91 billion as of December 31, 2008 from ₱76.77 billion at the end of 2007. Book value per share decreased from ₱11.30 per share as of December 31, 2007 to ₱10.73 per share as of December 31, 2008.

Universal Robina Corporation (URC) registered consolidated net sales and services of ₱45.45 billion for the year ended September 30, 2008, 21% higher than last year. This was due to the strong performance of the branded consumer foods group (BCFG) and commodity foods group. The BCFG registered ₱34.76 billion in revenues, or an increase of 23% year on year, on the back of reaccelerating international sales, as well as strong domestic growth. The Agro Industrial Group recorded net sales of ₱5.57 billion, a 1% decline from last year brought about by lower volumes and meat prices for our Farms. Partly offsetting this was the Commodities Food Group's 38% increase in revenues which amounted to ₱5.12 billion in fiscal 2008 as both our sugar and flour divisions experienced record sales.

URC's core EBITDA increased by 17% to P6.38 billion for fiscal 2008. URC's core earnings, which is operating income after equity earnings, net finance cost and other revenues, reached ₱3.50 billion, compared to ₱3.24 billion last year. URC's net income attributable to equity holders of the parent, however, declined to ₱381.03 million because of the non-recurrence of a gain from the sale of Robinsons Land Corporation shares in FY 2007; mark-to-market losses in the company's financial assets arising out of the decline in bond prices worldwide; and higher taxes.

Robinsons Land Corporation (RLC) posted gross revenues to ₱10.67 billion from last year's ₱8.17 billion. This was because of a strong 35% growth in RLC rental income and sales which was however, partly offset by the flat revenue growth for hotels as well as the non-recurrence of interest income arising out of the IPO proceeds in FY 2007. The residential buildings division posted the highest growth in sales at about 60%. The office buildings and commercial centers divisions posted 24% and 4% growth rates, respectively. Housing revenues declined by 2% due to lower construction completion.

Core EBITDA for RLC reached P5.38 billion, a 9% increase from last year. Net income for the year ended September 30, 2008 increased by 29.0% to ₱3.15 billion up from last fiscal year's ₱2.44 billion. This includes an extraordinary adjustment to reduce provisions for deferred income tax amounting to about P300 million. The adjustment resulted from the reduction in the legislated corporate income tax rate starting January 2009

Digital Telecommunications Philippines Inc. (DIGITEL) generated consolidated service and non-service revenues for the year ended December 31, 2008 of ₱11.35 billion, a 37% growth over same period last year from 8.31 billion in 2007.

The wireless communications business posted a remarkable 82.4% improvement in its operating revenues to ₱7.0 billion for the year ended December 31, 2008. The increase was attributable to the growth in subscriber base more significantly in the prepaid segment that boosted revenues in unlimited fees, voice, SMS, roaming and value added services.

The wireline voice communication services reported service and non-service revenues of ₱3.6 billion, a 6.8% decline year on year mainly due to lower international and domestic toll revenues. Service and non-service revenues for wireline data communication services for the year ended December 31, 2008 amounted to ₱358.1 million, lower by 6.0% from last year. This is due to the non-recurrence of a one-time rental payment of International Private Leased Circuit from certain carriers, and a lower average exchange rate.

Digitel significantly improved its core EBITDA by 80% to ₱3.62 billion for the period. Core earnings was reported at ₱419 million from a net loss of ₱2.57 billion last year. However, after accounting for foreign exchange and mark-to-market losses, Digitel registered a net loss of ₱ 1.98 billion in 2008 compared to a net income of ₱1.17 billion.

Cebu Air, Inc. (Cebu Pacific) generated gross revenues of ₱19.68 billion for the year ended December 31, 2008, a 31.1% increase over last year's ₱15.02 billion brought about by a 19.9% increase in passenger traffic, increased capacity, and new routes and additional frequencies. Costs and operating expenses increased from ₱12.46 billion last year to ₱17.95 billion this year. This was due to higher operations-related expenses, particularly, fuel cost.

Cebu Pacific's core EBITDAR for fiscal 2008 was maintained at ₱4.34 billion from 4.31 billion, despite the challenge of record high fuel prices. Before accounting for foreign exchange translation and mark-to-market losses, Cebu Pacific's core net earnings for 2008 amounted to ₱ 841.83 million while last year's amounted to ₱1.61 billion. After considering foreign exchange translation and mark-to-market losses from its dollar denominated obligations and fuel hedges the airline posted a net loss amounting to ₱3.26 billion for 2008 compared to a net income of ₱ 3.61 billion in the previous year.

JG Summit Petrochemicals Corporation's (JGSPC) revenue for the year ended September 30, 2008 rose to ₱9.28 billion from ₱5.15 billion last year as a result of higher sales volume (76,737 MT last year to 132,049 MT this year). Gross margin improved from a - 6.0% last year to +2.6% this year. Operating expenses 5increased by 35.9% consistent with the higher production for 2008. The increase in gross profit contributed to the drop in net loss from ₱722.44 million last year to ₱673.80 million this year.

Equity earnings from associated companies and joint ventures were reported at ₱2.39 billion for the year ended December 31, 2008, a 47.1% growth from last year's 1.62 billion. The increase in equity income is mainly due to United Industrial Corporation, Limited (UIC), which recorded a higher net income before fair value gain on investment properties. Excluding the fair value on investment properties, the profit attributable to operations in 2008 is S$187.50 million a 51.7% growth from last year's S$123.59 million. The increase was mainly due to higher sales of residential properties and hotel revenues.

First Private Power Corporation (FPPC) reported a net income of US$8.46 million, from last year's US$ 20.24 million. The decrease was mainly due to lower equity income recognized by FPPC from BPPC, which was brought about by the latter's adoption of a new accounting standard.

Net income from Litton Mills, Inc. for the year ended December 31, 2008 amounted to ₱ 12.8 million is mainly due to the recognition of gain on sale of fixed assets amounting to ₱62.41 million compared to a net loss of ₱194.53 million last year.

Very Truly Yours,

B.J. Sebastian
Senior Vice President

COVER SHEET

1 8 4 0 4 4

SEC Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 r d F l o o r , R o b i n s o n s E q u i t a b l e T o w e r , A D B A v e n u e c o r n e r P o v e d a R o a d , O r t i g a s C e n t e r , P a s i g C i t y

(Business Address: No. Street City/Town/Province)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Contact Person)

633-7631 to 40
(Company Telephone Number)

1 2 | 3 1
Month *Day*
(Fiscal Year)

1 7 - C
(Form Type)

Second Thursday of June
Month *Day*
(Annual Meeting)

Reply to the PSE OdiSy letter dated April 20, 2009 regarding the news article entitled "JG Summit forecasts better results, rules out further losses in 2009"

N/A
(Secondary License Type, If Applicable)

Dept. Requiring this Doc.

Amended Articles Number/Section

Total Amount of Borrowings

Total No. of Stockholders

Domestic

Foreign

To be accomplished by SEC Personnel concerned

File Number

LCU

Document ID

Cashier

STAMPS

Remarks: Please use BLACK ink for scanning purposes.

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **April 21, 2009**
(Date of Report)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of issuer as specified in its charter)

5. **Metro Manila, Philippines**
(Province, country or other jurisdiction of incorporation)

6. (SEC Use Only)
Industry Classification Code:

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City**
(Address of principal office)
1600
(Postal Code)

8. **(632) 633-7631 to 40**
(Issuer's Tel. No., including area code)

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA:

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

SEC FORM 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A"- Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated April 20, 2009 in response to the PSE ODiSy letter in Annex "B" below.

Annex "B"- ODiSy letter of PSE to the Company dated April 20, 2009 requesting the Company to confirm, deny and/or clarify the information contained in, and provide additional information, if any, on the news article in Annex "C" below.

Annex "C"- News article entitled "JG Summit forecasts better results, rules out further losses in 2009" which appeared in the April 19, 2009 issue of The Manila Bulletin.

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

April 21, 2009
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631 to 40, 240-8801 FAX NO.: 633-9207, 240-9106

April 20, 2009

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Janet A. Encarnacion
Head, Disclosure Department

Gentlemen:

We refer to your letter dated April 20, 2009 requesting us to confirm, deny and/or clarify the news article entitled "JG Summit forecasts better results, rules out further losses in 2009" published in the April 19, 2009 issue of The Manila Bulletin which reported in part that:

> *"JG Summit Holdings Inc. projects to post double-digit growth in both revenues in operating profit this year while bottomline is also seen to improve as the firm does not expect to suffer the same one-time losses as in 2008..."*

We confirm the above-mentioned statements which were expressed by Mr. Lance Y. Gokongwei, President and Chief Operating Officer of JG Summit Holdings, Inc., on the assumption that there will be no further deterioration in the foreign exchange and financial markets. These statements were made immediately after the annual meeting of the shareholders of Universal Robina Corporation and Robinsons Land Corporation held last April 16, 2009.

Thank you.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

ANNEX "B"

ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

Company	:	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Atty. Rosalinda F. Rivera** ***Corporate Secretary***
Subject	:	**"JG Summit forecasts better results, rules out further losses in 2009"**
Date	:	**Monday, April 20, 2009**

Gentlemen:

We write with respect to the attached news article entitled "JG Summit forecasts better results, rules out further losses in 2009" published in the April 19, 2009 issue of *The Manila Bulletin*. The article reported, in part, that:

> JG Summit Holdings Inc. projects to post double-digit growth in both revenues in operating profit this year while bottomline is also seen to improve as the firm does not expect to suffer the same one-time losses as in 2008....

Please confirm, deny and/or clarify the above-quoted news article and provide additional information, if any, **via ODiSy before 9:30 a.m. today, April 20, 2009**, so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

CHRISTINA MARIE C. FORTES
Specialist, Disclosure Department

Noted by:

NOEL B. DEL CASTILLO
Supervisor, Disclosure Department

ANNEX "C"

JG Summit forecasts better results, rules out further losses in 2009

By **JAMES A. LOYOLA**

JG Summit Holdings Inc. projects to post double-digit growth in both revenues in operating profit this year while bottomline is also seen to improve as the firm does not expect to suffer the same one-time losses as in 2008.

Last year, the firm registered a net loss of ₱694 million due to the negative effects of foreign exchange translation losses as well as the mark-to-market losses on the Group's financial assets and fuel hedges.



GOKONGWEI

The net foreign exchange translation loss amounted to ₱2.93 billion compared to a gain of ₱7.2 billion in the same period last year. This is a direct result of translating the value of the company's dollar denominated assets and liabilities using a much devalued Philippine peso at the close of the year 2008.

The mark-to-market losses amounted to ₱7.05 billion and this versus a gain of ₱1.96 billion for the same period last year. This was brought about by the combined effects of the lower market value of its financial assets and fuel hedges coming out of the decline and volatility of global financial and commodity markets, as well as the lower value of the peso.

JG Summit president Lance Gokongwei said in an interview that while "we had a lot of extraordinary items last year, we do not expect that to have the same magnitude this year.

He said revenues will continue to be driven up by domestic consumer spending as well as by the fruits if its heavy investment overseas in the last ten years.

"We have seen that the consumer in the Philippines is still alive and kicking compared to what we are seeing in other countries and our consumer related businesses are doing well," Gokongwei said.

He noted that sales of Universal Robina Corporations branded consumer products are up 16 to 17 percent while its retail and airline businesses are also doing well as indicated by first quarter figures.

For its overseas operations, Gokongwei said URC expects to post earnings of $10 million from $7 million in losses last year, marking the first full year of profits from their international business.

He noted that the overseas operations have finally reached critical mass after 10 years and is already generating sales of $250 million a year. Largest contributor is Thailand while Vietnan and Malaysia are growing fast. "While we expect to see some slowdown (due to the crisis), the business is still growing. But we expect it to grow at a slower rate in some of the major economies particularly Thailand," he said.